

INSPECTION → METROLOGY → LITHOGRAPHY → PROCESS CONTROL & ANALYTICS SOFTWARE

2025

Annual Report +
2026 Proxy

Dear Fellow Stockholders

It is an exciting time for the semiconductor industry! Demand for artificial intelligence (AI) across a wide range of industries looking to benefit from AI is driving sustained and massive investments by hyperscalers and enterprises, with broader ecosystems expanding their AI workloads as well. Consequently, chip demand to support AI is expected to exceed $1 trillion by 2030, according to industry estimates. Onto Innovation is playing a pivotal role across the value chain, from advanced logic, memory, and packaging to emerging applications, such as co-packaged optics. Last year over 60% of our revenue was directly in support of AI chip production.

As we look ahead, we expect to increase our value to AI chip production with a new suite of solutions developed in close collaboration with our customers.

Over the last several months, we launched our next-generation Dragonfly® inspection system, a faster and more precise 3Di™ metrology sensor, new integrated metrology specific for the challenges in sub-2nm gate-all-around applications, and the Atlas® G6 OCD metrology tool. Each of these products has successfully proven value in comparison to alternative technologies and we expect they will contribute meaningfully to revenue in future years. We are also developing additional tools for both advanced nodes and advanced packaging, with evaluation units scheduled to ship later this year that create the opportunity to significantly expand our served addressable market and, combined with strong industry demand, position us for robust multi-year growth.

Complementing our new product strategy, we completed the acquisition of materials composition and electrical analysis product lines from Semilab International in November. Charge metrology is proving critical for emerging large format heterogeneous packages being designed for next generation AI devices to help ensure high yield. We are impressed by the passion and excitement of the new team as we successfully integrate the product lines into our Company. We remain confident that the transaction will be accretive to earnings in year one.

Operationally, we took significant steps in 2025 to better position our manufacturing and supply chain to meet the needs of our customers in Asia by accelerating our in-region manufacturing efforts. Through close collaboration with our suppliers and extended factory contract manufacturers, more than half of the tools shipped in the fourth quarter were built in Asia, compared to zero in 2024. We will continue to accelerate our in-region manufacturing strategy in 2026, strengthening our competitive position, mitigating costs such as freight, duty and tariffs, and increasing our overall manufacturing capacity.

We are proud of the role we play in enabling the technologies that power a smarter and more connected future. Our team is driving innovation at scale and our new product platforms demonstrate how we are setting the pace for this rapidly evolving industry. With this momentum, we are confident that Onto Innovation is well positioned to outperform in 2026 and beyond.

On behalf of the entire team at Onto Innovation and the board of directors, we extend our heartfelt gratitude for your continued support and confidence.

Sincerely,

Michael P. Plisinski
Chief Executive Officer

Christopher A. Seams
Chairman of the Board

Safe Harbor

Certain statements in this Annual Report and Proxy Statement of Onto Innovation Inc. (referred to, together with its consolidated subsidiaries, unless otherwise specified or suggested by the context, as the "Company," "Onto Innovation," "we," "our," or "us") are "forward-looking statements" or are based on "forward-looking statements," including, but not limited to, those concerning: our business momentum and future growth; technology development, product introduction and acceptance of our products and services; our manufacturing practices and ability to deliver both products and services consistent with our customers' demands and expectations and to strengthen our market position; our expectations regarding the semiconductor market outlook; and future revenue, gross profits, research and development and engineering expenses, selling, general and administrative expenses, and cash requirements. Statements contained or incorporated by reference in this proxy statement that are not purely historical are forward-looking statements and are subject to safe harbors created under Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as, but not limited to, "anticipate," "believe," "continue," "estimate," "expect," "intend," "plan," "should," "may," "could," "will," "would," "forecast," "project" and words or phrases of similar meaning, as they relate to our management or us. Forward-looking statements contained herein reflect our current expectations, assumptions and projections with respect to future events and are subject to certain risks, uncertainties and assumptions, including, but not limited to, the following: our ability to leverage our resources to improve our position in our core markets; our ability to weather difficult economic environments; our ability to open new market opportunities and target high-margin markets; the strength/weakness of the back-end and/or front-end semiconductor market segments; fluctuations in customer capital spending; our ability to effectively manage our supply chain and adequately source components from suppliers to meet customer demand; the effects of political, economic, legal, and regulatory changes , including tariffs and trade disputes, or conflicts on our global operations; our ability to adequately protect our intellectual property rights and maintain data security; the effects of natural disasters or public health emergencies on the global economy and on our customers, suppliers, employees, and business; our ability to effectively maneuver global trade issues and changes in trade and export regulations, tariffs and license policies; our ability to maintain relationships with our customers and manage appropriate levels of inventory to meet customer demands; our ability to successfully integrate acquired businesses and technologies including the Semilab business, and to realize the anticipated benefits of such acquisitions those identified in Part I, Item 1A. "Risk Factors" of our Form 10-K for the fiscal year ended January 3, 2026. Actual results may differ materially and adversely from those included in the forward-looking statements. Forward-looking statements reflect our position as of the date of this proxy statement and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Stockholder Information

LOCATION

HEADQUARTERS

Onto Innovation
16 Jonspin Road
Wilmington, Massachusetts 01887
Phone 978.253.6200
ontoinnovation.com

OTHER LOCATIONS

View all locations on our website:
https://ontoinnovation.com/locations

TRANSFER AGENT

Computershare
150 Royall St., Suite 101
Canton, MA 02021

ONLINE INQUIRIES

www-us.computershare.com/investor/contact

PHONE

781.575.4223 or 800.368.5948

INVESTOR INFORMATION

GENERAL STOCKHOLDER AND INVESTOR QUESTIONS MAY BE DIRECTED TO

Onto Innovation
Attn: Investor Relations
16 Jonspin Road
Wilmington, Massachusetts 01887
investors@ontoinnovation.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young, LLP
Iselin, New Jersey

STOCK SYMBOL

Common stock is traded on the New York Stock Exchange under the symbol: ONTO

ANNUAL MEETING

Stockholders are invited to attend the Annual Meeting at 8:00 a.m. (ET) on Wednesday, May 20, 2026 at our offices, located at:
16 Jonspin Road
Wilmington, MA 01887

PAGE INTENTIONALLY LEFT BLANK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended January 3, 2026

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File No. 001-39110

ONTO INNOVATION INC.
(Exact name of registrant as specified in its charter)

Delaware	94-2276314
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

16 Jonspin Road, Wilmington, MA 01887
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (978) 253-6200

SECURITIES REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

Title of Each Class	Trading Symbol	Name of Exchange on Which Registered
Common Stock, $0.001 par value per share	ONTO	New York Stock Exchange (NYSE)

SECURITIES REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

 Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

The aggregate market value of the registrant's voting Common Stock held by non-affiliates of the registrant was approximately $4,817,275,689 based on the closing price of the Common Stock on the New York Stock Exchange on June 27, 2025.

The number of shares of the registrant's Common Stock outstanding as of February 5, 2026 was 49,702,361.

DOCUMENTS INCORPORATED BY REFERENCE

Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K incorporate by reference information from the definitive proxy statement for the registrant's annual meeting of stockholders scheduled to be held on May 20, 2026.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report on Form 10-K (this "Form 10-K"), or incorporated by reference in this Form 10-K, of Onto Innovation Inc. (referred to in this Form 10-K, together with its consolidated subsidiaries, unless otherwise specified or suggested by the context, as the "Company," "Onto Innovation," "we," "our" or "us") are "forward-looking statements" or are based on "forward-looking statements," including, but not limited to, those concerning:

- our business momentum and future growth;

- technology development, product introduction and acceptance of our products and services;

- our manufacturing practices and ability to deliver both products and services consistent with our customers' demands and expectations and to strengthen our market position, including our ability to source components, materials, and equipment due to supply chain delays or shortages;

- our acquisition and integration of Semilab USA LLC ("Semilab USA");

- our expectations of the semiconductor market outlook;

- future revenue, gross profits, research and development and engineering expenses, selling, general and administrative expenses, and cash requirements;

- the effects of political, economic, legal, and regulatory changes or conflicts on our global operations;

- the effects of natural disasters or public health emergencies on the global economy and on our customers, suppliers, employees, and business;

- our dependence on certain significant customers and anticipated trends and developments in and management plans for our business and the markets in which we operate; and

- our ability to be successful in managing our cost structure and cash expenditures and results of litigation.

Statements contained or incorporated by reference in this Form 10-K that are not purely historical are forward-looking statements and are subject to safe harbors created under Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as, but not limited to, "anticipate," "believe," "continue," "estimate," "expect," "intend," "plan," "should," "may," "could," "will," "would," "forecast," "project" and words or phrases of similar meaning, as they relate to our management or us.

Forward-looking statements contained herein reflect our current expectations, assumptions and projections with respect to future events and are subject to certain risks, uncertainties and assumptions, such as those identified in Part I, Item 1A. "Risk Factors" and elsewhere in this Form 10-K. Actual results may differ materially and adversely from those included in such forward-looking statements. Forward-looking statements reflect our position as of the date of this report and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PART I

Item 1. Business.

General

Onto Innovation® is a worldwide leader in the design, development, manufacture and support of metrology and inspection tools for the semiconductor industry, including process control tools that perform optical metrology and inspection on patterned and unpatterned wafers, including macro defect inspection of both 2D and 3D wafer features, wafer substrate and panel substrate lithography systems, and process control analytical software. Our products are primarily used by silicon wafer manufacturers, semiconductor integrated circuit ("IC") fabricators, and advanced packaging manufacturers operating in the semiconductor market. Our products are also used for process control in a number of other specialty device manufacturing markets, including light emitting diodes ("LED"), vertical-cavity surface-emitting lasers ("VCSEL"), micro-electromechanical systems ("MEMS"), CMOS image sensors ("CIS"), silicon and compound semiconductor (SiC and GaN) power devices, analog devices, RF filters, data storage, and certain industrial and scientific applications.

We provide process and yield management solutions used in bare silicon wafer production and wafer processing facilities, often referred to as "front-end" manufacturing, and advanced packaging of chips and test facilities, or "back-end" manufacturing, through a portfolio of standalone systems for optical metrology, macro-defect inspection, packaging lithography, as well as transparent and opaque thin film measurements. Our automated and integrated metrology systems measure critical dimensions, device structures, topography, shape, and various thin film compositions, including three-dimensional features and film thickness, as well as optical and material properties. Our primary areas of focus include products that provide critical yield-enhancing and actionable information, which is used by microelectronic device manufacturers to improve yield and time to market of their next-generation devices. Our systems feature sophisticated software and production-worthy automation. In addition, our advanced process control software portfolio includes powerful solutions for standalone tools, groups of tools, and factory-wide and enterprise-wide suites to enhance productivity and achieve significant cost savings. Our systems are backed by worldwide customer service and applications support.

Semilab USA Acquisition

In the fourth quarter of 2025, the Company acquired Semilab USA, which was a subsidiary of Semilab International Zrt., which added three advanced product lines—FAaST®, CnCV® and MBIR—to Onto Innovation's portfolio, enhancing the Company's capabilities in inline wafer contamination monitoring, materials characterization and unique surface charge metrology. For more information regarding these product lines, please see "Onto Innovation's Products" below.

Industry Background

We participate in the sale, design, manufacture, marketing and support of process control systems across all major segments of the semiconductor industry for optical critical dimension ("OCD") metrology, thin film metrology, silicon wafer inspection, including 2D and 3D macro inspection and lithography tools for advanced packaging and advanced analytical software for semiconductor manufacturing as well as inspection systems for certain industrial applications and scientific research. Our principal market is semiconductor capital equipment. Semiconductors packaged as ICs, or "chips", are used in consumer electronics, server and enterprise systems, mobile computing (including smart phones and tablets), data storage devices, and embedded automotive and control systems. Our core focus is the measurement and control of the structure, composition, and geometry of semiconductor devices as they are fabricated on silicon wafers to improve device performance and manufacturing yields. Our end customers manufacture many types of ICs for a multitude of applications, each having unique manufacturing challenges. This includes ICs to enable information processing and management (logic ICs), memory storage (NAND, 3D-NAND, and DRAM), analog devices (e.g., Wi-Fi and 5G radio ICs, power devices), MEMS sensor devices (accelerometers, pressure sensors, microphones), CMOS image sensors, and other specialty end markets including components for hard disk drives, LEDs, and power management devices.

Markets

Advanced Nodes. "Advanced nodes" refers to leading-edge ICs where the sizes of transistors and other features continue to shrink. Advanced nodes are associated with transistor dimensions less than 10 nanometers (nm), with the most advanced logic devices now in production using 3nm and 2nm transistor dimensions. Our metrology systems used to measure and characterize these small features are generally purchased when a customer is beginning development at a new, smaller node, in order to set up and test new manufacturing equipment being installed for production at the new node. Our process control/metrology equipment is generally installed prior to the installation of the actual process equipment for that reason. Additional process control equipment is normally purchased when the initial process yields have been stabilized and more manufacturing capacity is required to meet production demands. Therefore, our sales to customers for advanced nodes is generally higher when manufacturing lines for new nodes are being established and may not represent continuous sales revenue until our initial systems reach high levels of utilization driven by the need for greater capacity.

The growth in artificial intelligence ("AI") based applications has generated significant demand and new technology requirements in the advanced node segment, including for both logic and memory devices. Demand for our products also continues to be driven by our customers' desire for higher overall chip performance enabled by a greater number of transistors per square millimeter, while improving power efficiency, logic processing capability, data storage volume and manufacturing yield. To achieve these goals, our customers have increased their use of more complex materials and processing methods in their manufacturing flow. The primary path for performance gains is geometric scaling, known as node shrinks, or scaling of transistor dimensions. In some cases, our customers are implementing new materials and methods in high volume manufacturing, including materials and device architectures to reduce power consumption. To scale NAND memory, for example, a 3D layered architecture has been implemented for several customers with more than 700 storage cell layers for devices in production. Additional innovation continues in Data Storage, Power Devices, MEMS, and Image Sensors. We believe the use of these new materials and manufacturing methods has increased demand for our products such as the Atlas® product line, which is capable of measuring advanced nodes as certain features shrink beyond 7nm, to 5nm, 3nm and in the most advanced of cases, 2 nm or less.

To shrink features, new methods, including multiple patterning lithography and extreme ultra-violet ("EUV") lithography, have been developed. The EUV process is driving significantly higher requirements for the silicon wafers that are entering the EUV chamber. Small particles on the backside of the wafer measuring a few micrometers (microns) can distort the images being projected onto the top side. Our NovusEdge® inspection tool has been installed at major silicon wafer manufacturers to detect backside contamination and edge cracking as a final quality control mechanism before wafers are shipped to the semiconductor fabrication processes. The top side of wafers used for the EUV process is covered with an epitaxial layer, which must also be scanned for any impurities. This compositional analysis may be measured using our Element® system using Fourier Transform Infrared ("FTIR") algorithms.

Advanced Packaging. "Advanced packaging" refers to a variety of technologies on either wafer or panel level substrates (or both) that enable the miniaturization of electronic products, such as smartphones, watches, and tablets. Historically, IC packaging refers to the final stage of semiconductor device fabrication, in which a single circuit made from semiconducting material (a die or chip) is encased in a molded package using small wires to provide connections to a carrier that can be soldered to a printed circuit board and also prevents physical damage and corrosion to the chip. Advanced packaging refers loosely to the multi-layer conductors and chip structures (other than wires) that often interconnect multiple die, feed them with electric power and create signal paths to and from the Printed Circuit ("PC") board, dissipate their heat, and protect them from damage. Today, the drive to pack more functions into a small space and reduce their power requirements demands that chip packages do much more than ever before to combine multiple chips and functions into a single molded package.

One example of the technology used in advanced packaging is the 3D integration of semiconductors. This technology involves stacking individual chips in one integrated package. Through-silicon vias ("TSVs") are vertical copper interconnects that are embedded from the bottom surface of a die to the top surface and use small copper/solder "bumps" to connect one chip to another. TSVs allow power and communication to be shared among the individually stacked components. This offers the advantages of shorter signal paths and, in turn, reduced power consumption, enhanced bandwidths, integration of heterogeneous components such as memory and logic chips, and smaller surface area. The processes required for 3D integration vary from one manufacturer to another and many continue to be optimized for yield and to ensure the functioning of individual stacked chips.

Heterogeneous integrated ("HI") packaging is another advanced packaging technology using copper pillars/bumps to vertically connect a wide variety of stacked die for 2.5D, and 3D integration techniques as well as horizontally connected chips and is considered the next disruptive technology for several reasons. First, HI packages using 3D stacking can significantly reduce the space needed inside an electronic device, such as a smartphone, by combining multiple chips/functions into a "system in a package" ("SIP"). Next, HI packages also improve a system's performance by reducing power and signal conductor lengths, which previously were routed from package to package through a PC board using thin redistribution layers ("RDLs") to connect chips that are side-by-side. Lastly, the technology is currently considered the preferred vehicle for next generation uses, such as SIP, and package on package formats. As a result of the small overall form factor, HI packages provide the functionality needed in high-end mobile and wearable products.

Our inspection systems and software are used for process control and detection of potential reliability failures in nearly all of these packages. Inspection rates for advanced packages are high throughout the assembly process to avoid a single defective chip from being assembled into a relatively expensive package. Thus, unlike the cyclical nature of our metrology equipment associated with node shrinks, our sales revenue for advanced packaging is generally driven by assembly volumes.

Recently, the growth in AI applications has generated significant demand and new technology requirements in the advanced packaging segment at both the wafer process and panel process levels.

Panel Substrate Manufacturing. One current process to manufacture advanced packaging involves attaching known good die to a 300mm wafer. SIP packages can often contain side-by-side die, meaning the package can be large and limit the number of packages being placed on a wafer. In order to meet the growing demand at reduced average selling prices, manufacturers are looking to scalable technology. Advanced packaging facilities looking to improve Cost of Ownership and increase productivity are transitioning from 300mm wafers to large rectangular panels, which can be as large as 650mm x 650mm. This larger size enables companies manufacturing large area packages to increase the number of devices being processed at each step as they are no longer limited to operating within the constraints of a round wafer. By responding to market opportunities and addressing the stringent demands of customers' technical roadmaps, we believe that Onto Innovation is optimally positioned to capitalize on the emerging market of high-volume manufacturing of advanced IC substrates. For example, the JetStep® X500 lithography system, having emerged from the flat panel display market, is readily capable of processing RDLs on very thin advanced organic laminate panels in the semiconductor advanced packaging market. The Firefly® series of panel level macro inspection tools, designed for high resolution inspection, can provide defect detection and location information to the JetStep X500 tool for each die, which greatly improves lithography throughput using our exclusive StepFAST™ process. It also delivers a combination of defect classification and process throughput in a single software platform. It reduces capital investment requirements and provides a reliable pathway to transition from wafer to panel-based processes.

Technology

We believe that our expertise in our core technologies of optics and software and our combined investment in research and development will enable us to rapidly develop new technologies and products in order to quickly respond to emerging industry trends and competitive challenges. The breadth of our technology enables us to offer a diverse combination of metrology, inspection, and process control solutions. Unique features have been designed into our lithography systems to meet our customers' changing process requirements. Our metrology and inspection technologies provide process control for the majority of advanced node wafers processed today in a semiconductor wafer fab. In front-end processes, OCD metrology, thin film metrology, wafer stress metrology and macro defect detection and classification technologies allow yield enhancement for critical processes such as photolithography, diffusion, etch, chemical mechanical planarization ("CMP") and outgoing quality control. Within the back-end manufacturing processes, our 2D/3D advanced macro defect inspection provides our customers with critical quality assurance and process information. Defects may be created during probing, bumping, dicing, assembly processes (RDLs, TSVs, copper pillars, etc.) or general handling and can have a major impact on device and process quality. Lastly, we turn the gathered data into useful knowledge for our customers to make yield-enhancing decisions, which lower their scrap cost and environmental impact and improve their margins.

Onto Innovation's Products

Automated Metrology Systems. The Atlas family of products represents our line of high-performance automated metrology systems providing OCD and thin film metrology and wafer stress metrology for transistor and interconnect metrology applications. The thin film and OCD technology is supported by our suite of solutions including our latest introductions of AI Diffract™ software, SpectraProbe™ software and AiGen X™ scalable computing engine, which enables visualization, modeling, and analysis of complex structures.

AI Diffract is a modeling, visualization and analysis software that takes signals from the metrology systems, providing critical dimension, thickness, and optical properties from in-line measurements. The software has an intuitive three-dimensional modeling interface to provide visualization of today's advanced and complex semiconductor devices. There are proprietary fitting algorithms in AI Diffract that enable very accurate and very fast calculations for signal processing for high fidelity model-based measurements. SpectraProbe is a model-less fitting engine that enables fast time to solution for in-line excursion detection and control. SpectraProbe complements the high-fidelity modeling of AI Diffract with a simple machine learning interface for rapid recipe deployment. The software is supported by Ai Gen X, an enterprise scale computing hardware system that is deployed to run the computing intensive analysis software. Ai Gen X leverages commercial server chips and networking architecture and is optimized to support the workload of AI Diffract and SpectraProbe analysis.

Integrated Metrology Systems. Our integrated metrology ("IM") systems are installed directly onto wafer processing equipment to provide near real-time measurements for improved process control and maximum throughput. Our IM systems are sold directly to end user customers. The IMPULSE® family of products includes the latest technology for OCD, and thin film metrology, and has been successfully qualified on multiple independent wafer fabrication equipment suppliers' platforms.

Silicon Wafer All-surface Inspection/Characterization. "All-surface" refers to inspection of the wafer frontside, edge, and backside as well as wafer's locator notch. The edge inspection process focuses on the area near the wafer edge, an area that poses difficulty for traditional wafer frontside inspection technology due to its varied topography and process variation. Edge bevel inspection looks for defects on the side edge of a wafer. Edge bead removal and edge exclusion metrology involve a topside surface measurement required exclusively in the lithography process, primarily to determine if wafers have been properly aligned for the edge exclusion region. The primary reason for wafer backside inspection is to determine if contamination has been created that may spread throughout the wafer fab. For instance, it is critical that the wafer backside be free of defects prior to the EUV lithography process to prevent focus and exposure problems on the wafer frontside.

Our materials characterization products include systems that are used to monitor the physical, optical, and material characteristics of discrete electronic industry, opto-electronic, HB-LED (high brightness LEDs), solar PV (solar photovoltaics), compound semiconductor, strained silicon and silicon-on-insulator ("SOI") devices, including composition, crystal structure, layer thickness, dopant concentration, bulk contamination and electron mobility. Adding to these capabilities are the FAaST® and CnCV® product lines. The FAaST system is a versatile, non-contact electrical metrology platform, with an option to combine micro and macro corona-Kelvin technologies together with digital surface photovoltage (SPV). The CnCV product line enables wafer-level characterization of wide-bandgap materials without test device fabrication, reducing time and cost.

We have a broad portfolio of products for materials characterization including photoluminescence mapping and Fourier Transform Infrared ("FTIR") spectroscope in automated and manual systems for substrate quality and epitaxial thickness metrology. These products are now complimented by the MBIR product line of Infra-Red OCD and materials analysis products. The MBIR system is an in-line, non-destructive infrared reflectometry system that enables critical process control of high aspect ratio structures, films and epitaxial structures. The NanoSpec® line supports thin film measurement across all applications in both low volume production and research applications.

Macro Defect Inspection. Chip manufacturers deploy advanced macro defect inspection throughout the production line to monitor key process steps, gather process-enhancing information and ultimately, lower manufacturing costs. Field-established tools such as the F30™, NSX®, Firefly®, and the latest Dragonfly® G3 inspection systems are found in the wafer fab (front-end) and packaging (back-end) facilities around the world. These high-speed tools incorporate features such as wafer-less recipe creation, tool-to-tool correlation and multiple inspection resolutions. Using Discover® yield management software, the vast amounts of data gathered through automated inspection can be analyzed and classified to determine trends and locate root causes that directly affect yield.

Automated Defect Classification and Pattern Analysis. Automating the defect detection and classification process is best done by a system that can mimic, or even extend, the response of the human eye, but at a much higher speed, with higher resolution and more consistency. To do this, our systems capture full-color whole wafer images using simultaneous dark and bright field illumination. The resulting bright and dark field images are compared to those from an "ideal" wafer having no defects using our Automated Defect Classification ("ADC") software. When a difference is detected, its image is broken down into mathematical vectors that allow rapid and accurate comparison with a library of known classified defects stored in the tool's database. Patented and proprietary enhancements of this approach enable very fast and highly repeatable image classification. The system is pre-programmed with an extensive library of local, global, and color defects and can also store a virtually unlimited amount of new defect classes. This allows customers to define defects based on their existing defect classification system, provides more reliable automated rework decisions and enables more accurate statistical process control data. Reviewing defects using ADC enables automated inspection systems to maintain their utilization for high throughput inspection. Using defect image files captured by automated inspection systems, operators are able to view high-resolution defect images to determine defects that cause catastrophic failure of a device, known as killer defects. Combining the review process with classifying defects enables faster analysis by grouping defects found together as one larger defect, a scratch for example, and defects of similar types across a wafer lot to be grouped based on size, repeating defects, and other user-defined specifications.

Yield Analysis. Using wafer maps, charts and graphs, the massive amounts of data gathered through automated inspection can be analyzed to determine trends across bumps, die, wafers and lots. This analysis may determine where a process variation or deviation has occurred, allowing process engineers to make corrections or enhancements to increase yields. Defect data analysis is performed to identify, analyze and locate the source of defects and other manufacturing process excursions. Using either a single wafer map or a composite map created from multiple wafer maps, this analysis enables identification of defect patterns and distribution. When combined with inspection data from inspection points placed strategically, this analysis may pinpoint the source of the defects so corrective action can be taken.

Opaque Film Metrology. The MetaPULSE® and Echo™ systems allow customers to simultaneously measure the thickness and other properties of up to six metal or non-metallic opaque film layers without physically contacting product wafers. PULSE™ technology uses an ultra-fast laser to generate acoustic waves that pass down through a stack of opaque films such as those used in copper or aluminum interconnect processes, as well as the hard mask layer in 3D-NAND chips, sending back to the surface a reflected signal (echo) that indicates film thickness, density, and other process critical parameters. We believe we are a leader in providing systems that can measure opaque thin-film stacks non-destructively with the speed and accuracy semiconductor device manufacturers demand in order to achieve high yields with the latest fabrication processes. The technology is ideal for characterizing copper interconnect structures. The MetaPULSE and Echo systems, used for fast and accurate measurements of metal interconnect in front-end wafer fabs, have now been chosen by back-end manufacturers to perform system measurements in new process applications such as RF filters and modules, driven by the need for on-product metrology as feature sizes decrease and pattern densities increase.

Industrial, Scientific, and Research Markets — 4D Technology®. The 4D business offers a line of interferometry systems for the measurement and inspection of high precision surfaces. End markets include high precision optics surfaces and components, aerospace and defense components, and unique research and scientific instrumentation that requires the unique high-speed results of the 4D systems.

Advanced Packaging Lithography. Our lithography steppers use projection optics to expose circuit patterns from a mask or reticle onto a substrate to expose images with optimal fidelity. These systems employ a bright light that is transmitted through a mask or reticle containing display circuit patterns. Substrates are aligned on the system and the mask is imaged through a projection lens onto photoresist material coated on the substrate. The substrate is then moved, or "stepped," to a second position to expose an adjacent area. The system repeats the step and exposure process until the entire substrate is patterned. Once the exposure process has been completed, the substrate is developed with an alkali solution to reveal the underlying material. The imaged photoresist serves as a stencil barrier that allows for the processing of the underlying metal or insulating layers. The substrates then continue through the etching, stripping and deposition processes until multi-layer circuits are completed.

In order to deal with increased input/output ("I/O") resulting from devices with enhanced functionality, increased power distribution efficiency, and higher frequency, IDMs and outsourced semiconductor assembly and test ("OSATs") facilities must incorporate lithography capabilities to create RDLs for their advanced packaging technologies. However, the associated substrates and processes are significantly different than those used in front-end wafer processing. For advanced packaging, the lithography system must perform in a completely different application, with significantly different operating parameters. For example, most packaging is an additive process, while wafer processing is subtractive, and thick films, rather than thin films, are used to enable the creation of features. In order for equipment to effectively function in this environment, it must overcome these challenges. Our JetStep® systems have been specifically designed to meet these challenges head on. The new JetStep X500 System is designed for rectangular substrates (panels), which when combined with user-selectable wavelength options, maximizes throughput while not limiting resolution when needed. High-fidelity optics are able to image the fine features required while at the same time achieving superior depth of field to minimize non-flatness that is typical for advanced packaging applications. On-the-fly auto focus and an innovative reticle management system improve yield and utilization. These features result in a revolutionary lithography system specifically designed to meet advanced packaging challenges.

Process Control Software. We provide a wide range of advanced process control solutions, which are designed to improve factory profitability, including run-to-run control, fault detection, classification and tool automation. We are a leading provider of process control software in the semiconductor industry. Advanced process control ("APC") employs software to automatically detect or predict tool failure (fault detection) as well as calculate recipe settings for a process that will drive the yielded output to meet and exceed the target, despite variations in the incoming material and minor instabilities within the process equipment. Process control software enables the factory to increase capacity and yield while decreasing rework and scrap. It enables reduced production costs by lowering consumables, process engineering time and manufacturing cycle time.

Yield Management Software. Semiconductor manufacturers use yield management software ("YMS") to obtain valuable process yield and equipment productivity information. The data necessary to generate productivity information comes from many different sources throughout the wafer fab: inspection and metrology systems, tool sensors, tool recipes, electrical tests and the fab environment. As the complexity and cost of manufacturing processes increase, the value of faster, better analysis to support critical manufacturing decisions grows. As a result, customers are demanding robust yield management systems that can analyze large, complex data sets quickly and effectively. Our fully integrated YMS is designed to analyze data from disparate sources and multiple sites to maximize productivity across the entire value chain.

Customers

Over 190 customers purchased Onto Innovation tools or software in 2025. We support a diverse customer base in terms of both geographic location and type of device manufactured. Our customers are located in over 25 countries. The following table shows the revenue concentration at our top customers for the respective fiscal years:

	Year Ended		
Customer	**January 3, 2026**	**December 28, 2024**	**December 30, 2023**
Customer A	20 %	23 %	14 %
Customer B	15 %	17 %	19 %
Customer C	14 %	12 %	^

^ Total customer revenue was less than 10% of total revenue.

Sales, Customer Service and Application Support

We believe that the capability for direct sales and support is beneficial for developing and maintaining close customer relationships and for rapidly responding to changing customer requirements. We provide local direct sales, service and application support through our worldwide offices located in the United States, South Korea, Japan, Taiwan, Malaysia, China, Vietnam, Singapore and Europe, and work with selected dealers and sales representatives on a more limited basis in various countries. Our applications team is composed of technically experienced sales engineers who are knowledgeable in the use of metrology systems generally and the unique features and advantages of our specific products. Supported by our technical applications team, our sales and support teams work closely with our customers to offer cost-effective solutions to complex measurement and process problems.

We believe that customer service and technical support for our systems are crucial factors that distinguish us from our competitors and are essential to building and maintaining close, long-term relationships with our customers. We generally provide a warranty for our products that ranges from twelve to fourteen months to cover defects in material and workmanship. We provide system support to our customers through factory technical support and globally deployed field service personnel. The factory technical support operations provide customers with telephonic technical support access, direct training programs, operating manuals and other technical support information to enable effective use of our metrology and measurement instruments and systems.

Competition

The global semiconductor equipment industry is intensely competitive and we have multiple established and potential competitors in the markets in which we participate. Our industry is driven by rapid technological adoption cycles, with new entrants from overseas and domestic sources competing for our customers' business. Our ability to compete effectively depends upon our ability to continuously improve our existing products, applications and services, and our ability to develop new products, applications and services that meet constantly evolving customer requirements. In order to continuously improve and develop new products and maintain customer service and support centers worldwide, we believe that we will require significant resources; however, some of our competitors may have greater financial, research, engineering, manufacturing and marketing resources than we have.

In automated systems for the semiconductor industry, our principal competitors are KLA Corporation ("KLA") and Nova Ltd. (formerly Nova Measuring Instruments Ltd.) ("Nova") for thin film and critical dimension OCD metrology. Our principal competitors for advanced packaging inspection are KLA and Camtek Ltd. ("Camtek"). While the advanced packaging lithography market is served by various competitors, our primary competitors are Ushio, Inc. ("Ushio") and Canon, Inc. ("Canon"). Our primary competitor for inspection in the panel market is GigaVis Co. Ltd. The primary competitor for our software products is PDF Solutions, Inc. ("PDF Solutions") and our primary competitor for integrated metrology systems for the semiconductor industry is Nova. The opto-electronics, discrete device and industrial and scientific markets are addressed primarily by our material characterization and 4D systems, served by numerous competitors, of which no single competitor or group of competitors has established a majority position.

We believe that our competitive position in each of our markets is based on the ability of our products and services to address customer requirements related to numerous competitive factors. Competitive selections are based on many factors involving technological innovation, productivity, total cost of ownership of the system, including impact on end of line yield, price, product performance and throughput capability, quality, reliability and customer support.

Manufacturing

Our manufacturing operations are in: Milpitas, California; Tucson, Arizona; Wilmington, Massachusetts; Bloomington, Minnesota; and at various contract manufacturers around the world. It is our strategy to outsource the assemblies that do not contain elements that we believe lead to a direct competitive advantage. Most of our automated and integrated products are currently manufactured at our Milpitas and Bloomington facilities. We currently do not expect our manufacturing operations to require additional major investments in capital equipment in the near term.

We manufacture key modular assemblies and integrated tools and make reasonable efforts to ensure that externally purchased parts or raw materials are available from multiple suppliers, if possible. Certain components, subassemblies and services necessary for the manufacture of our systems are obtained either from a sole supplier or limited group of suppliers. We also have long-term supply agreements with strategic suppliers for the supply of key assemblies for use in our products. For more information, please see "Part I, Item IA - Risk Factors - If we do not manage our supply chain effectively, our operating results may be adversely affected, and any increases in material, labor, supplier, logistics and other operating costs, or supply chain delays and shortages, could lower our margins or result in lost sales."

Research and Development

We continue to invest in research and development to provide our customers with products that add value to their manufacturing processes and that provide a better and differentiated solution than our competitors so that our products stay in the forefront of current and future market demands. Whether it is for an advancement of current technology, yield and manufacturing improvement, enabling new end device technology, or the development of a new application in our core or emerging markets, we are committed to product excellence and longevity.

The markets for equipment and systems for manufacturing semiconductor devices and for performing OCD metrology, macro-defect inspection, advanced packaging lithography and thin film transparent and opaque process control metrology are characterized by continuous technological development and product innovations. We believe that the rapid and ongoing development of new products and enhancements to existing products are critical to our success. Accordingly, we devote a significant portion of our technical, management and financial resources to research and development programs.

Intellectual Property

We believe that our success will depend to a great degree upon innovation, technological expertise and our ability to adapt our products to new technology. As a result, we have a policy of seeking patents on inventions governing new products or technologies as part of our ongoing research, development, and manufacturing activities. As of January 3, 2026, we have been granted, or hold exclusive licenses to, 423 U.S. and foreign patents. The patents we own, jointly own or exclusively license have expiration dates ranging from 2026 to 2044. We also have 312 pending patent applications in the United States and other countries. Our patents and patent applications principally cover various aspects of metrology, macro-defect detection and classification, altered material characterization, lithography techniques, automation, AI, and machine learning.

To protect our intellectual property, we rely on a combination of patents, copyrights, trademarks, trade secret laws, contractual provisions and licenses and non-disclosure agreements. There can be no assurance that our intellectual property will provide us competitive advantage or that we will be able to fully protect our intellectual property. For more information, please see "Part I, Item IA - We may fail to adequately protect our intellectual property and, therefore, lose our competitive advantage." Additionally, others may obtain patents or trademarks and assert them against us. We may find it necessary to engage in litigation regarding intellectual property rights or contractual rights, which will be costly and time consuming without guarantee that it will yield the result we seek. For more information, please see "Part I, Item IA - Protection of our intellectual property rights, or the efforts of third parties to enforce their own intellectual property rights against us, may result in costly and time-consuming litigation, substantial damages, lost product sales and/or the loss of important intellectual property rights."

Human Capital and Talent

As of January 3, 2026, we had approximately 1,615 staff globally, 419 in research and development, 263 in operations, 194 in administration and 739 in sales, applications and service support. A large percentage of our employees have technical backgrounds and undergraduate and/or advanced degrees. Many of our employees have specialized skills and experience that are of value to our business, products and services. Our future success will depend, in large part, upon our ability to attract, motivate and retain our highly skilled, technical, operational and managerial team members, who are in great demand in our industry and business communities.

Approximately 55% of our employees are located in the United States, 40% in Asia Pacific and 5% in Europe. None of our employees are represented by a union and we have never experienced a work stoppage because of union actions. We consider our employee relations to be favorable.

Purpose and Culture. All of our employees are expected to uphold the following core values which are foundational to our culture:

- Passion – ownership, pride and caring in our work

- Integrity – honesty, dependability, ethicality and accountability

- Collaboration – working together toward a common goal

- Results – meeting and exceeding goals, focusing on innovation and growth

These core values define the way we do business in our everyday actions and choices. We strive to create a respectful work environment characterized by mutual trust and the absence of intimidation, oppression, discrimination and exploitation.

Talent Development and Acquisition. Successful execution of our strategy is dependent on attracting, developing and retaining key employees and members of our management and leadership teams. The skills, experience and industry knowledge of our employees significantly benefit our operations and performance. We continuously evaluate, modify, and enhance our internal processes, tools and technologies to increase employee engagement, productivity, quality and efficiency. We offer employees access to internal and external training and development courses to support individual development. We review succession plans and focus on promoting internal talent to help grow our employees, both professionally and personally.

We strive to promote and cultivate an inclusive and diverse culture that welcomes and celebrates everyone without bias. In addition, we look to actively engage within our communities to foster and attain social equity.

Compensation Philosophy. Our compensation philosophy creates the framework and building blocks for our rewards and recognition programs. We have a pay-for-performance culture that ties compensation to the performance of the individual and the Company. We provide balanced compensation programs that focus on the following five key elements:

- Pay-for-performance - Reward those who achieve or exceed set goals and objectives, while also recognizing those making significant, impactful contributions;

- External market based - Pay levels that are competitive with respect to the labor market in which we compete for talent;

- Internal equity - Providing fair compensation programs within the Company;

- Fiscal responsibility - Providing programs which can be responsibly supported by our operations; and

- Legal compliance - Ensure compliance with the applicable laws of the states and countries in which we operate in all material respects.

Safety, Health and Wellness. We strive to provide an environment which is safe and where our employees can be productive. We have rigorous health and safety programs focused on awareness, recognition, risk assessment and management, as well as teamwork.

Our benefit plans are competitive and comprehensive. We provide each of our employees educational programs and initiatives focused on holistic wellness supporting nutritional, physical, emotional, mental and financial wellbeing.

Corporate Social Responsibility

Our stakeholders are essential to our business – shareholders, customers, suppliers, employees, communities as well as the environment and society. We are working to make our workforce more inclusive, our business more sustainable, and our communities more engaged by maintaining strong sustainability practices. Actions we have taken in pursuit of these commitments include the following environmental and social programs:

- Demanded excellence in our environmental performance.

- Demanded excellence in our quality performance, as demonstrated through our product and process qualification commitments, including ISO 9001 Quality Management;

- Set goals to reduce our environmental impact, including an increase in our use of renewable energy, a decrease in hazardous waste landfill, an increase in recycling materials and beneficial reuse, and a reduction in our freshwater usage;

- Committed to Responsible Business Alliance (RBA) Code of Conduct and humane treatment of all at Onto Innovation both upstream and downstream. We have established policies and practices to ensure that: working conditions are safe; workers are treated with respect and dignity; and manufacturing processes are environmentally responsible.

- Produced systems responsibly by offering tool trade-in, refurbishment and technology upgrade programs;

- Provided corporate matching for employee donations to qualified nonprofit organizations; and

- Engaged in community service projects in our communities globally.

Compliance with Governmental Regulations

We are subject to international, federal, state and local regulations that are customary to businesses in the semiconductor capital equipment manufacturing industry. Such regulations include, but are not limited to:

- The Restriction of Hazardous Substances Directive ("RoHS"), which restricts the use of certain hazardous substances in electrical and electronic equipment;

- General Data Protection Regulation ("GDPR"), which provides guidelines for the collection and processing of personal information from individuals who live in the European Union, and similar laws and regulations in other jurisdictions in which we operate;

- The U.S. Foreign Corrupt Practices Act ("FCPA"), which prohibits companies and their individual officers from influencing foreign officials with any personal payments or rewards;

- Conflict minerals reporting, which imposes disclosure requirements regarding the use of "conflict" minerals mined from the Democratic Republic of Congo and adjoining countries in products; and

- Export regulations.

U.S. export control regulations and policies have negatively impacted our ability to compete for the business of domestic customers in China, which has adversely affected our results of operations. For additional discussion of the impact of trade policies and export regulations on our competitive position, see "Part I, Item IA - Risk Factors - Tariffs, export regulations, and other market barriers have impacted and may continue to impact our ability to compete for the business of domestic customers in China and other jurisdictions, and our results of operations."

Available Information

Our Internet website address is http://www.ontoinnovation.com. The information on our website is not incorporated into this Form 10-K. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (and any amendments to those reports) are made available free of charge, on or through our Internet website, as soon as reasonably practicable after such material is electronically filed with or furnished to the United States Securities and Exchange Commission (the "SEC"). All filings we make with the SEC are also available free of charge via EDGAR through the SEC's website at http://www.sec.gov. These filings may also be obtained through the SEC's website. Documents that are not available through the SEC's website may also be obtained by submitting an online request to the SEC at http://www.sec.gov.

We also make available, free of charge, through our investor relations website at https://investors.ontoinnovation.com, our corporate governance guidelines, Code of Business Conduct and Ethics, charters of the committees of our Board of Directors, and other information and materials, including information about how to contact our Board of Directors.

Investors and others should also note that we announce material financial information to our investors using our investor relations website, SEC filings, press releases, public conference calls and webcasts. We use these channels as well as social media to communicate with the public about the Company, our products and services and other matters. It is possible that the information we post on social media could be deemed to be material information. Therefore, we encourage investors, the media, and others interested in the Company to review the information we post on the social media channels listed on our investor relations website.

Item 1A. Risk Factors.

Below is a summary of the principal factors and uncertainties that make investing in our company risky. You should read this summary together with the more detailed description of each risk factor contained further below.

Risks Related to Our Operations

- If we do not manage our supply chain effectively, our operating results may be adversely affected, and any increases in material, labor, supplier, logistics and other operating costs, or supply chain delays and shortages, could lower our margins or result in lost sales.

- Variations in the amount of time it takes for us to sell our systems may cause fluctuations in our operating results, which could cause our stock price to decline.

- We are subject to order and shipment uncertainties. Our profitability will decline if we fail to accurately forecast customer demand when managing inventory.

- If we deliver systems with defects, our credibility will be harmed, and the sales and market acceptance of our systems will decrease.

- Our integrated metrology systems are integrated with systems sold independently by wafer fabrication equipment suppliers, and a decrease in sales by these suppliers, or the development of competing systems by these suppliers, could harm our business.

- We must attract and retain experienced senior executives and other key personnel with knowledge of semiconductor device manufacturing and inspection, metrology or lithography equipment and related software to help support our future growth, and competition for such personnel in our industry is high.

- Any prolonged disruption in the operations of our manufacturing facilities could have a material adverse effect on our revenue.

- We outsource select manufacturing activities to third-party service providers, which decreases our control over the performance of these functions, may result in lower quality and functionality of our products, and exposes us to additional supply chain risks.

- Our ability to fulfill our backlog may have an effect on our long-term ability to procure contracts and fulfill current contracts.

- We recently implemented a new enterprise resource planning system. Our failure to effectively operate and maintain the new system could have a material adverse effect on us.

- The use or anticipated use of new and evolving technologies, such as AI, by us or third parties may increase or create new operational risks.

Risks Related to Our Customers

- Our largest customers account for a substantial portion of our revenue, and our revenue and cash flows could decline considerably if one or more of these customers were to purchase significantly fewer of our systems or delay or cancel a large order.

Risks Related to Product Development

- If we are not successful in developing new and enhanced products for the semiconductor device manufacturing industry, we will lose sales and market share to our competitors.

- If new products developed by us do not gain general market acceptance, we will be unable to generate revenue and recover our investments, which may result in a write down of inventory.

- Even if we are able to develop new products that gain market acceptance, sales of these new products could impair our ability to sell existing products.

- If our relationships with our large customers deteriorate, our product development activities could be adversely affected.

Risks Related to Intellectual Property and Data Security

- We may fail to adequately protect our intellectual property and, therefore, lose our competitive advantage.

- Protection of our intellectual property rights, or the efforts of third parties to enforce their own intellectual property rights against us, may result in costly and time-consuming litigation, substantial damages, lost product sales and/or the loss of important intellectual property rights.

- If our network security measures are breached and unauthorized access is obtained to a customer's data, to our data, or to our information technology systems, we may incur significant legal and financial exposure and liabilities and may experience disruptions in our operations.

- Compliance with data protection laws may be costly and may impede development of new products, and any failure to comply with, or inquiries under, these laws could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Competition

- Some of our current and potential competitors have significantly greater resources than we do, and increased competition could impair sales of our products or cause us to reduce our prices.

- Because of the high cost of switching equipment vendors in our markets, it is sometimes difficult for us to win new customers from our competitors even if our systems are superior to theirs.

Risks Related to Our International Operations

- Tariffs, export regulations, and other market barriers have impacted and may continue to impact our ability to compete for the business of domestic customers in China and other jurisdictions which has adversely affected and may continue to adversely affect our, business, financial condition and results of operations.

- We are subject to compliance with domestic and foreign laws and regulations, and the burden of complying with such laws and regulations, or any failure to comply, has adversely affected and may continue to adversely affect our business, financial condition and results of operations.

- Political and economic instability may result in reduced demand for our products.

- Natural disasters, changes in climate, public health crises, and geo-political conflicts could materially adversely affect our worldwide operations (or those of our business partners).

- We may face difficulties in staffing and managing foreign branch operations due to political tensions or cultural differences.

- Currency fluctuations may impact our international sales or expose us to exchange rate risk.

- Our internal controls with respect to anti-corruption laws may not be effective, and any failure to comply with such laws may result in severe sanctions and liabilities, which may negatively affect our business, operating results and financial condition.

Risks Related to Laws, Legal Proceedings, Financial Markets and the Environment

- Changes in tax rates or tax liabilities could affect results.

- Turmoil or fluctuations in the credit markets and the financial services industry may negatively impact our business, results of operations, financial condition or liquidity, and our factoring arrangements may expose us to additional risks.

- We are subject to various environmental laws and regulations that could impose substantial costs upon us, and failure to comply with such laws and regulations may impact our business, operating results and financial condition.

- Legal proceedings, claims and investigations may expose us to increased costs and may negatively affect our business and results of operations.

Risks Related to Growth and Acquisitions

- Integrating Semilab USA's business may be more difficult, costly or time-consuming than expected, and we may fail to realize the anticipated benefits of the acquisition, which may adversely affect our business results and negatively affect the value of our common stock.

- We may choose to acquire or invest in new and complementary businesses, products or technologies instead of developing them ourselves, and we may be unable to complete these acquisitions or may not be able to successfully integrate an acquired business in a cost-effective and non-disruptive manner.

- If we cannot effectively manage growth, our business may suffer.

Risks Related to the Global Economy and the Semiconductor Industry

- Cyclicality in the semiconductor device industry has led to substantial decreases in demand for our systems in the past and may, from time to time, continue to do so.

- Our future rate of growth is highly dependent on the development and growth of the market for microelectronic device inspection, lithography and metrology equipment.

General Risk Factors

- Provisions of our charter documents and of Delaware law could discourage potential acquisition proposals and/or delay, deter or prevent a change in control of our company.

- Our stock price is volatile.

Risks Related to Our Operations

If we do not manage our supply chain effectively, our operating results may be adversely affected, and any increases in material, labor, supplier, logistics and other operating costs, or supply chain delays and shortages, could lower our margins or result in lost sales.

We need to continually evaluate our global supply chain and assess opportunities to reduce costs. We must also enhance quality, speed and flexibility to meet changing demand for our products and product mix and uncertain market conditions. Our success also depends in part on refining our cost structure and supply chains so that we have flexibility and can maintain and improve profitability. Recent changes in the tariff environment may continue to cause fluctuation in our costs. If we are unable to successfully negotiate price reductions with our suppliers, adjust our operations to reduce tariff exposure, and/or offset the increased costs by charging higher sales prices, our margins will decline, resulting in an adverse impact to our business and results of operations. Political instability and/or changes in suppliers may also cause our costs to increase. Despite our efforts to control costs and increase efficiency in our facilities, changes in demand could still cause us to realize lower operating margins and profitability.

Further, our gross margins and financial performance may be adversely affected by increases in our operating costs, such as material, labor, supplier costs, logistics and energy costs, all of which have been and may continue to be subject to inflationary pressures. Operating costs have increased and may continue to increase further as a result of higher tariffs, supply chain disruptions in connection with the sourcing of components, materials, equipment, engineering support, and services, labor shortages, high inflation rates, and cost increases attributable to the effects of geopolitical events.

These risks may be heightened because we obtain some of the components and subassemblies included in our systems from a limited group of suppliers and do not have long-term contracts with many of our suppliers. Our dependence on limited-source suppliers of components and our lack of long-term contracts with certain of our suppliers expose us to several risks, including a potential inability to obtain an adequate supply of components, price increases, late deliveries and poor component quality. A significant number of our suppliers are the sole source or single source for certain components or subassemblies. If such a supplier is unable or unwilling to manufacture and deliver components to us on the time schedule and of the quality or quantity that we require, we may be forced to seek to engage an additional or replacement supplier or redesign our product to use alternative components, which could result in additional expenses and delays in product development or shipment of product to our customers. Disruption or termination of the supply of components has delayed and could in the future delay shipments of some of our systems. Such delays may damage our customer relationships and reduce our sales. The lead time required for shipments of some of our components can be greater than six months. In addition, the lead time required to qualify new suppliers for lasers and certain optics could be as long as a year, and the lead time required to qualify new suppliers of other components could be as long as nine months. In some cases, we may need to purchase components in advance of receiving customer orders for product. If we are unable to accurately predict our component needs, or if our component supply is disrupted, we may miss market opportunities by not being able to meet the demand for our systems. Further, a significant increase in the price of one or more of these components or subassemblies could seriously harm our results of operations and cash flows.

Our efforts to mitigate any cost increases, including any cost increases resulting from existing or future tariffs, labor impacts and supply chain delays, disruptions and shortages may not be successful, and we cannot predict the duration of these current trends or other future increases in operating costs. We may not be able to pass cost increases through to our customers fully (or at all), and if supply chain delays, disruptions and shortages delay delivery of our products, our customers may seek to purchase from our competitors. Any such occurrence may have a material adverse impact on our gross margins and business, financial position, results of operations and cash flows.

Variations in the amount of time it takes for us to sell our systems may cause fluctuations in our operating results, which could cause our stock price to decline.

Variations in the length of our sales cycles could cause our revenue and cash flows, and consequently, our business, financial condition, operating results and cash flows to fluctuate widely from period to period. This variation could cause our stock price to decline. Our customers generally take a long time to evaluate our inspection and/or film metrology systems and many people are involved in the evaluation process. We expend significant resources educating and providing information to our prospective customers regarding the uses and benefits of our systems in the semiconductor fabrication process. The length of time it takes for us to make a sale depends upon many factors, including, but not limited to:

- the efforts of our sales force;

- the complexity of the customer's fabrication processes;

- the internal technical capabilities and sophistication of the customer;

- the customer's budgetary constraints; and

- the quality and sophistication of the customer's current metrology, inspection or lithography equipment.

Because of the number of factors influencing the sales process, the period between our initial contact with a customer and the time when we recognize revenue from that customer and receive payment, if ever, varies widely in length. Our sales cycles, including the time it takes for us to build a product to customer specifications after receiving an order to the time we recognize revenue, typically range from three to twenty-four months. Sometimes our sales cycles can be much longer, particularly with customers in Asia. During these cycles, we commit substantial resources to our sales efforts in advance of receiving any revenue, and we may never receive any revenue from a customer despite our sales efforts. If we do make a sale, our customers often purchase only one of our systems, the performance of which they then evaluate for a lengthy period before purchasing any more of our systems. The number of additional products a customer purchases, if any, depends on many factors, including the customer's capacity requirements. The period between a customer's initial purchase and any subsequent purchases can vary from three months to a year or longer, and variations in the length of this period could cause further fluctuations in our operating results and, possibly, in our stock price.

We are subject to order and shipment uncertainties. Our profitability will decline if we fail to accurately forecast customer demand when managing inventory.

We typically plan production and inventory levels based on internal forecasts of customer demand, which can be highly unpredictable and can fluctuate substantially, which could lead to excess inventory write-downs and result in negative impacts on gross margin and net income. We have limited visibility into our customers' inventories, future customer demand and the product mix that our customers will require, which could adversely affect our production forecasts and operating margins. In addition, innovation in our industry could render significant portions of our inventory obsolete. If we overestimate our customers' requirements, we may have excess inventory, which could lead to obsolete inventory and unexpected costs. Conversely, if we underestimate our customers' requirements, or if we experience sustained disruptions to our supply chain or shipping delays, we may have inadequate inventory, which could lead to foregone revenue opportunities, loss of potential market share and damage to customer relationships as product deliveries may not be made on a timely basis, disrupting our customers' production schedules. In response to anticipated long lead times to obtain inventory and materials from outside suppliers and foundries, we periodically order materials in advance of customer demand. This advance ordering has in the past and may in the future result in excess inventory levels or unanticipated inventory write-downs if expected orders fail to materialize, or other factors make our products less saleable. In addition, any significant future cancellation or deferral of product orders could adversely affect our revenue and margins, increase inventory write-downs due to obsolete inventory, and adversely affect our operating results and stock price.

Our earnings could be negatively affected, and our inventory levels could materially increase, if we are unable to predict our inventory needs in an accurate and timely manner and adjust our orders for parts and subcomponents in the event that our needs increase or decrease materially due to unexpected increases or decreases in demand for our products. Any material increase in our inventories could result in an adverse effect on our financial position, while any material decrease in our ability to procure needed inventories could result in an inability to supply customer demand for our products, thus adversely affecting our revenue.

If we deliver systems with defects, our credibility will be harmed, and the sales and market acceptance of our systems will decrease.

Our systems are complex and have occasionally contained errors, defects and bugs when introduced. Defects may be created during probing, bumping, dicing or general handling, and can have a major impact on device and process quality. When this occurs, our credibility and the market acceptance and sales of our systems could be harmed. Further, if our systems contain errors, defects or bugs, computer viruses or malicious code as a result of cyber-attacks to our computer networks, we may be required to expend significant capital and resources to alleviate these problems. Defects could also lead to product liability as a result of product liability lawsuits against us or against our customers. We have agreed to indemnify our customers under certain circumstances against liability arising from defects in our systems provided that we also include a cap on our liability in the related sales agreements. Our product liability insurance policy currently provides both aggregate coverage as well as an overall umbrella coverage. In the event of a successful product liability claim, we could be obligated to pay damages significantly in excess of our product liability insurance limits.

Our integrated metrology systems are integrated with systems sold independently by wafer fabrication equipment suppliers, and a decrease in sales by these suppliers, or the development of competing systems by these suppliers, could harm our business.

We believe that sales of integrated metrology systems will continue to be an important source of our net revenues. Sales of our integrated metrology systems depend upon the ability of a small number of wafer fabrication equipment suppliers to sell semiconductor manufacturing equipment products that are compatible with our metrology systems as components. If these suppliers are unable to sell such products, if they choose to focus their attention on products that do not integrate with our systems, or if they choose to develop competing systems, our business could suffer.

We must attract and retain experienced senior executives and other key personnel with knowledge of semiconductor device manufacturing and inspection, metrology or lithography equipment and related software to help support our future growth, and competition for such personnel in our industry is high.

Our success depends, to a significant degree, upon the continued contributions of our key executive management, engineering, sales and marketing, customer support, finance and manufacturing personnel. The loss of any of these key personnel, each of whom would be extremely difficult to replace, through resignations, retirement or other circumstances, could harm our business and operating results. Despite our employment and noncompetition agreements with key members of our senior management team, these individuals or other key employees may still leave us, which could have a material adverse effect on our business. We do not have key person life insurance on any of our executives. In addition, to support our future growth, we will need to attract and retain additional qualified employees. Competition for such personnel in our industry is intense, and we may not be successful in attracting and retaining qualified employees.

The expansion of high technology companies worldwide and growth in the demand for semiconductors have increased demand and competition for qualified personnel. Competition for engineering and other technical personnel in some of the markets in which we operate is especially intense due to continued increases in the number of technology companies worldwide. In order to attract and retain executives and other key employees, we must provide a competitive compensation package, including cash and share-based compensation. If the anticipated value of our share-based incentive awards does not materialize so that they cease to be viewed as valuable, if our profits decrease, or if our total compensation package is not viewed as competitive, our ability to attract, retain and motivate executives and key employees could be weakened.

Any prolonged disruption in the operations of our manufacturing facilities could have a material adverse effect on our revenue.

We produce the majority of our systems in our manufacturing facilities in the following locations: Wilmington, Massachusetts; Milpitas, California; Tucson, Arizona; and Bloomington, Minnesota. We also use contract manufacturers in Japan, Taiwan, Vietnam, Malaysia, Singapore and the United States. Our manufacturing processes are highly complex and require sophisticated and costly equipment and a specially designed facility. As a result, any prolonged disruption in the operations of our manufacturing facilities could seriously harm our ability to satisfy our customer order deadlines. Restrictions on our access to or operation of manufacturing facilities or on our support operations or workforce, or similar limitations for our vendors and suppliers, may impact our ability to meet customer demand and could have a material adverse effect on our financial condition and results of operations. If we cannot timely deliver our systems, our results from operations and cash flows could be materially and adversely affected.

We outsource select manufacturing activities to third-party service providers, which decreases our control over the performance of these functions, may result in lower quality and functionality of our products, and exposes us to additional supply chain risks.

We outsource select product manufacturing to third-party service providers. Outsourcing reduces our control over the performance of the outsourced functions. Dependence on outsourcing may also adversely affect our ability to bring new products to market. If we do not effectively manage our outsourcing strategy or if third-party service providers do not perform as anticipated, we may experience operational difficulties, increased costs, manufacturing interruptions or inefficiencies in the operation of our supply chain, any or all of which could delay our delivery of products to our customers, and materially and adversely affect our business, financial condition, and results of operations.

Our third-party service providers could also be, and certain of our service providers have been, subject to cybersecurity incidents or other events that negatively impact their operations and their ability to perform services for us in a timely manner or at all. Such disruptions could impact our ability to manufacture products in a timely manner or force us to work with another service provider at a higher cost. Any such event could materially and adversely affect our business, financial condition, and results of operations. In addition, some of our third-party party services providers also have product designs, know-how, data files and other important confidential information regarding our products. If a third-party service provider experiences a cybersecurity event in which such confidential information is publicly exposed or shared with bad actors, it could materially and adversely impact our competitive position in the market.

Our ability to fulfill our backlog may have an effect on our long-term ability to procure contracts and fulfill current contracts.

Our ability to fulfill our backlog may be limited by our ability to devote sufficient financial and human capital resources and may be limited by available material supplies and our suppliers' own supply chain issues. If we do not fulfill our backlog in a timely manner, we may experience delays in product delivery, which would postpone receipt of revenue from those delayed deliveries. Delayed fulfillment also increases the risk that a customer may change or cancel an order due to evolution of the customer's technological, production or market needs, which would result in a loss of revenue. Additionally, if we are consistently unable to fulfill our backlog, this may be a disincentive to customers to award large contracts to us in the future until they are comfortable that we can effectively manage our backlog.

We recently implemented a new enterprise resource planning system. Our failure to effectively operate and maintain the new system could have a material adverse effect on us.

We recently implemented a complex new enterprise resource planning ("ERP") system and are continuing to make adjustments to the ERP system and update our business processes. The ERP system is critical to our ability to provide important information to our management, obtain and deliver products, provide services and customer support, send invoices and track payments, fulfill contractual obligations, accurately maintain books and records, provide accurate, timely and reliable reports on our financial and operating results, and otherwise operate our business. The implementation and maintenance of the new ERP system have required, and will continue to require, the investment of significant resources and may be subject to delays and cost overruns. In addition, we may experience difficulties as we continue to adjust to using the new system. Any disruptions, delays or deficiencies in the design or the ongoing maintenance of the new ERP system could adversely affect our ability to process orders, ship products, provide services and customer support, send invoices and track payments, fulfill contractual obligations, accurately maintain books and records, provide accurate, timely and reliable reports on our financial and operating results, including reports required by the SEC such as the evaluation of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, and otherwise operate our business. Additionally, if the ERP system does not operate as intended, the effectiveness of our internal control over financial reporting could be adversely affected or our ability to assess it adequately could be delayed.

The use or anticipated use of new and evolving technologies, such as AI, by us or third parties may increase or create new operational risks.

We have in the past and will in the future integrate new and evolving technologies, such as AI, into our business. AI technologies offer numerous potential benefits, such as creating or increasing operational efficiencies, and we expect an increase in the use of AI and generative AI by us, third parties on our behalf, and other market actors, including our competitors. However, the deployment of such technologies also poses certain risks, including that the algorithms may be flawed, misused or otherwise function in an unexpected manner; data sets may be insufficient, of poor quality, or contain biased information; and inappropriate or controversial data practices by data scientists, engineers, and end-users could impair results. If the analyses that AI-based applications assist in producing are or are perceived to be deficient, inaccurate or biased, we could be subjected to competitive harm, potential legal liability and brand or reputational harm. The introduction of AI technologies into our operations may also potentially result in new or enhanced compliance requirements, governmental or regulatory scrutiny, litigation, confidentiality or security risks or other complications. The rapid evolution of AI will also require the application of significant resources to design, develop, test, oversee and maintain our products and services to help ensure that AI is implemented in accordance with applicable law and regulation to minimize any real or perceived unintended harmful impacts. If improperly managed, increase reliance on AI could result in damage our reputation, result in the loss of valuable property and information, cause us to breach applicable laws and regulations, and adversely impact our business.

Risks Related to Our Customers

Our largest customers account for a substantial portion of our revenue, and our revenue and cash flows could decline considerably if one or more of these customers were to purchase significantly fewer of our systems or delay or cancel a large order.

Sales to end user customers that individually represent at least ten percent of our revenue typically account for, in the aggregate, a considerable amount of our revenue. We operate in the highly concentrated, capital-intensive semiconductor device manufacturing industry. Historically, a substantial portion of our revenue in each quarter and year has been derived from sales to relatively few customers, and this trend is expected to continue. If any of our key customers were to purchase significantly fewer of our systems in the future, or if they delay or cancel a large order, our revenue and cash flows could meaningfully decline. We expect that we will continue to depend on a small number of large customers for a sizable portion of our revenue. In addition, as large semiconductor device manufacturers seek to establish closer relationships with their suppliers, we expect that our customer base will become even more concentrated.

Risks Related to Product Development

If we are not successful in developing new and enhanced products for the semiconductor device manufacturing industry, we will lose sales and market share to our competitors.

We operate in an industry that is highly competitive and subject to evolving industry standards, rapid technological changes, rapid changes in consumer demands and the rapid introduction of new, higher performance systems with shorter product life cycles. To be competitive in our demanding market, we must continually design, develop and introduce in a timely manner new products that meet the performance and price demands of our customers. We must also continue to refine our current products so that they remain competitive. We expect to continue to make significant investments in our research and development activities and at times may make inventory investments prior to commercialization. We may experience difficulties or delays in our development efforts with respect to new systems, and we may not ultimately be successful in our product enhancement efforts to improve and advance products or in responding effectively to technological change, as not all research and development activities result in viable commercial products. In addition, we cannot provide assurance that we will be able to develop new products for the most opportunistic new markets and applications. Any significant delay in releasing new products could cause our products to become obsolete, adversely affect our reputation, give a competitor a first-to-market advantage or cause a competitor to achieve greater market share. Our competitors may also develop products that may have performance advantages over systems we currently offer or may offer in the future, which could similarly weaken our competitive position.

If new products developed by us do not gain general market acceptance, we will be unable to generate revenue and recover our investments, which may result in a write down of inventory.

Developing products for the semiconductor industry is inherently risky because it is difficult to foresee developments in semiconductor device manufacturing technology, coordinate technical personnel, and identify and eliminate system design flaws. Further, our products are leading edge and complex, and often the applications to our customers' businesses are unique. Any new systems we introduce may not achieve or sustain a significant degree of market acceptance and sales.

We expect to spend a significant amount of time and resources developing new systems and refining our existing systems. In light of the long product development cycles inherent in our industry, these expenditures will be made well in advance of the prospect of deriving revenue from the sale of those systems. The long lead times for some components may also require us to place orders for components and accumulate inventory in advance of market acceptance of our products.

Our ability to commercially introduce and successfully market new systems is subject to a wide variety of challenges during the development cycle, including start-up bugs, design defects, and other matters that could delay introduction of these systems. Since our customers are not obligated by long-term contracts to purchase our systems, our anticipated product orders may not materialize, or orders that are placed may be canceled.

If we do not achieve market acceptance of new products, we may be unable to generate sufficient revenue and cash flow to recover our research and development costs and may experience a write down of our investments in inventory. As a result, our market share, revenue, operating results or stock price could be negatively impacted.

Even if we are able to develop new products that gain market acceptance, sales of these new products could impair our ability to sell existing products.

Competition from our new systems could have a negative effect on sales of our existing systems and the prices that we could charge for these systems. We may also divert sales and marketing resources from our current systems in order to successfully launch and promote our new or next generation systems. This diversion of resources could have a further negative effect on sales of our current systems and the value of inventory.

If our relationships with our large customers deteriorate, our product development activities could be adversely affected.

The success of our product development efforts depends on our ability to anticipate market trends and the price, performance and functionality requirements of semiconductor device manufacturers. In order to anticipate these trends and ensure that critical development projects proceed in a coordinated manner, we must continue to collaborate closely with our largest customers. Our relationships with these and other customers provide us with access to valuable information regarding trends in the semiconductor device industry, which enables us to better plan our product development activities. If our current relationships with our large customers are impaired, or if we are unable to develop similar collaborative relationships with important customers in the future, our product development activities could be adversely affected.

Risks Related to Intellectual Property and Data Security

We may fail to adequately protect our intellectual property and, therefore, lose our competitive advantage.

Our future success and competitive position depend in part upon our ability to obtain and maintain proprietary technology for our principal product families. If we fail to adequately protect our intellectual property, it will give our competitors a significant advantage. We own or have licensed a number of patents relating to our metrology, lithography, wafer and defect inspection systems, as well as AI and machine learning systems, and software, including both embedded and application software, and have filed applications for additional patents. Any of our pending patent applications may be rejected, however, and we may be unable to develop additional proprietary technology that is patentable in the future. In addition, the patents that we do own or that have been issued or licensed to us may not provide us with competitive advantages and/or may be invalidated, rendered unenforceable and/or challenged by third parties. Third parties may also design around our patents or copy our patented inventions without our knowledge.

In addition to patent protection, we rely upon copyrights for protection of our proprietary software and documentation, trademarks for protection of our brand and source of goods, and trade secret law and confidentiality and non-compete agreements for protection of our confidential and proprietary information and technology. These measures do not guarantee protection of our intellectual property, however. We can give no assurance that our copyrights will be upheld or will successfully deter infringement by third parties. There can be no assurances that our confidentiality agreements with employees and other third parties will be sufficient to protect our trade secrets and proprietary information or that such information will not be disclosed, that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets, or that we can fully protect our trade secrets and proprietary information. Violations by others of our confidentiality agreements and the loss of employees who have specialized knowledge and expertise could harm our competitive position and cause our sales and operating results to decline as a result of increased competition. It is also possible that third parties will misappropriate our trade secrets or other confidential information. We may be subject to cybersecurity breaches in which a third party obtains our confidential information. Third parties may also reverse engineer our products to copy our technology. Failure to protect our trademarks can lead to other companies selling products using confusing similar names, thereby damaging our brand. In some countries, it can be difficult to register trademarks because of the strict examination process or blocking trademarks for other goods. Costly and time-consuming litigation might be necessary to enforce and determine the scope of our intellectual property rights, and failure to obtain or maintain trade secret protection might adversely affect our ability to continue our research or bring products to market. Any of these circumstances could result in harm to our competitive position in the market.

Monitoring and preventing unauthorized use are also difficult and the measures we take to protect our intellectual property rights may not be adequate. There is a risk that we may be unable to adequately protect our intellectual property rights in certain foreign countries. For example, our competitors may independently develop similar technology or duplicate our products. If this occurs, it could be easier for our competitors to develop and sell competing products in these countries. Accordingly, infringement of our intellectual property rights poses a serious risk to our ability to conduct business.

Protection of our intellectual property rights, or the efforts of third parties to enforce their own intellectual property rights against us, may result in costly and time-consuming litigation, substantial damages, lost product sales and/or the loss of important intellectual property rights.

From time to time, we may be required to initiate litigation in order to enforce our intellectual property rights or to determine the noninfringement, scope or validity of a third party's intellectual property rights. Any litigation, regardless of outcome, could be expensive and time consuming and could subject us to significant liabilities or require us to re-engineer our products or obtain expensive licenses from third parties. There can be no assurance that any patents, copyrights or other intellectual property rights issued to or licensed by us will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide us with a competitive advantage. Furthermore, there is no assurance that any litigation we are involved in will yield the result that we seek as (i) the lawsuit may be dismissed or there could be an adverse finding, (ii) we may not be able to pursue the lawsuit due to the laws of the applicable country or (iii) there may be a subsequent unfavorable change in law that limits our ability to pursue the lawsuit. For example, litigation discovery practice in China, Japan, South Korea, continental Europe and Taiwan is not as robust as in the United States, so it can be more difficult to determine if a company is infringing on our patents and more challenging to bring a lawsuit.

In addition, our commercial success depends in part on our ability to avoid infringing or misappropriating patents or other intellectual property rights owned by third parties. From time to time, we receive communications from third parties asserting that our products or systems infringe, or may infringe, on the intellectual property rights of these third parties. These claims of infringement may lead to protracted and costly litigation, which could require us to pay substantial damages or have the sale of our products or systems stopped by an injunction. Infringement claims could also cause product or system delays or require us to redesign our products or systems, and these delays could result in the loss of substantial revenue. We may also be required to obtain a license from the third party or cease activities utilizing the third party's intellectual property rights. We may not be able to enter into such a license or such a license may not be available on commercially reasonable terms. Accordingly, the loss of an intellectual property dispute could hinder our ability to sell our products or systems or make the sale of our products or systems more expensive, which could lead to reduced revenue or lower margins, respectively.

If our network security measures are breached and unauthorized access is obtained to a customer's data, to our data, or to our information technology systems, we may incur significant legal and financial exposure and liabilities and may experience disruptions in our operations.

As part of our business, we store our data and certain data about our customers, vendors and employees in our information technology system. We also rely on our information technology system for business operations. If there is a breach as a result of third-party action, including through the use of AI, employee error, malfeasance, break-ins or otherwise, of our security measures designed to protect this information and prevent data loss and other security breaches, and someone obtains unauthorized access to our customers', vendors' or employees' data or disrupts our access to our own data and systems, we could face loss of business, regulatory investigations or court orders or damage to our reputation, and we could be required to expend significant capital and other resources to alleviate the problem, as well as incur significant costs and liabilities, including due to litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, and costs for remediation and other incentives offered to customers.

Cyber-attacks and other malicious internet-based activities continue to increase. As the techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, our ability to anticipate these techniques or to implement adequate preventative measures is reduced. In addition, third parties have made attempts to fraudulently induce employees or users to disclose information to gain access to our data or our customers' data. As a result of any of these events, our or our customers' and vendors' information could be accessed or disclosed improperly. In addition, cybersecurity incidents affecting our customers could result in substantial delays in our ability to ship to those customers or install our products, which could result in delays in revenue recognition or the cancellation of orders. As discussed herein under the heading "We outsource select manufacturing activities to third-party service providers, which decreases our control over the performance of these functions and may result in lower quality and functionality of our products," cybersecurity incidents affecting our service providers could negatively impact our ability to timely and cost-effectively produce products and/or negatively impact our competitive position in the market. Likewise, cybersecurity events impacting our suppliers could result in substantial delays in our ability to obtain necessary components for our products from those suppliers, which could hamper our ability to ship our products to our customers, harming our results of operations and our customer relationships. Any or all of the above issues could negatively affect our ability to attract new customers, cause existing customers to choose to purchase from our competitors, result in reputational damage or subject us to third-party lawsuits, regulatory fines or other action or liability, which could adversely affect our operating results.

We are also subject to evolving and increasingly complex laws, regulations and standards relating to data protection, privacy, and cybersecurity in the United States and globally, as well as to the SEC's disclosure requirements regarding cybersecurity risk management, strategy, governance and incident reporting. Failure to prevent or timely detect and remediate a cybersecurity incident, or to comply with applicable laws, regulations, contracts, or industry standards, could result in governmental inquiries or enforcement, regulatory penalties, private litigation, indemnity obligations, and other adverse consequences.

We maintain cybersecurity insurance; however, coverage may not be sufficient to cover all losses or impacts from a cybersecurity incident.

Compliance with data protection laws may be costly and may impede development of new products, and any failure to comply with, or inquiries under, these laws could have a material adverse effect on our business, results of operations, and financial condition.

The General Data Protection Regulation ("GDPR") is a regulation in European Union ("EU") law on data protection and privacy for the individuals within the EU and the European Economic Area ("EEA"). It also addresses the export of personal data outside the EU and EEA areas. The United Kingdom has adopted legislation that substantially implements the GDPR and provides for a similar penalty structure. We are also subject to the California Consumer Privacy Act of 2018 ("CCPA") and the California Privacy Rights Act ("CPRA"), an amendment and expansion of the CCPA. We may also be subject to other data privacy laws in the United States, at both the state and federal levels, and the other countries in which we operate. In many cases, these laws apply not only to third-party transactions, but also to transfers of information between us and our subsidiaries, and among the subsidiaries and other parties with which we have commercial relations. The introduction of new products or expansion of our activities in certain jurisdictions may subject us to additional laws and regulations. These U.S. federal and state and foreign laws and regulations, including GDPR which can be enforced by private parties or government entities, are constantly evolving and can be subject to significant change. In addition, the application and interpretation of these laws and regulations, including GDPR, are often uncertain, particularly in our evolving industry, and may be interpreted and applied differently from country to country. Appropriate technical and organizational measures are necessary to implement these data protection principles. These laws and regulations can be costly to comply with and may delay or impede the development of new products, result in negative publicity, increase our operating costs, require significant management time and attention, or subject us to inquiries or investigations, claims or other remedies, including fines, which may be significant, or demands that we modify or cease existing business practices. A failure by us, our suppliers, or other parties with whom we do business to comply with posted privacy policies or with other federal, state, or international privacy-related or data protection laws and regulations, including GDPR, CCPA, CPRA and other new or changing privacy laws and regulations, could result in proceedings against us by governmental entities or others, which could have a material adverse effect on our business, results of operations, and financial condition.

Risks Related to Competition

Some of our current and potential competitors have significantly greater resources than we do, and increased competition could impair sales of our products or cause us to reduce our prices.

The market for semiconductor capital equipment is highly competitive. We face substantial competition from established companies in each of the markets we serve. We principally compete with KLA, Nova, Camtek, Ushio, Canon, GigaVis Co. Ltd. and PDF Solutions. Each of our products also competes with products that use different metrology, inspection or lithography techniques. Some of our competitors have greater financial, engineering, manufacturing and marketing resources, broader product offerings and service capabilities and larger installed customer bases than we do. As a result, these competitors may be able to respond more quickly to new or emerging technologies or market developments by devoting greater resources to the development, promotion and sale of products, which, in turn, could impair sales of our products. Further, there may be significant merger and acquisition activity among our competitors and potential competitors, which, in turn, may provide them with a competitive advantage over us by enabling them to rapidly expand their product offerings and service capabilities to meet a broader range of customer needs.

Many of our existing and potential customers in the semiconductor device manufacturing industry are large companies that require global support and service for their semiconductor capital equipment. Some of our competitors have more extensive support and service infrastructures than we do, which could place us at a disadvantage when competing for the business of global semiconductor device manufacturers. Many of our competitors are investing heavily in the development of new systems that will compete directly with our systems. We have, from time to time, selectively reduced prices on our systems in order to protect our market share, and competitive pressures may necessitate further price reductions. We expect our competitors in each product area to continue to improve the design and performance of their products and to introduce new products with competitive prices and performance characteristics. These product introductions would likely require us to decrease the prices of our systems and increase the level of discounts that we grant our customers. Price reductions or lost sales as a result of these competitive pressures would reduce our total revenue and could adversely impact our financial results.

Because of the high cost of switching equipment vendors in our markets, it is sometimes difficult for us to win new customers from our competitors even if our systems are superior to theirs.

Once a semiconductor device manufacturer has selected one vendor's capital equipment for a production-line application, the manufacturer typically relies upon that capital equipment and, to the extent possible, subsequent generations of the same vendor's equipment for the life of the application. Once a vendor's equipment has been installed in a production line application, a semiconductor device manufacturer must often make substantial technical modifications and may experience production-line downtime in order to switch to another vendor's equipment. Accordingly, unless our systems offer performance or cost advantages that outweigh a customer's expense of switching to our systems, it will be difficult for us to achieve significant sales to that manufacturer once it has selected another vendor's capital equipment for an application.

Risks Related to Our International Operations

Tariffs, export regulations, and other market barriers have impacted and may continue to impact our ability to compete for the business of domestic customers in China and other jurisdictions, which has adversely affected and may continue to adversely affect our, business, financial condition and results of operations.

Recent changes in U.S. trade policy have adversely affected and may continue to adversely affect our business. In 2025, the U.S. implemented a number of tariffs on goods imported into the U.S. ("U.S. Tariffs"). In addition, in retaliation for the tariffs imposed on U.S. imports, a number of other countries announced reciprocal tariffs on goods imported from the U.S. The U.S. Tariffs and reciprocal tariffs imposed by other countries may continue to evolve. As discussed above under the heading "If we do not manage our supply chain effectively, our operating results may be adversely affected, and any increases in material, labor, supplier, logistics and other operating costs, or supply chain delays and shortages, could lower our margins or result in lost sales," the U.S. Tariffs have increased, and may continue to increase, our supply chain costs. Reciprocal tariffs imposed by other countries have harmed and may continue to harm demand for our products from customers in those regions, or may cause our customers in those regions to push out or cancel previously placed purchase orders.

Additionally, over the last several years, the U.S. government has significantly expanded export controls on certain technologies and commodities to certain markets, particularly with respect to semiconductor and other high technology exports to China. For example, the U.S. Department of Commerce ("DoC") has imposed export controls on the transfer of certain U.S. products and technologies to "military end users" in China, as well as restrictions on the transfer of U.S. products to certain companies, including Huawei Technologies Co., Ltd., and its affiliates. Most recently, in 2022, the DoC imposed new export controls related to the Chinese semiconductor manufacturing, advanced computing, and supercomputer industries. In 2023, 2024 and 2025, the DoC revised and expanded the 2022 export controls and added new controls. The DoC has also added a number of companies in China to the Unverified List and Entity List of the Export Administration Regulations ("EAR"), including major buyers of semiconductor equipment. In September 2025, the DoC instituted the "50% Rule" (also known as the "Affiliates Rule"), which applied Entity List restrictions to affiliates of listed entities. The 50% rule added thousands of companies to the entity list. The implementation of the rule was ultimately suspended for a year until November 2026, but could be reinstated before then.

The effect of these changes, among others, is that Onto Innovation is required to conduct additional end-use diligence and in some instances, obtain export licenses before providing products to certain customers. There can be no assurance that export licenses applied for by us or our customers will be granted in a timely manner or at all. We have experienced and may continue to experience a temporary loss of revenues while we are obtaining licenses with certain customers affected by export controls. Failure to obtain any required license could result in a reduction of anticipated revenues until we are able to replace unlicensed orders with other customer orders for which a license has been obtained or is not required, and there can be no assurance that replacement orders will be obtained on favorable terms, in a timely manner, or at all. In addition, any licenses that are granted to us or to our customers may have a short duration or require us to satisfy various conditions, and it is possible that licenses that have been granted may be revoked or we may not be successful in obtaining reissuance of such licenses upon their expiration or in the event modifications are required to a previously issued license. Any of these occurrences could have a material adverse effect on our revenues, business, financial condition and results of operations. Further, we hold inventory of products that may be affected by these recent U.S. government actions, including potential order cancellations. If the sale of these products is delayed or we are unable to return or dispose of our inventory on favorable economic terms, we may incur additional carrying costs for the inventory or otherwise record charges associated with this inventory.

The administrative processing, attendant delays and risk of ultimately not obtaining required export approvals also put us at a disadvantage relative to our non-U.S. competitors who may not be required to comply with U.S. export controls. These difficulties and uncertainties have adversely affected our ability to compete for and win business from domestic customers in China.

It is possible that the U.S. government will impose additional export controls on our products or systems, which could lead to further revenue losses. For example, it remains uncertain whether the current U.S. presidential administration will make additional changes with respect to U.S. export control policy. Any such changes could result in additional restrictions on our ability to sell products to customers in China and other jurisdictions. Foreign customers affected by current or future U.S. government sanctions, controls or threats of sanctions or controls may respond by developing their own solutions to replace our products or by utilizing our foreign competitors' products (who are not subject to the same export controls and can fulfill the orders). In addition, these export controls may also reduce overall global demand for our customers' products or for other products produced or manufactured in the U.S. or based on U.S. technology, in turn reducing demand for our products, which could have a material adverse effect on our business, financial condition and results of operations. Increased restrictions on China exports may also lead to regulatory retaliation by the Chinese government, which may adversely impact our business.

We are subject to compliance with domestic and foreign laws and regulations, and the burden of complying with such laws and regulations, or any failure to comply, has adversely affected and may continue to adversely affect our business, financial condition and results of operations.

Our business is subject to risks inherent in doing business internationally, including compliance with, inconsistencies among, and unexpected changes in, a wide variety of foreign laws and regulatory environments, including, among other issues, with respect to employees, protection of our intellectual property, and a wide variety of operational regulations and trade and export controls under domestic, foreign, and international law.

We are faced with various risks that may be associated with our compliance with existing, new, different, inconsistent or conflicting laws, regulations and rules enacted by governments and/or their regulatory agencies in the countries in which we operate as well as rules and policies implemented at our customer sites. These laws, regulations, rules and policies could relate to any of an array of issues including, but not limited to, environmental, tax, intellectual property, trade secrets, product liability, contracts, antitrust, employment, securities, import/export and unfair competition. The cost of maintaining compliance under multiple and changing regulatory regimes may adversely affect our business, financial condition and results of operations, and, in the case of export controls, has adversely affected and may continue to adversely affect our results of operations. As discussed herein under the heading "Tariffs, export regulations, and other market barriers have impacted and may continue to impact our ability to compete for the business of domestic customers in China and other jurisdictions, which has adversely affected and may continue to adversely affect our business, financial condition and results of operations," the U.S. government issued new export control rules between 2022 and 2025 aimed at restricting China's access to semiconductor equipment and advanced computing technology, among other things. To comply with the new rules, Onto Innovation has had to expend time and resources that might otherwise have been used for revenue generating activities. Further regulatory changes could require additional diversion of resources to compliance efforts. In addition, in the event that we fail to comply with or violate U.S. or foreign laws or regulations or customer policies, we could be subject to civil or criminal claims or proceedings that may result in monetary fines, penalties or other costs against us or our employees, which may adversely affect our operating results, financial condition, customer relations and ability to conduct our business.

Political and economic instability may result in reduced demand for our products.

We are subject to various global risks related to political and economic instabilities in countries in which we derive sales. If terrorist activities, armed conflict, civil or military unrest or political instability occurs outside of the United States, these events may result in reduced demand for our products or adversely affect our supply chain. For example, the Ukraine–Russia geographic region is a major source of critical raw materials used for semiconductor manufacturing (such as neon and palladium), and any supply chain disruptions or shortages of such materials due to the ongoing conflict in that region could impact our customers in a manner that reduces demand for our products. Similarly, if the conflict in Israel and Gaza and the surrounding area escalates, it could result in disruptions to our supply chain and/or the operations of our customers in a manner that reduces demand for our products.

In addition, due to the complex relationships among China, Hong Kong, Taiwan, and the United States, there is risk that political, diplomatic, and national security influences might lead to further trade, technology, or capital disputes, or disruptions affecting the semiconductor industry. In particular, the escalation of geopolitical tensions between China and Taiwan may cause disruptions in the markets in which we operate and lead to a decreased demand for our products, which could adversely affect our business in Asia or have a negative impact on the regional or global economy.

Furthermore, an outbreak of hostilities or other political upheaval in China, Taiwan, Japan, or South Korea, or an economic downturn in Asia or globally, would likely harm the operations of our customers in these countries. The effect of these types of events on our revenue and cash flows could be material because we derive substantial revenue from sales to semiconductor device foundries in Taiwan such as Taiwan Semiconductor Manufacturing Company Ltd., from memory chip manufacturers in South Korea such as Samsung Electronics Co., Ltd., and from semiconductor device manufacturers in Japan such as Toshiba Corporation.

Natural disasters, changes in climate, public health crises, and geo-political conflicts could materially adversely affect our worldwide operations (or those of our business partners).

The occurrence of one or more natural disasters, such as hurricanes, tropical storms, fires, cyclones, earthquakes, tsunamis, flooding, typhoons, volcanic eruptions and weather conditions such as major or extended winter storms, droughts and tornadoes, whether as a result of climate change or otherwise, may disrupt manufacturing or other operations. For example, our Milpitas operations are located near major earthquake fault lines in California. We cannot provide any assurance that alternate means of conducting our operations (whether through alternate production capacity or service providers or otherwise) would be available if a major disruption were to occur or that, if such alternate means were available, they could be obtained on favorable terms.

Our business may also be affected by public health issues (for example, an outbreak of a contagious disease such as COVID-19, avian influenza, measles or Ebola). The effects of a public health crisis may affect our operations and those of our suppliers, third-party service providers, and customers. The extent to which the economic effects of a public health crisis could impact our business, results of operations, and financial conditions are difficult to predict, and depend on numerous evolving factors including any future resurgences of the public health crisis and the intensity and duration of any resulting adverse macroeconomic conditions. A public health crisis could expose our business, results of operations, and financial condition to the following adverse impacts: disruptions to our supply chain in connection with the sourcing of materials, support, and services; disruption of operations due to unavailability of employees as a result of illness, travel restrictions and other factors; and a decrease in demand for our products. Any sustained or prolonged public health crises, or any ongoing, worsening or recurring supply chain disruptions or macroeconomic effects of such crises could have a material adverse effect on our business, results of operations, legal exposure, or financial condition and may also heighten many of the other risks described in this "Risk Factors" section.

There may also be conflict or uncertainty in the countries in which we operate, including safety issues, disruptions of service from utilities, nuclear power plant accidents or general economic or political unrest, including war, civil unrest or terrorist attacks. While current global conflicts have not materially adversely affected our business, new or expanding conflicts and sanctions could result in disruptions to the global economy and/or supply chains that could materially adversely affect our business.

We may face difficulties in staffing and managing foreign branch operations due to political tensions or cultural differences.

During periods of tension between the governments of the United States and certain other countries, it is often difficult for U.S. companies such as ours to staff and manage operations in such countries. Language and other cultural differences may also inhibit our sales and marketing efforts and create internal communication problems among our U.S. and foreign research and development teams, increasing the difficulty of managing multiple remote locations performing various development, quality assurance, and yield ramp analysis projects.

Currency fluctuations may impact our international sales or expose us to exchange rate risk.

A substantial portion of our international sales are denominated in U.S. dollars. As a result, if the dollar rises in value in relation to foreign currencies, our systems will become more expensive to customers outside the United States and may be less competitive with systems produced by competitors outside the United States. These conditions could negatively impact our international sales. Foreign sales also expose us to collection risk in the event it becomes more expensive for our foreign customers to convert their local currencies into U.S. dollars. Additionally, in the event a larger portion of our revenue becomes denominated in foreign currencies, we would be subject to a potentially significant exchange rate risk, and any failure to sufficiently hedge or otherwise manage these risks could materially and adversely affect our financial condition, results of operations, and liquidity.

Our internal controls with respect to anti-corruption laws may not be effective, and any failure to comply with such laws may result in severe sanctions and liabilities, which may negatively affect our business, operating results and financial condition.

We are subject to the Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"), and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. Also, similar worldwide anti-bribery laws, such as the U.K. Bribery Act and Chinese anti-corruption laws, generally prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. Some of our distribution partners are located in parts of the world that have experienced governmental corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. The policies and procedures we have implemented to discourage these practices by our employees, our existing safeguards and any future improvements may prove to be ineffective, and our employees, consultants, sales agents or distributors may engage in conduct for which we might be held responsible. Violations of the FCPA or international anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold us liable for successor liability FCPA violations committed by companies in which we invest or that we acquire. We cannot assure you that our internal control policies and procedures will protect us from reckless or negligent acts committed by our employees, distributors, partners, consultants or agents.

Risks Related to Laws, Legal Proceedings, Financial Markets and the Environment

Changes in tax rates or tax liabilities could affect results.

As a global company, we are subject to taxation in the United States and various other countries. Significant judgment is required to determine and estimate worldwide tax liabilities. Our future annual and quarterly tax rates could be affected by numerous factors, including changes in the (1) applicable tax laws; (2) composition of earnings in countries with differing tax rates; or (3) recoverability of our deferred tax assets and liabilities. Due to the pace of legislative changes and the scale of our business activities, any substantial changes in tax policies or legislative initiatives may materially and adversely affect our business, the taxes we are required to pay, our financial position, and results of operations. For example, beginning in 2022, the U.S. Tax Cuts and Jobs Act of 2017 ("TCJA") eliminated the existing option to deduct U.S. domestic and foreign research and development expenditures on the U.S. tax returns and required taxpayers to capitalize and amortize them over five and fifteen years, respectively, pursuant to IRC Section 174. The requirement reduced our cash flows for 2022, 2023 and 2024. On July 4, 2025, the U.S. enacted tax reform legislation through the One Big Beautiful Bill Act that allows for the immediate expensing of domestic U.S. research and development expenses, although the Company continues to capitalize and amortize foreign research and development costs on the U.S. tax return. In addition, any changes to U.S. and global corporate income tax laws, including increasing U.S. taxation of international business operations and imposing a global minimum tax could have a negative impact on our tax position in the future. Many countries and organizations, such as the Organization for Economic Cooperation and Development ("OECD"), which is discussed further below, are also actively considering changes to existing tax laws or have proposed or enacted new laws that could increase our tax obligations in countries where we do business or cause us to change the way we operate our business. Any of these developments or changes in federal, state, or international tax laws or tax rulings could adversely affect our effective tax rate and our results of operations.

The OECD has released guidance covering various topics, including country-by-country reporting, definitional changes to permanent establishment and Base Erosion and Profit Shifting ("BEPS"), an initiative that aims to standardize and modernize global tax policy. The guidance also established a global minimum tax of 15%. This guidance has been implemented by several jurisdictions, including jurisdictions in which we operate, and many other jurisdictions are in the process of implementing it. Depending on the final form of legislation ultimately enacted, there may be significant consequences for us due to our international business activities, including, but not limited to, an increase in our tax uncertainty and adverse effects on our provision for income taxes. On January 5, 2026, the OECD announced that the Inclusive Framework on Base Erosion and Profit Shifting agreed to a new package of administrative guidance under the Pillar Two global minimum tax rules. The new administrative guidance allows for U.S. multinationals to provide for a Side-by-Side Safe Harbor that would exclude U.S.-parented multinational groups from the global minimum tax rule's Income Inclusion Rule and Undertaxed Profits Rule on the grounds that the existing U.S. law is sufficiently robust in its taxation of domestic and foreign profits. Although we will continue to monitor U.S. and international legislative developments in this area, we cannot predict whether such protective measures or legislation will be adopted by non-U.S. countries, if any, and whether the U.S. would have any responsive measures.

In addition, we are subject to regular examination of our income tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of favorable or unfavorable outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. Although we believe our tax estimates are reasonable, there can be no assurance that any final determination will not be materially different from the treatment reflected in our historical income tax provisions and accruals, which could materially and adversely affect our results of operations.

Turmoil or fluctuations in the credit markets and the financial services industry may negatively impact our business, results of operations, financial condition or liquidity, and our factoring arrangements may expose us to additional risks.

In the past, global credit markets and the financial services industry have experienced periods of turmoil and upheaval characterized by the tightening of the credit markets, the weakening of the global economy and an unprecedented level of intervention from the United States and other governments. Adverse economic conditions, such as sustained periods of economic uncertainty or a crisis in the financial markets may have a material adverse effect on our liquidity and financial condition if our ability to obtain credit from the capital financial markets, or from trade creditors is impaired. If banks and financial institutions with whom we have banking relationships enter receivership or become insolvent in the future, we may be unable to access, and we may lose, some or all of our existing cash, cash equivalents and investments to the extent those funds are not insured or otherwise protected by the FDIC. In addition, a worsening economy or an economic crisis could also adversely impact our customers' ability to finance the purchase of systems from us or our suppliers' ability to provide us with product, either of which may negatively impact our business and results of operations.

We are subject to various environmental laws and regulations that could impose substantial costs upon us, and failure to comply with such laws and regulations may impact our business, operating results and financial condition.

Some of our operations use substances regulated under various federal, state, local, and international laws governing the environment, including those relating to the storage, use, discharge, disposal, labeling, and human exposure to hazardous and toxic materials. We could incur costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims, or could be required to incur substantial investigation or remediation costs, if we were to violate or become liable under environmental laws. Liability under environmental laws can be joint and several and without regard to comparative fault. Compliance with current or future environmental laws and regulations could restrict our ability to expand our facilities or require us to acquire additional expensive equipment, modify our manufacturing processes, or incur other significant expenses. For example, we are, or may become subject to various new or proposed climate-related and other sustainability laws and regulations, including, for example, the state of California's new climate change disclosure requirements and the EU's new Corporate Sustainability Reporting Directive. Compliance with such laws and regulations, as well as any increased focus or scrutiny from the SEC and other regulators, investors, customers, vendors, employees, and other stakeholders concerning sustainability and climate matters, could impose additional costs on us. We may unintentionally violate environmental laws or regulations in the future as a result of human error, equipment failure or other causes. In addition to the potential adverse effects on our business operations of such an event, we are committed to maintaining safe working conditions for our employees and sourcing, manufacturing, and distributing our products in a responsible and environmentally friendly manner, and any failure on our part to do so may cause reputational harm for the Company.

Legal proceedings, claims and investigations may expose us to increased costs and may negatively affect our business and results of operations.

We have been from time to time, and in the future may be, involved in legal proceedings or claims regarding any number of matters, including intellectual property infringement, contract disputes, trade compliance, antitrust, environmental regulations, privacy and data protection, securities, product performance, product liability, employment and workplace safety, and other matters. In addition, we may receive, and have received, inquiries, warrants, subpoenas, and other requests for information in connection with government investigations of potential or suspected violations of law by our company and/or other companies that we work with. We have also received, and may receive in the future, claims from customers who believe we owe them product warranty protection, indemnification or other obligations.

Legal proceedings, claims, and government investigations, whether with or without merit, may be time-consuming and expensive to respond to and defend. They may also divert management's attention and our other resources from day-to-day operational matters; constrain our ability to sell products and services; result in adverse judgments for damages, injunctive relief, penalties and fines; and negatively affect our business and results of operations. We cannot predict the outcome of current or future legal proceedings, claims or investigations.

Risks Related to Growth and Acquisitions

Integrating Semilab USA's business may be more difficult, costly or time-consuming than expected, and we may fail to realize the anticipated benefits of the acquisition, which may adversely affect our business results and negatively affect the value of our common stock.

The success of the Semilab USA acquisition, including the realization of anticipated benefits, will depend, in part, on our ability to successfully combine our and Semilab USA's businesses. The integration may be more difficult, costly or time consuming than expected. It is possible that the integration process could result in the loss of key employees or the disruption of each company's ongoing businesses or that the alignment of standards, controls, procedures and policies may adversely affect the combined company's ability to maintain relationships with clients, customers, suppliers and employees or to fully achieve the anticipated benefits and cost savings of the transaction. The loss of key employees could adversely affect our ability to successfully conduct our business in the markets in which Semilab USA now operates, which could have an adverse effect on our financial results. Other potential difficulties of combining our and Semilab USA's businesses include unanticipated issues in integrating manufacturing, logistics, information communications and other systems. If we experience difficulties with the integration process, the anticipated benefits of the Semilab USA acquisition may not be realized fully or at all, or may take longer to realize than expected. Integration efforts between the two companies may also divert management attention and resources. These integration matters could have an adverse effect on our business and Semilab USA during this transition period and for an undetermined period after completion of the Semilab USA acquisition on the combined company.

We may choose to acquire new and complementary businesses, products or technologies instead of developing them ourselves, and we may be unable to complete these acquisitions or may not be able to successfully integrate an acquired business in a cost-effective and non-disruptive manner.

Our success depends on our ability to continually enhance and broaden our product offerings in response to customer-anticipated process changes, strategic opportunities for growth, and industry technology trends. To this end, we have, from time to time, engaged in the process of identifying, analyzing and negotiating possible acquisition transactions, and, from time to time, acquiring one or more businesses, and we expect to continue to do so in the future. We may choose to acquire new and complementary businesses, products, technologies and/or services instead of developing them ourselves. We may, however, face competition for acquisition targets from larger and more established companies with greater financial resources, making it more difficult for us to complete acquisitions. We cannot provide any assurance that we will be successful in consummating future acquisitions on favorable terms or that we will realize the benefits that we anticipate from one or more acquisitions that we consummate. Integrating any business, product, technology or service into our current operations could be expensive and time-consuming and/or disrupt our ongoing business. Further, there are numerous risks associated with acquisitions and potential acquisitions, including, but not limited to:

- diversion of management's attention from day-to-day operational matters and current products and customers;

- lack of synergy or the inability to successfully integrate the new business or to realize expected synergies;

- integration of acquired businesses and their operations, including enterprise resource planning systems, may be costly and time-consuming and divert resources away from other projects;

- failure to commercialize the new technology or business;

- failure to meet the expected performance of the new technology or business;

- failure to retain key employees and customer or supplier relationships;

- lower-than-expected market opportunities or market acceptance of any new products; and

- unexpected reduction of sales of existing products as a result of the introduction of new products.

Our inability to consummate one or more acquisitions on favorable terms, or our failure to realize the intended benefits from one or more acquisitions, could have a material adverse effect on our business, liquidity, financial position and/or results of operations, including as a result of our incurrence of indebtedness and related interest expense and our assumption of unforeseen contingent liabilities. We might need to raise additional funds through public or private equity or debt financings to finance any acquisition. In that event, we could be forced to obtain financing on terms that are not favorable to us and, in the case of equity financing, that result in dilution to our stockholders. In addition, any impairment of goodwill or other intangible assets, amortization of intangible assets, write-down of other assets or charges resulting from the costs of acquisitions and purchase accounting could harm our business and operating results.

If we cannot effectively manage growth, our business may suffer.

Over the long-term, we intend to grow our business by increasing our sales efforts and completing strategic acquisitions. To effectively manage growth, we must, among other things:

- engage, train and manage a larger sales force and additional service personnel;

- expand the geographic coverage of our sales force;

- expand our information systems;

- identify and successfully integrate acquired businesses into our operations; and

- administer appropriate financial and administrative control procedures.

Growth of our business will likely challenge our management, financial, operational, technical, sales, administrative, and other resources. Any failure to effectively manage our growth may cause our business to suffer and our stock price to decline.

Risks Related to the Global Economy and the Semiconductor Industry

Cyclicality in the semiconductor device industry has led to substantial decreases in demand for our systems in the past and may, from time to time, continue to do so.

Our operating results are subject to significant variation due to global economic conditions and the cyclical nature of the semiconductor device industry. Our business depends upon the capital expenditures of semiconductor device manufacturers, which, in turn, depend upon the current and anticipated market demand for semiconductors and products using semiconductors. The timing, length and severity of the up-and-down cycles in the semiconductor equipment industry are difficult to predict. In recent history, the industry has experienced significant downturns, generally in connection with declines in economic conditions. This cyclical nature of the industry in which we operate affects our ability to accurately predict future revenue and, thus, future expense levels. When cyclical fluctuations result in lower-than-expected revenue levels, operating results may be adversely affected, and cost reduction measures may be necessary in order for us to remain competitive and financially sound. During a down cycle, we must be in a position to adjust our cost and expense structure to prevailing market conditions and to continue to motivate and retain our key employees. In addition, during periods of rapid growth, we must be able to increase manufacturing capacity and personnel to meet customer demand. We can provide no assurance that these objectives can be met in a timely manner in response to industry cycles, and we cannot predict when and to what extent sales may normalize, or when and to what extent gross margins may improve, following any such occurrence. If we fail to respond to industry cycles, our business could be seriously harmed.

We may also experience supplier or customer issues as a result of adverse macroeconomic conditions. If our customers have difficulties in obtaining capital or financing, this could result in lower sales. Customers with liquidity issues could also result in an increase in bad debt expense. These conditions could also affect our key suppliers, which could affect their ability to supply parts and result in delays of our customer shipments.

Our future rate of growth is highly dependent on the development and growth of the market for microelectronic device inspection, lithography and metrology equipment.

We target our products to address the needs of semiconductor device manufacturers. If for any reason the market for products fails to grow in the long term, we may be unable to maintain current revenue levels in the short term and maintain our historical growth in the long term. Growth in the inspection market is dependent to a large extent upon semiconductor manufacturers replacing manual inspection with automated inspection technology. Growth in the metrology market is dependent to a large extent upon new chip designs and capacity expansion of microelectronic manufacturers. Growth in the lithography market is dependent on the development of cost-effective packaging with high fine pitch RDLs, ultimately migrating to multi-die, large, form-factor packages. There can be no assurance that manufacturers will undertake these actions at the rate we expect.

General Risk Factors

Provisions of our charter documents and of Delaware law could discourage potential acquisition proposals and/or delay, deter or prevent a change in control of our company.

Provisions of our certificate of incorporation and by-laws may inhibit changes in control of our company not approved by our Board of Directors. These provisions also limit the circumstances in which a premium can be paid for our common stock and in which a proxy contest for control of our Board may be initiated. These provisions provide for:

- a prohibition on stockholder actions through written consent;

- a requirement that special meetings of stockholders be called only by the chairperson of our Board of Directors or majority of our directors;

- advance notice requirements for stockholder proposals and director nominations by stockholders;

- the authority of our Board of Directors to issue, without stockholder approval, preferred stock with such terms as the Board may determine; and

- the authority of our Board, without stockholder approval, to adopt a stockholder rights plan.

We are also entitled to avail ourselves of the protections of Section 203 of the Delaware General Corporation Law, which could inhibit changes in control of the Company.

Our stock price is volatile.

The market price of our common stock has fluctuated widely. Consequently, the current market price of our common stock may not be indicative of future market prices, and we may be unable to sustain or increase the value of an investment in our common stock. Factors affecting our stock price may include:

- variations in operating results from quarter to quarter;

- changes in earnings estimates by analysts or our failure to meet analysts' expectations;

- changes in the market price per share of our public company customers;

- market conditions in the semiconductor and other industries into which we sell products;

- general economic conditions;

- political changes, hostilities or natural disasters such as hurricanes and floods;

- the impact of infectious disease pandemics, on the global economy and on our customers, suppliers, employees, and business;

- low trading volume of our common stock; and

- the number of firms making a market in our common stock.

In addition, the stock market has experienced periods of significant price and volume fluctuations. These fluctuations have particularly affected the market prices of the securities of high technology companies like ours. Any such market fluctuations in the future could adversely affect the market price of our common stock.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

We rely heavily on information technology (IT) systems in all aspects of our operations, and data security plays an important role in the protection of our proprietary information and that of our customers and suppliers. For these reasons, we take a number of steps to protect Onto Innovation's IT systems from internal and external cybersecurity threats.

Identifying and assessing cybersecurity risk is integrated into our overall risk management systems and processes. Cybersecurity risks related to our business, technical operations, and privacy and compliance issues are identified and addressed through a multi-faceted approach including third-party assessments, IT security, governance, risk and compliance reviews. To defend, detect and respond to cybersecurity incidents, we, among other things: conduct proactive cybersecurity reviews of systems and applications, perform penetration testing using external third-party tools and techniques to test security controls, conduct employee training, utilize an expert third party to continuously monitor and respond to possible threats, monitor emerging laws and regulations related to data protection and information security and implement appropriate changes. We regularly collaborate with leading security providers, industry groups, and industry peers to exchange information on trends and best practices to address new and evolving cybersecurity risks.

We have implemented incident response processes which have four overarching and interconnected stages: 1) preparation for a cybersecurity incident, 2) detection and review of an incident, 3) containment and remediation, and 4) post-incident review and analysis. Cybersecurity incident responses are managed by our Corporate Incident Response Team and overseen by our Vice President of IT.

Security events and data incidents are evaluated, ranked by severity and prioritized for response and remediation. Incidents are evaluated to determine materiality as well as operational and business impact, and reviewed for privacy impact.

We also conduct tabletop exercises to simulate responses to cybersecurity incidents. Our team of cybersecurity professionals then collaborates with technical and business stakeholders across our business units to further analyze the risk to the Company, and form detection, mitigation and remediation strategies.

Our controls are informed by recognized industry standards and frameworks and are designed to address prevention, detection, and response. Since 2021, our Information Security Management System has been certified to ISO/IEC 27001, and in the current year we achieved certification to the ISO/IEC 27001:2022 standard. Our program includes policies and standards, identity and access management (including multi‑factor authentication where appropriate), endpoint detection and response, network security and segmentation, logging and monitoring, data protection controls, secure software development practices where applicable, and business continuity and disaster recovery planning. Our program is also informed by elements of the NIST Cybersecurity Framework.

Our cybersecurity program also includes third-party assessments to identify and mitigate risks from third parties such as vendors, suppliers, and other business partners associated with our use of third-party service providers. Cybersecurity risks are evaluated when determining the selection and oversight of applicable third-party service providers and potential risks when handling and/or processing our employee, business or customer data. In addition to new vendor onboarding, we have ongoing monitoring and perform risk assessments during third-party cybersecurity compromise incidents to identify and mitigate risks to us from third-party incidents.

Our individual employees also play an important role in our information security systems. All employees are required to familiarize themselves with the Company's information security policies and, at least annually, employees are required to participate in an information security training program, which is designed to help employees identify potential threats and train them on how to respond. Throughout the year, the IT department conducts simulated phishing campaigns and other simulated hacking attacks with employees as a way of reminding them of their security obligations and ensuing that our SETA (security education and training awareness) has been effective.

As of the date of this Form 10-K, no risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition.

For more information on the cybersecurity risks we face that could adversely impact us, please see "Part I, Item IA - Risk Factors - If our network security measures are breached and unauthorized access is obtained to a customer's data, to our data, or to our information technology systems, we may incur significant legal and financial exposure and liabilities and may experience disruptions in our operations."

Cybersecurity Governance

The Company's Board of Directors has oversight of information security matters at the Company, including reviewing the Company's cybersecurity practices. At least annually, the Vice President of IT presents the Company's information security policies and programs to the Board. Our Audit Committee is tasked with overseeing risks from cybersecurity threats. Members of the Audit Committee receive updates on cybersecurity matters on a quarterly basis from one or more representatives from the Company's Cyber Security Council ("CSC"), which is composed of our Senior Executive Team, our Vice President of IT and our IT Security Director. These updates include a discussion of existing and new cybersecurity risks (if any), updates on how management is addressing and/or mitigating those risks, and the status of information security initiatives. Other Board members also engage in conversations with management on cybersecurity-related news events and discuss any updates to our cybersecurity risk management and strategy programs outside of the scheduled meetings.

The CSC is also responsible for the executive level supervision of the Company's cybersecurity risk, information security, and technology risk, as well as the IT department's actions to identify, assess, mitigate, and remediate cyber related issues. The CSC receives regular quarterly reports from the Vice President of IT on the Company's cybersecurity risk profile and enterprise cybersecurity program.

We have also established a process whereby potentially material cybersecurity incidents are escalated to a Cybersecurity Disclosure Committee ("CDC") consisting of our CEO, CFO, Senior Vice President and General Counsel, Vice President of IT and Corporate Controller. The CDC is tasked with evaluating whether such incidents have material impact on the Company, and thus require disclosure, as well as any other actions that may be appropriate in response to the incident. The CDC promptly notifies the Audit Committee if it determines that an incident is likely to have a material impact on the Company and updates the Audit Committee on a quarterly basis of any incidents that it has evaluated and determined were not material.

The Vice President of IT acts as our head of information security in leading our information security organization. Our Vice President of IT has over 25 years of industry experience leading large technology organizations, including, most recently, as the leader of the IT organization at a large privately held company. Our IT Security Director is a senior cybersecurity and IT leader with 27 years of experience across infrastructure design and architecture engineering, enterprise network engineering, and security operations. Other team members who support our information security program have relevant educational and industry experience, including holding similar positions at other technology companies.

Item 2. Properties.

Our principal executive office building is located at 16 Jonspin Road in Wilmington, Massachusetts. We own our Milpitas facility and lease facilities for corporate, engineering, manufacturing, sales and service-related purposes in the United States and nine other countries - China, Germany, Japan, the Netherlands, South Korea, Singapore, Taiwan, Malaysia and Vietnam. The following table indicates the location, the general purpose and the square footage of our material facilities. Our leases expire at various times through November 30, 2035.

Location	Facility Purpose	Approximate Square Footage
Wilmington Massachusetts	Corporate Headquarters, Engineering and Service	77,500
Milpitas, California	Engineering, Manufacturing, Service and Administration	134,600
Budd Lake, New Jersey	Engineering, Service and Administration	48,900
Bloomington, Minnesota	Engineering, Manufacturing, Service and Administration	98,700
Hillsboro, Oregon	Engineering and Service	17,100
Snoqualmie, Washington	Engineering and Service	20,300
Tucson, Arizona	Engineering, Manufacturing and Service	18,900
Tampa, Florida	Engineering, Manufacturing, Service and Administration	52,800
North Billerica, Massachusetts	Engineering, Manufacturing and Service	14,400
South Korea	Sales and Service	37,000
Taiwan	Sales and Service	38,600
China	Sales, Service and Engineering	28,600
Japan	Sales and Service	12,400
Singapore	Sales and Service	11,300

We also lease office space for other smaller sales and service offices in several locations throughout the world.

We believe that our existing facilities and capital equipment are adequate to meet our current requirements and that suitable additional or substitute space is available on commercially reasonable terms if needed.

Item 3. Legal Proceedings.

The information set forth under the heading "Legal Matters" in Note 9, "Commitments and Contingencies" to the Consolidated Financial Statements is incorporated herein by reference.

Item 4. Mine Safety Disclosures.

None.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Our common stock, $0.01 par value per share, is quoted on the New York Stock Exchange ("NYSE") under the symbol "ONTO." As of February 3, 2026, there were approximately 80 stockholders of record. Set forth below is a line graph comparing the annual percentage change in the cumulative return to the stockholders of the Company's common stock with the cumulative return of the NYSE Composite Index and an industry specific index, the PHLX Semiconductor Index, for the period commencing on December 31, 2020 and ending on December 31, 2025.

The information contained in the performance graph shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference into such filing.

The graph assumes that $100 was invested on December 31, 2020 in the Company's common stock and in each index. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.



COMPARISON OF 60 MONTH CUMULATIVE TOTAL RETURN*
Among Onto Innovation Inc., the NYSE Composite Index, and the PHLX Semiconductor Index

Prepared by Zacks Investment Research, Inc. Used with permission. All rights reserved. Copyright 1980-2026.

	12/20	12/21	12/22	12/23	12/24	12/25
Onto Innovation Inc.	100.0	212.9	143.2	321.4	350.3	331.8
NYSE Composite	100.0	120.7	109.4	124.5	144.1	169.6
PHLX Semiconductor	100.0	142.9	93.0	155.4	187.0	268.2

We have never declared or paid a cash dividend on our common stock and we currently do not intend to do so. The declaration of any future dividends by us is within the discretion of our Board of Directors and will be dependent on our earnings, financial condition and capital requirements as well as any other factors deemed relevant by our Board of Directors.

In February 2024, the Onto Innovation Board of Directors approved a share repurchase authorization, which allows us to repurchase up to $200 million worth of shares of our common stock. Repurchases may be made through both public market and private transactions from time to time with shares purchased being subsequently retired. During the three and twelve months ended January 3, 2026, we repurchased 0 and 492 thousand shares of our common stock under this repurchase authorization. The amount paid to repurchase the shares in excess of par value, including transaction costs, is recorded directly as a decrease to additional paid-in capital and accumulated earnings. At January 3, 2026, there was $99.9 million available for future share repurchases under the share repurchase authorization.

For further information, see Note 17 in the accompanying Notes to the Consolidated Financial Statements included in this Form 10-K.

In addition to our share repurchase program, we withhold common stock shares associated with net share settlements to cover tax withholding obligations upon the vesting of restricted stock unit awards under the Company's equity incentive program. Please refer to Note 11 of the Notes to the Consolidated Financial Statements included in this Form 10-K for further discussion regarding our equity incentive plan.

The following table provides details of common stock purchased during the three-month period ended January 3, 2026:

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Program
		(in thousands, except for per share data)		
September 28, 2025 - October 27, 2025	1	$ 141.05	—	$ 99,935
October 28, 2025 - November 27, 2025	—	$ —	—	$ 99,935
November 28, 2025 - January 03, 2026	4	$ 153.63	—	$ 99,935
Three Months Ended January 03, 2026	5		—	

---

[1] Includes shares withheld through net share settlements.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Executive Summary

We are a worldwide leader in the design, development, manufacture and support of process control tools that perform macro-defect inspection and metrology, lithography systems, and process control analytical software used by semiconductor and advanced packaging device manufacturers. We deliver comprehensive solutions throughout the semiconductor fabrication process with our families of proprietary products that provide critical yield-enhancing information, enabling microelectronic device manufacturers to drive down costs and time to market of their devices. We provide process and yield management solutions used in both wafer processing facilities, often referred to as "front-end" manufacturing, and in device packaging and test facilities, commonly referred to as "back-end" manufacturing. Our advanced process control software portfolio includes powerful solutions for standalone tools, groups of tools, or factory-wide suites to enhance productivity and achieve significant cost savings.

Our principal market is semiconductor capital equipment. Semiconductors packaged as ICs, or "chips," are used in consumer electronics, server and enterprise systems, mobile computing (including smart phones and tablets), data storage devices, and embedded automotive and control systems. Our core focus is the measurement and control of the structure, composition, and geometry of semiconductor devices as they are fabricated on silicon wafers to improve device performance and manufacturing yields.

Our products and services are used by our customers who manufacture many types of ICs for a multitude of applications, each having unique manufacturing challenges. This includes ICs to enable information processing and management (logic ICs), memory storage (NAND, 3D-NAND, NOR, and DRAM), analog devices (e.g., Wi-Fi and 5G radio ICs, power devices), MEMS sensor devices (accelerometers, pressure sensors, microphones), image sensors, and other end markets including components for AI, hard disk drives, LEDs, and power management.

The semiconductor and electronics industries have also been characterized by constant technological innovation. We believe that, over the long term, our customers will continue to invest in advanced technologies and new materials to enable smaller design rules and higher density applications that fuel demand for process control equipment.

The following table summarizes certain key financial information for the periods indicated below:

	Year Ended	
	January 3, 2026	December 28, 2024
	(in thousands, except for percentages and per share data)	
Revenue	$ 1,005,263	$ 987,321
Gross profit	$ 499,770	$ 515,308
Gross profit as a percent of revenue	49.7%	52.2%
Total operating expenses	$ 366,843	$ 328,205
Net income	$ 136,759	$ 201,670
Diluted earnings per share	$ 2.78	$ 4.06

- In fiscal 2025, revenue increased 2% compared to fiscal 2024, primarily due to higher sales to NAND and OSAT customers as well as revenue attributed to the acquired Semilab USA business, partially offset by lower sales to Foundry and DRAM customers.

- Gross profit as a percentage of revenue decreased to 49.7% for fiscal 2025 compared to 52.2% for fiscal 2024. This was primarily driven by write-downs of excess and obsolete inventory, restructuring costs related to infrastructure transition and costs related to contract manufacturing set-up in fiscal 2025.

- The increase in operating expenses in fiscal 2025 compared to fiscal 2024 was primarily due to increased restructuring expenses, transaction and amortization costs related to the acquisition of Semilab USA, research and development project costs and compensation cost.

Our cash, cash equivalents and marketable securities balance decreased to $639.6 million at the end of fiscal 2025 from $852.3 million at the end of fiscal 2024. This decrease was primarily the result of cash used for acquisitions of $436.1 million, purchases of common stock of $75.0 million, capital expenditures of $28.5 million, $13.5 million for tax payments related to net share settlement of employee stock-based compensation plans and purchase of non-marketable equity securities of $8.0 million, partially offset by $328.3 million of cash generated from operating activities and $13.4 million of cash from issuance of shares through share-based compensation plans.

In recent years, the U.S. government implemented additional export regulations for U.S. semiconductor technology sold in China. We have applied for export licenses to continue doing business with our customers that are affected by the new export rules. However, the new export controls have resulted in lower net sales in China for fiscal 2025 compared to the prior fiscal years.

For a discussion of the risks related to our business and operations, see Part I, Item 1A – Risk Factors of this Annual Report on Form 10-K.

Results of Operations

The following table sets forth, for the periods indicated, our results of operations as percentages of our revenue. Our results of operations are reported as one business segment.

	Year Ended		
	January 3, 2026	December 28, 2024	December 30, 2023
Revenue	100.0 %	100.0 %	100.0 %
Cost of revenue	50.3 %	47.8 %	48.5 %
Gross profit	49.7 %	52.2 %	51.5 %
Operating expenses:			
Research and development	13.1 %	11.5 %	12.7 %
Sales and marketing	7.0 %	7.7 %	7.6 %
General and administrative	10.7 %	8.1 %	9.8 %
Amortization	3.9 %	5.0 %	6.7 %
Restructuring and other	1.8 %	0.9 %	0.4 %
Total operating expenses	36.5 %	33.2 %	37.2 %
Operating income	13.2 %	19.0 %	14.3 %
Interest income, net	3.5 %	3.4 %	2.5 %
Other expense, net	(0.5)%	—%	(0.5)%
Income before provision for income taxes	16.2 %	22.4 %	16.3 %
Provision for income taxes	2.6 %	1.9 %	1.4 %
Net income	13.6 %	20.5 %	14.9 %

Results of Operations for 2025, 2024 and 2023

Revenue. Our revenue is derived from the sale of our systems and software, spare parts, and services. Our revenue was $1,005.3 million, $987.3 million and $815.9 million for the years ended January 3, 2026, December 28, 2024 and December 30, 2023, respectively. This represents an increase of 2% from 2024 to 2025 and an increase of 21% from 2023 to 2024.

The following table lists, for the periods indicated, the different sources of our revenue in dollars (thousands) and as percentages of our total revenue:

	Year Ended					
	January 3, 2026		December 28, 2024		December 30, 2023	
	(in thousands, except for percentages)					
Systems and software	$ 847,835	84 %	$ 850,443	86 %	$ 683,316	84 %
Parts	84,200	8 %	76,584	8 %	74,604	9 %
Services	73,228	8 %	60,294	6 %	57,948	7 %
Total revenue	$ 1,005,263	100 %	$ 987,321	100 %	$ 815,868	100 %

Total systems and software revenue decreased $2.6 million for the year ended January 3, 2026, as compared to the year ended December 28, 2024, primarily due to a decrease in units shipped of our inspection product line to customers in support of advanced packaging needs for chips used in AI applications, partially offset by an increase in metrology product line units shipped to customers in Advanced Nodes and units shipped to Semilab USA customers in SiC specialty devices. Parts and services revenue is generated from part sales, maintenance service contracts, and system upgrades, as well as time and material billable service calls. During fiscal 2025, the increase in total parts and services revenue was primarily due to increased spending by our customers on system upgrades and repairs of existing systems.

Total systems and software revenue increased $167.1 million for the year ended December 28, 2024, as compared to the year ended December 30, 2023, primarily due to an increase in units shipped of our inspection product line to customers in support of advanced packaging needs for chips used in AI applications. Parts and services revenue is generated from part sales, maintenance service contracts, and system upgrades, as well as time and material billable service calls. During fiscal 2024, the increase in total parts and services revenue was primarily due to increased spending by our customers on system upgrades and repairs of existing systems.

The following table sets forth, for the periods indicated, our revenue by geographic region as percentages of our revenue.

	Year Ended		
	January 3, 2026	December 28, 2024	December 30, 2023
	(in thousands, except for percentages)		
Revenue	$ 1,005,263	$ 987,321	$ 815,868
Taiwan	32 %	31 %	17 %
South Korea	28 %	29 %	21 %
United States	12 %	11 %	16 %
Japan	10 %	6 %	11 %
China	7 %	12 %	17 %
Southeast Asia	6 %	6 %	11 %
Europe	5 %	5 %	7 %
Total revenue	100 %	100 %	100 %

The overall Asia region continues to account for a majority of our revenues as a substantial amount of the worldwide capacity investments for semiconductor manufacturing continue to occur in this region and we expect that trend to continue.

Gross Profit. Our gross profit has been and will likely continue to be affected by a variety of factors, including manufacturing efficiencies, provision for excess and obsolete inventory, pricing by competitors or suppliers, new product introductions, production volume, inventory step-up from purchase accounting, customization and reconfiguration of systems, international and domestic sales mix, system and software product mix, and parts and services margins. Our gross profit was $499.8 million, $515.3 million and $420.3 million for the years ended January 3, 2026, December 28, 2024, and December 30, 2023, respectively. Our gross profit represented 49.7%, 52.2% and 51.5% of our revenue for the years ended January 3, 2026, December 28, 2024, and December 30, 2023, respectively. The decrease in gross profit as a percentage of revenue from 2024 to 2025 was primarily due to restructuring and other expenses for the write down of excess and obsolete inventory. The increase in gross profit as a percentage of revenue from 2023 to 2024 was primarily due to an increase in revenue volume and change in product mix, partially offset by write-downs related to the impairment and exit of certain lithography inventory.

Operating Expenses.

Our operating expenses consist of:

- *Research and Development.* We believe that it is critical to continue to make substantial investments in research and development to ensure the availability of innovative technology that meets the current and projected requirements of our customers' most advanced designs. We have maintained, and intend to continue, our commitment to investing in research and development in order to continue to offer new products and technologies. Accordingly, we devote a significant portion of our technical, management and financial resources to research and development programs. Research and development expenditures consist primarily of salaries and related expenses of employees engaged in research, design and development activities. They also include consulting fees, the cost of related supplies and legal costs to defend our intellectual property. Our research and development expenses were $132.0 million, $113.9 million and $104.4 million in fiscal years 2025, 2024 and 2023, respectively. The year-over-year dollar increase from 2024 through 2025 was primarily due to increases in compensation costs, production expenses and depreciation and amortization. The year-over-year dollar increase from 2023 through 2024 was primarily due to increase in compensation costs, outside services costs, product development costs, travel costs, research and development project costs, freight and duty costs, and depreciation expenses. We continue to maintain our commitment to investing in new product development and enhancement to existing products.

- *Sales and Marketing*. Sales and marketing expenses are primarily comprised of salaries and related costs for sales and marketing personnel, as well as commissions and other non-personnel related expenses. Our sales and marketing expenses were $70.0 million, $76.0 million and $61.8 million in fiscal years 2025, 2024 and 2023, respectively. The year-over-year dollar decrease from 2024 through 2025 was primarily due to decreases in compensation costs, outside services and fees, and facilities expenses. The year-over-year dollar increase from 2023 through 2024 was primarily due to increases in total compensations costs, travel costs, outside service costs, sales and marketing costs and production expenses.

- *General and Administrative*. General and administrative expenses are primarily comprised of salaries and related costs for general administrative personnel, as well as other non-personnel related expenses. Our general and administrative expenses were $107.1 million, $79.9 million and $79.6 million in fiscal years 2025, 2024 and 2023, respectively. The year-over-year dollar increase from 2024 through 2025 was primarily due to increases in compensation costs, outside services and fees, travel costs, facilities expenses, and other general expenses. The year-over-year dollar increase from 2023 through 2024 was primarily due to increases in depreciation expense, facilities expense and partially offset by a decrease in freight and duty costs.

- *Amortization of Identifiable Intangible Assets*. Amortization of identifiable intangible assets, primarily purchased technology, was $39.4 million, $49.4 million and $54.8 million in fiscal years 2025, 2024 and 2023, respectively. The year-over-year dollar decrease from 2024 to 2025 was due to certain assets becoming fully amortized, partially offset by Semilab USA amortization of $5.6 million. The year-over-year dollar decrease from 2023 through 2024 was due to certain assets becoming fully amortized.

- *Restructuring and Other.* Restructuring and other expenses were $18.4 million, $9.0 million and $3.6 million in fiscal years 2025, 2024 and 2023, respectively. The year-over-year increase from 2024 through 2025 was primarily due to an increase in business transformation projects that includes the streamlining of various operating activities. The year-over-year increase from 2023 through 2024 was primarily due to an increase in employee severance costs and business transformation projects that includes the streamlining of various operating activities.

Interest income, net. In fiscal years 2025, 2024 and 2023, net interest income was $35.0 million, $33.5 million and $20.4 million, respectively. The increases in net interest income from 2024 to 2025 and from 2023 to 2024 were due to higher average balances and higher interest rates during both the 2025 and 2024 periods, respectively.

Income taxes. The following table provides details of income tax:

	Year Ended		
	January 3, 2026	December 28, 2024	December 30, 2023
	(in thousands, except for percentages)		
Income before provision for income taxes	$ 162,902	$ 220,447	$ 132,582
Provision for income taxes	$ 26,143	$ 18,777	$ 11,423
Effective tax rate	16%	9%	9%

The income tax provision differs from the federal statutory income tax rate of 21% for 2025 primarily due to a benefit related to the Foreign Derived Intangible Income Deduction ("FDII") of $6.9 million, tax benefits for research and development credits of $7.2 million, and excess tax benefits of share-based compensation of $2.4 million. These benefits were partially offset by non-deductible officer's compensation of $3.1 million. The effective tax rate for the year ended Jan 3, 2026 was impacted by the enactment of the One Big Beautiful Bill Act ("OBBBA") that resulted in less FDII benefit from the prior fiscal year.

The income tax provision differs from the federal statutory income tax rate of 21% for 2024 primarily due to a benefit related to the Foreign Derived Intangible Income Deduction ("FDII") of $17.0 million, tax effect of share-based compensation of $6.9 million, tax benefits for research and development credits of $6.6 million, a decrease to the Company's valuation allowance of $1.8 million, and a one-time benefit of $3.2 million related to the recognition of a tax benefit associated with the lapse of a statute of limitations. These benefits were partially offset by non-deductible officer's compensation of $3.4 million.

The income tax provision differs from the federal statutory income tax rate of 21% for 2023 primarily due to a benefit related to the FDII of $13.0 million, excess benefits related to stock compensation of $3.4 million, tax benefits for research and development credits of $6.4 million, and a one-time benefit of $1.6 million related to the recognition of a tax benefit associated with the lapse of a statute of limitations. These benefits were partially offset by the inclusion of U.S. tax on foreign source income of $0.5 million and non-deductible officer's compensation of $2.3 million, and an increase to the Company's valuation allowance of $2.9 million.

Our future effective income tax rate depends on various factors, such as tax legislation, the geographic composition of our pre-tax income, the amount of our pre-tax income as business activities fluctuate, non-deductible expenses incurred in connection with acquisitions and research and development credits as a percentage of aggregate pre-tax income.

Liquidity and Capital Resources

Our cash, cash equivalents and marketable securities consist of the following:

	Year Ended	
	January 3, 2026	December 28, 2024
	(in thousands)	
Cash and cash equivalents	$ 346,119	$ 212,945
Marketable securities	293,503	639,383
Total cash, cash equivalents and marketable securities	$ 639,622	$ 852,328

Sources and Uses of Cash

A summary of cash provided by (used in) operating, investing, and financing activities is as follows:

	Year Ended		
	January 3, 2026	December 28, 2024	December 30, 2023
	(in thousands)		
Cash provided by operating activities	$ 328,315	$ 245,676	$ 171,973
Cash used in investing activities	$ (121,568)	$ (226,547)	$ (103,387)
Cash used in financing activities	$ (75,150)	$ (35,673)	$ (9,475)

Operating Activities

Cash provided by operating activities during fiscal 2025 was $328.3 million, which reflects net income, adjusted to exclude the effect of non-cash operating charges, of $131.5 million. Significant non-cash operating charges included depreciation, amortization, share-based compensation, provision for inventory valuation and deferred income taxes. Cash provided by operating activities in fiscal 2025 increased compared to fiscal 2024 primarily due to improved cash collections and higher accounts payable balances driven by increased contract manufacturing activity, partially offset by higher cash outflows for income taxes resulting from the timing of payments and the settlement of prior period liabilities, as well as a use of cash in accrued and other liabilities.

Cash provided by operating activities during fiscal 2024 was $245.7 million, which reflects net income, adjusted to exclude the effect of non-cash operating charges, of $290.2 million. Significant non-cash operating charges included depreciation, amortization, share-based compensation, provision for inventory valuation, deferred income taxes and write off of acquired in-process research and development. Cash provided by operating activities in fiscal 2024 increased compared to fiscal 2023 primarily due to higher net income and continued improvements in inventory management.

Our working capital was $1,049.1 million at January 3, 2026 and $1,307.4 million at December 28, 2024.

Investing Activities

We used $121.6 million, $226.5 million and $103.4 million of cash in investing activities in fiscal 2025, 2024 and 2023, respectively. Capital expenditures, net of proceeds in fiscal 2025, 2024 and 2023 were $28.5 million, $31.9 million and $19.8 million. Capital expenditures were primarily for enterprise resource planning systems implementation, investments in facility improvements, demonstration and testing equipment, manufacturing and network equipment. Proceeds from sales and maturities of marketable securities, net of purchases of marketable securities was $351.1 million for fiscal 2025, purchases of marketable securities, net of proceeds from sales and maturities of marketable securities, for fiscal 2024 and 2023 was $167.9 million and $83.6 million, respectively. Net cash paid for acquisitions in fiscal 2025 and 2024 was $436.1 million and $26.8 million, respectively. There were no acquisitions in fiscal 2023.

From time to time, we evaluate whether to acquire new or complementary businesses, products or technologies. We may fund all of or a portion of the price of these investments or acquisitions in cash, stock, or a combination of cash and stock.

Financing Activities

We used $75.1 million, $35.7 million and $9.5 million of cash in financing activities for fiscal 2025, 2024 and 2023, respectively. Purchases of our common stock were $75.0 million, $25.1 million and $3.2 million in fiscal 2025, 2024 and 2023, respectively. Tax withholding payments for vested equity awards, partially offset by proceeds from sales of shares through share-based compensation plans were $0.1 million, $9.9 million and $5.5 million for fiscal 2025, 2024 and 2023, respectively. Payments for contingent consideration for acquired business were $0.7 million and $0.8 million in fiscal 2024 and 2023, respectively. There were no payments of contingent consideration for acquired business in fiscal 2025.

We have a credit agreement with a bank that provides for a variable-rate line of credit that is secured by the marketable securities we have with the bank. We are permitted to borrow up to 70% of the value of eligible securities held at the time the line of credit is accessed, up to a maximum of $100 million. As of January 3, 2026, the available line of credit was approximately $100.0 million with an available interest rate of 4.3%. The credit agreement is available to us until such time that either party terminates the arrangement at its discretion. As of the date of this filing, we have not utilized the line of credit.

Our future capital requirements will depend on many factors, including the timing and amount of our revenue and our investment decisions, which will affect our ability to generate additional cash. We expect that our existing cash, cash equivalents, marketable securities and availability under our line of credit will be sufficient to meet our anticipated cash requirements for working capital, capital expenditures and other cash needs for the next 12 months following the filing of this Form 10-K. Thereafter, if cash generated from operations and financing activities is insufficient to satisfy our working capital requirements, we may seek additional funding through bank borrowings, sales of securities or other means. In addition, a reduction in or volatility with respect to our stock price or a general market downturn could materially impact our ability to sell securities on favorable terms or at all. There can be no assurance that we will be able to raise any such capital on terms acceptable to us or at all.

Contractual Obligations

The following table summarizes our significant contractual obligations at January 3, 2026, and the effect such obligations are expected to have on our liquidity and cash flows in future periods. We are currently unable to provide a reasonably reliable estimate of the amount or periods when cash settlement of this liability may occur.

	Payments due by period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
			(in thousands)		
Operating lease obligations	$ 19,770	$ 7,080	$ 8,434	$ 3,596	$ 660
Purchase obligations [1]	256,414	248,091	8,323	—	—
Total	$ 276,184	$ 255,171	$ 16,757	$ 3,596	$ 660

[1] Represents our agreements to purchase goods and services consisting of outstanding purchase orders for goods and services.

Critical Accounting Estimates

Management's discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements included in this Form 10-K, which have been prepared in accordance with accounting principles generally accepted in the United States. Note 2 of Notes to Consolidated Financial Statements describes the significant accounting policies used in the preparation of the consolidated financial statements. Certain of these significant accounting policies are considered to be critical accounting policies and involve critical accounting estimates. We review the accounting policies we use in reporting our financial results on a regular basis. The preparation of the financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, accounts receivable, inventories, business acquisitions, intangible assets, share-based payments, income taxes and warranty obligations. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Results may differ from these estimates due to actual outcomes being different from those on which we based our assumptions. These estimates and judgments are regularly reviewed by management on an ongoing basis at the end of each quarter prior to the public release of our financial results.

Management believes that the following are critical accounting estimates:

Revenue Recognition. Revenue is recognized when control of the promised goods or services are transferred to our customers in an amount that reflects the consideration we expect to be entitled to receive in exchange for those goods or services. We account for a contract when it has approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is probable.

Contracts with customers may include multiple performance obligations. For such arrangements, we allocate revenue to each performance obligation based on its relative standalone selling price. We generally determine standalone selling prices based on the prices charged to customers or the expected cost-plus margin.

Revenue from systems is recognized when we transfer control of the product to our customer. To indicate transfer of control, we must have a present right to payment, legal title must have passed to the customer and the customer must have the significant risks and rewards of ownership. We generally transfer control for system sales when the customer or the customer's agent picks up the system at our facility. We provide an assurance warranty on our systems for a period of twelve to fourteen months against defects in material and workmanship. We provide for the estimated cost of product warranties at the time revenue is recognized.

Depending on the terms of the systems arrangement, we may also defer the recognition of a portion of the consideration expected to be received because we have to satisfy a future obligation (e.g., installation and extended warranties). We use an observable price to determine the standalone selling price for separate performance obligations or a cost-plus margin approach when one is not available.

Revenue from software licenses, which is primarily sold without systems, is recognized upfront at the point in time when the software is made available to the customer. Software licenses provide the customer with limited rights to use the software. Revenue from licensing support and maintenance is recognized as the support and maintenance are provided, which is over the contract period.

Revenue from parts is recognized when we transfer control of the product, which typically occurs when we ship the product from our facilities to the customer.

Revenue from services primarily consists of service contracts, which provide additional maintenance coverage beyond our assurance warranty on our products, service labor, consulting and training. Revenue from service contracts is recognized ratably over the term of the service contract. Revenue from service labor and consulting is recognized as services are performed.

We record contract liabilities when the customer has been billed in advance of completing our performance obligations. These amounts are recorded as deferred revenue in the Consolidated Balance Sheets.

Business combinations. We account for business combinations under the acquisition method of accounting, which requires us to recognize separately from goodwill the assets acquired, and the liabilities assumed at their acquisition date fair values. While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, our estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, we record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recognized in our consolidated statements of operations. Accounting for business combinations requires our management to make significant estimates and assumptions, especially at the acquisition date including our estimates for intangible assets, contractual obligations assumed, restructuring liabilities, pre-acquisition contingencies, and contingent consideration, where applicable. Although we believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they are based, in part, on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Estimates in valuing certain acquired intangible assets under the income approach include growth in future expected cash flows from product sales, acquired technologies, technology obsolescence rates, estimated cash flows from the projects when completed and discount rates. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

Inventory Valuation. Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less predictable costs of completion, disposal and transportation. Cost is generally determined on a first-in, first-out basis, and includes material, labor and manufacturing overhead costs. We review and set standard costs as needed, but at a minimum, on an annual basis, at current manufacturing costs in order to approximate actual costs. We maintain reserves for our excess and obsolete inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future product lifecycles, product demand and market conditions. If actual product lifecycles, product demand and market conditions are less favorable than those originally projected by management, additional inventory write-downs may be required.

Indefinite-Lived and Long-Lived Assets. Goodwill is tested for impairment during the fourth quarter, or whenever events or circumstances indicate that its carrying value may not be recoverable. Goodwill impairment is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. Goodwill is reviewed for impairment using either a qualitative assessment or a quantitative goodwill impairment test. If the Company chooses to perform a qualitative assessment and determine the fair value more likely than not exceeds the carrying value, no further evaluation is necessary. When the Company performs the quantitative goodwill impairment test, it compares fair value to carrying value, which includes goodwill. If fair value exceeds carrying value, the goodwill is not considered impaired. If the carrying value is higher than the fair value, the difference would be recognized as an impairment loss.

For other long-lived assets, we periodically review long-lived assets, other than goodwill, for impairment whenever changes in events or circumstances indicate that the carrying amount of an asset may not be recoverable. Assumptions and estimates used in the determination of impairment losses, such as future cash flows and disposition costs, may affect the carrying value of long-lived assets and the impairment of such long-lived assets, if any, could have a material effect on our consolidated financial statements.

Income Taxes. As part of the process of preparing our consolidated financial statements, we are required to estimate our current tax exposure together with our temporary differences resulting from differing treatment of items for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance. Management judgment is required in determining our provision for income taxes and any valuation allowance recorded against our deferred tax assets. The need for a valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred taxes will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to adjust the valuation allowance, which could materially impact our financial position and results of operations.

We recognize liabilities for uncertain tax positions based on a two-step process. The first step requires us to determine if the weight of available evidence indicates that the tax position has met the threshold for recognition; therefore, we must evaluate whether it is more likely than not that the position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step requires us to measure the tax benefit of the tax position taken, or expected to be taken, in an income tax return as the largest amount that is more than 50% likely of being realized when effectively settled. This measurement step is inherently difficult and requires subjective estimations of such amounts to determine the probability of various possible outcomes. We reevaluate the uncertain tax positions each quarter based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues, and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an additional charge to the tax provision in the period.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate and Credit Market Risk

We are exposed to changes in interest rates and market liquidity including our investments in certain available-for-sale securities. Our available-for-sale securities consist of fixed and variable rate income investments, such as municipal notes, municipal bonds and corporate bonds. We continually monitor our exposure to changes in interest rates, market liquidity and credit ratings of issuers for our available-for-sale securities. It is possible that we are at risk if interest rates, market liquidity or credit ratings of issuers change in an unfavorable direction. The magnitude of any gain or loss will be a function of the difference between the fixed or variable rate of the financial instrument and the market rate, and our financial condition and results of operations could be materially affected. Based on a sensitivity analysis performed on our financial investments held as of January 3, 2026, a hypothetical increase of 100 basis points in interest rates would result in a decrease of $1.7 million in the fair value of our available-for-sale debt securities and would not have a material impact on our consolidated financial position, results of operations or cash flows.

Foreign Currency Risk

We enter into foreign currency forward contracts to minimize the short-term impact of exchange rate fluctuations on certain foreign currency denominated monetary assets and liabilities, primarily cash and intercompany receivables and payables. In addition, we hedge certain anticipated foreign currency cash flows, primarily on revenues denominated in Japanese yen. These forward contracts are not designated as accounting hedges, so the change in fair value of the forward exchange contracts is recognized under the caption "Other expense, net" in the Consolidated Statements of Operations for each reporting period. As of January 3, 2026, and December 28, 2024, we had sixteen and fifty-six outstanding forward contracts, respectively, with a total notional contract value of $47.4 million and $45.9 million, respectively. We do not use derivative financial instruments for trading or speculative purposes.

Item 8. Financial Statements and Supplementary Data.

The consolidated financial statements and related information required by this Item are set forth on the pages indicated in Item 15(a) of this Form 10-K.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified in SEC rules and forms. These controls and procedures are also designed to ensure that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating disclosure controls and procedures, we have recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Management is required to apply judgment in evaluating its controls and procedures.

We performed an evaluation under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, to assess the effectiveness of the design and operation of our disclosure controls and procedures under the Exchange Act as of January 3, 2026. Based on that evaluation, our management, including our principal executive officer and principal financial officer, concluded that our disclosure controls and procedures were effective as of January 3, 2026 at the reasonable assurance level.

In accordance with the SEC's published guidance, because the acquisition of Semilab closed in the fourth quarter of the year ended January 3, 2026, we did not have sufficient time to fully incorporate Semilab into our internal control over financial reporting. Therefore, we excluded Semilab from the evaluation of disclosure controls and procedures and the effectiveness of our internal control over financial reporting as of January 3, 2026.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). As part of this evaluation, management considered the implementation of the Company's new enterprise resource planning (ERP) system completed during the third quarter of fiscal 2025, which was previously disclosed in our Form 10‑Q for that period. The implementation resulted in modifications to certain processes and related internal controls, and these changes were evaluated and incorporated into management's assessment of internal control over financial reporting as of year‑end. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of January 3, 2026.

In accordance with the SEC's published guidance, management excluded Semilab from its evaluation of the effectiveness of the Company's internal control over financial reporting as of January 3, 2026. Semilab constituted 3% of total assets, excluding goodwill and intangibles, as of January 3, 2026 and 1% of revenue for the year then ended.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may be circumvented or deteriorate.

Attestation Report of the Registered Public Accounting Firm

Our consolidated financial statements as of and for the year ended January 3, 2026 have been audited by Ernst & Young LLP, our independent registered public accounting firm, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP has also audited our internal control over financial reporting as of January 3, 2026, as stated in its attestation report included elsewhere in this Form 10-K.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during our fiscal quarter ended January 3, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Fiscal Year Change

On February 18, 2026, the Board of Directors changed the Company's fiscal year-end from a 52-53 week fiscal year ending on the Saturday closest to December 31 to a December 31 fiscal year-end. The Company will make the fiscal year change on a prospective basis and will not adjust operating results for prior periods. Additionally, the Company will adopt calendar quarter fiscal period ends commencing with the first quarter ending March 31, 2026. Per SEC guidance, the Company's change from a 52-53 week fiscal year to a December 31 fiscal year-end is not deemed a change in fiscal year-end for purposes of reporting subject to Rule 13a-10 or 15d-10 of the Exchange Act. Accordingly, the Company is not required to file a transition report.

Rule 10b5-1 Plan Elections

During the fiscal quarter ended January 3, 2026, none of our directors or officers (as defined in Rule 16a-1 under the Exchange Act) adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 105b-1 trading arrangement" (as those terms are defined in Item 408 of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Certain information required by Part III is omitted from this Form 10-K because we expect to file a definitive proxy statement within one hundred twenty (120) days after the end of our fiscal year pursuant to Regulation 14A (the "Proxy Statement") for our Annual Meeting of Stockholders currently scheduled for May 20, 2026, and such information included in the Proxy Statement is incorporated herein by reference, as specified below.

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this Item with respect to directors and executive officers is incorporated by reference to the information under the headings "Proposal 1: Election of Directors," "Executive Officer Biographies" and "Corporate Governance Principles and Practices" in the Proxy Statement. Information regarding compliance with Section 16 of the Exchange Act is incorporated by reference to the information under the heading "Delinquent Section 16(a) Reports" in the Proxy Statement, if any.

Code of Business Conduct and Ethics. We have adopted a code of business conduct and ethics that applies to our principal executive officer, principal financial officer and controller. This code of business conduct and ethics is posted on our internet website address at http://investors.ontoinnovation.com. We will post on our website any amendment to or waiver from a provision of our code of business conduct and ethics as may be required, and within the time period specified, by applicable SEC rules.

We have adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by our directors, officers and employees that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and any applicable listing standards. We have filed a copy of our insider trading policy as Exhibit 19 to this Form 10-K.

Item 11. Executive Compensation.

The information required by this Item is incorporated by reference to the information under the headings "Executive Officer Compensation," "Compensation of Directors," "Executive Officer Compensation Tables," "Compensation Committee Report on Executive Officer Compensation," "Stock Ownership/Retention Guidelines for Directors" and "Compensation Committee Interlocks and Insider Participation" in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this Item is incorporated by reference to the information under the headings "Security Ownership of Certain Beneficial Owners" and "Equity Compensation Plan Information" in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this Item is incorporated by reference to the information under the headings "Related Persons Transaction Policy" and "Board Independence" in the Proxy Statement.

Item 14. Principal Accountant Fees and Services.

The information required by this Item is incorporated by reference to the information under the heading "Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm" in the Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a)   The following documents are filed as part of this Form 10-K:

1.   Financial Statements

The consolidated financial statements and consolidated financial statement information required by this Item are included on pages F-1 through F-9 of this report. The Reports of Independent Registered Public Accounting Firm appear on pages F-1 through F-3 of this report.

2.   Financial Statement Schedule

See Index to financial statements on page 47 of this report.

3.   Exhibits

Exhibits are as set forth in the "Exhibit Index" provided below. Where so indicated, exhibits that were previously filed are incorporated by reference.

Exhibit No.	Exhibit Description	Form	File Number	Date of First Filing	Exhibit No./Appendix Reference
2.1^	Equity Purchase Agreement, dated as of June 27, 2025, by and among Onto Innovation Inc., Semilab USA LLC, Semilab International Zrt. and Semilab Zrt.	8-K	001-39110	June 30, 2025	2.1
2.2^	Amendment to Equity Purchase Agreement, dated as of October 9, 2025, by and among Onto Innovation Inc., Semilab USA LLC, Semilab International Zrt. and Semilab Zrt.	8-K	001-39110	October 10, 2025	2.1
3.1	Amended and Restated Certificate of Incorporation of Onto Innovation Inc.	8-K	001-39110	October 28, 2019	3.2
3.2	Amended and Restated Bylaws of Onto Innovation Inc.	8-K	001-39110	January 27, 2020	3.1
4.1	Form of Common Stock Certificate	10-K	001-39110	February 25, 2020	4.2
4.2	Description of Securities	10-K	001-39110	February 25, 2020	4.1
10.1*	Onto Innovation Inc. 2020 Stock Plan, as amended and restated	10-Q	001-39110	August 8, 2024	10.1
10.2*	Form of Employee Stock Option Agreement for usage under the Onto Innovation Inc. 2020 Stock Plan, as amended and restated	10-K	001-39110	February 25, 2025	10.2
10.3*	Form of Director Stock Option Agreement for usage under the Onto Innovation Inc. 2020 Stock Plan, as amended and restated	10-K	001-39110	February 25, 2025	10.3
10.4*+	Form of Executive Restricted Stock Unit Grant Agreement for usage under the Onto Innovation Inc. 2020 Stock Plan, as amended and restated	-	-	-	-
10.5*+	Form of Executive Performance Stock Unit Grant Agreement for usage under the Onto Innovation Inc. 2020 Stock Plan, as amended and restated	-	-	-	-
10.6*+	Form of Employee Restricted Stock Unit Agreement for usage under the Onto Innovation Inc. 2020 Stock Plan, as amended and restated	-	-	-	-
10.7*	Form of Director Restricted Stock Unit Purchase Agreement for usage under the Onto Innovation Inc. 2020 Stock Plan, as amended and restated	10-K	001-39110	February 26, 2024	10.7
10.8*+	Form of Employee Performance Stock Unit Purchase Agreement for usage under the Onto Innovation Inc. 2020 Stock Plan, as amended and restated	-	-	-	-
10.9*	Form of Employee Incentive Restricted Stock Unit Purchase Agreement for usage under the Onto Innovation Inc. 2020 Stock Plan, as amended and restated	10-Q	001-39110	November 4, 2021	10.1

Exhibit No.	Exhibit Description	Form	File Number	Date of First Filing	Exhibit No./Appendix Reference
10.10*	Onto Innovation Inc. 2020 Employee Stock Purchase Plan	S-8	333-238492	May 19, 2020	10.2
10.11*	Onto Innovation Nonqualified Deferred Compensation Plan	8-K	001-39110	November 21, 2025	10.1
10.12*	Onto Innovation Nonqualified Deferred Compensation Plan Adoption Agreement	8-K	001-39110	November 21, 2025	10.2
10.13*	Form of Onto Innovation Inc. Indemnification Agreement	8-K	001-39110	September 13, 2021	10.1
10.14*	Employment Agreement, dated as of September 15, 2023, by and between Onto Innovation Inc. and Michael P. Plisinski* incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on September 15, 2023 (File No. 001-39110).	8-K	001-39110	September 15, 2023	10.1
10.15*	Offer Letter to Yoon Ah E. Oh, dated October 4, 2021, by and between Yoon Ah E. Oh and Onto Innovation Inc.	10-Q	001-39110	May 3, 2022	10.1
10.16*	Offer Letter to Mark Slicer, dated April 1, 2022, by and between Mark Slicer and Onto Innovation Inc.	8-K	001-39110	May 17, 2022	10.1
10.17*	Separation Agreement between Onto Innovation and Mark Slider, dated July 9, 2025	8-K/A	001-39110	July 11, 2025	10.1
10.18*	Offer Letter to Ramil Yaldaei, dated April 25, 2023, by and between Ramil Yaldaei and Onto Innovation Inc.	10-K	001-39110	February 25, 2025	10.15
10.19	Employment Agreement between Onto Innovation Inc. and Brian Roberts, effective as of June 16, 2025	8-K	001-39110	June 16, 2025	10.1
10.20*	Offer Letter to Srinivas Vedula, dated August 30, 2021	10-K	001-39110	February 25, 2025	10.16
10.21*	Form of Executive Change in Control Agreement	10-K	001-39110	February 24, 2023	10.13
19+	Onto Innovation Inc. Insider Trading Policy	-	-	-	-
21.1+	Subsidiaries.	-	-	-	-
23.1+	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.	-	-	-	-
31.1+	Rule 13a-14(a) Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	-	-	-	-
31.2+	Rule 13a-14(a) Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	-	-	-	-
32.1+	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	-	-	-	-
32.2+	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	-	-	-	-
97	Onto Innovation Inc. Incentive Compensation Recovery Policy	10-K	001-39110	February 26, 2024	97
101.INS	Inline XBRL Instance Document				
101.SCH	Inline XBRL Taxonomy Extension Schema Document				

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted in inline XBRL and contained in Exhibit 101)
*	Management contract, compensatory plan or arrangement.
^	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
+	Filed herewith

Item 16. Form 10-K Summary.

None

ONTO INNOVATION INC.

**INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND
FINANCIAL STATEMENT SCHEDULE**

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Onto Innovation Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Onto Innovation Inc. (the Company) as of January 3, 2026 and December 28, 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended January 3, 2026, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 3, 2026 and December 28, 2024, and the results of its operations and its cash flows for each of the three years in the period ended January 3, 2026, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 3, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 24, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosure to which they relate.

Reserve for Excess and Obsolete Inventory

Description of the Matter

As described in Notes 2 and 8 to the consolidated financial statements, the Company records inventory net of a reserve for excess and obsolete inventory resulting in net inventories of $298.3 million as of January 3, 2026. The valuation of certain of the Company's inventory is subject to risks associated with supply and demand. As described in Note 2 to the consolidated financial statements, the Company maintains reserves for excess and obsolete inventory equal to the difference between the cost of inventory and its estimated net realizable value based upon assumptions about historical and future demand for the Company's products and market conditions.

Auditing management's estimate of the excess and obsolete inventory reserve was subjective and required significant judgment as the excess and obsolete inventory reserve is sensitive to changes in the Company's operations and assumptions used to estimate the reserve including management's assumptions with regards to product life-cycles, product demand and market conditions, which includes historical usage, expected future usage, on-hand quantities of individual materials, and anticipated engineering design changes or advancements.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's excess and obsolete inventory reserve process, including those over the validity and reasonableness of the data and assumptions used in estimating the excess and obsolete inventory reserve.

To test the adequacy of the Company's excess and obsolete inventory reserve, we performed audit procedures that included, among others, assessing methodologies and assumptions used, testing the completeness and accuracy of the underlying data used by management in its analysis including the usage of historical materials, considering potential product obsolescence, observing physical inventory on-hand and inspecting historical gross margins to assess whether any items are being sold at a loss or lower margins that may need to be included in the reserve. We assessed the historical accuracy of management's estimated excess and obsolete inventory reserve and performed sensitivity analyses to evaluate changes in the estimate that result from changes in the Company's significant assumptions.

Valuation of Developed Technology and Customer Relationship intangible assets in the Acquisition of Semilab USA LLC

Description of the Matter

As described in Note 3 to the consolidated financial statements, the Company completed the acquisition of Semilab USA LLC for a total purchase price of $526.6 million during the fiscal year 2025. The acquisition was accounted for as a business combination in accordance with Accounting Standards Codification (ASC) 805, Business Combination.

Auditing the Company's accounting for the acquisition was complex due to the estimation uncertainty in the Company's determination of the fair value of certain identified intangible assets, which primarily consisted of developed technology and customer relationships. The estimation uncertainty was primarily due to the sensitivity of the respective fair values to underlying assumptions about the future performance of the acquired business. The Company used the multi-period excess earnings method to value the customer relationship intangible assets and the relief from royalty method to value the developed technology intangible assets. The assumptions used to estimate the value of these intangible assets included, among others, revenue, revenue growth rates, customer attrition rates, royalty rates, and discount rates. These assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process for determining fair value of the identifiable intangible assets. We tested management's review controls over the significant assumptions described above along with the completeness and accuracy of the data used in the fair value estimates.

To test the estimated fair value of the acquired customer relationships and developed technology assets, we performed audit procedures that included, among others, assessing the valuation methodologies used, evaluating the assumptions discussed above, and testing the completeness and accuracy of the underlying data used by management to support the assumptions and estimates used in its analysis. To evaluate the forecasted revenue and revenue growth rates, we performed procedures including consideration of current industry and economic trends, review of the acquired business's historic financial performance and comparison to guideline public company forecasts. To evaluate the customer attrition rate, we performed procedures to understand the acquired business's historic customer attrition trends and to test the historical data used by management. We involved our valuation specialists to assist in our evaluation of the valuation methodologies used by the Company and certain significant assumptions, including the discount rate and attrition rate used to value the customer relationship intangible asset and the discount rate and royalty rates used to value the developed technology intangible assets. We also performed a sensitivity analysis of each assumption to evaluate the change in the estimated fair value of the customer relationships and developed technology intangible assets resulting from changes in the assumptions.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2008.

Iselin, New Jersey

February 24, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Onto Innovation Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Onto Innovation Inc.'s internal control over financial reporting as of January 3, 2026, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Onto Innovation Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of January 3, 2026, based on the COSO criteria.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Semilab USA LLC, which is included in the 2025 consolidated financial statements of the Company and constituted 3% of total assets, excluding goodwill and intangibles, as of January 3, 2026 and 1% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Semilab USA LLC.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of January 3, 2026 and December 28, 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended January 3, 2026, and the related notes and financial statement schedule listed in the Index at Item 15(a) and our report dated February 24, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
Iselin, New Jersey

February 24, 2026

ONTO INNOVATION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Year Ended		
	January 3, 2026	December 28, 2024	December 30, 2023
Revenue	$ 1,005,263	$ 987,321	$ 815,868
Cost of revenue	505,493	472,013	395,614
Gross profit	499,770	515,308	420,254
Operating expenses:			
Research and development	131,978	113,860	104,442
Sales and marketing	69,955	76,044	61,765
General and administrative	107,077	79,855	79,575
Amortization	39,409	49,437	54,822
Restructuring and other	18,424	9,009	3,572
Total operating expenses	366,843	328,205	304,176
Operating income	132,927	187,103	116,078
Interest income, net	34,971	33,489	20,356
Other expense, net	(4,996)	(145)	(3,852)
Income before provision for income taxes	162,902	220,447	132,582
Provision for income taxes	26,143	18,777	11,423
Net income	$ 136,759	$ 201,670	$ 121,159
Earnings per share:			
Basic	$ 2.78	$ 4.09	$ 2.47
Diluted	$ 2.78	$ 4.06	$ 2.46
Weighted average number of shares outstanding:			
Basic	49,123	49,343	48,971
Diluted	49,273	49,660	49,318

The accompanying notes are an integral part of these consolidated financial statements.

ONTO INNOVATION INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended		
	January 3, 2026	December 28, 2024	December 30, 2023
Net income	$ 136,759	$ 201,670	$ 121,159
Other comprehensive income (loss), net of tax:			
Change in net unrealized gains (losses) on available-for-sale marketable securities	357	(137)	3,660
Change in currency translation adjustments	3,485	(5,827)	(1,549)
Total other comprehensive income (loss), net of tax	3,842	(5,964)	2,111
Total comprehensive income	$ 140,601	$ 195,706	$ 123,270

The accompanying notes are an integral part of these consolidated financial statements.

ONTO INNOVATION INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

	January 3, 2026	December 28, 2024
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 346,119	$ 212,945
Marketable securities	293,503	639,383
Accounts receivable, less allowance of $2,462 at January 03, 2026 and $2,585 at December 28, 2024	268,932	308,142
Inventories	298,264	286,979
Prepaid expenses and other current assets	61,217	30,073
Total current assets	1,268,035	1,477,522
Property, plant and equipment, net	127,184	123,868
Goodwill	644,015	329,980
Identifiable intangible assets, net	298,098	127,457
Deferred income taxes	3,864	42,811
Other assets	26,545	15,453
Total assets	$ 2,367,741	$ 2,117,091
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 107,685	$ 56,261
Accrued liabilities	48,544	49,974
Deferred revenue	31,781	33,828
Other current liabilities	30,936	30,026
Total current liabilities	218,946	170,089
Deferred and other tax liabilities	20,401	4
Other non-current liabilities	27,747	21,116
Total liabilities	267,094	191,209
Commitments and contingencies (Note 9)		
Stockholders' equity:		
Preferred stock, $0.001 par value, 3,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.001 par value, 97,000 shares authorized, 49,702 and 49,238 issued and outstanding at January 3, 2026 and December 28, 2024, respectively.	50	49
Additional paid-in capital	1,366,833	1,275,146
Accumulated other comprehensive loss	(10,021)	(13,863)
Accumulated earnings	743,785	664,550
Total stockholders' equity	2,100,647	1,925,882
Total liabilities and stockholders' equity	$ 2,367,741	$ 2,117,091

The accompanying notes are an integral part of these consolidated financial statements.

ONTO INNOVATION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

		Year Ended	
	January 3, 2026	December 28, 2024	December 30, 2023
Cash flows from operating activities:			
Net income	$ 136,759	$ 201,670	$ 121,159
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:			
Depreciation	21,030	12,872	12,390
Accretion of discount on marketable securities	(4,734)	(7,202)	(4,762)
Amortization of intangibles	39,409	49,437	54,822
Share-based compensation	27,617	28,577	25,513
Write-off of acquired in-process research and development	—	4,168	—
Provision for inventory valuation	26,489	19,187	10,015
Deferred income taxes	12,866	(26,476)	(22,429)
Other, net	8,821	722	2,991
Change in operating assets and liabilities, net of effects of business acquired:			
Accounts receivable	53,783	(83,685)	12,151
Income taxes	(20,160)	3,109	1,798
Inventories	(3,029)	19,943	(16,462)
Prepaid expenses and other assets	(2,378)	9,295	(9,251)
Accounts payable	50,937	6,225	(4,681)
Accrued and other liabilities	(19,095)	7,834	(11,281)
Net cash and cash equivalents provided by operating activities	328,315	245,676	171,973
Cash flows from investing activities:			
Purchases of marketable securities	(475,805)	(708,707)	(480,458)
Proceeds from maturities and sales of marketable securities	826,874	540,824	396,844
Purchases of property, plant and equipment	(28,513)	(31,903)	(22,573)
Purchases of non-marketable equity securities	(8,000)	—	—
Proceeds from sale of property, plant and equipment	—	—	2,800
Acquisitions, net of cash acquired	(436,124)	(26,761)	—
Net cash and cash equivalents used in investing activities	(121,568)	(226,547)	(103,387)
Cash flows from financing activities:			
Purchases of common stock	(75,015)	(25,069)	(3,197)
Tax payments related to shares withheld for share-based compensation plans	(13,534)	(19,045)	(10,762)
Payment of contingent consideration for acquired business	—	(737)	(801)
Issuance of shares through share-based compensation plans	13,399	9,178	5,285
Net cash and cash equivalents used in financing activities	(75,150)	(35,673)	(9,475)
Effect of exchange rate changes on cash and cash equivalents	1,577	(4,019)	(1,476)
Net increase in cash and cash equivalents	133,174	(20,563)	57,635
Cash and cash equivalents at beginning of year	212,945	233,508	175,872
Cash and cash equivalents at end of year	$ 346,119	$ 212,945	$ 233,508
Supplemental disclosure of cash flow information:			
Income taxes paid, net	$ 36,039	$ 35,505	$ 34,104
Supplemental noncash investing and financing activities:			
Issuance of shares for acquisition	$ 81,697	$ —	$ —

The accompanying notes are an integral part of these consolidated financial statements.

ONTO INNOVATION INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended January 3, 2026,
December 28, 2024 and December 30, 2023
(In thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Earnings	Total
	Shares	Amount				
Balance at December 31, 2022.......	48,684	$ 49	$ 1,243,631	$ (10,010)	$ 362,756	$ 1,596,426
Issuance of shares through share-based compensation plans, net.	573	—	5,285	—	—	5,285
Repurchase of common stock.....	(46)	—	(1,638)	—	(1,559)	(3,197)
Net income.................................	—	—	—	—	121,159	121,159
Share-based compensation	—	—	25,513	—	—	25,513
Share-based compensation plan withholdings	(125)	—	(10,762)	—	—	(10,762)
Currency translation	—	—	—	(1,549)	—	(1,549)
Unrealized gain on investments..	—	—	—	3,660	—	3,660
Balance at December 30, 2023.......	49,086	$ 49	$ 1,262,029	$ (7,899)	$ 482,356	$ 1,736,535
Issuance of shares through share-based compensation plans, net.	411	—	9,178	—	—	9,178
Repurchase of common stock.....	(157)	—	(5,593)	—	(19,476)	(25,069)
Net income.................................	—	—	—	—	201,670	201,670
Share-based compensation	—	—	28,577	—	—	28,577
Share-based compensation plan withholdings	(102)	—	(19,045)	—	—	(19,045)
Currency translation	—	—	—	(5,827)	—	(5,827)
Unrealized loss on investments ..	—	—	—	(137)	—	(137)
Balance at December 28, 2024.......	49,238	$ 49	$ 1,275,146	$ (13,863)	$ 664,550	$ 1,925,882
Issuance of shares through share-based compensation plans, net.	409	—	13,399	—	—	13,399
Repurchase of common stock.....	(492)	—	(17,491)	—	(57,524)	(75,015)
Net income.................................	—	—	—	—	136,759	136,759
Share-based compensation	—	—	27,617	—	—	27,617
Share-based compensation plan withholdings	(95)	—	(13,534)	—	—	(13,534)
Purchase of a business................	642	1	81,696	—	—	81,697
Currency translation	—	—	—	3,485	—	3,485
Unrealized gain on investments..	—	—	—	357	—	357
Balance at January 3, 2026.............	49,702	$ 50	$ 1,366,833	$ (10,021)	$ 743,785	$ 2,100,647

The accompanying notes are an integral part of these consolidated financial statements

ONTO INNOVATION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Nature of Operations:

Onto Innovation Inc. ("Onto Innovation" or the "Company") is a worldwide leader in the design, development, manufacture and support of process control tools that perform macro-defect inspection and metrology, lithography systems, and process control analytical software used by semiconductor and advanced packaging device manufacturers. The Company delivers comprehensive solutions throughout the semiconductor fabrication process with our families of proprietary products that provide critical yield-enhancing information, enabling microelectronic device manufacturers to drive down costs and time to market of their devices. The Company provides process and yield management solutions used in both wafer processing facilities, often referred to as "front-end" manufacturing, and in device packaging and test facilities, commonly referred to as "back-end" manufacturing. The Company's advanced process control software portfolio includes powerful solutions for standalone tools, groups of tools, or factory-wide suites to enhance productivity and achieve significant cost savings. Onto Innovation's systems are backed by worldwide customer service and applications support. The Company has branch sales and service offices or subsidiaries in Korea, Japan, China, Taiwan, Singapore, Malaysia, Vietnam and in several countries in Europe. The Company operates in a single reportable segment and is a provider of process characterization equipment and software for wafer fabs and advanced packaging facilities.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Principles of Consolidation. The consolidated financial statements reflect the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated. The Company has prepared these consolidated financial statements in conformity with generally accepted accounting principles in the U.S. ("GAAP").

Fiscal Year. Through fiscal 2025, the Company operated on a 52- or 53-week fiscal year ending on the Saturday closest to December 31. The fiscal year of 2025 was a 53-week fiscal year that began on December 29, 2024 and ended January 3, 2026. The fiscal year of 2024 was a 52-week fiscal year that began on December 31, 2023 and ended December 28, 2024. The fiscal year of 2023 was a 52-week fiscal year that began on January 1, 2023 and ended December 30, 2023. On February 18, 2026, the Board of Directors changed the Company's fiscal year from a 52-53 week fiscal year ending on the Saturday closest to December 31 to a December 31 fiscal year-end beginning with the fiscal year ending on December 31, 2026

Segment Reporting. The Company is organized and operates as one reportable segment, the design, development, manufacture and support of high-performance control metrology, defect inspection, lithography and data analysis systems used by microelectronics device manufacturers. The Company's chief operating decision maker, the Chief Executive Officer, reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance.

For additional information on the Company's segment reporting, see Note 15 of Notes to the Consolidated Financial Statements.

Revenue Recognition. Revenue is recognized when control of the promised goods or services is transferred to the Company's customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those goods or services. The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties and payment terms are identified, the contract has commercial substance and collectability of consideration is reasonably assured.

The Company accounts for shipping and handling activities as the fulfillment of a promise to transfer goods to the customer and therefore records these activities under the caption "Cost of revenue." Sales tax and any other taxes collected concurrent with revenue producing activities are excluded from revenue. Incidental items that are immaterial in the context of the contract are recognized as expense.

Contracts with customers may include multiple performance obligations. For such arrangements, the Company allocates revenue to each performance obligation based on its relative standalone selling price. The Company generally determines standalone selling prices based on the prices charged to customers or the expected cost-plus margin.

Systems and Software Revenue

Revenue from systems is recognized when the Company transfers control of the product to the customer. To indicate transfer of control, the Company must have a present right to payment, legal title must have passed to the customer and the customer must bear the significant risks and rewards of ownership. The Company generally transfers control for system sales when the customer or the customer's agent picks up the system at the Company's facility. The Company provides an

assurance warranty on its systems for a period of twelve to fourteen months against defects in material and workmanship. The Company provides for the estimated cost of product warranties at the time revenue is recognized.

Depending on the terms of the systems arrangement, the Company may also defer the recognition of a portion of the consideration expected to be received because the Company has to satisfy a future obligation (e.g., installation and extended warranties). The Company uses an observable price to determine the standalone selling price for separate performance obligations or a cost-plus margin approach when one is not available.

Revenue from software licenses provides the customer with a right to use the software as it exists when made available to the customer. Revenue from software licenses, which is primarily sold with our systems, is recognized upfront at the point in time when the software is made available to the customer. Revenue from licensing support and maintenance is recognized as the support and maintenance are provided, which is over the contract period.

Parts Revenue

Revenue from parts is recognized when the Company transfers control of the product, which typically occurs when the Company ships the product from its facilities to the customer.

Services Revenue

Revenue from services primarily consists of service contracts, which provide additional maintenance coverage beyond the Company's assurance warranty on its products, service labor, consulting and training. Revenue from service contracts is recognized ratably over the term of the service contract. Revenue from service labor and consulting is recognized as services are performed. Revenue from installation services is recognized at a point in time when installation is complete.

Practical Expedients

The Company generally expenses sales commissions when incurred because the amortization period is one year or less. These costs are recorded within selling, general and administrative expenses.

The Company applies the practical expedient outlined in ASC 606-40-32-18 which allows the company not to adjust promised consideration for the effects of a significant financing component if the payment terms are one year or less.

The Company does not disclose the value of remaining performance obligations for contracts with an original expected length of one year or less and contracts for which the Company recognizes revenue in the amount to which it has the right to invoice.

For additional information on the Company's revenue recognition, see Note 10 of Notes to the Consolidated Financial Statements.

Business Combinations. The Company accounts for business combinations under the acquisition method of accounting, which requires the Company to recognize separately from goodwill the assets acquired, and the liabilities assumed at their acquisition date fair values. While the Company uses its best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date as well as contingent consideration, where applicable, the Company's estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company records adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recognized in its consolidated statements of operations. Accounting for business combinations requires the Company's management to make significant estimates and assumptions, especially at the acquisition date including its estimates for intangible assets, contractual obligations assumed, restructuring liabilities, pre-acquisition contingencies, and contingent consideration, where applicable. Although the Company believes the assumptions and estimates it has made in the past have been reasonable and appropriate, they are based, in part, on historical experience and information obtained from the management of the acquired companies and are inherently uncertain. Estimates in valuing certain acquired intangible assets under the income approach include growth in future expected cash flows from product sales, acquired technologies, technology obsolescence rates, estimated cash flows from the projects when completed and discount rates. Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

For additional information on the Company's business combinations, see Note 3 of these Notes to the Consolidated Financial Statements.

Use of Estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates made by management include the allowance for credit losses, excess and obsolete inventory, fair value of assets acquired and liabilities assumed in a business combination, recoverability and useful lives of property, plant and equipment and identifiable intangible assets, recoverability of goodwill, recoverability of deferred tax assets, liabilities for product warranty, contingencies, including litigation reserves and share-based payments and liabilities for tax uncertainties. Actual results could differ from those estimates.

These estimates and assumptions are based on historical experience and on various other factors which the Company believes to be reasonable under the circumstances. The Company may engage third-party valuation specialists to assist with estimates related to the valuation of performance stock awards, goodwill, identifiable intangible and certain tangible assets acquired. Such estimates often require the selection of appropriate valuation methodologies and significant judgment. Actual results could differ from these estimates under different assumptions or circumstances and such differences could be material.

Cash and Cash Equivalents. Cash and cash equivalents include cash and highly liquid debt instruments with original maturities of three months or less when purchased.

Marketable Securities. The Company determined that its investment securities are to be classified as available-for-sale. Available-for-sale debt securities are carried at fair value, with the unrealized gains and losses reported in stockholders' equity under the caption "Accumulated other comprehensive loss." Realized gains and losses and interest and dividends on available-for-sale securities are included in interest income and other, net. Available-for-sale securities are classified as current assets regardless of their maturity date if they are available for use in current operations. The Company reviews its investment portfolio to identify and evaluate investments that have indications of possible impairment. Factors considered in determining whether a loss is other-than-temporary include the length of time and extent to which fair value has been less than the cost basis, credit quality and the Company's ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. When a decline in fair value is determined to be other-than-temporary, unrealized losses on available-for-sale securities are charged against earnings. The specific identification method is used to determine the gains and losses on marketable securities.

For additional information on the Company's marketable securities, see Note 5 of Notes to the Consolidated Financial Statements.

Allowance for Credit Losses. The Company maintains an allowance for credit losses that is estimated based on a combination of factors including write-off history, aging analysis, forecast of future economic conditions and any specific known troubled accounts. The Company believes the allowance is adequate to cover expected losses on trade receivables. Provisions for expected credit losses are classified as selling, general and administrative expense in the Consolidated Statements of Operations. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Inventories. Inventories are stated at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less predictable costs of completion, disposal and transportation. Cost is generally determined on a first-in, first-out basis, and includes material, labor and manufacturing overhead costs. The Company reviews and sets standard costs as needed, but at a minimum, on an annual basis, at current manufacturing costs in order to approximate actual costs.

The Company evaluates inventories for excess quantities and obsolescence. The Company establishes inventory reserves when conditions exist that suggest that inventory may be in excess of anticipated demand or is obsolete based upon assumptions about historical and future demand for the Company's products and market conditions. In addition, inventories are evaluated for potential obsolescence due to the effect of known and anticipated engineering design changes. Once a reserve has been established, it is maintained until the item to which it relates is scrapped or sold. The Company regularly evaluates its ability to realize the value of inventory based on a combination of factors including the following: historical usage rates, forecasted sales, product end-of-life dates, estimated current and future market values and new product introductions. When recorded, reserves are intended to reduce the carrying value of the Company's inventory to its net realizable value. If actual demand for the Company's products deteriorates, or market conditions are less favorable than those that the Company projects, additional reserves may be required.

Property, Plant and Equipment. Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is computed using the straight-line method over the estimated useful lives of the assets, which are five to twenty-two years for buildings, three to ten years for machinery and equipment, three to ten years for furniture and fixtures, three years for computer equipment, and three to ten years for software. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful life of the related asset. Repairs and maintenance costs are expensed as incurred and major renewals and betterments are capitalized.

Long-Lived Assets and Finite-Lived Acquired Intangible Assets. Long-lived assets, such as property, plant, and equipment, and identifiable acquired intangible assets with finite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset, which is generally based on discounted cash flows.

Goodwill and Indefinite Lived Intangible Assets. Goodwill and indefinite lived intangible assets are tested for impairment on an annual basis or when an event or changes in circumstances indicate that its carrying value may not be recoverable. Goodwill impairment is tested at the reporting unit level, which is defined as an operating segment or one level below the operating segment. The Company has one reporting unit and one operating segment. No goodwill impairment occurred in fiscal years 2025, 2024, or 2023. Goodwill is reviewed for impairment using either a qualitative assessment or a quantitative goodwill impairment test. If the Company chooses to perform a qualitative assessment and determine the fair value more likely than not exceeds the carrying value, no further evaluation is necessary. When the Company performs the quantitative goodwill impairment test, it compares fair value to carrying value, which includes goodwill. If fair value exceeds carrying value, the goodwill is not considered impaired. If the carrying value is higher than the fair value, the difference would be recognized as an impairment loss.

Intangible assets with indefinite lives, including in-process research and development ("IPR&D"), are tested for impairment if impairment indicators arise and, at a minimum, annually. However, the Company is permitted to first assess qualitative factors to determine if a quantitative impairment test is necessary. Further testing is only required if the entity determines, based on the qualitative assessment, that it is more likely than not that an indefinite-lived intangible asset's fair value is less than its carrying amount. Otherwise, no further impairment testing is required. The indefinite-lived intangible asset impairment test consists of a one-step analysis that compares the fair value of the intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. The Company considers many factors in evaluating whether the value of intangible assets with indefinite lives may not be recoverable, including, but not limited to estimates of future cash flows, the discount rate, terminal growth rates, general economic conditions, our outlook and market performance of our industry and recent and forecasted financial performance.

For additional information on the Company's goodwill and purchased intangible assets, see Note 6 of Notes to the Consolidated Financial Statements.

Concentration of Credit Risk. Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of accounts receivable, cash and cash equivalents and marketable securities.

The Company maintains cash and cash equivalents and marketable securities with higher credit quality issuers and monitors the amount of credit exposure to any one issuer. The Company's investment policy provides guidelines and limits regarding credit quality, investment concentration, investment type, and maturity that the Company believes will provide liquidity while reducing risk of loss of capital. Investments are of a short-term nature and include investments in commercial paper, corporate debt securities, asset-backed securities, U.S. Treasury, U.S. Government, and U.S. Agency debt.

The Company's accounts receivable result primarily from the sale of semiconductor equipment, related accessories and replacement parts. The Company's customer base is highly concentrated and historically, a relatively small number of customers have accounted for a significant portion of its receivables. Write-offs of uncollectible accounts have historically not been material. The Company actively monitors its customers' financial strength to reduce the risk of loss.

Warranties. The Company generally provides a warranty on its products for a period of twelve to fourteen months against defects in material and workmanship. The Company accrues for the estimated cost of product warranties at the time revenue is recognized. The estimated future warranty obligations are affected by the warranty periods, sales volumes, product failure rates, material usage and labor and replacement costs incurred in correcting a product failure. If actual product failure rates, material usage, labor or replacement costs differ from the Company's estimates, revisions to the estimated warranty obligations would be required. The warranty accrual represents the best estimate of the amount necessary to settle future and existing claims on products sold as of the balance sheet date. The Company periodically assesses the adequacy of its recorded warranty reserve and adjusts the amounts in accordance with changes in these factors.

Income Taxes. The Company accounts for income taxes using the asset and liability approach for deferred taxes which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. A valuation allowance is recorded to reduce a deferred tax asset to the portion which more likely than not will be realized.

For additional information on the Company's income taxes, see Note 13 of Notes to the Consolidated Financial Statements.

Translation of Foreign Currencies. The Company's international branches and subsidiaries primarily generate and expend cash in their local functional currency. Accordingly, all balance sheet accounts of these local functional currency branches and subsidiaries are translated into U.S. dollars at the fiscal period-end exchange rate, and income and expense accounts are translated into U.S. dollars using average rates in effect for the period. The resulting translation adjustments are recorded as cumulative translation adjustments and are recorded directly as a separate component of stockholders' equity under the caption, "Accumulated other comprehensive loss." The Company had accumulated exchange losses resulting from the translation of foreign operation financial statements of $11.0 million and $14.5 million as of January 3, 2026 and December 28, 2024, respectively.

Share-based Compensation. The Company measures the cost of employee services received in exchange for the award of equity instruments based on the fair value of the award at the date of grant. Compensation expense is recognized using the straight-line attribution method to recognize share-based compensation over the service period of the award, with adjustments recorded for forfeitures as they occur.

For additional information on the Company's share-based compensation plans, see Note 11 of Notes to the Consolidated Financial Statements.

Research and Development Costs. Expenditures for research and development are expensed as incurred.

Derivative Instruments and Hedging Activities. The Company's policy is to mitigate the effect of exchange rate fluctuations on certain foreign currency denominated business exposures. The Company has a policy that allows for the use of derivative financial instruments to hedge foreign currency exchange rate fluctuations on forecasted revenue and net monetary assets or liabilities denominated in various foreign currencies. The Company carries derivative financial instruments (derivatives) on the balance sheet at their fair values, in either prepaid expenses and other current assets or other current liabilities in the Consolidated Balance Sheets. The Company does not use derivatives for trading or speculative purposes. The Company does not believe that it is exposed to more than a nominal amount of credit risk in its foreign currency hedges, as counterparties are large, global and well-capitalized financial institutions. The Company's exposures are in liquid currencies (Japanese yen, euros, Korean won, Taiwanese dollars, Chinese renminbi and Singapore dollars), so there is minimal risk that appropriate derivatives to maintain the Company's hedging program would not be available in the future.

To hedge foreign currency risks, the Company uses foreign currency exchange forward contracts, where possible and prudent. These hedge contracts are valued using standard valuation formulas with assumptions about future foreign currency exchange rates derived from existing exchange rates, interest rates, and other market factors.

The dollar equivalent of the U.S. dollar forward contracts and related fair values as of January 3, 2026 and December 28, 2024 were as follows:

	January 3, 2026	December 28, 2024
	(in thousands)	
Notional amount..	$ 47,361	$ 45,883
Fair value of asset	89	61

During the years ended January 3, 2026 and December 28, 2024, the Company recognized losses of $1.7 million and $1.1 million on maturities of forward contracts, respectively. During the year ended December 30, 2023, the Company recognized a gain of $0.3 million on maturities of forward contracts. The aggregate notional amounts of matured contracts were $485.6 million, $423.4 million and $319.4 million for 2025, 2024 and 2023, respectively.

Contingencies and Litigation. The Company is subject to the possibility of losses from various contingencies, including certain legal proceedings, lawsuits and other claims. The Company accrues for a loss contingency when it concludes that the likelihood of a loss is probable and the amount of the loss can be reasonably estimated. If the Company concludes that loss contingencies that could be material to any one of its financial statements are not probable, but are reasonably possible, or are probable, but cannot be estimated, then the Company discloses the nature of the loss contingencies, together with an estimate of the range of possible loss or a statement that such loss is not reasonably estimable. The Company expenses as incurred the costs of defending legal claims against the Company. The Company does not recognize gain contingencies until realized. See Note 9 of the Notes to the Consolidated Financial Statements, "Commitments and Contingencies" for a detailed description.

Recent Accounting Pronouncements.

Recently Adopted or Effective

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures," which requires public entities to disclose consistent categories and greater disaggregation of information in the rate reconciliation and for income taxes paid. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The guidance is effective for financial statements issued for annual periods beginning after December 15, 2024, with early adoption permitted. The Company applied the amendments prospectively for the fiscal year ended January 3, 2026, and the impact of the adoption of the amendments in this update was not material to the Company's consolidated financial position and results of operations for the fiscal year ended January 3, 2026, since the amendments require only enhancement of existing income tax disclosures in the footnotes to the Company's consolidated financial statements.

Updates Not Yet Effective

In December 2025, the FASB issued ASU 2025-11, "Interim Reporting (Topic 270): Narrow-Scope Improvements," to clarify and reorganize U.S. GAAP interim reporting guidance to improve navigability, applicability, and consistency without changing the fundamental nature or volume of required interim disclosures. This amendment clarifies when ASC 270 is applicable, establishes a disclosure principle requiring disclosure of material events or changes occurring since the most recent annual reporting period, and consolidates into ASC Topic 270 a comprehensive list of interim disclosures required by other Codification Topics. The amendment also clarifies the form and content of interim financial statements, including guidance for condensed interim reporting. The amendment is effective for the Company for interim periods in 2028, with early adoption permitted. The impact of the adoption of the amendments in this update is not expected to be material to the Company's consolidated financial position and results of operations.

In December 2025, the FASB issued ASU 2025‐10, "Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities," to establish specific guidance for the recognition, measurement, presentation, and disclosure of government grants received to reduce diversity and increase consistency amongst business entities in accounting for such grants. This amendment amends Accounting Standards Codification "ASC" Topic 832 to require that a government grant received by a business entity should not be recognized as income until it is probable that a business entity will comply with the conditions attached to the grant and the grant will be received, with any grant related to an asset to be purchased, constructed or acquired such as long-lived assets or inventory to be recognized on the balance sheet as either deferred income or as an adjustment to the cost basis of the related asset, or the cost accumulation approach, as such costs are incurred. Any grant income or deferred income shall be recognized in earnings on a systematic and rational basis over the periods in which a business entity recognizes as expenses the costs for which the grant is intended to compensate, whereas any grants accounted for using the cost accumulation approach will not have a direct subsequent recognition in earnings, but rather reduced depreciation or amortization in accounting for the related asset. Entities are also required to present grants recognized in earnings separately under other income or deducted from the related expense, and provide disclosures of the nature of the government grant received, the accounting policies used to account for the grant, and the significant terms and conditions of the grant. The amendment is effective for the Company for annual and interim periods in 2029, with early adoption and multiple transition methods permitted. The Company is currently evaluating the potential impact of this standard on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-09, "Derivatives and Hedging (Topic 815): Hedge Accounting Improvements," to amend certain aspects of its hedge accounting guidance to better reflect an entity's risk management activities in the financial statements. The guidance expands the hedged risks permitted to be aggregated in a group of individual forecasted transactions and increases the variable price components eligible to be designated as the hedged risk in the forecasted purchase or sale of nonfinancial assets. For public business entities, the provisions of ASU 2025-09 are effective for fiscal years beginning after December 15, 2026. Early adoption is permitted. The Company is currently evaluating the potential impact of this standard on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, "Intangibles-Goodwill and Other-Internal Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software," which removes all references to software development stages and clarifies the threshold entities apply to begin capitalizing costs. ASU 2025-06 is effective for annual periods beginning after December 15, 2027 and interim reporting periods within those annual reporting periods. The ASU may be applied prospectively, retrospectively or through a modified transition approach with early adoption permitted. The Company is currently evaluating the potential impact of this standard on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, "Financial Instruments - Credit Losses (Topic 326)," which simplifies the estimation of credit losses on current accounts receivable and current contract assets arising from transactions accounted for under Accounting Standards Codification 606, Revenue from Contracts with Customers. The guidance allows all entities to use a practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the asset when developing a reasonable and supportable forecast as part of estimating expected credit losses on these assets. The guidance is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. Entities that elect the practical expedient are required to apply the amendments prospectively. The Company does not expect the adoption of this guidance to have a material impact on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, "Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40)," which requires additional disclosure of certain costs and expenses, including inventory purchases, employee compensation, selling expense and depreciation expense within the notes to financial statements. The guidance is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact that the updated standard will have on its financial statements and related disclosures.

3. Business Combination:

On November 17, 2025 (the "Acquisition Date"), the Company completed the previously announced acquisition of Semilab USA LLC ("Semilab USA"), pursuant to the Equity Purchase Agreement (the "Purchase Agreement"), dated as of June 27, 2025, by and among the Company, Semilab International Zrt. (the "Seller"), Semilab Zrt. and Semilab USA, as amended by the Amendment to Equity Purchase Agreement, dated October 9, 2025.

The preliminary Acquisition Date fair value of consideration transferred consisted of the following:

	At Acquisition Date
	(in thousands, except per share data)
Cash paid	$ 389,052
Issuance of common stock [1]	81,697
Cash paid to extinguish Semilab USA's debt	55,892
Total purchase consideration	$ 526,641

[1] The fair value is based on the issuance of 641,771 shares of the Company's common stock with a per share value of $127.30 on the Acquisition date.

The Company accounted for the acquisition of Semilab USA in accordance with ASC Topic 805, Business Combinations ("ASC 805"). The acquired assets and assumed liabilities were recorded at their estimated fair values. The Company determined the estimated fair values with the assistance of valuations performed by a third-party specialist, discounted cash flow analysis, and estimates made by management.

The acquisition strengthens the Company's capabilities in inline wafer contamination monitoring, materials characterization, and unique surface charge metrology. The goodwill recognized reflects the anticipated benefits from expanding the Company's product portfolio and its growth opportunities in both new and existing markets. As the purchase price exceeded the fair value of Semilab USA's identifiable net assets, goodwill was recorded in connection with the transaction. The Company does not expect the goodwill to be deductible for income tax purposes.

A portion of the overall purchase price was allocated to acquired intangible assets. Amortization expense associated with acquired intangible assets is not deductible for tax purposes. Therefore, a deferred tax liability of $46.6 million was established primarily for the future amortization of these intangibles and is included in "other long-term liabilities" in the table below.

The inventory fair value step‑up is non‑recurring and is recognized as an increase to cost of goods sold as the related inventory is sold. For the year ended January 3, 2026, the Company recognized $4.0 million of expense related to the step‑up. The remaining balance of approximately $9.1 million is expected to be recognized over the estimated sell‑through period of one year following the acquisition date.

The following table summarizes the preliminary purchase price allocation of the fair values of the assets acquired and liabilities assumed:

	At Acquisition Date
	(in thousands)
Cash and cash equivalents	$ 8,876
Accounts receivable	14,428
Inventories	33,838
Prepaid expenses and other current assets	843
Property, plant and equipment	2,058
Intangible assets	210,000
Other assets	3,045
Accounts payable	(487)
Accrued expenses and other current liabilities	(8,270)
Other long-term liabilities	(51,668)
Total identifiable net assets	212,663
Goodwill	313,978
Total purchase consideration	$ 526,641

The following table sets forth the preliminary amounts, allocated to the intangible assets identified and their estimated useful lives as of the Acquisition Date:

	At Acquisition Date	
	Fair Value	Weighted Average Useful Life
	(in thousands)	(in years)
Developed technology	$ 103,000	7.0
Customer relationships	82,000	6.0
Backlog	20,000	1.3
Tradename	5,000	8.0
Total amortizable intangible assets	$ 210,000	

The developed technology intangible assets were valued using the relief-from-royalty method under the income approach, which estimates value based on the royalty a market participant would pay to license the technology. Under this approach, the after‑tax royalty savings attributable to ownership represent the economic benefit of the asset. The key assumptions used in the valuation included the estimated royalty rate, projected revenue attributable to the developed technology, the expected useful life of the asset, and a discount rate reflecting the risks associated with the projected cash flows. The assets are amortized on a straight‑line basis over their estimated 7‑year useful life, which approximates the expected pattern of economic benefits.

The customer relationships and backlog intangible assets were valued using the multi-period excess earnings method under the income approach, which isolates the net cash flows attributable to each asset and discounts them to present value. Significant assumptions included projected customer revenue and attrition rates, estimated operating margins, contributory asset charges, the expected useful life of the asset, and a discount rate reflecting the risks associated with the asset‑specific cash flows. The customer relationship asset is amortized on a straight-line basis over its 6‑year estimated life to reflect the pattern of expected economic benefits. The backlog asset is amortized on a straight-line basis over its 1.3 year estimated life to reflect the pattern of expected economic benefits.

There were no significant contingencies assumed as part of the acquisition.

Acquisition-related costs totaled $12.5 million for the fiscal year ended December 31, 2025. These costs were expensed as incurred and are presented within general and administrative expense in the Company's consolidated statement of operations.

The purchase price allocation for the Semilab USA acquisition is preliminary and reflects management's current estimates of the fair value of the assets acquired and liabilities assumed in accordance with ASC 805. The Company is still evaluating certain items within the measurement period, including the final determination of the working capital adjustment, which remains subject to post‑closing review procedures outlined in the purchase agreement. Accordingly, the provisional amounts recognized for the acquired net assets are subject to change during the remainder of the measurement period (which will not exceed 12 months from the acquisition date). Any such revisions or changes may be material.

From the acquisition date through January 3, 2026, Semilab USA contributed $8.6 million of revenue and an operating loss of $6.2 million to the Company's consolidated results.

Pro Forma Results

The unaudited pro forma financial information presented below was derived from historical financial records of Onto and Semilab USA and presents the operating results for the periods presented as if the Acquisition occurred on January 1, 2024. The pro forma results include adjustments to adjust for the impact of purchase accounting adjustments including amortization and depreciation expense, and the related tax effects. Accordingly, the following unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the combined company would have been if the Acquisition had occurred at the beginning of 2024, nor are they indicative of future results of operations:

	Year Ended	
	January 3, 2026	December 28, 2024
Unadjusted	(in thousands & unaudited)	
Revenue	$ 1,087,054	$ 1,077,043
Net income	$ 132,348	$ 182,718

4.   Fair Value Measurements:

Fair Value of Financial Instruments

The Company has evaluated the estimated fair value of financial instruments using available market information and valuations as provided by third-party sources. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts. The carrying value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximates fair value because of the short-term maturity of these instruments.

Fair Value Hierarchy

The Company applies a three-level valuation hierarchy for fair value measurements. This hierarchy prioritizes the inputs into three broad levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the asset or liability. Level 3 inputs are unobservable inputs based on management's assumptions used to measure assets and liabilities at fair value. A financial asset's or liability's fair value measurement classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The following table provides the assets carried at fair value measured on a recurring basis at January 3, 2026 and December 28, 2024:

	Fair Value Measurements Using Significant Other Observable Inputs (Level 2)			
	January 3, 2026		December 28, 2024	
	(in thousands)			
Assets:				
Available-for-sale debt securities:				
Government notes and bonds	$	149,554	$	284,863
Certificates of deposit		47,338		73,421
Commercial paper		32,204		136,557
Corporate bonds		64,407		144,542
Foreign currency forward contracts		89		61
Total assets	$	293,592	$	639,444

Available-for-sale debt securities classified as Level 2 are valued using observable inputs to quoted market prices, benchmark yields, reported trades, broker/dealer quotes or alternative pricing sources with reasonable levels of price transparency. The foreign currency forward contracts are primarily measured based on the foreign currency spot and forward rates quoted by the banks or foreign currency dealers. Available-for-sale debt securities prices are obtained from third party pricing providers, which model prices utilizing the above observable inputs, for each asset class.

See Note 5 for additional discussion regarding the fair value of the Company's marketable securities.

Non-recurring Fair Value Measurements

During the fiscal year ended January 3, 2026, the Company invested $8.0 million in the equity of a privately-held company. There were no such investments at December 28, 2024. This non-marketable equity investment is recorded at fair value on a non-recurring basis and is classified as a Level 3 asset in "Other assets" on the Condensed Consolidated Balance Sheets. This non-marketable equity investment is generally accounted for under the measurement alternative, defined as cost, less impairments, adjusted for subsequent observable price changes and is periodically assessed for impairment when events or circumstances indicate that decline in value may have occurred. As of January 3, 2026, there have been no impairments recorded for the non-marketable equity investment.

5.   **Marketable Securities:**

At January 3, 2026 and December 28, 2024, marketable securities are categorized as follows:

	Amortized Cost		Gross Unrealized Holding Gains		Gross Unrealized Holding Losses		Fair Value	
			(in thousands)					
January 3, 2026								
Government notes and bonds	$	149,004	$	551	$	1	$	149,554
Certificates of deposit		47,243		95		—		47,338
Commercial paper		32,188		16		—		32,204
Corporate bonds		64,214		193		—		64,407
Total marketable securities	$	292,649	$	855	$	1	$	293,503
December 28, 2024								
Government notes and bonds	$	284,763	$	387	$	287	$	284,863
Certificates of deposit		73,390		49		18		73,421
Commercial paper		136,496		103		42		136,557
Corporate bonds		144,331		283		72		144,542
Total marketable securities	$	638,980	$	822	$	419	$	639,383

The amortized cost and estimated fair value of marketable securities classified by the maturity date listed on the security, regardless of the Consolidated Balance Sheet classification, is as follows at January 3, 2026 and December 28, 2024:

	January 3, 2026				December 28, 2024			
	Amortized Cost		Fair Value		Amortized Cost		Fair Value	
			(in thousands)					
Due within one year	$	232,516	$	233,043	$	432,088	$	432,616
Due after one through five years		60,133		60,460		140,917		140,792
Due after five through ten years		—		—		235		235
Due after ten years		—		—		65,740		65,740
Total marketable securities	$	292,649	$	293,503	$	638,980	$	639,383

The following table summarizes the estimated fair value and gross unrealized holding losses of marketable securities, aggregated by investment instrument and period of time in an unrealized loss position, at January 3, 2026 and December 28, 2024.

	In Unrealized Loss Position For Less Than 12 Months		In Unrealized Loss Position For Greater Than 12 Months	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(in thousands)			
January 3, 2026				
Government notes and bonds	$ 7,390	$ 1	$ —	$ —
Certificates of deposit	—	—	—	—
Commercial paper	—	—	—	—
Corporate bonds	—	—	—	—
Total marketable securities	$ 7,390	$ 1	$ —	$ —
December 28, 2024				
Government notes and bonds	$ 37,636	$ 287	$ —	$ —
Certificates of deposit	8,260	18	—	—
Commercial paper	18,317	42	—	—
Corporate bonds	13,260	71	3,200	1
Total marketable securities	$ 77,473	$ 418	$ 3,200	$ 1

See Note 4 for additional discussion regarding the fair value of the Company's marketable securities.

6.   Goodwill and Purchased Intangible Assets:

Goodwill and purchased intangible assets with indefinite useful lives are not amortized but are reviewed for impairment annually during the fourth quarter of each fiscal year and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The process of evaluating the potential impairment of goodwill and intangible assets requires significant judgment. The Company regularly monitors current business conditions and considers other factors including, but not limited to, adverse industry or economic trends, restructuring actions and lower projections of profitability that may impact future operating results. The Company performed its annual qualitative assessment in the fourth quarter of fiscal 2025 and concluded that no impairment charge was required.

Goodwill

The changes in the carrying amount of goodwill are as follows:

	Year Ended	
	January 3, 2026	December 28, 2024
	(in thousands)	
Balance, beginning of the period	$ 329,980	$ 315,811
Adjustment for previously acquired business	57	—
Acquired business	313,978	14,169
Balance, end of the period	$ 644,015	$ 329,980

The $314.0 million of goodwill acquired in 2025 resulted from the purchase of Semilab USA, See Note 3, "Business Combination," for further details.

Purchased Intangible Assets

Purchased intangible assets as of January 3, 2026 and December 28, 2024 are as follows:

	Gross Carrying Amount	Accumulated Amortization	Net
		(in thousands)	
January 3, 2026			
Finite-lived intangible assets:			
Developed technology	$ 380,698	$ 217,793	$ 162,905
Customer and distributor relationships	148,621	38,965	109,656
Trademarks and trade names	19,171	11,634	7,537
Backlog	20,000	2,000	18,000
Total identifiable intangible assets	$ 568,490	$ 270,392	$ 298,098
December 28, 2024			
Finite-lived intangible assets:			
Developed technology	$ 387,716	$ 298,013	$ 89,703
Customer and distributor relationships	73,321	39,370	33,951
Trademarks and trade names	14,171	10,368	3,803
Total identifiable intangible assets	$ 475,208	$ 347,751	$ 127,457

During the fiscal year ended January 3, 2026, the Company disposed of fully amortized identifiable intangible assets whose gross carrying value totaled $117 million. There were no disposals of identifiable intangible assets during the fiscal year ended December 28, 2024. During the fiscal year ended January 3, 2026, the Company acquired $210.0 million of identifiable intangible assets resulted from the purchase of Semilab USA, See Note 3, "Business Combination," for further details.

Intangible asset amortization expense amounted to $39.4 million, $49.4 million and $54.8 million for the years ended January 3, 2026, December 28, 2024 and December 30, 2023, respectively. Assuming no change in the gross carrying value of identifiable intangible assets and estimated lives, estimated amortization expenses are $77.6 million for 2026, $55.4 million for 2027, $42.5 million for 2028, $35.2 million for 2029, and $35.1 million for 2030.

7. Leasing Arrangements:

The Company determines if an arrangement is a lease at its inception. Operating lease arrangements are comprised primarily of real estate and equipment agreements for which the right-of-use assets are included in "Other assets" and the corresponding lease liabilities, depending on their maturity, are included in "Other current liabilities" or "Other non-current liabilities" in the Consolidated Balance Sheets.

Right-of-use assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. The lease term includes options to extend the lease when it is reasonably certain that the option will be exercised. Lease agreements frequently require the Company to pay real estate taxes, insurance and maintenance costs. Leases with a term of one year or less are not recorded on the Consolidated Balance Sheets and lease expense for these leases is recognized on a straight-line basis over the lease term. Lease costs for operating leases were $7.0 million and $6.4 million for the years ended January 3, 2026 and December 28, 2024, respectively. Operating lease costs are generally recognized over the lease term.

The Company uses its estimated incremental borrowing rate in determining the present value of lease payments considering the term of the lease, which is derived from information available at the lease commencement date, giving consideration to publicly available data for instruments with similar characteristics. The Company accounts for the lease and non-lease components as a single lease component.

Lease term and incremental borrowing rate	January 3, 2026	December 28, 2024
Weighted average remaining lease term in years	3.6	3.5
Weighted average incremental borrowing rate	5.5%	5.1%

Supplemental cash flows information related to leases was as follows:

	Year Ended	
	January 3, 2026	December 28, 2024
	(in thousands)	
Cash paid for operating lease liabilities	$ 7,031	$ 6,372
Right-of-use assets obtained in exchange for operating lease liabilities	$ 9,054	$ 1,334

As of January 3, 2026, there was an insignificant amount of commitments for operating leases that have not yet commenced. The reconciliation of the maturities of operating leases to the lease liabilities recorded on the Consolidated Balance Sheet as of January 3, 2026 is as follows:

	Operating Lease
	(in thousands)
2026	$ 7,080
2027	4,475
2028	3,959
2029	2,612
2030	984
thereafter	660
Total undiscounted operating lease payments	19,770
Less: imputed interest	2,296
Present value of operating lease liabilities	$ 17,474

8. Balance Sheet Components:

Inventories

Inventories are comprised of the following:

	January 3, 2026	December 28, 2024
	(in thousands)	
Materials	$ 208,061	$ 176,814
Work-in-process	59,764	91,672
Finished goods	30,439	18,493
Total inventories	$ 298,264	$ 286,979

Property, Plant and Equipment

Property, plant and equipment, net, is comprised of the following:

	January 3, 2026		December 28, 2024	
	(in thousands)			
Land and building	$	47,770	$	46,583
Machinery and equipment		95,151		86,317
Furniture and fixtures		3,920		4,081
Computer equipment and software		40,635		32,755
Leasehold improvements		24,040		20,405
Total property, plant and equipment, gross		211,516		190,141
Accumulated depreciation		(84,332)		(66,273)
Total property, plant and equipment, net	$	127,184	$	123,868

Other assets

Other assets is comprised of the following:

	January 3, 2026		December 28, 2024	
	(in thousands)			
Operating lease right-of-use assets	$	16,249	$	13,939
Other		10,296		1,514
Total other assets	$	26,545	$	15,453

Accrued liabilities

Accrued liabilities is comprised of the following:

	January 3, 2026		December 28, 2024	
	(in thousands)			
Payroll and related expenses	$	38,443	$	39,850
Warranty		10,041		10,075
Other		60		49
Total accrued liabilities	$	48,544	$	49,974

Other current liabilities

Other current liabilities is comprised of the following:

	January 3, 2026		December 28, 2024	
	(in thousands)			
Customer deposits	$	7,352	$	10,700
Current operating lease obligations		6,217		5,416
Income tax payable		5,256		8,492
Accrued professional fees		3,954		618
Other accrued taxes		2,851		839
Other		5,306		3,961
Total other current liabilities	$	30,936	$	30,026

Other non-current liabilities

Other non-current liabilities is comprised of the following:

	January 3, 2026		December 28, 2024	
	(in thousands)			
Non-current operating lease obligations	$	11,258	$	9,743
Unrecognized tax benefits (including interest)		9,037		5,489
Deferred revenue		6,250		4,009
Other		1,202		1,875
Total non-current liabilities	$	27,747	$	21,116

9. Commitments and Contingencies:

Intellectual Property Indemnification Obligations

The Company has entered into agreements with customers that include limited intellectual property indemnification obligations that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third-party intellectual property claims arising from these transactions. The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification guarantees.

Warranty Reserves

The Company generally provides a warranty on its products for a period of 12 to 14 months against defects in material and workmanship. The Company estimates the costs that may be incurred during the warranty period and records a liability in the amount of such costs at the time revenue is recognized. The Company's estimate is based primarily on historical experience. The Company periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Settlements of warranty reserves are generally associated with sales that occurred during the 12 to 14 months prior to the year-end and warranty accruals are related to sales during the same year.

Changes in the Company's warranty reserves are as follows:

	Year Ended	
	January 3, 2026	December 28, 2024
	(in thousands)	
Balance, beginning of the period	$ 10,858	$ 9,380
Accruals	10,976	12,348
Warranty liability assumed in acquisition	1,433	—
Usage	(12,975)	(10,870)
Balance, end of the period	$ 10,292	$ 10,858

Warranty reserves are reported in the Consolidated Balance Sheets under the captions "Accrued liabilities" and "Other non-current liabilities."

Legal Matters

From time to time, the Company is subject to legal proceedings and claims in the ordinary course of business. The Company does not believe that any current legal matters will have a material adverse effect on our financial position, results of operations or cash flows.

Open and Committed Purchase Orders

As of January 3, 2026, the Company has open and committed purchase orders of $256.4 million, of which $248.1 million is for less than one year.

Line of Credit

The Company has a credit agreement with a bank that provides for a variable-rate line of credit which is secured by the marketable securities the Company has with the bank. The Company is permitted to borrow up to 70% of the value of eligible securities held at the time the line of credit is accessed, up to a maximum of $100 million. The available line of credit as of January 3, 2026 was approximately $100 million with an available interest rate of 4.3%. The credit agreement is available to the Company until such time that either party terminates the arrangement at their discretion. As of the date of this filing, the Company has not utilized the line of credit.

10. Revenue:

The following table represents a disaggregation of revenue by timing of revenue:

	Year Ended		
	January 3, 2026	December 28, 2024	December 30, 2023
	(in thousands)		
Point-in-time	$ 935,580	$ 927,368	$ 761,797
Over-time	69,683	59,953	54,071
Total revenue	$ 1,005,263	$ 987,321	$ 815,868

See Note 15 of the Notes to the Consolidated Financial Statements for additional discussion of the Company's disaggregated revenue in detail.

Contract Assets and Contract Liabilities

Contract assets consist of amounts the Company has not invoiced but has completed the related performance obligation. These amounts generally arise from variances between the contractual payment terms and the transaction price assigned to the open performance obligations (e.g., the Company has recognized revenue in an amount greater than the amount that is billable under the contract). The contract assets amounts are recorded in "Accounts receivable" in the Consolidated Balance Sheets. As of January 3, 2026 and December 28, 2024, the Company had contract assets of $3.5 million and $10.1 million, respectively.

The Company records contract liabilities when the customer has been billed in advance of the Company completing its performance obligations primarily with respect to liabilities related to service contracts and installation. For contracts that have a duration of one year or less, these amounts are recorded as "Deferred revenue" in the Consolidated Balance Sheets. For contracts with a duration longer than one year, these amounts are recorded in "Other non-current liabilities" in the Consolidated Balance Sheets. As of January 3, 2026 and December 28, 2024, the Company carried a long-term deferred revenue balance of $6.3 million and $4.0 million, respectively.

Changes in deferred revenue were as follows:

	Year Ended	
	January 3, 2026	December 28, 2024
	(in thousands)	
Balance, beginning of the period	$ 37,836	$ 27,225
Deferral of revenue	80,877	76,584
Recognition of current year deferred revenue	(51,476)	(48,711)
Recognition of prior period deferred revenue	(29,206)	(17,262)
Balance, ending of the period	$ 38,031	$ 37,836

11. Share-Based Compensation and Employee Benefit Plans:

Share-Based Compensation Plans

The Company's share-based compensation plans are intended to attract and retain employees and to provide an incentive for them to assist the Company to achieve long-range performance goals and to enable them to participate in long-term growth of the Company. The Company settles restricted stock unit awards, employee stock purchase option exercises with newly issued common shares.

Onto Innovation Inc. 2020 Stock Plan, as amended and restated (the "2020 Plan"). The 2020 Plan provides for the grant of 3.7 million stock options and other stock awards to employees, directors and consultants at an exercise price equal to the fair market value of the common stock on the date of grant. Options granted under the 2020 Plan typically grade vest over a three-year period and expire ten years from the date of grant. Restricted stock units granted under the 2020 Plan typically vest over a three-year period for employees and one year for directors; however, other vesting periods are allowable under the 2020 Plan. Restricted stock units ("RSUs") granted to employees have time based or performance-based vesting. As of January 3, 2026, there were 2.4 million shares of common stock available for issuance pursuant to future grants under the 2020 Plan.

Onto Innovation Inc. 2020 Employee Stock Purchase Plan (the "2020 ESPP"). Under the terms of the 2020 ESPP, eligible employees may have up to 10% of eligible compensation deducted from their pay and applied to the purchase of shares of Company common stock. The price the employee pays for each share of stock is 85% of the lesser of the fair market value of Company common stock at the beginning or the end of the applicable six-month purchase period. The 2020 ESPP is intended to qualify under Section 423 of the Internal Revenue Code and is a compensatory plan as defined by FASB ASC Topic 718, "Stock Compensation." Through the Company's employee stock purchase plans, employees purchased 137 thousand, 83 thousand and 91 thousand shares during the twelve months ended January 3, 2026, December 28, 2024 and December 30, 2023, respectively. As of January 3, 2026 and December 28, 2024, there were 0.8 million and 0.9 million, shares available for issuance under the Company's employee stock purchase plan, respectively.

Share-based compensation was allocated in the Company's Consolidated Statement of Operations as follows:

		Year Ended				
		January 3, 2026		December 28, 2024		December 30, 2023
		(in thousands)				
Cost of revenue	$	4,165	$	4,771	$	4,405
Research and development		4,736		5,499		6,072
Sales and marketing		4,189		5,606		4,859
General and administrative		14,049		12,702		10,176
Restructuring and other		478		—		—
Total share-based compensation expense before income taxes		27,617		28,577		25,513
Income tax benefit		5,993		6,209		5,497
Total share-based compensation expense, net of income taxes	$	21,624	$	22,368	$	20,016

Restricted Stock Units

During fiscal years 2025, 2024 and 2023, the Company issued both service-based RSUs and market-based performance RSUs ("PRSUs"). Service-based RSUs typically vest over a period of 3 years or less. Market-based PRSUs generally vest three years from the grant date if certain performance criteria are achieved and require continued employment. Based upon the terms of such awards, the number of shares that can be earned over the performance periods is based on the Company's common stock price performance compared to the market price performance of a designated benchmark index, ranging from 0% to 200% of target. The designated benchmark index was the Philadelphia Semiconductor Sector Index for market-based PRSUs issued in 2025, 2024 and 2023. The stock price performance or market price performance is measured using the closing price for the 20-trading days prior to the dates the performance period begins and ends.

The following table summarizes the Company's combined service-based RSUs and market-based PRSUs:

	Number of Shares (in thousands)		Weighted Average Grant Date Fair Value
Nonvested at December 31, 2022	743	$	69.01
Granted [1]	319	$	89.23
Vested	(415)	$	59.20
Forfeited	(63)	$	84.11
Nonvested at December 30, 2023	584	$	85.41
Granted [1]	171	$	191.25
Vested	(329)	$	81.10
Forfeited	(17)	$	105.31
Nonvested at December 28, 2024	409	$	132.39
Granted [1]	400	$	106.93
Vested	(272)	$	110.29
Forfeited	(53)	$	137.10
Nonvested at January 3, 2026	484	$	123.26

[1] Granted shares for the period include RSUs and PRSUs awarded during the year, as well as additional performance shares issued upon vesting due to actual performance exceeding the target performance levels.

The Company granted the following restricted stock units ("RSUs" and each, an "RSU") and market-based performance restricted stock units ("PRSUs" and each, a "PRSU"):

Year	RSU Awards Granted (in thousands)	RSU Weighted Average Grant Date Fair Value Per Share	PRSU Awards Granted [1] (in thousands)	PRSU Weighted Average Grant Date Fair Value Per Share [2]	Total Weighted Average Grant-Date PRSU Fair Value (in millions)
2025	315	$ 102.59	49	$ 140.94	$ 6.9
2024	114	$ 205.77	24	$ 251.51	$ 6.2
2023	228	$ 91.98	48	$ 100.79	$ 4.8

[1] These awards include PRSUs with market performance conditions that will be evaluated relative to the performance of certain peers as defined in the award agreement. The number of units that ultimately vest, will range from 0% to 200%, depending on achievement of these performance criteria.

[2] The fair value of the Company's market-based PRSUs granted was calculated using a Monte Carlo simulation model at the date of the grant, resulting in a weighted average grant-date fair value per share.

The Company withholds common stock shares associated with net share settlements to cover tax withholding obligations upon the vesting of restricted stock unit awards under the Company's equity incentive program. During the twelve months ended January 3, 2026 and December 28, 2024, the Company withheld 95 thousand and 102 thousand shares through net share settlements, respectively. For the twelve month periods ended January 3, 2026 and December 28, 2024, net share settlements cost $13.5 million and $19.1 million, respectively.

Of the 484 thousand shares outstanding at January 3, 2026, 402 thousand are service-based RSUs and 82 thousand are market-based PRSUs. The fair value of the Company's service-based RSUs is based on the fair market value of the Company's stock at the date of grant.

As of January 3, 2026, there was $37.2 million of total unrecognized compensation cost related to RSUs granted under the plans. That cost is expected to be recognized over a weighted average period of 1.8 years.

401(k) Savings Plan

The Company has a 401(k) savings plan that allows employees to contribute up to 100% of their annual compensation to the Plan on a pre-tax or after-tax basis, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The plan provides a 50% match of all employee contributions up to 6 percent of the employee's salary. Matching contributions to the plan totaled $3.3 million, $3.2 million and $3.1 million for the years ended January 3, 2026, December 28, 2024 and December 30, 2023, respectively.

Non-Qualified Deferred Compensation Plan

During the fiscal year ended January 3, 2026, the Company established an unfunded nonqualified deferred compensation plan ("the Plan") for certain members of management and nonemployee directors. The Plan is intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended.

Eligible employee participants may elect to defer up to 75% of their annual base salary and up to 100% of their annual bonus, performance share units, and restricted stock units. Eligible non‑employee directors may elect to defer up to 100% of their annual retainer, meeting fees, and restricted stock units. As the Plan was established during fiscal 2025 and the first deferral elections apply to compensation earned in 2026, no participant account balances existed in any of the periods presented.

12.   Other Expense, Net:

Other expense, net is comprised of the following:

	Year Ended		
	January 3, 2026	December 28, 2024	December 30, 2023
	(in thousands)		
Foreign currency exchange losses, net	$ (4,431)	$ (276)	$ (4,091)
Other	(565)	131	239
Total other expense, net	$ (4,996)	$ (145)	$ (3,852)

13.   Income Taxes:

The components of income tax expense are as follows:

	Year Ended		
	January 3, 2026	December 28, 2024	December 30, 2023
	(in thousands)		
Current:			
Federal	$ 7,056	$ 40,688	$ 28,326
State	229	1,156	879
Foreign	5,993	3,409	4,647
	13,278	45,253	33,852
Deferred:			
Federal	13,464	(25,287)	(22,429)
State	233	(871)	242
Foreign	(832)	(318)	(242)
	12,865	(26,476)	(22,429)
Total income tax expense	$ 26,143	$ 18,777	$ 11,423

Income before provision for income taxes is comprised of the following:

	Year Ended		
	January 3, 2026	December 28, 2024	December 30, 2023
	(in thousands)		
Domestic operations	$ 142,331	$ 207,747	$ 107,640
Foreign operations	$ 20,571	$ 12,700	$ 24,942

Beginning with its 2025 annual reporting, the Company adopted ASU 2023‑09 on a prospective basis. As a result of this adoption, the Company is presenting the following rate reconciliation. The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. federal income tax rate of 21% for the year ended January 3, 2026, to income before provision for income taxes as follows:

	Year Ended	
	January 3, 2026	
	(in thousands, except for percentages)	
U.S. federal statutory income tax rate	$ 34,209	21%
State and local income tax, net of federal (national) income tax effect*	366	0.1
Foreign tax effects		
Other foreign jurisdictions	975	0.6
Effect of cross-border tax laws		
Foreign Derived Intangible Income ("FDII") deduction	(6,865)	(4.2)
US Tax on foreign source income	(164)	(0.1)
Tax credits		
Research and development credits	(7,202)	(4.4)
Change in valuation allowance	793	0.5
Nontaxable or nondeductible items		
Share-based compensation	1,308	0.8
Non-deductible officer's compensation	3,127	1.9
Other	1,807	1.1
Changes in unrecognized tax benefits	267	0.3
Other adjustments		
Excess tax benefits from share-based compensation	(2,350)	(1.4)
Other	(128)	(0.1)
Provision for income taxes	$ 26,143	
Effective tax rate		16%

* State taxes that comprise greater than 50% of this category are California and Oregon.

ONTO INNOVATION INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

For the years ended December 28, 2024 and December 30, 2023, prior to the Company's adoption of ASU 2023‑09, the reconciliation of the provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. federal income taxes rate of 21% to income before provision for income taxes as follows:

	Year Ended		
	December 28, 2024		December 30, 2023
	(in thousands, except for percentages)		
Federal income tax provision at statutory rate	$ 46,294	$	27,842
State taxes, net of federal effect	2,171		1,389
Foreign taxes, net of federal effect	854		(2,000)
Foreign Derived Intangible Income ("FDII") Deduction	(16,960)		(12,662)
US tax on foreign source income	(207)		184
Tax effect of share-based compensation	(6,883)		(2,288)
Non-deductible officer's compensation	3,412		2,301
Research and development tax credit	(6,640)		(6,410)
Change in tax reserves	(2,648)		(1,133)
Change in valuation allowance	(1,790)		2,180
Withholding taxes	785		640
Other	389		1,380
Provision for income taxes	$ 18,777	$	11,423
Effective tax rate	9 %		9 %

Deferred tax assets and liabilities are comprised of the following:

	January 3, 2026		December 28, 2024
	(in thousands)		
Deferred tax assets:			
Reserves and accruals	$ 25,571	$	20,315
Deferred revenue	1,247		4,677
Share-based compensation	3,623		3,792
Tax credit carryforward	15,426		12,170
Net operating losses	1,423		1,618
Depreciation and amortization	266		162
Capitalized research and development	32,636		48,943
Operating lease liabilities	3,277		2,968
Other	541		1,162
Gross deferred tax assets	84,010		95,807
Less: valuation allowance	(15,426)		(12,170)
Total deferred tax assets after valuation allowance	68,584		83,637
Deferred tax liabilities:			
Depreciation and amortization	(82,135)		(38,144)
Operating lease right of use assets	(2,963)		(2,682)
Other	(23)		(4)
Gross deferred tax liabilities	(85,121)		(40,830)
Net deferred tax assets (liabilities)	$ (16,537)	$	42,807

At January 3, 2026 and December 28, 2024, the Company had recorded valuation allowances of $15.4 million and $12.2 million, respectively, on a certain portion of the Company's deferred tax assets to reflect the deferred tax assets at the net amount that is more likely than not to be realized. The Company maintains a valuation allowance against its federal foreign tax credit carryforwards of $1.0 million and state research and development credits of $14.4 million.

In assessing the realizability of deferred tax assets, the Company uses a more likely than not standard. If it is determined that it is more likely than not that deferred tax assets will not be realized, a valuation allowance must be established against the deferred tax assets. The ultimate realization of the assets is dependent on the generation of future taxable income during the periods in which the associated temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies when making this assessment. In making the determination that it is more likely than not that the Company's deferred tax assets will be realized as of January 3, 2026, the Company relied primarily on the reversal of deferred tax liabilities as well as projected future taxable income.

At January 3, 2026, the Company had tax effected federal, state, and foreign net operating loss carryforwards of $0.3 million, $0.9 million and $0.2 million, respectively. The federal, state and foreign net operating loss carryforwards expire on various dates beginning in 2033.

At January 3, 2026, the Company had foreign tax credit carryforwards and state research & development credits of $1.1 million, and $19.8 million, respectively. The foreign tax credit carryforwards are set to expire at various dates beginning December 31, 2030. The state research & development credit carryforwards are set to expire at various dates beginning December 31, 2028.

As of January 3, 2026, the Company has not provided U.S. income taxes on all its foreign earnings. The Company continues to permanently reinvest the cash held offshore to support its working capital needs. The Company has accrued $0.9 million for additional taxes associated with its Taiwan branch.

On July 4, 2025, the One Big Beautiful Bill Act ("The Act") was signed into law. The Act makes permanent key elements of the Tax Cuts and Jobs Act, including 100 percent bonus depreciation, domestic research cost expensing, increases the Advanced Manufacturing Investment Credit to 35 percent from 25 percent and makes modifications to the international tax framework. The Act includes multiple effective dates, with certain provisions effective in 2025 and others phased in through 2027. The Company continues to evaluate the impact of the Act's provisions that take effect in future years.

The total amount of unrecognized tax benefits are as follows:

	Year Ended		
	January 3, 2026	December 28, 2024	December 30, 2023
	(in thousands)		
Balance, beginning of the period	$ 12,995	$ 13,142	$ 13,010
Gross increases—tax positions in prior period	12,266	1,416	29
Gross decreases—tax positions in prior period	—	(33)	(100)
Gross increases—current-period tax positions	2,060	1,761	1,785
Closure of audit/statute limitation	(1,938)	(3,291)	(1,582)
Balance, end of the period	$ 25,383	$ 12,995	$ 13,142

The unrecognized tax benefits at January 3, 2026 and December 28, 2024 were $25.4 million and $13.0 million, respectively, of which $10.3 million and $6.7 million, respectively, would be reflected as an adjustment to income tax expense if recognized. The year-over-year increase from 2024to 2025 is primarily due to unrecognized tax benefits associated with the acquisition of Semilab USA, as well as build for current year unrecognized tax benefits, offset by reserve releases from expiring tax statutes.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. During the years ended January 3, 2026, December 28, 2024 and December 30, 2023, the Company recognized approximately $(12) thousand, $(223) thousand and $146 thousand, respectively, in interest and penalties (benefit) expense associated with uncertain tax positions. As of January 3, 2026 and December 28, 2024, the Company had accrued interest and penalties expense included in the table of unrecognized tax benefits of $545 thousand and $564 thousand, respectively.

The Company is subject to U.S. federal income tax as well as income tax in multiple state and foreign jurisdictions. The Company is subject to ordinary statute of limitation rules of three and four years for federal and state returns, respectively. However, due to tax attribute carryforwards, the Company is subject to examination for tax years 2022 forward for U.S. federal tax purposes with respect to carryforward amounts. The Company is also subject to examination in various states for tax years 2006 forward with respect to carryforward amounts. The Company is subject to examination for tax years 2016 forward for various foreign jurisdictions. The Company believes that adequate amounts have been reserved for any adjustments that may ultimately result from any future examinations of these years.

In the normal course of business, the Company is subject to tax audits in various jurisdictions, and such jurisdictions may assess additional income taxes or other taxes against it. Although the Company believes its tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different from the Company's historical income tax provisions and accruals. The results of an audit or litigation could have a material adverse effect on the Company's results of operations or cash flows in the period or periods for which that determination is made.

Cash paid for income taxes, net of refunds received, by jurisdiction pursuant to the disclosure requirements of ASU 2023-09 for the year ended January 3, 2026 is as follows:

	Year Ended
	January 3, 2026
	(in thousands)
Federal	$ 29,744
State	997
Foreign	5,298
Cash paid for income taxes, net of refunds received	$ 36,039

14.   Accumulated Other Comprehensive Loss:

Comprehensive income includes net income, foreign currency translation adjustments, and net unrealized gains and losses on available-for-sale debt securities. See the Consolidated Statements of Comprehensive Income for the effect of the components of comprehensive income on the Company's net income.

The components of accumulated other comprehensive income (loss), net of tax, are as follows:

	Foreign currency translation adjustments	Net unrealized gains (losses) on marketable securities	Accumulated other comprehensive income (loss)
		(in thousands)	
Balance at December 31, 2022	$ (7,115)	$ (2,895)	$ (10,010)
Net current period other comprehensive income (loss)	(1,549)	3,660	2,111
Balance at December 30, 2023	(8,664)	765	(7,899)
Net current period other comprehensive loss	(5,827)	(137)	(5,964)
Balance at December 28, 2024	(14,491)	628	(13,863)
Net current period other comprehensive income	3,485	357	3,842
Balance at January 3, 2026	$ (11,006)	$ 985	$ (10,021)

For the twelve months ended January 3, 2026, December 28, 2024 and December 30, 2023, tax effects on net income of amounts recorded in other comprehensive income (loss) were $98.5 thousand, $(36.8) thousand and $0.9 million, respectively.

15. Segment Reporting and Geographic Information:

The Company is organized and operates as one operating and reportable segment; the design, development, manufacture and support of high-performance control metrology, defect inspection, lithography and data analysis systems used by microelectronics device manufacturers. This determination is based on the management approach which designates internal information regularly available to the Chief Operating Decision Maker ("CODM") for making decisions and assessing performance as the source of determination of the Company's reportable segments. The Company's CODM, the Chief Executive Officer, reviews financial information presented on a consolidated basis for the purpose of making operating decisions and assessing financial performance.

The CODM uses net income as the measure of profit or loss to allocate resources and assess performance. The CODM regularly reviews net income as reported on the Company's consolidated statements of operations. Financial forecasts and budget to actual results used by the CODM to assess performance and allocate resources, as well as those used for strategic decisions related to headcount and capital expenditures are also reviewed on a consolidated basis. The CODM considers the impact of the significant segment expenses in the table below on net income when deciding whether to reinvest profits, propose share repurchase, or pursue strategic mergers and acquisitions.

The measure of segment assets is reported on the balance sheet as total assets. The CODM does not review segment assets at a level other than that presented in the Company's consolidated balance sheets.

The table below presents the Company's consolidated operating results including significant segment expenses:

	Year Ended		
	January 3, 2026	December 28, 2024	December 30, 2023
	(in thousands)		
Revenue	$ 1,005,263	$ 987,321	$ 815,868
Less:			
Adjusted cost of revenue [1]	456,578	457,855	388,429
Adjusted research and development [2]	132,668	109,572	103,656
Adjusted sales and marketing [2]	69,955	75,910	61,604
Adjusted general and administrative [3]	90,736	76,687	66,735
Other segment items:			
Restructuring and other [4]	63,389	23,077	10,599
Merger and acquisitions related [4]	19,601	7,653	2,607
Litigation [4]	—	27	11,337
Amortization	39,409	49,437	54,823
Operating income	132,927	187,103	116,078
Interest income, net	34,971	33,489	20,356
Other expense, net	(4,996)	(145)	(3,852)
Provision for income taxes	26,143	18,777	11,423
Net income	$ 136,759	$ 201,670	$ 121,159

[1] Excludes restructuring and other expenses and merger and acquisition related expenses

[2] Excludes merger and acquisition related expenses

[3] Excludes litigation expenses and merger and acquisition related expenses

[4] The Company excludes these expenses in order to provide better comparability between periods as they are not representative of the Company's ongoing operations.

Depreciation expense is a significant expense related to research and development expenses, sales and marketing expenses and general and administrative expenses as shown above. For the fiscal years ended January 3, 2026, December 28, 2024, and December 30, 2023 depreciation expense was $21.0 million, $12.9 million and $12.4 million, respectively.

The following table lists the different sources of revenue:

| | Year Ended | | | | | |
| | January 3, 2026 | | December 28, 2024 | | December 30, 2023 | |
	(in thousands, except for percentages)					
Systems and software	$ 847,835	84 %	$ 850,443	86 %	$ 683,316	84 %
Parts	84,200	8 %	76,584	8 %	74,604	9 %
Services	73,228	8 %	60,294	6 %	57,948	7 %
Total revenue	$ 1,005,263	100 %	$ 987,321	100 %	$ 815,868	100 %

The Company's significant operations outside the United States include sales, service and application offices in Asia and Europe. For geographical revenue reporting, revenue is attributed to the geographic location to which the product is shipped. Revenue by geographic region is as follows:

| | Year Ended | | |
| | January 3, 2026 | December 28, 2024 | December 30, 2023 |
	(in thousands)		
Revenue from third parties:			
Taiwan	$ 318,770	$ 307,538	$ 141,915
South Korea	279,416	285,695	169,323
United States	121,072	104,109	130,292
Japan	95,428	56,999	93,831
China	70,658	116,387	136,940
Southeast Asia	64,344	64,912	87,585
Europe	55,575	51,681	55,982
Total revenue	$ 1,005,263	$ 987,321	$ 815,868

The following customers represented 10% or more of the Company's total revenue for the respective years:

| Customer | Year Ended | | |
	January 3, 2026	December 28, 2024	December 30, 2023
Customer A	20 %	23 %	14 %
Customer B	15 %	17 %	19 %
Customer C	14 %	12 %	^

^ Total customer revenue was less than 10% of total revenue.

One customer's accounts receivable balance was individually greater than 10% of accounts receivable at January 3, 2026, representing approximately 12% of the Company's total accounts receivable.

Two customers' accounts receivable balances were individually greater than 10% of accounts receivable at December 28, 2024, representing, in the aggregate approximately 47% of the Company's total accounts receivable.

Substantially all of the Company's long-lived assets are located within the United States of America.

16.   Earnings Per Share:

Basic earnings per share is calculated using the weighted average number of shares of common stock outstanding during the period. Restricted stock units and stock options are included in the calculation of diluted earnings per share, except when their effect would be anti-dilutive. For the fiscal year ended January 3, 2026 the weighted average number of restricted stock units excluded from the computation of diluted earnings per share was 70 thousand. Anti-dilutive shares for the fiscal years ended December 28, 2024, and December 30, 2023, were immaterial.

The Company's basic and diluted earnings per share amounts are as follows:

	Year Ended		
	January 3, 2026	December 28, 2024	December 30, 2023
	(in thousands, except for per share data)		
Numerator:			
Net income	$ 136,759	$ 201,670	$ 121,159
Denominator:			
Basic earnings per share - weighted average shares outstanding	49,123	49,343	48,971
Effect of potential dilutive securities:			
Restricted stock units and employee stock purchase grants - dilutive shares	150	317	347
Diluted earnings per share - weighted average shares outstanding	49,273	49,660	49,318
Earnings per share:			
Basic	$ 2.78	$ 4.09	$ 2.47
Diluted	$ 2.78	$ 4.06	$ 2.46

17.   Share Repurchase Authorization:

In February 2024, the Onto Innovation Board of Directors approved a share repurchase authorization, which allows the Company to repurchase up to $200 million worth of shares of its common stock. Repurchases may be made through both public market and private transactions from time to time with shares purchased being subsequently retired. During the twelve months ended January 3, 2026, the Company repurchased and retired 492 thousand shares of its common stock under this repurchase authorization. At January 3, 2026, there was $99.9 million available for future share repurchases under this share repurchase authorization.

The following table summarizes the Company's stock repurchases:

	Year Ended		
	January 3, 2026	December 28, 2024	December 30, 2023
	(in thousands, except for per share data)		
Shares of common stock repurchased	492	157	46
Cost of stock repurchased	$ 75,015	$ 25,065	$ 3,197
Average price paid per share	$ 152.31	$ 159.16	$ 69.29

18.   Restructuring

From time to time, the Company approves restructuring plans, which include workforce reductions, to streamline operations and align the Company's cost structure with its business outlook. These restructuring plans may result in charges to cost of goods sold for streamlining of certain manufacturing activities or for inventory write-downs primarily related to the exit of older product lines. Charges to operating expenses primarily include employee severance costs that are paid during the period incurred, and charges for streamlining of certain operating activities.

Restructuring expenses recorded in the Consolidated Statements of Operations are as follows:

	Year Ended					
	January 3, 2026		December 28, 2024		December 30, 2023	
	(in thousands)					
Cost of goods sold	$	44,965	$	14,068	$	7,027
Operating expenses		18,424		9,009		3,572
Total restructuring expenses	$	63,389	$	23,077	$	10,599

ONTO INNOVATION INC. AND SUBSIDIARIES

SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Column A	Column B	Column C		Column D	Column E
Description	Balance at Beginning of Period	Charged to (Recovery of) Costs and Expense	Charged to Other Accounts (net)	Deductions	Balance at End of Period
Fiscal Year 2025:					
Allowance for credit losses .	$ 2,585	$ (175)	$ —	$ (52)	$ 2,462
Deferred tax valuation allowance.........................	12,170	3,256	—	—	15,426
Fiscal Year 2024:					
Allowance for credit losses .	$ 2,659	$ 100	$ —	$ 174	$ 2,585
Deferred tax valuation allowance.........................	13,960	—	—	1,790	12,170
Fiscal Year 2023:					
Allowance for credit losses .	$ 1,572	$ 245	$ 1,200	$ 358	$ 2,659
Deferred tax valuation allowance.........................	11,772	2,188	—	—	13,960


SIGNATURES


PURSUANT TO THE REQUIREMENTS OF SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.

Onto Innovation Inc.
(Registrant)

By: /s/ Michael P. Plisinski
        Michael P. Plisinski
        Chief Executive Officer
Date: February 24, 2026

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THIS REPORT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT AND IN THE CAPACITIES AND ON THE DATES INDICATED.

Signature	Title	Date
/s/ Michael P. Plisinski **Michael P. Plisinski**	Chief Executive Officer (Principal Executive Officer)	February 24, 2026
/s/ Brian K. Roberts **Brian K. Roberts**	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 24, 2026
/s/ Stephen D. Kelley **Stephen D. Kelley**	Director	February 24, 2026
/s/ Susan D. Lynch **Susan D. Lynch**	Director	February 24, 2026
/s/ David B. Miller **David B. Miller**	Director	February 24, 2026
/s/ Stephen S. Schwartz **Stephen S. Schwartz**	Director	February 24, 2026
/s/ Christopher A. Seams **Christopher A. Seams**	Director	February 24, 2026
/s/ May Su **May Su**	Director	February 24, 2026

Exhibit 21.1

SUBSIDIARIES

Name	Jurisdiction
Rudolph Technologies, Inc.	U.S.A.
4D Technology Corporation	U.S.A.
Inspectrology LLC	U.S.A.
Lumina Instruments Inc.	U.S.A
Semilab USA LLC	U.S.A
Onto Innovation Japan Co. Ltd.	Japan
Onto Innovation (Shanghai) Trading Co., Ltd.	China
Onto Innovation Germany GmbH	Germany
Onto Innovation Hong Kong Limited	Hong Kong
Onto Innovation Europe, B.V.	Netherlands
Onto Innovation Switzerland GmBH	Switzerland
Onto Innovation Korea Ltd.	Korea
Onto Innovation Southeast Asia Pte. Limited	Singapore
Onto Innovation Ireland Limited	Ireland
Onto Innovation Malaysia Sdn. Bhd.	Malaysia
Onto Innovation Vietnam PTE Company Limited	Vietnam
Neta SAS	France
Liteq B.V.	Netherlands

Exhibit 31.1

Rule 13a-14(a) Certification of Chief Executive Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Michael P. Plisinski, certify that:

1. I have reviewed this annual report on Form 10-K of Onto Innovation Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2026

By: /s/ Michael P. Plisinski
    Michael P. Plisinski
    Chief Executive Officer

Exhibit 31.2

Rule 13a-14(a) Certification of Chief Financial Officer
Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Brian K. Roberts, certify that:

1. I have reviewed this annual report on Form 10-K of Onto Innovation Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 24, 2026

By: /s/ Brian K. Roberts
　　 Brian K. Roberts
　　 Chief Financial Officer

Exhibit 32.1

**CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, Michael P. Plisinski, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Onto Innovation Inc. on Form 10-K for the year ended January 3, 2026 fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Onto Innovation Inc.

Date: February 24, 2026

By: /s/ Michael P. Plisinski
    Michael P. Plisinski
    Chief Executive Officer

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Brian K. Roberts, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Onto Innovation Inc. on Form 10-K for the year ended January 3, 2026 fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934 and that the information contained in the Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operations of Onto Innovation Inc.

Date: February 24, 2026

By: /s/ Brian K. Roberts
    Brian K. Roberts
    Chief Financial Officer



2026 PROXY STATEMENT



NOTICE OF 2026 ANNUAL MEETING OF STOCKHOLDERS

Date:	Wednesday, May 20, 2026
Time:	8:00 a.m., Eastern Time
Place:	The Company's offices located at 16 Jonspin Road, Wilmington, MA 01887
Record Date:	Only stockholders of record at the close of business on March 24, 2026 are entitled to vote at the meeting and any adjournment or postponement thereof for which no new record date is set.
Items of Business:	1. To elect the Board's seven nominees for director to serve until the next Annual Meeting and until their successors are duly elected and qualified;
	2. To approve, on an advisory (non-binding) basis, the compensation of our named executive officers as disclosed in this proxy statement;
	3. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026; and
	4. To transact such other business as may properly come before the meeting and any adjournment or postponement thereof.

These items of business are described more fully below in this proxy statement. This year we will be providing access to our proxy materials via the Internet in accordance with the Securities and Exchange Commission's "Notice and Access" rules. On or about April 6, 2026, we will be mailing to our stockholders our Notice of Internet Availability of Proxy Materials, which contains instructions for accessing our 2026 proxy statement and 2025 annual report to stockholders and how to vote online. In addition, the Notice of Internet Availability of Proxy Materials will contain instructions on how to request a paper copy of the 2026 proxy statement and 2025 annual report to stockholders.

Your vote is important. As always, we encourage you to vote your shares as soon as possible and prior to the Annual Meeting even if you plan to attend the Annual Meeting. Voting early will ensure your shares are represented at the Annual Meeting, regardless of whether you attend the Annual Meeting. You may cast your vote via the Internet, by telephone, or during the Annual Meeting. If you receive a paper copy of the proxy card by mail, you may also mark, sign, date, and return the proxy card in the accompanying postage-prepaid envelope.

**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
ANNUAL MEETING OF STOCKHOLDERS TO BE HELD MAY 20, 2026:**

This notice, the proxy statement, and the 2025 annual report to stockholders are available at:
https://www.ontoinnovation.com/ar-proxy

FOR THE BOARD OF DIRECTORS

Yoon Ah E. Oh
Corporate Secretary
Wilmington, Massachusetts
April 6, 2026

PROXY STATEMENT

TABLE OF CONTENTS

	Page

Forward Looking Statements

Certain statements in this proxy statement of Onto Innovation Inc. (referred to in this proxy statement, together with its consolidated subsidiaries, unless otherwise specified or suggested by the context, as the "Company," "Onto Innovation," "we," "our," or "us") are "forward-looking statements" or are based on "forward-looking statements," including, but not limited to, those concerning: our business momentum and future growth; technology development, product introduction and acceptance of our products and services; our manufacturing practices and ability to deliver both products and services consistent with our customers' demands and expectations and to strengthen our market position; our expectations regarding the semiconductor market outlook; and future revenue, gross profits, research and development and engineering expenses, selling, general and administrative expenses, and cash requirements. Statements contained or incorporated by reference in this proxy statement that are not purely historical are forward-looking statements and are subject to safe harbors created under Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as, but not limited to, "anticipate," "believe," "continue," "estimate," "expect," "intend," "plan," "should," "may," "could," "will," "would," "forecast," "project" and words or phrases of similar meaning, as they relate to our management or us. Forward-looking statements contained herein reflect our current expectations, assumptions and projections with respect to future events and are subject to certain risks, uncertainties and assumptions, including, but not limited to, the following: our ability to leverage our resources to improve our position in our core markets; our ability to weather difficult economic environments; our ability to open new market opportunities and target high-margin markets; the strength/weakness of the back-end and/or front-end semiconductor market segments; fluctuations in customer capital spending; our ability to effectively manage our supply chain and adequately source components from suppliers to meet customer demand; the effects of political, economic, legal, and regulatory changes , including tariffs and trade disputes, or conflicts on our global operations; our ability to adequately protect our intellectual property rights and maintain data security; the effects of natural disasters or public health emergencies on the global economy and on our customers, suppliers, employees, and business; our ability to effectively maneuver global trade issues and changes in trade and export regulations, tariffs and license policies; our ability to maintain relationships with our customers and manage appropriate levels of inventory to meet customer demands; our ability to successfully integrate acquired businesses and technologies including the Semilab business, and to realize the anticipated benefits of such acquisitions; and those identified in Part I, Item 1A. "Risk Factors" of our Form 10-K for the fiscal year ended January 3, 2026. Actual results may differ materially and adversely from those included in the forward-looking statements. Forward-looking statements reflect our position as of the date of this proxy statement and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

PROXY SUMMARY

This summary highlights information contained elsewhere in the proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement carefully before voting.

Stockholder Voting Matters

Voting Matter	Board Vote Recommendation	Page Reference for More Information
Proposal 1: Election of Directors	FOR ALL	6
Proposal 2: Advisory Vote to Approve Named Executive Officer Compensation	FOR	26
Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2026	FOR	69

CORPORATE GOVERNANCE HIGHLIGHTS

Snapshot of Board Composition

The following table presents a snapshot of the expected composition of the Onto Innovation Board of Directors (the "Board" or "Board of Directors") immediately following the 2026 Annual Meeting, assuming the election of all nominees named in the proxy statement.

Board Characteristic	Onto Innovation
Total Number of Directors	7
Percentage of Independent Directors	86%
Average Age of Directors (years)	64.4
Average Tenure of Directors (years)	6
Separate Chairperson and CEO roles	Yes
Independent Chairperson	Yes
Audit Committee Financial Experts	1
Female Director Representation	29%
Race/Ethnicity Diversity Representation	14%

Snapshot Of Board Governance And Compensation Policies

The following table presents a snapshot of the Onto Innovation Board governance and compensation policies currently in effect.

Policy	Onto Innovation
Majority Voting for All Directors	Yes
Regular Executive Sessions of Independent Directors	Yes
Annual Board, Committee, and Director Evaluations	Yes
Risk Oversight by Full Board and Committees	Yes
Independent Audit, Compensation, and Nominating & Governance Committees	Yes
Code of Business Conduct and Ethics for Employees and Directors	Yes
Financial Information Integrity Policy	Yes
Stock Ownership Requirement for Directors	3x annual retainer
Stock Ownership Requirement for CEO	3x base salary
Stock Ownership Requirement for other NEOs	1x base salary
Stock-Based Award Grant Date Policy	Yes
Anti-Hedging, Anti-Short Sale & Anti-Pledging Policies	Yes
Incentive Compensation Recovery Policy	Yes
No Tax Gross-Up Provisions	Yes
No Poison Pill	Yes
Stock Buyback Program	Yes
Double Trigger Change-in-Control Provisions for Executive Officers	Yes
Annual Environmental, Social, and Governance Report	Yes

Snapshot Of Board Governance And Compensation Policies Newly Implemented Or Adjusted In Past Year

The following presents a snapshot of the Onto Innovation Board governance and compensation policies that were newly implemented or adjusted in the past year.

- After the 2025 Annual Meeting of Stockholders, the following actions were taken with regard to the composition, leadership structure and standing committees of the Board:

    ο Effective as of the 2025 Annual Meeting, Christine A. Tsingos and Leo Berlinghieri stepped down from the Board and the size of the Board was reduced to 7 members.

    ο The Audit Committee was reduced to three members with Ms. Tsingos and Mr. Berlinghieri's departures. Susan D. Lynch remained as chairperson and Stephen D. Kelley and Stephen S. Schwartz remained as members.

    ο Ms. Lynch was appointed to the Compensation Committee and David B. Miller stepped down from the Committee. With Ms. Tsingos' departure, the Compensation Committee's size was reduced to three members. May Su remained as chairperson and Mr. Kelley remained as a member.

    ο The Nominating and Governance Committee size was reduced to three members with Mr. Berlinghieri's departure. Mr. Miller remained as chairperson and Christopher A. Seams and Ms. Su remained as members.

    ο Mr. Schwartz was appointed to the M&A Committee and Ms. Lynch stepped down from the Committee. Mr. Seams remained as chairperson and Mr. Miller remained as a member.

- The annual review of the charters for the Audit, Compensation, M&A and Nominating & Governance Committees was performed and completed. The Board also reviewed and approved updates to the Company's Code of Business Conduct and Ethics and Financial Information Integrity Policy.

innovation®

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PROXY STATEMENT

The proxy detailed herein is solicited on behalf of the Board of Directors of Onto Innovation for use at the 2026 Annual Meeting of Stockholders to be held May 20, 2026 at 8:00 a.m. Eastern Time (the "Annual Meeting"), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held at the Company's offices located at 16 Jonspin Road, Wilmington, MA 01887. Directions to the Annual Meeting may be found on our website (www.ontoinnovation.com) by clicking on "Company," "Locations & Contact Info," scrolling to "USA: Massachusetts: Headquarters, Office Location" and clicking "Get Directions". Information contained on or available through our website is not incorporated by reference in or made part of this proxy statement and any references to our website are intended to be inactive textual references only. The Company's telephone number is (978) 253-6200.

On or about April 10, 2026, we will furnish a Notice of Internet Availability of Proxy Materials ("Notice") to our stockholders containing instructions on how to access the proxy materials online at:


https://www.ontoinnovation.com/ar-proxy


Instructions on how to vote online and to request a printed copy of the proxy materials may be found in the Notice. If you receive a Notice by mail, you will not receive a paper copy of the proxy materials unless you request such materials by following the instructions contained in the Notice. Your vote is important, regardless of the extent of your holdings.

Our principal executive offices are located at 16 Jonspin Road, Wilmington, Massachusetts 01887.

PROPOSAL 1
ELECTION OF DIRECTORS

Nominees

The Company's Amended and Restated Certificate of Incorporation ("Charter") provides that directors shall be elected at each Annual Meeting of Stockholders, and that each director of the Company shall serve until the expiration of the term for which he or she is elected and until his or her successor is duly elected and qualified, or until his or her earlier death, resignation, disqualification or removal.

Based on the recommendation of the Nominating & Governance Committee, the seven director nominees approved by the Board for inclusion in this proxy statement and for election at the Annual Meeting are:

Stephen D. Kelley	**Susan D. Lynch**	**David B. Miller**
Michael P. Plisinski	**Stephen S. Schwartz**	**Christopher A. Seams** **May Su**

Each nominee is currently serving as a director of Onto Innovation. In making its recommendations, the Nominating & Governance Committee considered a number of factors, including its criteria for Board membership, which include the qualifications that must be possessed by a director candidate in order to be nominated for a position on our Board. Each nominee has indicated that he or she will serve if elected. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the Company's seven nominees. In the event that any nominee of the Company becomes unable or unavailable to serve as a director at the time of the Annual Meeting (which we do not anticipate) the proxy holders will vote the proxies for any substitute nominee who is designated by the current Board to fill the vacancy. Alternatively, the Board, in its discretion, may elect not to nominate a substitute and to reduce the size of the Board. We do not have any reason to believe that any of the nominees will be unable or will decline to serve as a director.

Board Composition and Refreshment

A priority of the Nominating & Governance Committee and the Board as a whole is making certain that the composition of the Board reflects the desired professional experience, skills, and backgrounds in order to present an array of viewpoints and perspectives, help develop and execute strategy for the future, and effectively represent the long-term interests of stockholders. Further, the Board recognizes the importance of Board refreshment in order to continue to achieve an appropriate balance of tenure, turnover, diversity of perspectives, and skills on the Board. Our Corporate Governance Guidelines and Director Candidate Policy, each of which is approved by the Board, provide that our Nominating & Governance Committee is responsible for identifying and recommending director candidates to the Board based on a variety of factors, including (among other things) the size, composition and needs of the Board, a candidate's competencies, skills and excellence in his or her field, how the candidate would contribute to the Board's overall balance of expertise, perspectives, backgrounds and experiences, and issues of character, judgment, independence, age, diversity, length of service, and potential conflicts of interest. The Company does not have a formal policy with respect to the diversity of its directors.

Vote Required

Pursuant to the Company's Amended and Restated Bylaws ("Bylaws"), our directors are elected by the affirmative vote of the majority of the votes cast (provided, however, that if the number of nominees exceeds the number of directors to be elected, directors will be elected by a plurality voting standard). In order for a director in an uncontested election to be elected, the number of votes cast "for" his/her election must exceed the number of votes cast "against" his/her election (with "abstentions" and "broker non-votes" not counted as a vote cast either "for" or "against" that director's election). If a nominee who is an incumbent director receives a greater number of "against" votes for election than "for" votes in an uncontested election and is not elected, our Corporate Governance Guidelines provide that such director must promptly tender a resignation to the Board. Our Nominating & Governance Committee would then make a recommendation to the Board on whether to accept or reject the tendered resignation, or whether other action should be taken. Within 90 days after the date of the certification of the election results, our Board will act on any such tendered resignation and publicly disclose (in a press release, a filing with the SEC, or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind the decision.

Information about the Nominees and Continuing Directors

Our Board and its Nominating & Governance Committee believe that all of the director nominees are highly qualified, have demonstrated leadership skills, and have the requisite experience and judgment in areas that are relevant to our business. We believe that their ability to challenge and stimulate management and their dedication to the affairs of the Company collectively serve the interests of the Company and its stockholders. The Company is unaware of any arrangements or understandings between any director or nominee and any other person(s) pursuant to which any director or nominee was or is to be selected.

The seven nominees for director are set forth below. All information is as of the record date.

Name	Principal Occupation	Board Tenure[1]
Stephen D. Kelley	President and Chief Executive Officer of Advanced Energy Industries, Inc.	3.2 years
Susan D. Lynch	Former Senior Vice President and Chief Financial Officer of V2X, Inc.	2 years
David B. Miller	Former President of DuPont Electronics & Communications	10.7 years
Michael P. Plisinski	Chief Executive Officer of Onto Innovation Inc.	10.4 years
Stephen S. Schwartz	Former Chief Executive Officer of Azenta, Inc.	1.7 years
Christopher A. Seams	Former Chief Executive Officer of Deca Technologies Inc.	10.7 years
May Su	Former Chief Executive Officer of Kateeva, Inc.	4.1 years

(1) On October 25, 2019 (the "Merger Date"), Rudolph Technologies, Inc. merged with and into Nanometrics Incorporated, which was then renamed Onto Innovation Inc. (the "2019 Merger"). Unless otherwise indicated or context otherwise requires, as used herein "Nanometrics" refers to Nanometrics Incorporated and its subsidiaries prior to the Merger Date and "Rudolph" refers to Rudolph Technologies, Inc. and its subsidiaries prior to the Merger Date. Board tenure includes time served on the Rudolph Board of Directors or the Nanometrics Board of Directors, as applicable, prior to the Merger Date.

There are no family relationships between any directors or executive officers of the Company. The Nominating & Governance Committee considered the professional experience, skills, and backgrounds of the nominees and recommended the nominees to the full Board.

The following reflects additional information regarding the background and qualifications of our director nominees, including the experience and skills that support the Board's determination that each director nominee should serve on our Board.


BOARD SKILLS MATRIX
BROAD INTERNATIONAL EXPERIENCE
RELEVANT SENIOR LEADERSHIP / CEO EXPERIENCE
HIGH LEVEL OF FINANCIAL EXPERIENCE
EXTENSIVE KNOWLEDGE OF COMPANY BUSINESS / INDUSTRY
INNOVATION / TECHNOLOGY EXPERIENCE
CYBERSECURITY EXPERIENCE
0
1
2
3
4
5
6
7
NUMBER OF DIRECTORS REFLECTING TRAIT
Nominee Directors

The director nominees for 2026 voluntarily self-identified with the following diversity characteristics:

- Gender Self-Identification: 71% Male / 29% Female
- Race/Ethnicity Identification: 86% White / 14% Asian
- LGBTQ+ Identification: None

NOMINEES FOR DIRECTOR

Stephen D. Kelley



Director Since:	January 2023
Age:	63
Independent Status:	Independent Director
Board Committee(s):	Audit, Compensation
Other Public Company Boards:	Advanced Energy Industries, Inc. (since March 2021)
	Amkor Technology, Inc. (2013-2020)

Mr. Kelley has served as President & Chief Executive Officer of Advanced Energy Industries, Inc., which designs and manufactures power delivery systems for semiconductor wafer fabrication equipment and other applications, since March 2021. Previously, Mr. Kelley served as President and Chief Executive Officer of Amkor Technology, Inc., a leading semiconductor packaging and test company, from May 2013 to June 2020. Prior to joining Amkor, Mr. Kelley served as Senior Advisor to Advanced Technology Investment Company, the Abu Dhabi-sponsored investment company that owned GlobalFoundries Inc. at the time, from June through November 2012. Mr. Kelley served as Executive Vice President and Chief Operating Officer of Cree, Inc. from 2008 to 2011. Prior to joining Cree, Mr. Kelley held executive leadership roles at Texas Instruments Inc. and Philips Semiconductors. Mr. Kelley holds a B.S. in Chemical Engineering from the Massachusetts Institute of Technology and a J.D. from Santa Clara University.

Key Qualifications, Attributes, Skills and Experience

With over 30 years of leadership experience in the semiconductor industry, Mr. Kelley has a comprehensive understanding of our industry and extensive management experience. Mr. Kelley also possesses first-hand knowledge of our customer base and has in-depth experience in strategic planning, business development, technology, manufacturing, and operations relevant to our business.

Susan D. Lynch



Director Since:	March 2024
Age:	64
Independent Status:	Independent Director
Board Committee(s):	Audit (Chairperson), Compensation
Other Public Company Boards:	Allegro Microsystems, Inc. (since November 2021); Crane
	Company (since August 2024)

Ms. Lynch served as the Senior Vice President and Chief Financial Officer at V2X (formerly Vectrus, Inc.) from August 2019 to September 2023. From April 2016 to July 2019, Ms. Lynch was the Executive Vice President and Chief Financial Officer for Sungard Availability Services. Before joining Sungard, from 2007 to 2015, Ms. Lynch was the Executive Vice President and Chief Financial Officer for Hitachi Vantara (formerly Hitachi Data Systems). From 2005 to 2007, Ms. Lynch was Vice President and Chief Financial Officer of Raytheon Technical Services. Before joining Raytheon, Ms. Lynch held a number of roles of increasing financial responsibility with Honeywell International Inc. from 1984 to 2005. Ms. Lynch received her B.A. in Accounting and Business Administration from MidAmerica Nazarene University. In 2023, Ms. Lynch was awarded the prestigious Greater Washington Technology Public Company CFO of the Year Award by the Northern Virginia Technology Council. Ms. Lynch is a Certified Public Accountant and a member of the National Association of Corporate Directors (NACD).

Key Qualifications, Attributes, Skills and Experience

Ms. Lynch has more than 35 years of executive and financial management experience through senior leadership roles in the technology, aerospace and defense, and industrial manufacturing industries, making her well qualified to serve as a member of our Board.

David B. Miller



Director Since:	July 2015
Age:	69
Independent Status:	Independent Director
Board Committee(s):	Nominating & Governance (Chairperson), M&A
Other Public Company Boards:	Merrimac Industries, Inc. (2002-2008)

Mr. Miller served as Rudolph's non-executive Chairperson from August 2018 through the Merger Date. From June 1981 to November 2015, Mr. Miller served in various positions, most recently as President, at DuPont Electronics & Communications, an electronic materials company. Mr. Miller previously served as the President of the University of Virginia School of Engineering & Applied Science Foundation from 2016 to 2018. Mr. Miller also served on the board of directors of Semiconductor Equipment and Materials International (SEMI) from 2011 to 2015 and on the board of the North Carolina Chamber of Commerce from 2010 to 2015. He has also served on several electronics joint venture boards in the U.S. and Asia. Mr. Miller holds a B.S. in Electrical Engineering from the University of Virginia.

Specific Qualifications, Attributes, Skills and Experience

Mr. Miller has over 40 years of experience in the electronics industry. In his prior roles, including as President of DuPont Electronics & Communications, he had oversight of technology advancement, complex financial transactions, profit and loss responsibility and investor relations, and brings substantial management and market expertise to the Board. Mr. Miller also has substantial international experience, having served on several electronics joint venture boards in the U.S. and Asia as well as on the board of SEMI International.

Michael P. Plisinski



Director Since:	November 2015
Age:	56
Independent Status:	Non-Independent Director
Board Committee(s):	None
Other Public Company Boards:	None

Mr. Plisinski has served as the Company's Chief Executive Officer since the Merger Date and was previously Chief Executive Officer of Rudolph from November 2015 through the Merger Date. Prior to his appointment as Rudolph's CEO, Mr. Plisinski served as Rudolph's Executive Vice President and Chief Operating Officer from October 2014 to November 2015 and as Vice President and General Manager of its Data Analysis and Review Business Unit from February 2006 until October 2014. From February 2004 to February 2006, Mr. Plisinski served as Vice President of Engineering at August Technology, which was acquired by Rudolph. Mr. Plisinski joined August Technology in connection with its acquisition of Counterpoint Solutions, a supplier of optical review and automated metrology equipment, where he was the sole founder and President from June 1999 to July 2003. Mr. Plisinski has served on the board of directors of Cognizer.AI, a software company that specializes in deep-learning powered natural language intelligence, since August 2020, and on the board of directors of the Massachusetts High Technology Council, Inc. since May 2022. Mr. Plisinski has a B.S. in Computer Science from the University of Massachusetts and has completed the Advanced Management Program from Harvard Business School.

Key Qualifications, Attributes, Skills and Experience

Mr. Plisinski brings to our Board of Directors insights based on his leadership roles at the Company and his deep knowledge of our products, markets, customers, culture, and organization.

Stephen S. Schwartz



Director Since:	July 2024
Age:	66
Independent Status:	Independent Director
Board Committee(s):	Audit, M&A
Other Public Company Boards:	Azenta, Inc. (2010-2024)
	Spire Inc. (2018-2024)

Dr. Schwartz served as President and Chief Executive Officer of Azenta, Inc., formerly Brooks Automation, Inc. from October 2010 to September 2024. Brooks Automation was a leading provider of manufacturing automation solutions for the semiconductor industry and life science sample-based services and solutions for the life sciences market. In February 2022, under Dr. Schwartz's leadership, Brooks Automation separated its business into two different companies, Azenta, which operates in the life sciences market, and Brooks Automation, which operates in the semiconductor industry. Prior to Brooks Automation, Dr. Schwartz served as the President, Chief Executive Officer and Chairman of Asyst Technologies from 2002 until 2009, and as Executive Vice President, Product Groups and Operations from 2001 to 2002. Prior to joining Asyst Technologies, Dr. Schwartz served as the President of Consilium Inc., an Applied Materials, Inc. company, from 1999 to 2001. Dr. Schwartz began his career at Applied Materials. Dr. Schwartz received his B.S., M.S. and Ph.D. in Electrical Engineering from Purdue University and received his M.B.A. from the University of Chicago.

Key Qualifications, Attributes, Skills and Experience

With over 25 years of leadership experience at high technology companies, Dr. Schwartz brings a strong background in technical leadership to Onto Innovation's Board of Directors. Dr. Schwartz also possesses extensive knowledge of our industry and customer base and has in-depth experience in strategic planning, business development, technology, manufacturing, and operations relevant to our business.

Christopher A. Seams



Director Since:	August 2015
Age:	63
Independent Status:	Independent Director
Board Committee(s):	Nominating & Governance, M&A (Chairperson)
Other Public Company Boards:	Xperi Inc. (since October 2013)

Mr. Seams served as Chief Executive Officer of Deca Technologies Inc., a wafer-level electronic interconnect solutions provider to the semiconductor industry, from June 2013 to August 2016. Prior to Deca Technologies, Mr. Seams served as Executive Vice President of Sales and Marketing at Cypress Semiconductor Corporation, a semiconductor design and manufacturing company, and held various technical and operational management positions in its manufacturing, development, and operations departments. Prior to joining Cypress in 1990, Mr. Seams worked in process development for Advanced Micro Devices, Inc. and Philips Research Laboratories. Mr. Seams holds a B.S. in Electrical Engineering from Texas A&M University and an M.S. in Electrical and Computer Engineering from the University of Texas at Austin. Mr. Seams also has a Professional Certificate in Advanced Computer Security from Stanford University and is a senior member of the Institute of Electrical and Electronics Engineers. Mr. Seams is a member of the American College of Corporate Directors (ACCD) as well as a member and Certified Director of the National Association of Corporate Directors (NACD).

Key Qualifications, Attributes, Skills and Experience

Mr. Seams has over 30 years of experience within the semiconductor industry. During that time, he has gained substantial management, financial and international experience as a senior leader at multiple companies. He also brings to the Board technology and innovation experience gained through an array of technical and operational management positions in manufacturing, development, operations, and process development.



Director Since:	March 2022
Age:	68
Independent Status:	Independent Director
Board Committee(s):	Compensation (Chairperson), Nominating & Governance
Other Public Company Boards:	Kateeva, Inc. (2020-2022)

Ms. Su served as Chief Executive Officer of Kateeva, Inc., a company that builds inkjet deposition equipment solutions, from March 2020 to October 2022. Prior to becoming Chief Executive Officer, Ms. Su served as Kateeva's Chief Marketing Officer starting in January 2018 and added the role of Senior Vice President of Sales in May 2019. Before joining Kateeva, Ms. Su was an independent consultant from 2016 to 2018. From 2012 to 2016, Ms. Su served in an array of senior management roles, including Vice President, Strategic Marketing and Vice President Strategic OEM Sales, for Brooks Automation, Inc., a provider of automation, vacuum and instrumentation equipment for multiple markets, including semiconductor manufacturing. From 2009 to 2012, Ms. Su served as Vice President and General Manager for Crossing Automation Inc., a manufacturer of fabrication and tool automation products, which was acquired by Brooks Automation in 2012. Before her role at Crossing Automation, Ms. Su was President of U.S. & European Field Operations for Nova Measuring Instrument, Inc., a provider of metrology devices for advanced process control used in semiconductor manufacturing, and held other senior management roles with Aviza Technology, Inc., New-Wave Research, KLA-Tencor Corporation and Lam Research Corporation. Ms. Su holds a B.S. in Mechanical Engineering from Cornell University, an M.S. in Mechanical Engineering from University of California-Berkeley, and an M.B.A. from Santa Clara University, Leavey School of Business. Ms. Su also serves on the board of directors of Applied Engineering, Inc., a high-tech contract manufacturing company.

Key Qualifications, Attributes, Skills and Experience

Ms. Su has over 40 years of experience within the semiconductor capital equipment industry. During that time, she has gained substantial management, international and financial experience in her role as Chief Executive Officer of Kateeva, Inc., as well as in other executive and general manager roles.

**The Board recommends voting "FOR"
all of the nominees set forth above.**

CORPORATE GOVERNANCE PRINCIPLES AND PRACTICES

Onto Innovation is committed to sound and effective corporate governance practices. Having such practices is essential to running our business efficiently and maintaining our integrity in the marketplace. The major components of our corporate governance practices are described below.

Board Leadership Structure

The roles of Chief Executive Officer ("CEO") and Chairperson of the Board at Onto Innovation are held by separate individuals. Our Board is led by Christopher A. Seams, who is an independent director and also Chairperson of the Board. The Board's primary responsibility is to oversee management of the Company. Company management is led by Michael P. Plisinski, who serves as our CEO and a director.

Our Board is currently comprised of one non-independent director, Mr. Plisinski, and six independent directors, each of whom has been affirmatively determined by our Board to meet the criteria for independence established by the Securities and Exchange Commission ("SEC") and the New York Stock Exchange ("NYSE"). The independent directors meet periodically in executive session chaired by the Chairperson without the CEO or other management present. Furthermore, each director is encouraged to suggest items for the Board agenda in advance of any meeting and to raise at any Board meeting subjects that are not on the agenda for that meeting.

The Board believes that, at the current time, the designation of an independent Chairperson of the Board facilitates the functioning of the Board, while leaving the CEO with the responsibility for setting the strategic direction for the Company and for the day-to-day leadership and performance of the Company. The independent Chairperson of the Board:

- Presides at all meetings of the stockholders and the Board at which he or she is present;
- Establishes the agenda for each Board and stockholder meeting;
- Calls and prepares the agenda for and presides over executive sessions of the independent directors;
- Acts as a liaison between the independent directors and the Company's management; and
- Performs such other powers and duties as may from time to time be assigned by the Board or as may be prescribed by the Bylaws.

Board Meetings

In 2025, each incumbent director attended 100% of the regular quarterly Board meetings and meetings of Board committees on which such director served during the time such director served on the Board. One director was unable to attend one additional, telephonic, Board meeting. Although the Company does not currently have a formal policy regarding the attendance of directors at the Annual Meeting of Stockholders, directors are expected to attend. All members of the Board who stood for reelection at the Company's 2025 Annual Meeting of Stockholders attended the Annual Meeting.

In 2025, the Board held a total of seven Board meetings. On four occasions during 2025, the Board met in executive session in which only the independent Board members were present.

The Board makes an annual determination as to the independence of each of our Board members under the current standards for "independence" established by the NYSE and the SEC. The Board has determined that the following nominees for election as directors to our Board are independent under the NYSE Listing Rules and SEC rules: Stephen D. Kelley, Susan D. Lynch, David B. Miller, Stephen S. Schwartz, Christopher A. Seams, and May Su. Michael P. Plisinski, due to his position as our CEO, is not considered to be independent.

During 2025, none of the independent members of our Board was a party to any transactions, relationships, or arrangements that were considered by the Board to impair his or her independence.

Oversight Of Risk

One of the Board's primary responsibilities is reviewing the Company's strategic plans and objectives, including oversight of the principal risk exposures of the Company. In particular, the Board is responsible for monitoring and assessing strategic risk exposure, including determining the nature and level of risk appropriate for the Company. The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through the standing Board committees, which address risks inherent in their respective areas of oversight.

The Audit Committee assists the Board in oversight and monitoring of the financial and legal risks facing the Company, management's approach to addressing these risks and strategies for risk mitigation. On at least an annual basis, the Audit Committee reviews, and discusses with management, policies and systems pursuant to which management addresses risk, including risks associated with our audit, financial reporting, internal control, disclosure control, regulatory compliance, and investment policies. Our Audit Committee is also tasked with overseeing risks from cybersecurity threats. Members of the Audit Committee receive updates on cybersecurity matters on a quarterly basis from one or more representatives from the Company's Cyber Security Council ("CSC"), which is composed of our Senior Executive Team, our Vice President of IT, and our IT Security Director, and provides executive level supervision of cybersecurity risks. These updates include a discussion of existing and new cybersecurity risks (if any), updates on how management is addressing and/or mitigating those risks, and the status of information security initiatives. In addition, the Audit Committee monitors and oversees compliance with the Company's Financial Information Integrity Policy.

Our Nominating & Governance Committee oversees risks related to governance issues, such as succession planning. It also monitors and oversees legal compliance and compliance with the Company's Code of Business Conduct and Ethics, including the investigation and enforcement of the provisions of the Code of Business Conduct and Ethics. In addition, our Compensation Committee, at least annually, reviews our compensation program to ensure that it does not encourage excessive risk-taking. Each of our Committees regularly reviews with our Board any issues that arise in connection with risk matters within the scope of its responsibilities and, in accordance with our Corporate Governance Guidelines, our full Board regularly engages in discussions of risk management to assess major risks facing our Company and review options for the mitigation of such risks. As a result of the foregoing, we believe that our CEO, together with the Chairpersons of our Audit, Compensation and Nominating & Governance Committees and our full Board, provide effective oversight of Company risk.

Board Committees

The Board has four standing committees with separate chairpersons: the Audit, Compensation, Nominating & Governance, and M&A Committees. Each of the Board committees is composed solely of independent directors and has adopted a written charter that sets forth the specific responsibilities and qualifications for membership on the committee. The charters of these committees are available on our website at:

https://investors.ontoinnovation.com/governance/governance-documents/

During 2025, the members of and number of meetings held by the Company's Board committees were as follows:

Committee Chairperson	Committee Members	Number of Meetings Held in 2025
Audit Committee		
Susan D. Lynch	Leo Berlinghieri [1]	9
	Stephen D. Kelley	
	Stephen S. Schwartz	
	Christine A. Tsingos [1]	
Nominating & Governance Committee		
David B. Miller	Leo Berlinghieri [1]	4
	Christopher A. Seams	
	May Su	
Compensation Committee		
May Su	Stephen D. Kelley	5
	Susan D. Lynch [2]	
	David B. Miller [1]	
	Christine A. Tsingos [1]	
M&A Committee		
Christopher A. Seams	Susan D. Lynch [1]	5
	David B. Miller	
	Stephen S. Schwartz [2]	

(1) Committee member until May 2025.
(2) Committee member effective as of May 2025.

Audit Committee

The current members of the Audit Committee are Stephen D. Kelley, Susan D. Lynch, who also serves as chairperson of the committee, and Stephen S. Schwartz. The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of the integrity of our financial statements, our accounting policies and procedures and our compliance with legal and regulatory requirements. Among its functions, the Audit Committee is responsible for:

- The appointment, compensation, performance evaluation, retention, and oversight of the Company's independent registered public accounting firm;
- The approval of services performed by the Company's independent registered public accounting firm;
- Reviewing the responsibilities, functions, and performance of the Company's internal audit function;

- Reviewing the scope and results of internal audits and ongoing assessments of the Company's risk management processes and system of internal control;
- Reviewing and approving in advance any related party transactions; and
- Evaluating the Company's system of internal control over financial reporting and disclosure controls and procedures.

The report of our Audit Committee is found below under the caption "Audit Committee Report."

The Board has determined that each of the Audit Committee members meets the Audit Committee membership requirements set forth by the NYSE and the SEC, including that they be "independent" and financially literate. Furthermore, the Board has determined that Ms. Lynch qualifies as an "Audit Committee Financial Expert" as that term is defined under SEC rules and has "accounting or related financial management expertise" as contemplated by NYSE rules.

Nominating & Governance Committee

The current members of the Nominating & Governance Committee are David B. Miller, who also serves as chairperson of the committee, Christopher A. Seams, and May Su. The responsibilities of the Nominating & Governance Committee include:

- Identifying prospective director nominees and recommending to the Board director nominees for the next Annual Meeting of Stockholders and replacements of a director in the event of a vacancy on the Board;
- Recommending to the Board the appointment of directors to Board committees;
- Developing and recommending to the Board, and monitoring compliance with, the corporate governance guidelines applicable to the Company;
- Managing the CEO selection process;
- Overseeing evaluation of Company management; and
- Conducting an annual review of management succession planning.

The Nominating & Governance Committee also oversees the annual evaluation of the Board, the committees of the Board and the individual directors. Among other topics, the evaluation in general assesses:

- For both the Board and the committees:
    - ο Their structure and composition;
    - ο The format and content of meetings; and
    - ο The effectiveness of the Board and the committees, as applicable.
- For each individual director:
    - ο Their performance and approach to their directorship;
    - ο Their understanding of their role as a director;
    - ο Their understanding of critical aspects of the Company's business, products and strategy; and
    - ο Their skills, experience and ongoing training.

The goal of the evaluation is to identify and address any performance issues at the Board, committee or individual level, should they exist, identify potential gaps in the boardroom and to assure the maintenance of an appropriate mix of director skills and qualifications. Upon completion of the evaluation, the Nominating & Governance Committee provides feedback to the Board, the committees and the individual directors regarding the results of the evaluation and raises any issues that have been identified which may need to be addressed.

The Nominating & Governance Committee utilizes a variety of methods for identifying and evaluating potential candidates for joining the Board. The Nominating & Governance Committee's general policy is to assess the appropriate size and needs of the Board and whether any vacancies are expected due to retirement or otherwise. In addition, candidates for director are typically reviewed in the context of the current composition of the Board, the operating requirements of the Company, the current needs of the Board, and the long-term interests of stockholders, with the goal of maintaining a balance of knowledge, experience and capability. In the event those vacancies are anticipated, or otherwise arise, the Nominating & Governance Committee will consider recommending various potential candidates to fill such vacancies. Candidates may also come to the attention of the Nominating & Governance Committee through its current members, stockholders or other persons.

The Board has determined that each of the Nominating & Governance Committee members meets the Nominating & Governance Committee membership requirements, including the independence requirements of the NYSE.

Compensation Committee

The current members of the Compensation Committee are Stephen D. Kelley, Susan D. Lynch, and May Su, who also serves as chairperson of the committee. The Compensation Committee is responsible for, among other things:

- Reviewing and approving the compensation of the Company's officers;
- Reviewing and recommending to the Board for approval the compensation policy for the Company's non-employee directors; and
- Administering the Company's equity compensation plans.

The Compensation Committee reviews and approves the various elements of the CEO's compensation. With respect to other officers, the Compensation Committee reviews the compensation for such individuals presented to the Compensation Committee by the CEO and the reasons therefor and, in its discretion, may approve or modify the compensation packages for such individuals. The Compensation Committee has delegated to the Company's CEO the authority, within certain parameters, to approve the grant of restricted stock units ("RSUs") to employees and consultants who are not directors, executive officers, or officers reporting to the CEO.

In accordance with its charter, the Compensation Committee may form, and delegate its authority to, subcommittees when appropriate. Further, the Compensation Committee has the authority to retain independent compensation consultants and to obtain advice from internal or external legal, accounting, and other advisors to assist in the evaluation of director, officer, or employee compensation or other matters within the scope of the Compensation Committee's responsibilities and is directly responsible for the appointment, compensation, and oversight of such consultants and other outside advisors, including their fees and other retention terms. From time to time, the Compensation Committee engages the services of such independent compensation consultants to provide advice on compensation plans and issues related to the Company's executive officer and non-executive officer employees. In 2025, the Compensation Committee engaged Compensia, Inc. ("Compensia") to provide such assistance to the Compensation Committee.

Each current member of our Compensation Committee is a "non-employee" director within the meaning of Rule 16b-3 under the Exchange Act. The Board has determined that each of the Compensation Committee members meets the Compensation Committee membership requirements set forth by the NYSE and the SEC, including that they be "independent."

For further discussion of the Compensation Committee and its processes and procedures, please refer to the "Compensation Program Objectives, Design, and Practices" section in the Compensation Discussion and Analysis below. The Compensation Committee Report is included under the caption "Compensation Committee Report on Executive Officer Compensation" in this proxy statement.

M&A Committee

The current members of the M&A Committee are David B. Miller, Stephen S. Schwartz, and Christopher A. Seams, who also serves as chairperson of the committee. The M&A Committee assists the Board in evaluating potential acquisitions, investments, mergers, divestitures, and similar strategic transactions and oversees management's execution of such strategic transactions. The M&A Committee's responsibilities include:

- Reviewing and assessing strategic transactions identified by management, including the valuation, strategic rationale and integration strategy for any proposed transaction;

- Approving non-binding term sheets, letters of intent, indications of interest, and other similar documents for strategic transactions;

- Overseeing the diligence processes for strategic transactions;

- Providing guidance to management as to the desired methodology and processes for identification, development, and presentation of strategic opportunities; and

- Periodically reviewing and assessing whether consummated strategic transactions are achieving the objectives for those transactions.

Other Committees

Our Board may from time to time establish other special or standing committees to facilitate the oversight of management of the Company or to discharge specific duties delegated to the committee by the full Board.

Compensation Committee Interlocks And Insider Participation

During fiscal year 2025, Stephen D. Kelley, Susan D. Lynch, David B. Miller, May Su, and Christine A. Tsingos were each a member of the Compensation Committee. No member of our Compensation Committee was at any time during fiscal year 2025, or formerly, an officer or employee of Onto Innovation or any subsidiary of Onto Innovation. No member of our Compensation Committee had any relationship with the Company during fiscal year 2025 requiring disclosure under Item 404 of Regulation S-K under the Exchange Act. During fiscal year 2025, none of our executive officers served as a member of the board of directors or compensation committee (or other committee serving an equivalent function) of any entity that had one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Board Membership Criteria And Nominee Identification

The Nominating & Governance Committee of the Board determines the required selection criteria and qualifications of director nominees based upon the needs of the Company at the time nominees are considered. While the Nominating & Governance Committee has no specific minimum qualifications for director candidates, persons considered for nomination to the Board must demonstrate the following qualifications to be recommended by the Nominating & Governance Committee for election:

- The candidate must exhibit proven leadership capabilities, high integrity, and experience with a high level of responsibilities within his or her chosen field;

- The candidate must possess the ability to apply good business judgment and be of sound mind and high moral character;

- The candidate must have no personal or financial interest that would conflict or appear to conflict with the interests of the Company;

- The candidate must be in a position to properly exercise his or her duties of loyalty and care and be willing and able to commit the necessary time for Board and committee service; and

- The candidate must have the ability to grasp complex principles of business, finance, international transactions and semiconductor inspection, metrology, lithography, and related software technologies.

The Nominating & Governance Committee retains the right to modify these qualifications from time to time.

In selecting director nominees, the Nominating & Governance Committee considers, among other factors:

- The competencies and skills that the candidate possesses and the candidate's areas of qualification and expertise that would enhance the composition of the Board and further its ability to offer advice and guidance to management;

- How the candidate would contribute to the Board's overall balance of expertise, perspectives, backgrounds, and experiences in substantive matters pertaining to the Company's business; and

- The candidate's demonstrated excellence in his or her field and commitment to rigorously representing the long-term interests of the Company's stockholders.

When current Board members are considered for nomination for reelection, the Nominating & Governance Committee also takes into consideration their prior contributions to and performance on the Board and their record of attendance.

The Nominating & Governance Committee considers the above criteria for nominees identified by the Nominating & Governance Committee itself, by stockholders, or through other sources. The Nominating & Governance Committee uses the same criteria for evaluating all nominees, regardless of the original source of nomination. The Nominating & Governance Committee may use the services of a third-party search firm to assist in the identification or evaluation of Board member candidates.

Consideration Of Director Nominees

The Nominating & Governance Committee has a formal policy with regard to consideration of director candidates recommended by the Company's stockholders, which is contained within the Company's Director Candidate Policy, which may be found on our website at:

https://investors.ontoinnovation.com/governance/governance-documents/

In accordance with this policy, the Nominating & Governance Committee will consider recommendations and nominations for director candidates from stockholders holding no less than 1% of the Company's securities for at least 12 months prior to the date of the submission of the recommendation or nomination. Stockholders wishing to recommend persons for consideration by the Nominating & Governance Committee as nominees for election to the Company's Board can do so by writing to the Office of the General Counsel of the Company at its principal executive offices giving:

- The candidate's name, age, business address and residence address;
- The candidate's detailed biographical data and qualifications including principal occupation and employment history;
- The class and number of shares of the Company which are beneficially owned by the candidate;
- The candidate's written consent to being named as a nominee and to serving as a director, if elected;
- Information regarding any relationship between the candidate and the Company in the last three years;
- Any other information relating to the candidate that is required by law to be disclosed in solicitations of proxies for election of directors;
- The name and address of the recommending or nominating stockholder;
- The class and number of shares of the Company which are beneficially owned by the recommending or nominating stockholder; and
- A description of all arrangements or understandings between such stockholder and each nominee and any other person or persons (naming such person or persons) relating to the nomination.

Stockholders also have the right to directly nominate director candidates, without any action or recommendation on the part of the Nominating & Governance Committee or the Board, by following the procedures set forth in Section 2.5 of the Bylaws.

Corporate Governance Guidelines

Our Board has adopted Corporate Governance Guidelines, which, along with the Charter and Bylaws and the Board committee charters, provide the framework for the governance of Onto Innovation. The Board follows the procedures and standards in the Corporate Governance Guidelines to fulfill its responsibilities and discharge its governance duties. A copy of the Corporate Governance Guidelines is available on our website at:

https://investors.ontoinnovation.com/governance/governance-documents/

Codes Of Ethics

We have adopted a Code of Business Conduct and Ethics (applicable to all directors, officers, employees, consultants, and contractors) and a Financial Information Integrity Policy (applicable to our senior financial officers, including our CEO and Chief Financial Officer ("CFO") and Controller) that each set forth principles of ethical and legally compliant conduct and establish procedures for reporting any violations. Copies of the Code of Business Conduct and Ethics and the Financial Information Integrity Policy may be found on our website at:

https://investors.ontoinnovation.com/governance/governance-documents/

or may be requested (without charge) by writing to:

Onto Innovation Inc.
Attention: Investor Relations
16 Jonspin Road
Wilmington, Massachusetts 01887

The Company will post on its website any amendment or waiver of a provision of our Code of Business Conduct and Ethics as may be required, and within the time period specified, by applicable SEC rules.

Corporate Social Responsibility

An important part of advancing the semiconductor industry through our innovation is being a socially responsible company. Our Company's core values of Passion, Integrity, Collaboration, and Results underpin our commitments to sustainable growth and to making a positive contribution to people and the planet. We strive to achieve responsible and sustainable business practices and continuous improvement in our own operations, in our partnerships with our customers, across our supply chain, and in our engagements with our other stakeholders. Our Company invests in sustainability initiatives across our business and integrates sustainability principles into our day-to-day operations.

Business and Governance. Our Company has established a cross-functional executive leadership team focused on sustainability that is responsible for proposing goals, developing and executing strategy, and embedding sustainability principles into our operations management. This executive leadership team provides regular updates to the Board and engages them to discuss sustainability strategy, gain alignment on goals, and report on progress. Our Board is actively engaged in the Company's sustainability oversight and has the primary responsibility for our sustainability priorities. Board committees provide further guidance and oversight on relevant sustainability topics including the Compensation Committee on human capital management, the Audit Committee on information security and the Nominating & Governance Committee on ethics compliance.

Workplace. As described in the "Social Programs" section in our 2024 ESG Report, our Company strives to provide a work environment that fosters inclusion and diversity, ensures every voice is heard, and enables employees to achieve their full potential. Our Company aims to maintain a collaborative, supportive, and opportunity-rich culture that enhances innovation and employee engagement. We strive to protect the health and safety of our personnel throughout our entire operation, including our offices, manufacturing sites, research and development ("R&D") centers, and our field team working at customer sites.

Community. Our Company believes that positively involving our employees and giving back to our community is central to our culture and an expression of our core values. The Company has initiated RISE (Reimagining Initiatives for Society and the Environment) Teams, which have direct oversight from the executive leadership team. These teams are formed at each location globally in order to promote environmental sustainability, community engagements, local charitable giving including employee volunteer hours and employee donations. Our RISE Teams' philanthropy and volunteerism programs provide financial and human services to improve the quality of life in the communities in which we operate. We are committed to creating positive impacts in communities around the world by contributing to local, national, and international organizations that support community needs such as hunger, food and water security, disadvantaged children and senior citizens, health improvement, and environmental protection.

Sustainable Operations. We believe that incorporating environmental sustainability into business leads to better products, more efficient operations, and added value for our customers. As the world tackles climate change and other critical environmental issues, we seek to do our part by responsibly managing our impact with global goals for renewable energy use, carbon footprint per person, water conservation, beneficial reuse of electronic waste, and landfill hazardous waste reduction and elimination. We carefully monitor and manage our environmental impact across our business and work to implement cost-effective best practices, focusing our efforts where we believe we can have the biggest long-term impact. Our Company looks at impacts from procurement to manufacturing, during R&D and product design, and throughout a product's lifecycle. We carefully manage our environmental impact, set goals, and report progress annually through our annual ESG Report, which is carefully reviewed and verified by our internal audit function.

Products and Customers. Our Company demands excellence in our quality and environmental performance, as demonstrated through our product and process qualification commitments, which resulted in our ISO 9001 Quality Management certification. We continuously strive to develop innovative products and solutions that help our customers improve their product yields and reduce the amount of scrapped materials. We seek to achieve this through our monitoring processes and by alerting customers via our software products before specification limits are reached, thereby helping customers avoid product test failures. In addition, our equipment meets or exceeds safety requirements and enables higher throughput to reduce the energy required to process customer products on a per unit basis, benefiting our customers and the environment. Our Company also strives to extend the life of our products and solutions to enable our customers to realize greater value from our products with a potentially lower environmental impact.

Responsible Supply Chain. Our Company understands the importance of an ethical, responsible, resilient, and diverse supply chain, and we engage with our suppliers to address a wide range of issues including human rights, humane treatment, freely chosen employment, labor, anti-corruption, supplier diversity, environmental impact, and responsible mineral sourcing. We are a strong proponent of supply-chain-related industry standards and endeavor to uphold the guidelines published by the Responsible Business Alliance ("RBA"). Since joining in 2021, the Company has been an affiliate member of the RBA, the world's largest industry coalition dedicated to corporate responsibility in global supply chains. Our direct suppliers are expected to adhere to our Global Supplier Code of Conduct, which incorporates the RBA code of conduct and covers topics such as ethics, integrity, transparency, anti-corruption, conflict minerals, human trafficking, environmental sustainability, and social responsibility. Acknowledgment of and consent to adhere to our Global Supplier Code of Conduct is a mandatory requirement of our new supplier onboarding process.

For more information about our corporate social responsibility efforts, please refer to our Annual ESG Report available in the Company section of our website at https://ontoinnovation.com/company/environmental-social-governance. Our ESG Report shall not be deemed "filed" with the SEC for purposes of federal securities law, and it shall not be incorporated by reference into any of the Company's current, past or future SEC filings unless specifically noted in such filing. Our ESG Report is not part of this document and shall not be deemed soliciting material.

Related Person Transactions Policy

There have been no "related person transactions" since the beginning of fiscal year 2025 through the date of this proxy statement, nor are there any currently proposed "related person transactions," involving any director, director nominee or executive officer of the Company, any known 5% stockholder of the Company or any immediate family member of any of the foregoing persons (which are referred to together as "related persons"). A "related person transaction" generally means a transaction involving more than $120,000 in which the Company (including any of its subsidiaries) is a participant and in which one of our executive officers, directors, director nominees or 5% stockholders (or their immediate family members), each of whom we refer to as a related person, has a direct or indirect material interest.

The Board has adopted written policies and procedures addressing the Company's procedures with respect to the review, approval and ratification of "related person transactions" that are required to be disclosed pursuant to Item 404(a) of Regulation S-K. Our related person practices and policies are designed to ensure that our directors, officers, and employees are proactively screened from any conflicts of interest that may interfere with their obligations to the Company. Our policies are included in the Company's Related Parties Transaction Policy.

Pursuant to the Related Parties Transaction Policy, the Audit Committee, which consists entirely of independent directors, will review any proposed transaction in which the Company or its subsidiaries are to participate if the aggregate amount involved in the transaction will or may exceed $120,000 and any related person may have a direct or indirect material interest in the transaction. The Audit Committee will consider the facts and circumstances and may approve or ratify a proposed transaction if the Audit Committee determines that the transaction is not inconsistent with the interests of the Company and its stockholders. The Audit Committee may impose such conditions as it deems appropriate in connection with its approval.

Communications With The Board Of Directors

We have a formal policy regarding communications with the Board, our Stockholder & Interested Party Communications Policy, which is found on our website at:

https://investors.ontoinnovation.com/governance/governance-documents/

Stockholders may communicate with the Board, the Audit, Compensation, M&A, or Nominating & Governance Committees, or any of the Company's independent directors by writing to:

Onto Innovation Inc.
Office of the General Counsel
16 Jonspin Road
Wilmington, Massachusetts 01887

Such communications will be forwarded to the intended recipient(s) to the extent appropriate. Prior to forwarding any communication, the General Counsel will review it and, in his or her discretion, will not forward a communication deemed to be of a commercial nature or otherwise inappropriate.

Compensation Of Directors

Directors who are employees of the Company receive no compensation for their services as members of the Board. Director compensation for non-employee members of the Board is a mix of cash and equity-based compensation, which is meant to align the interests of our directors with the Company's long-term performance and stockholder interests. The compensation during 2025 for directors who were not employees of the Company was as follows:

Board Compensation Element	Amount/Value	
Annual Retainer	$70,000	(1)
Annual Equity Grant (in RSUs)	$200,000	(2)
Non-executive Chairperson Stipend	$60,000	(1)
Committee Chairperson Stipend		
Audit	$25,000	(1)
Compensation	$20,000	(1)
Nominating & Governance	$20,000	(1)
M&A	$20,000	(1)
Committee Member Stipend		
Audit	$10,000	(1)
Compensation	$7,500	(1)
Nominating & Governance	$7,500	(1)
M&A	$7,500	(1)
Initial Equity Grant (in RSUs)	$200,000	(3)

(1) Director cash compensation is paid in four equal installments on a quarterly basis on the following dates: March 1, June 1, September 1, and December 1.

(2) Granted on or about the date of the Annual Meeting of Stockholders or, if such date is not in an open trading window under the Company's Insider Trading Policy, on the first day of the next open trading window, in a number of shares calculated by dividing the listed amount by the closing stock price per share of Common Stock of the Company, $0.001 par value per share ("Common Stock") on the date of grant.

(3) Granted on or about the date of the first quarterly Board or Compensation Committee meeting following election or appointment, or, if such date is not in an open trading window under the Company's Insider Trading Policy, on the first day of the next open trading window, and calculated in the same manner as the annual equity grant above but prorated by the number of fiscal quarters between such first meeting and the date on which the next annual equity grant is scheduled to be awarded.

Any initial equity grants and/or annual equity grants typically vest on the first anniversary of the grant date. Equity awards granted to directors are granted under and subject to the terms of the Onto Innovation Inc. 2020 Stock Plan, as amended and restated (the "2020 Stock Plan") and the Company's Stock-Based Award Grant Date Policy.

For the fiscal year ended January 3, 2026, the non-employee directors received total compensation indicated in the table below. There were no option awards, non-equity incentive plan compensation, or pension and nonqualified deferred compensation earnings granted to such directors. They did not earn any type of compensation during the year other than what is disclosed in the following table:

Name	Fees Earned or Paid in Cash	Stock Awards [1]	All Other Compensation	Total
Leo Berlinghieri [2]	$21,250	—	—	$21,250
Stephen D. Kelley	$87,500	$200,027	—	$287,527
Susan D. Lynch	$101,250	$200,027	—	$301,277
David B. Miller	$95,625	$200,027	—	$295,652
Stephen S. Schwartz	$85,625	$200,027	—	$285,652
Christopher A. Seams	$151,875	$200,027	—	$351,902
May Su	$96,875	$200,027	—	$296,902
Christine A. Tsingos [2]	$21,875	—	—	$21,875

(1) Represents the grant date fair value for each share-based compensation award granted during the year, calculated in accordance with FASB ASC Topic 718. The assumptions used in determining the grant date fair value of these awards are set forth in Note 11 to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the fiscal year ended January 3, 2026 filed with the SEC. As of January 3, 2026, our directors had the following stock awards outstanding: Mr. Kelley – 2,114 RSUs; Ms. Lynch – 2,114 RSUs; Mr. Miller – 2,114 RSUs; Dr. Schwartz – 2,114 RSUs; Mr. Seams – 2,114 RSUs; and Ms. Su – 2,114 RSUs.

(2) Mr. Berlinghieri and Ms. Tsingos stepped down from the Board as of the 2025 Annual Meeting.

Stock Ownership/Retention Guidelines For Directors

The Company has established guidelines related to stock ownership and retention for its non-employee directors. Currently, the guidelines require that each non-employee director of the Company maintain ownership of shares of Common Stock equal in value to at least three times the amount of the director's annual cash retainer. For a new director, the stock holding requirement must be attained within five years of his or her initial election or appointment to the Board.

Compliance with the Company's stock ownership and retention guidelines is reviewed annually by the Compensation Committee. As of their last review in February 2026, the Compensation Committee determined that all directors were in compliance with the ownership requirements.

PROPOSAL 2
ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, enables our stockholders to vote to approve, on an advisory (non-binding) basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with SEC rules. Consistent with the recommendation of the Board and the preference of our stockholders as reflected in the non-binding advisory vote on the frequency of future advisory votes on named executive officer compensation held at the Company's 2023 Annual Meeting of Stockholders, the Company currently holds an annual "say on pay" vote. In accordance with this policy, this year we are requesting that our stockholders approve an advisory resolution to approve the Company's named executive officer compensation as reported in this proxy statement.

Our executive officer compensation arrangements are designed, consistent with our compensation philosophy and pay-for-performance principles, to provide competitive compensation packages that enable the Company to attract and retain talented executive officers, motivate executive officers to achieve the Company's short- and long-term business strategies and objectives, align the interests of executive officers with those of stockholders, and be consistent with current market practices and good corporate governance principles. Please read the Compensation Discussion and Analysis beginning on the following page for additional details about our executive officer compensation arrangements, including information about the fiscal year 2025 compensation of our named executive officers.

We are asking our stockholders to indicate their support for our compensation arrangements as described in this proxy statement.

For the reasons discussed above, the Board recommends that stockholders vote in favor of the following resolution:

> "**RESOLVED,** that the Company's stockholders APPROVE, on an advisory basis, the compensation paid to the Company's named executive officers, as disclosed in the proxy statement for this meeting pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion and other related tables and disclosures."

Because your vote is advisory, it will not be binding upon or overrule any decisions of the Board, nor will it create any additional fiduciary duty on the part of the Board. This advisory vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and our compensation philosophy, policies, and practices described in this proxy statement, and does not seek to have the Board or Compensation Committee take any specific action. However, the Board and the Compensation Committee value the views expressed by our stockholders in their vote on this proposal and will take into account the outcome of the vote when considering executive officer compensation matters in the future.

Vote Required

The affirmative vote, in person or by proxy, of a majority of the shares present or represented at the meeting and entitled to vote will be required to approve, on an advisory (non-binding) basis, the compensation of our named executive officers as disclosed in this proxy statement.

**The Board recommends a vote "FOR" the approval,
on an advisory basis, of the compensation of the named executive officers
as disclosed in this proxy statement pursuant to Item 402 of Regulation S-K.**

EXECUTIVE OFFICER COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis ("CD&A") describes our compensation philosophy, process, plans, and practices for our executive officers and contains a discussion of the material elements of compensation awarded to, earned by, or paid to the Company's named executive officers or "NEOs." The Company's NEOs for 2025 were:

Onto Innovation's Named Executive Officers (NEOs)	
NEO Name	Position
Michael P. Plisinski	Chief Executive Officer
Brian K. Roberts	Chief Financial Officer
Ramil Yaldaei	Chief Operating Officer
Ido Dolev	Executive Vice President, Product Solutions Group
Shirley Chen	Senior Vice President of Customer Success
Former Officers	
Mark R. Slicer	Former Chief Financial Officer

EXECUTIVE SUMMARY

2025 Financial Highlights

In fiscal year 2025, the Company achieved important financial accomplishments. These include, but are not limited to:

- Total revenue of $1 billion grew approximately 2% over fiscal year 2024.
- Cash provided by operating activities of $328 million improved by 34% over fiscal year 2024.

The following reflects our revenue and stock price in fiscal year 2025 as compared to fiscal years 2024 and 2023:





2025 Compensation Highlights

Executive compensation is a key component of our corporate governance practices and our plans to drive long-term profitable growth. We have designed our compensation program to both attract and retain best-in-class executive management and to motivate our executive officers to achieve corporate objectives and create value for stockholders. In 2025, consistent with recent years, the key features of our compensation program included the following:

- Competitive base salary increases: base salaries for executive officers were set based on several factors, including executive officers' unique qualifications, role, and responsibilities, individual performance, and measurable contribution to the Company's profitability and success.
- Rigorous annual incentive goals: executive officer cash incentive compensation is tied to overall corporate performance and achievement of clearly defined individual performance goals.
- An emphasis on performance-based long-term incentives: a substantial portion of executive officer compensation is in the form of long-term equity incentives that incentivize both long-term service at the Company and creating shareholder value.

Results Of The 2025 Stockholder Vote On Executive Officer Compensation

In 2025, stockholders were provided with the opportunity to cast an advisory (non-binding) vote (a "say-on-pay" proposal) on the compensation of our NEOs for fiscal year 2024. Our stockholders approved this say-on-pay proposal with 96.4% of votes cast voting in favor of our executive compensation program. Our Compensation Committee and Board recognize the fundamental interest our stockholders have in the compensation of our executive officers. Noting the strong support for our 2024 compensation program, the Compensation Committee maintained a consistent approach to our executive officer compensation program in 2025.

The Compensation Committee will continue to consider input from our stockholders as reflected in the outcome of our annual say-on-pay vote when making executive compensation program decisions.

COMPENSATION PROGRAM OBJECTIVES, DESIGN, AND PRACTICES

Our Compensation Philosophy And Principles

Our compensation philosophy, which serves as the framework for the Company's executive officer compensation program, is defined by two key tenets: (1) rewarding continuous improvement in financial and operating results and (2) creation of stockholder value. The Compensation Committee acts on behalf of the Board and, by extension, on behalf of our stockholders, to establish, implement, and continually monitor adherence to our compensation philosophy. Accordingly, the Compensation Committee has developed a set of core objectives and principles that it has used to develop the executive officer compensation program. The specific objectives of our executive officer compensation program are to:

- Attract and retain executive officer talent;
- Motivate executive officers to achieve the Company's short- and long-term business strategies and objectives; and
- Align the interests of executive officers with those of stockholders.

Consistent with the foregoing, the Compensation Committee believes that the most effective executive officer compensation program is one that rewards the achievement of specific strategic and operating goals of the Company on both an annual and a long-term basis, and that incentivizes executive officers to create value for stockholders. The Compensation Committee evaluates both performance and compensation to ensure that the Company maintains its ability to attract and retain superior employees in key positions. Based on that evaluation, the Compensation Committee designs the compensation provided to executive officers to remain competitive with the compensation paid to similarly situated executive officers at peer group companies. The Compensation Committee believes executive officer compensation packages provided by the Company to its executive officers, including the NEOs, should include base salary, annual cash incentive opportunities, and long-term stock-based compensation, including equity incentive opportunities that reward performance as measured against pre-established goals.

The following principles support the objectives and design of the compensation program:

- The compensation program is designed to be fair and competitive, from an internal and external perspective, taking into account each executive officer's unique qualifications, role, responsibilities, individual performance, and measurable contribution to the Company's profitability.
- A substantial portion of an executive officer's compensation is designed to be at risk and linked to the achievement of both corporate and individual financial, management or other performance goals and changes in stockholder value.
- All compensation program elements taken as a whole are designed to help focus executive officers on achieving the Company's financial and strategic goals while supporting our culture and core values.

To underscore the importance of "pay-for-performance" in our compensation philosophy, the Compensation Committee has developed incentive arrangements based on performance standards that the Compensation Committee believes, at target achievement, will incentivize our executive officers to meet or exceed industry performance.

The Company also strives to promote an ownership mentality among its key leadership, in part through the guidelines described below under the heading "Stock Ownership/Retention Guidelines." To that end, the CEO is required to maintain ownership of Common Stock equal in value to at least three times the CEO's year-end base salary. The other executive officers are required to maintain a minimum share ownership level equal in value to their current year-end base salary. In further support of this approach, the Company prohibits pledges of Company securities as collateral, as well as short sales, derivative and hedging transactions involving Company securities, to ensure that personal interests relating to the stock holdings of officers and directors do not conflict with their duties to the Company.

Compensation Program Design

Our executive officer compensation program, which applies to all executive officers including our NEOs, is composed of three parts, each of which is intended to address different objectives: base salary, annual cash performance incentives, and long-term equity incentives.

Element	Form	Description
Base Salary	Fixed Cash Compensation	Competitive cash compensation that takes into consideration the scope and complexity of the role, individual qualifications, experience, and internal value to the Company.
Annual Cash Incentive Plan	Annual Variable Cash Bonus	Annual variable cash bonus contingent on meeting performance criteria related to corporate and individual performance objectives.
Long-Term Equity Incentive Program	Long-Term Stock-Based Compensation	PSUs are earned based on Company TSR performance relative to a designated peer group. Time-based RSUs vest incrementally over a fixed period.

Base salaries serve as the foundation of our executive compensation program, providing fixed compensation to executive officers commensurate with their knowledge and experience and for fulfilling their basic job responsibilities. The Compensation Committee generally establishes base salary levels for executive officers at or near the start of each year.

The Company's annual cash incentive awards are administered through its Management By Objectives ("MBO") bonus plan. At its first meeting each year, the Compensation Committee typically determines final bonuses for executive officers earned in the preceding year based on each individual's performance, the performance of the Company through its audited financial statements, and the CEO's recommendations (except with respect to the CEO's own bonus).

The long-term equity incentive component includes grants of (i) performance-based stock units ("PSUs"), which are earned based on the Company's total shareholder return ("TSR") relative to the other companies in the Philadelphia Stock Exchange Semiconductor Index (SOX) over two- and three-year performance periods, and (ii) time-based RSUs, which vest in equal annual increments over time. The Compensation Committee generally approves the grant of annual equity awards to officers at its first regularly scheduled meeting each year. The Compensation Committee does not generally grant equity awards at other times during the year, other than in the case of a new hire, promotion or other exceptional circumstances.

In adopting this design, the Compensation Committee considered a number of parameters, including the advice of its independent compensation consultant, comparable practices within the industry, and the desire to achieve the goals underlying the compensation program. The Compensation Committee and Board further believe that each of the elements as well as the entire compensation package for Company executive officers is appropriate given the Company's performance, industry, current challenges, and environment.

Annually, the Compensation Committee reviews the elements of the compensation package as well as the overall package afforded to the executive officers. At such time, the Compensation Committee, in its discretion, can approve adjustments to the elements of the program. This review is typically performed coincident with the evaluation of each executive officer's performance in relation to his or her cash incentive compensation goals, salary adjustment, and equity grants, if any, as discussed in more detail in the sections below.

For 2025, the Compensation Committee conducted a review of the compensation program and determined that the 2025 executive compensation plan would retain the same basic elements as the prior year's plan as these elements aligned the Company's program with its current business strategy and included the pay for performance aspect of its executive compensation program.

Impact Of Performance On Compensation

The Compensation Committee aligns both the Company's annual cash incentive plan and long-term equity incentive program with the Company's performance relative to pre-established performance goals based on the Company's stated financial objectives, historical performance, and anticipated market and economic conditions for the performance period. The Compensation Committee seeks to structure the equity and cash incentive compensation program to motivate executive officers to achieve the business goals set by the Company and reward the executive officers for achieving such goals, which we believe aligns the financial incentives of our executive officers with the interests of our stockholders.

The performance of the Company and of each executive officer has a direct impact on the compensation received by such executive officer. On an annual basis, the CEO reviews the performance and compensation for the Company's other executive officers to determine any potential salary adjustment for each individual. The CEO then proposes (except with respect to the CEO's own compensation) to the Compensation Committee the annual cash incentive payout to executive officers, including the NEOs, under the MBO bonus plan, the target cash incentive compensation for the upcoming year, any base salary adjustments, and equity award amounts for the upcoming year. Each of these recommendations, and the Compensation Committee's final compensation determination for executive officers, is based on each executive's performance and contributions to the Company, as well as overall Company performance.

Under our MBO bonus plan, payout is based upon achievement of corporate, and clearly defined personal objectives, with no payout unless the Company meets the threshold level of at least one of the Board-approved corporate financial targets established as part of the plan. Personal objectives are awarded only upon clear achievement of the associated goal. Failure to meet the personal objectives thereby has a negative impact on the ultimate bonus payout, even when the Company achieves its corporate goals. In addition, the bonus for each executive officer, other than the CEO, is qualified by an overarching personal performance coefficient to enable stronger pay for performance and upside for key performers. The personal performance coefficient ranges from 0% to 115% based on a comprehensive performance assessment that includes cultural alignment, alignment with core competencies and behaviors, and overall performance rating.

The CEO recommends to the Compensation Committee individual performance goals for the executive officers (including the NEOs), other than the CEO, for the current year, which are combined with the corporate targets into an annual cash incentive opportunity proposal. The personal targets that are established are designed to result in additional incremental value to the Company if they are achieved. The target level of the corporate components of the bonus goals are set based on the Company's financial budget established by the Board at the beginning of the year. The determination of these goals is made annually to meet the changing nature of the Company's business.

Upon completion of the prior year's results and prior to implementation of the current year's proposed executive compensation plan, the results for each executive officer are submitted to, and reviewed by, the Compensation Committee, which considers the CEO's recommendations for executive officers, other than the CEO, and determines the final bonus earned by each executive officer based on Company and individual performance. The Compensation Committee may exercise discretion in adjusting and approving an individual's award under the bonus plan based upon its review.

The two elements of the Company's long-term equity incentive compensation program are also performance-based. The PSU grants, which are explained in further detail below, measure the Company's TSR over two- and three-year periods as compared to that of companies in the Philadelphia Semiconductor Index (SOX) and reward executives for achieving TSR greater than that of other companies in the Index. In addition, because the value of PSUs and the time-based RSUs granted to executive officers are tied to the Company's stock price, their value increases or decreases with the performance of the Company stock, further incentivizing executives to manage the Company for the benefit of the Company's stockholders.

Given that a substantial portion of an executive officer's overall compensation is tied to individual and Company performance through the annual cash incentive and long-term equity incentive components, we also think the structure of our executive compensation program meets the Company's other objectives of motivating executive officers to achieve the Company's short- and long-term business strategies and objectives and aligning the interests of executive officers with those of our stockholders. The pay-for-performance nature of our compensation structure rewards the achievement of strategic, operational and financial goals, thereby enhancing stockholder value.

Our Compensation Practices

The Compensation Committee has adopted the following practices and policies with respect to the Company's executive officer compensation program:

What We Do	
Committee Independence	The Compensation Committee consists of independent directors and regularly reserves time at its meetings to meet in executive session without management present.
Independent Compensation Consultant	The Compensation Committee has engaged its own independent compensation consultant and annually assesses the consultant's performance, independence, and whether any potential conflicts of interest exist.
Independent Legal Advisor	The Compensation Committee may engage its own independent legal advisor specializing in corporate compensation issues, as necessary.
CEO Goal Setting and Performance Evaluation	The Compensation Committee, with the input of the full Board, engages in formal goal setting and performance evaluation processes with the CEO.
Peer Group	The Compensation Committee selects a set of peer group companies who operate in similar markets to the Company's, and have comparable revenue and market caps, to use as a competitive reference point with respect to executive officer and director compensation, program design and practices.
Stock Ownership Guidelines	The Company maintains rigorous stock ownership guidelines, which apply to executive officers and directors, and serve as a risk-mitigating feature within our compensation structure.
Double Trigger Change-in-Control	The Company has entered into agreements with executive officers, including the CEO, that contain change-in-control severance protection. Executive officers are entitled to severance in the event of both a change in control of the Company and a qualifying termination of employment ("double trigger").
Clawback Policy	The Company has adopted a policy that provides for mandatory recoupment of certain excess incentive compensation that would not have been earned based on the specified accounting restatements.
Grant Date Policy	The Company does not manipulate the timing of grant dates of any stock-based awards or our release of material nonpublic information with the intent of benefiting an award recipient, nor do we have any program, plan or practice to do so. In addition, the Board has adopted a specific written policy regarding grant dates of stock-based awards made to our directors, officers, and employees. Please see "Equity Award Grant Timing Policies" below for more information.
What We Do Not Do	
No Pledging, Margining, or Hedging	The Company's insider trading policy prohibits our directors and employees, including executive officers, from purchasing Company securities on margin, borrowing against Company securities held in a margin account, or pledging Company securities as collateral for a loan. Company directors and employees are also prohibited from engaging in short sales, derivative transactions, and hedging transactions involving Company securities.
No Tax Gross-Ups on Perquisites or Severance	The Company does not provide any tax gross-up payments to cover personal income taxes on perquisites or severance benefits related to a change in control.

COMPENSATION DECISION-MAKING PROCESS

Determination of Compensation Awards

The Compensation Committee's goal is to target elements of compensation within a competitive range, using a balanced approach that does not use rigid percentiles to target pay levels for each compensation element. For 2025, the Compensation Committee reviewed each element of compensation described below and set the target total direct compensation opportunities of our executive officers after taking into consideration the following factors:

- Company profitability;
- The executive officer's unique qualifications;
- The executive officer's role and responsibilities;
- The executive officer's individual performance and measurable contribution to the Company's profitability and success;
- The executive officer's adherence to Company culture and core competencies; and
- Compensation levels of similar positions with comparable companies in the industry.

The Compensation Committee does not assign relative weights or rankings to any of these factors and does not solely use any quantitative formula, target percentile or multiple for establishing compensation among the executive officers or in relation to the competitive market data.

Role of the Compensation Committee

The Compensation Committee is charged with making all final determinations regarding the compensation of our executive officers. In the beginning of each year, the Compensation Committee evaluates the CEO's performance in light of the goals and objectives established at the beginning of the previous fiscal year for measuring his performance. The CEO does not participate in the Compensation Committee's or Board's deliberations regarding his compensation. The CEO meets with the Compensation Committee to present the proposed compensation plans for each of the Company's executive officers other than the CEO, including the other NEOs. Based on these meetings and internal deliberations, the Compensation Committee then approves the annual compensation for the Company's CEO and other executive officers, including the NEOs, including base salary, cash incentive award opportunity, and equity compensation.

In the same time period, the Compensation Committee also reviews and recommends for approval by the Board:

- The Company Compensation Plan for all non-executive employees, including (i) adjustments to base compensation and profit-sharing, bonus and other cash incentive plans, and (ii) the annual equity award budget; and
- The annual compensation program for non-employee directors.

In reviewing and setting the annual compensation for each executive officer, the Compensation Committee considers the amounts payable under each of the elements of their respective compensation plans, including base salary, annual cash incentive awards, and equity grants. The Compensation Committee takes into consideration both the Company's internal pay equity as well as the competitive environment within which the Company operates. The Compensation Committee then determines whether the base salary and annual and long-term incentive award opportunities for the individual executive officers support the Company's compensation objectives and are both competitive and reasonable in the context of the Company's competitive market.

Role of Management

With regard to compensation for executive officers other than the CEO, the Compensation Committee seeks input from the CEO and the human resources department. Each year, the CEO is responsible for establishing proposed personal and corporate objectives for the Company's other executive officers, including the other NEOs. These objectives, subject to the approval of the Compensation Committee, are reviewed and agreed upon by the CEO with the applicable executive officer. In addition, as part of the annual performance review of the Company's executive officers, the CEO assesses the performance of his direct reports and recommends any merit increase to be proposed for each individual. These recommendations are compiled by the CEO into executive officer compensation plans which include any proposed merit increases, each executive officer's personal and corporate objectives, proposed annual incentive award opportunities (expressed as a percentage of their base salary) and equity grant proposals, and are submitted to the Compensation Committee for review and consideration for approval. At the Compensation Committee meeting during which the executive officer compensation plans are reviewed, the CEO attends the initial session to present the proposed plans and to answer questions. Thereafter, the Compensation Committee meets without the CEO present to review, discuss and approve all executive officer compensation plans, subject to any modifications made by the Compensation Committee.

Role of the Compensation Consultant

The Compensation Committee may retain independent compensation consultants to assist the Compensation Committee in discharging its duties. During 2025, the Compensation Committee engaged Compensia, an independent executive officer compensation consulting firm, to provide advice on the Company's executive officer compensation arrangements. Compensia does not provide any services other than those related to compensation consulting and does not provide any services to the Company's management. The Compensation Committee determined that Compensia is independent within the meaning of the NYSE Listing Rules, and that the work performed by Compensia does not raise any conflicts of interest.

For 2025, the Compensation Committee requested that Compensia:

- Evaluate the efficacy of the Company's existing compensation strategy and practices in supporting and reinforcing the Company's long-term strategic goals;
- Assist in refining the Company's compensation strategy and further implementing the executive officer compensation program to execute that strategy; and
- Provide market information to assist the Compensation Committee in establishing 2025 executive officer compensation.

Peer Companies

In setting executive officer compensation, the Compensation Committee evaluates compensation levels for executive officers at other similarly situated companies. For 2025, the Compensation Committee engaged Compensia to provide peer group data and perform an assessment of compensation levels provided to executive officers. In addition, the Compensation Committee obtains and evaluates market compensation information using third-party and internal resources. The Compensation Committee reviews data related to compensation levels and programs of other similar companies prior to making its decisions, but only considers such information in a general manner in order to obtain a better understanding of the current compensation practices within our industry.

In the Compensation Committee's review of executive officer compensation for the 2025 fiscal year, the Compensation Committee considered publicly available market data from peer company proxy disclosures and industry compensation surveys for companies that typically include similarly sized semiconductor and semiconductor capital equipment companies or similar firms for each Company executive officer in a like or similar role.

In August 2024, for compensation decisions for the Company's 2025 fiscal year, Compensia recommended and the Compensation Committee approved the Company's compensation peer group which took into consideration the following factors:

- Semiconductor capital equipment and other hardware technology companies headquartered in the U.S.;
- Revenue between approximately 0.5x and 2x the Company's revenue run-rate; and
- Market cap between approximately 0.3x and 3x the Company's 30-day average market cap.

The Company's compensation peer group used to make decisions regarding 2025 compensation consisted of the following companies:

Companies Included in the Company's Compensation Peer Group for 2025		
Advanced Energy Industries Inc.	Allegro MicroSystems, Inc.	Axcelis Technologies, Inc.
Cognex Corporation	Cohu, Inc.	Entegris, Inc.
FormFactor, Inc.	IPG Photonics Corporation	Lattice Semiconductor Corporation
MACOM Technology Solutions Holdings, Inc.	Monolithic Power Systems, Inc.	Novanta Inc.
Power Integrations, Inc.	Silicon Laboratories Inc.	Synaptics Incorporated
Teradyne, Inc.	Veeco Instruments Inc.	

The pay practices of the foregoing Company peer group were analyzed for base salary and annual and long-term incentives. Periodically, peer groups are used to evaluate other programs such as executive officer retirement, perquisites and severance policies. Our peer group data is supplemented by broader technology industry data from compensation surveys to further facilitate the evaluation of compensation levels and design. Compensation levels are generally developed at the low (25th percentile), middle (50th percentile) and high (75th percentile) end of the market for each pay element (base salary and short-term and long-term incentives) and for total compensation.

While the Compensation Committee considers market data for each pay element and in total, the Compensation Committee does not specifically target any particular market compensation level. Instead, the Compensation Committee uses its discretion in setting the compensation levels as appropriate.

ELEMENTS OF THE COMPANY'S 2025 COMPENSATION PLAN

For 2025, the Compensation Committee conducted a review of the compensation program and determined that the 2025 executive compensation plan would retain the same basic elements as the prior year's plan, as these elements aligned the Company's program with its current business strategy and included the pay for performance aspect of its executive compensation program. Taking into account the Company's 2024 financial performance and outlook for 2025, each executive officer's performance and responsibilities, and current market compensation rates for each executive officer position, among other criteria, the Compensation Committee approved the program and compensation plan structure for the executive officers in 2025 as detailed below.

Base Salary

The Company provides executive officers and other employees with a base salary to compensate them for services rendered during the fiscal year. The Compensation Committee supports the compensation philosophy of moderation for elements such as base salary and other executive officer benefits. As noted above under "Impact of Performance on Compensation," base salary decisions are made as part of the Company's formal annual review process and are influenced by the performance of the Company and the individual.

For 2025, the Compensation Committee reviewed and determined salaries after reviewing salary data supplied by the independent compensation consultant, including data regarding the peer comparison group, as well as consideration of the compensation for the executive officers on a company-wide basis, based on their relative duties and responsibilities and the recommendations of the CEO (other than with respect to his own compensation). The Compensation Committee did not apply formulas or assign specific mathematical weights to any of these factors, but rather exercised its business judgment and discretion to make a subjective determination regarding each executive officer's base salary for 2025 after considering all of these factors collectively. The CEO's recommendations for salary adjustments (other than his own) were reviewed, modified, and approved as deemed appropriate by the Compensation Committee.

The table below shows the increases in NEO base salary for 2025 that were approved by the Compensation Committee. Mr. Dolev did not receive a base salary increase in 2025 given that he began employment with the Company in late November of 2024. Mr. Roberts and Ms. Chen did not receive base salary increases in 2025 given that they each began employment with the Company in June of 2025.

Named Executive Officer	2024 Base Salary	2025 Base Salary	% Increase
Michael P. Plisinski	$735,000	$769,000	5%
Brian K. Roberts	N/A	$525,000	N/A
Ramil Yaldaei	$371,700	$390,285	5%
Ido Dolev	$450,000	$450,000	0%
Shirley Chen	N/A	$435,000	N/A
Mark R. Slicer	$463,500	$477,405	3%

Annual Cash Incentive Compensation

For 2025, as in prior years, the annual cash incentive plan was structured such that each executive officer's potential cash award was subject to the achievement of 2025 corporate financial objectives. These corporate financial objectives were established at levels in excess of the overall industry projections in order to incentivize the Company to outperform the industry.

For our NEOs the 2025 target annual cash bonus opportunities were set as follows:

Named Executive Officer	2025 Target Annual Cash Incentive as a Percentage of Salary
Michael P. Plisinski	125%
Brian K. Roberts	80%
Ramil Yaldaei	65%
Ido Dolev	70%
Shirley Chen	75%
Mark R. Slicer	70%

The 2025 annual cash incentive plan had two core components: corporate goals and personal performance goals, each of which is described in more detail below.

- The corporate goals include corporate revenue and corporate non-GAAP operating income targets. 70% of the cash bonus potential was based on achievement of the corporate goals. In addition, the entirety of each executive officer's cash bonus payout was contingent on the Company meeting either at least 80% the 2025 corporate revenue goal target or 70% of the corporate non-GAAP operating income goal target. Should the Company not have reached the foregoing threshold levels for both the 2025 corporate goals, then no payout under the plan would have been made to the executive officers. The performance ranges for each metric included a payout level for threshold performance at 50% of target payout and an established target level to achieve the maximum payout by exceeding the corporate performance objectives for each of the corporate financial metrics. If the corporate goal target is exceeded in either or both corporate goal categories, then the cash payout would increase as follows:

  o Corporate Revenue: From 100% to 120% of the corporate goal target, additional cash compensation is earned linearly up to 200% of the target bonus amount.

  o Non-GAAP Operating Income: From 100% to 130% of corporate goal target, additional cash compensation is earned linearly up to 200% of the target bonus amount.

- The other component of the cash incentive compensation plan was a set of of personal performance goals that are specific to the individual executive officers. This portion of the plan accounted for 30% of the cash bonus potential for each executive officer. The NEO personal performance goals in 2025 included targets related to additional corporate financial measures, operational measures and activities, quality, product development measures or marketing initiatives and personnel development, depending on the executive officer involved. As stated above, payout of the personal performance goal component of the bonus was contingent on achieving the threshold for at least one of the Company corporate goals.

In addition, the bonus for each executive officer, other than the CEO, is qualified by an overarching personal performance coefficient to enable stronger pay for performance and upside for key performers. The personal performance coefficient ranges from 0% to 115% based on a comprehensive performance assessment that includes cultural alignment, alignment with core competencies and behaviors, and overall performance rating.   The performance coefficient was applied as a multiplier to each executive officer's award as calculated in accordance with the three core components described above.

The following table reflects the structure of the corporate component of the cash incentive compensation plan. The personal goal payout component is fixed — if achieved, the payout is for the target amount.

Corporate Goal	Weighting	Threshold (50% Payout)	Target (100% Payout)	Max (200% Payout)
Revenue	50%	80% of target	100% of target	120% of target
Non-GAAP Operating Income	50%	70% of target	100% of target	130% of target

☐

The following table reflects the corporate targets, actual results, and percentage payouts for fiscal year 2025 for the CEO and other executive officers.

Cash Incentive Compensation Plan - Corporate Target Categories	2025 Target	2025 Actual	2025 Payout Percentage
Corporate Revenue	$1,100.0M	$1,005.3M	79%
Non-GAAP Operating Income	$333.3M	$255.3M[1]	61%

(1) The following table represents an unaudited reconciliation of GAAP to non-GAAP operating income (in thousands):

	Fiscal Year Ended January 3, 2026			
	Non-GAAP Adjustments			
GAAP Operating Income	Merger & Acquisition Related Expenses	Restructuring & Other Expenses	Amortization of Intangibles	Non-GAAP Operating Income
$132,927	$19,601	$63,389	$39,409	$255,326

Personal goal achievement for the CEO and other NEOs for 2025 is shown in the table below.

Name	Personal % Score
Michael P. Plisinski	53.3%
Brian K. Roberts	100.0%
Ramil Yaldaei	100.0%
Ido Dolev	33.3%
Shirley Chen	83.3%
Mark R. Slicer	66.7%

Actual amounts paid to the CEO and the other NEOs under their respective annual cash incentive plans are reported below in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

Long-Term Equity Incentive Plan

In 2025, the structure of the long-term equity incentives was set by the Compensation Committee through the consideration of a number of factors and recommendations from the CEO (except in connection with his own grants).

The following parameters were included in the design of the long-term equity incentive program in 2025:

Performance-Based Stock Units: 50% of each executive officer's equity grant was comprised of PSUs. The relative TSR plan design includes the following features:

- 50% of the PSU grant will be assessed at each of two performance periods, at two years and at three years from the grant date (e.g., for awards granted in early 2025, the performance periods would be 2025 through 2027 and 2028).

- Performance will be assessed using TSR, which measures growth in stock price, plus any dividends paid, during the performance period.

- TSR performance will be compared to that of other companies in the Philadelphia Semiconductor Index (SOX).

- The performance and standards to earn the PSU equity awards in 2025 are as follows:

TSR Performance Relative to Peers	PSUs Earned as % of Target
Below 25th Percentile	0%
25th Percentile	50%
55th Percentile	100%
80th Percentile and above	200%

- The PSU award payout will be calculated on a straight-line basis between the 25th & 55th and the 55th & 80th percentile levels referenced above.

- A negative TSR cap has been instituted which limits any PSUs earned to target level if the Company's TSR is negative over the performance period and our TSR ranks above the target performance level.

- Earned PSUs are not subject to additional time-based vesting conditions.

Service-Vesting Restricted Stock Units: 50% of each executive officer's equity grant is comprised of time-based RSUs, which vest in equal annual increments over three years.

The following table summarizes the components of the long-term equity incentive program.

Long-Term Equity Incentive Compensation Program Provisions	2025
Performance-based / Time-based grant breakout	50%-50%
Time-based grant vesting period	33.3% annually over 3 years
Performance-based grant evaluation period	50% of grant at 2 and 3 years
Performance-based grant metric(s)	Relative TSR
Performance-based grant vesting period	100% upon earnings
Performance threshold for earning grant	25th TSR percentile
Percent of performance-based grant earned at threshold	50%
Measure at which 100% of performance-based grant is earned	55th TSR percentile
Maximum performance-based grant upside	200%
Measure at which maximum upside of performance-based grant is earned	80th TSR percentile

In March 2026, the first tranche of the PSUs awarded in 2024 vested. The Company's TSR performance based on the 20-day average market value prior to the vesting date was determined and ranked against the participating companies in the SOX. The Company's TSR for this assessment period was 23%, which placed the Company at the 41st TSR percentile in the SOX. Therefore, the PSUs earned as a percent of the target number awarded was 77%.

In February 2026, the second tranche of the PSUs awarded in 2023 vested. The Company's TSR performance based on the 20-day average market value prior to the vesting date was determined and ranked against the participating companies in the SOX. The Company's TSR for this assessment period was 161%, which placed the Company at the 69th TSR percentile in the SOX. Therefore, the PSUs earned as a percent of the target number awarded was 156%.

The actual number of PSUs and RSUs granted to the NEOs in 2025 and the related value are reported below in the table titled Grants Of Plan-Based Awards In 2025.

Personal Benefits And Perquisites

Benefits

All employees of the Company, including its executive officers, are eligible to participate in the following benefit plans and programs:

- Health and dental insurance;
- Elective vision care program;
- Life insurance and accidental death and dismemberment coverage;
- 401(k) plan;
- Short- and long-term disability insurance with supplemental income continuation;
- Health care and dependent care flexible spending account programs;
- Employee assistance program (EAP);
- Employee stock purchase plan;
- Employee referral bonus program;
- IP recognition awards; and
- Matching of charitable donations through the Company-sponsored charitable foundation.

The Company, in its discretion, may offer to reimburse the expenses that an employee incurs as a result of the Company requiring the individual to relocate their primary residence for employment purposes. The Compensation Committee believes that these benefits are consistent with industry practice and are important in recruiting and retaining qualified employees.

Limited Perquisites

The Company does not offer extensive perquisites to our executive officers. For 2025, the Compensation Committee reviewed the potential perquisites to be offered by the Company to the executive officers and determined that such perquisites would, consistent with past practice, be limited to Company-paid tax preparation services, Company-paid membership in one airline executive club, and a financial and identity theft protection program. Executive officers are also eligible to participate in the Company's Charitable Match Program, under which the Company will match, dollar for dollar, up to $1,000 in donations to eligible charitable organizations. The Compensation Committee believes that these benefits are reasonable and consistent with the Company's overall compensation program and enable the Company to attract and retain superior employees for key positions.

Retirement Provision For Equity Awards

All employees, including our NEOs, are also eligible to participate in the Company's post-retirement equity award vesting program. Under that program:

- An employee is "retirement eligible" if they achieve a combination of age plus years of service with the Company totaling 70, with a base minimum age of 58 years old and a minimum service requirement of five years.
- Vice Presidents and above, including the NEOs, also need to provide at least 12 months advance notice of their intended retirement to be eligible for post-retirement vesting.
- Upon retirement by the employee, any equity awards granted by the Company shall remain outstanding and vest based on:
  - ο The vesting schedule established for time-based equity awards; or
  - ο The actual performance results for performance-based equity awards.

Employee Stock Purchase Plan

The Company has maintained an Employee Stock Purchase Plan since 1986. The Company's 2020 Employee Stock Purchase Plan was approved by stockholders in 2020 and is currently administered by the Compensation Committee.

Under the terms of our current Employee Stock Purchase Plan, eligible employees may elect to have up to fifteen percent (15%) of eligible compensation deducted from their base salary and applied to the purchase of shares of Common Stock. The price the employee pays for each share of Common Stock is eighty-five percent (85%) of the fair market value of Common Stock at the end of the applicable six-month purchase period. The Employee Stock Purchase Plan qualifies as a non-compensatory plan under Section 423 of the Internal Revenue Code of 1986, as amended ("IRC").

Nonqualified Deferred Compensation Plan

In November 2025, the Company adopted the Onto Innovation Nonqualified Deferred Compensation Plan, effective as of January 1, 2026 (the "Deferred Compensation Plan"). The Deferred Compensation Plan constitutes an unfunded, nonqualified deferred compensation plan that is intended to comply with Section 409A of the IRC. Participation in the Deferred Compensation Plan is limited to those employees and non-employee directors of the Company who are designated by the Company as eligible to participate. All of the Company's executive officers, including our NEOs, are eligible to participate in the Deferred Compensation Plan.

An employee participant in the Deferred Compensation Plan may elect to defer into the Deferred Compensation Plan up to 75% of the employee's annual base salary and up to 100% of the employee's annual bonus, performance share units and restricted stock units. Participant contributions will be fully vested at all times. At its sole discretion, the Company may credit participant accounts with contributions from the Company, which will also vest immediately. The amount credited to each participant's account will be adjusted for hypothetical investment earnings, expenses, gains or losses in an amount equal to the earnings, expenses, gains or losses attributable to the investment options selected by the participant from among the investment options designated for this purpose by the Company. Deferred Compensation Plan distributions with respect to participant contributions will be made in a lump sum or annual installments over two to five years at such time as elected by the participant, or in a lump sum or annual installments over two to ten years following the participant's separation from service with the Company, as elected by the participant in accordance with the terms of the Deferred Compensation Plan. Deferred Compensation Plan distributions with respect to Company contributions will be made in a lump sum or annual installments over two to ten years following the participant's separation from service with the Company, as elected by the participant in accordance with the terms of the Deferred Compensation Plan.

CORPORATE AND GOVERNANCE POLICIES

Employment And Change-In-Control Agreements

Each of the NEOs is entitled to payments upon a qualifying termination of employment following a change-in-control event. The Compensation Committee believes that providing severance in a change-in-control situation is beneficial to stockholders so that executive officers may remain objectively neutral when evaluating a transaction that may be beneficial to stockholders yet could negatively impact the continued employment of the executive officer.

The Company is party to an employment agreement with Mr. Plisinski that provides for certain benefits upon termination or a change in control of the Company. We have also entered into an Executive Change in Control Agreement with each of our other current NEOs.

See "Potential Payments Upon Termination Of Employment Or Change In Control" below for a description of these arrangements and potential payments that the NEOs would have been entitled to receive upon applicable hypothetical termination scenarios as of January 2, 2026.

Other Elements Of Post-Termination Compensation

The Company does not have a practice of providing retirement benefits, including any supplemental executive officer retirement plans (SERP), to its executive officers, other than through its 401(k) plan and post-retirement vesting for equity awards granted by the Company, as described above. The Company retains the discretion to utilize the offer of severance and/or change-in-control protection as an incentive in its hiring and retention of executive officers.

Non-Solicitation And Non-Competition Policy

The Company maintains a policy of entering into an agreement with each of its new executive officers, which contains both non-solicitation and non-competition provisions. Each of our NEOs is party to such an agreement. The non-solicitation provisions apply for one year (or two years in the case of Mr. Plisinski) after termination of the individual's employment while the non-competition provisions are in effect during the individual's employment and generally for one year thereafter, to the extent permitted by applicable law. In all cases, these covenants have been implemented to protect the confidential information, goodwill and other assets of the Company. For those individuals with employment agreements, should a breach of the non-solicitation or non-competition terms of their agreements occur, this could give rise to the Company declaring a breach under the agreement and terminating all severance payments thereunder.

General Termination Benefits

Upon termination of an executive officer's employment with the Company, the individual is entitled to receive his or her base salary earned through the termination date. Thereafter, further cash compensation to the executive officer is discontinued, except to the extent that severance or change-in-control payments are required to be made in accordance with individual or Company severance protection arrangements. Pursuant to his employment agreement with the Company, Mr. Plisinski is entitled to elect to continue group health or other group benefits as allowed by COBRA with continued Company co-payments for agreed post-termination periods. The Company retains the right to offer severance and/or payment of COBRA benefits to any individual who is terminated from the Company at its discretion. See "Potential Payments Upon Termination Of Employment Or Change In Control" below for a further description of these arrangements.

Stock Ownership Policy

The Company has established a stock ownership policy for its non-employee directors and executive officers subject to Section 16 reporting requirements, which is designed to align the interests of Company leadership with the interests of stockholders and give Company leadership a stake in the long-term financial future of the Company.

The stock ownership levels currently in effect under the policy are the following:

Company Role	Common Stock Holding Requirement	Effective Date
Non-Employee Directors	3x value of the annual retainer	Within 5 years of initial election to Board
CEO	3x value of CEO's base salary	Within 5 years of hire/promotion
Executive Officers Subject to Section 16 Reporting Requirements	1x value of executive officer's base salary	Within 5 years of hire/promotion

In assessing compliance with the foregoing guidelines, the Company takes into consideration only the ownership of Common Stock in the Company and unexercised stock options that are vested and "in-the-money." As a result, unearned PSUs, unvested time-based RSUs, and unvested stock options do not qualify as shares for purposes of compliance with the Company's stock ownership and retention guidelines.

Participants are expected to achieve their ownership guideline target within five years of becoming subject to the policy. Existing participants were subject to this policy as of the date of the policy and any new participants will be subject to the policy on their hire, promotion, election, or appointment date, as applicable.

Compliance with the Company's stock ownership and retention guidelines is reviewed annually by the Compensation Committee. As of its review in February 2026, the Compensation Committee determined that all executive officers and directors were in material compliance with the ownership requirements. There are no specific penalties for failure to achieve the ownership guideline target. However, the Compensation Committee retains the discretion to impose such other conditions, restrictions, or limitations on any executive officers or directors as such Committee determines to be necessary or appropriate in order to achieve the purposes of the stock ownership policy.

The Compensation Committee regularly reviews the Company's stock ownership and retention guidelines. In the course of its annual review for 2026, the Committee will evaluate the appropriateness of the foregoing stock ownership levels based in part on the average closing price of a share of the Common Stock during the 30 consecutive trading days ending on and including the last day of the most recently completed fiscal year, as well as other considerations such as market conditions and comparable practices within the industry.

Prohibition On Pledging, Margining or Hedging Of Company Stock

Our insider trading policy prohibits Company directors and employees, including our executive officers, from purchasing Company securities on margin, borrowing against Company securities held in a margin account, or pledging Company securities as collateral for a loan. Company directors and employees are also prohibited from engaging in short sales, derivative transactions, and hedging transactions involving Company securities.

Adjustments Or Recovery Of Prior Compensation

The Company has adopted a policy that requires it to recover from its Covered Executives (which includes our NEOs) certain excess incentive compensation that would not have been earned based on specified accounting restatements (the "Clawback Policy"). The Clawback Policy covers any compensation that is granted, earned, or vested based wholly or in part upon the attainment of certain financial reporting measures and received by a Covered Executive during the last three completed fiscal years immediately preceding the relevant accounting restatement date. The Clawback Policy is consistent with the requirements of the SEC's final compensation clawback rules under the Dodd-Frank Act and NYSE listing standards.

Equity Award Grant Timing Policies

We have adopted a Stock-Based Award Grant Date Policy ("Grant Date Policy") governing the timing of grants of options and other equity awards. We did not award stock options, stock appreciation rights, or similar option-like instruments in the last fiscal year, and have not made any such awards since the Merger Date. The Grant Date Policy provides as follows:

- For new hire, promotional, and other equity award grants for officers and other employees, grants shall be approved at the regularly scheduled quarterly Compensation Committee meeting following the date of hire or other triggering event for the grant; provided, however, that the Compensation Committee may, consistent with the Compensation Committee charter and the 2020 Stock Plan, delegate to one or more executive officers of the Company the authority to approve equity award grants to any employee of the Company who is not a director or officer. The grant date of all such equity awards shall be whichever of the following dates next succeeds the date that the Compensation Committee, or its designee, approved the grant: March 1st, June 1st, September 1st, and December 1st (or, in each case, if such date is not a business day that the NYSE is open (a "trading day"), then on the next succeeding trading day).

- For annual equity award grants for officers and other employees, grants shall be approved at the Compensation Committee meeting held during the Company's first fiscal quarter each year. The grant date of such equity awards shall be on or about March 1st (or if such date is not a trading day, on the next succeeding trading day). The Compensation Committee shall approve annual equity award grants to all other employees at the Compensation Committee meeting held during the Company's second fiscal quarter each year. The grant date of all such equity awards shall be on or about June 1st (or if such date is not a trading day, on the next succeeding trading day).

- For initial RSU awards granted to each newly elected non-employee director who is first elected to the Board other than at an Annual Meeting of Stockholders, such grants shall be approved at or about the date of the first quarterly Board or Compensation Committee meeting after such new non-employee director has been elected. If the date of such approval is during an open window under the Company's insider trading policy, the grant date for such award shall be the date of approval (or if such date is not a trading day, on the next succeeding trading day). If the date of such approval is not during an open trading window under the Company's insider trading policy, then the grant date for such award shall be the first trading day of the next open trading window.

- For annual RSU awards granted to each non-employee director elected or re-elected at an Annual Meeting of Stockholders, such grants shall be approved at the Board meeting following the Annual Meeting of Stockholders. The grant date for annual awards to non-employee directors shall be at or about the date of the Annual Meeting of Stockholders (or if such date is not a trading day, on the next succeeding trading day).

The Company will not purposefully accelerate or delay the public release of material information in consideration of a pending equity award in order to allow the grantee to benefit from a more favorable stock price. The Company recognizes, however, that a release of information in close proximity to an equity award could create the appearance of an effort to time the grantee's equity award to the grantee's benefit, even if no such benefit was intended. Accordingly, equity awards are granted based on a predetermined schedule whenever possible.

Compensation Program Risk Assessment

In 2025, the Compensation Committee, with advice and input from Compensia, its independent compensation consultant, reviewed our compensation program and whether compensation design features may have the potential to incentivize executive officers to take risks that are reasonably likely to have a material adverse effect on the Company. Among others, the Committee reviewed the following features of our compensation program: compensation philosophy and pay mix; performance measures used in incentive plans; goal setting and payout leverage and caps; calculation and verification of performance outcomes for incentive payments; and mitigating factors built into the program to reduce risk. Based on this review and the input from Compensia, the Compensation

Committee concluded that the Company's compensation program does not create risks that are reasonably likely to have a material adverse effect on the Company.

IRS Limits On Deductibility Of Compensation

Section 162(m) of the IRC limits our ability to deduct for tax purposes compensation in excess of $1,000,000 that is paid to certain "covered employees" in any taxable year. Covered employees currently include our principal executive officer, our principal financial officer and our next three highest paid executive officers for the taxable year. Once an individual is a covered employee for any year beginning after December 31, 2016, the individual remains a covered employee for all subsequent years, including following termination or death. Although the Compensation Committee considers deductibility issues when approving executive officer compensation elements, the Compensation Committee believes that the other compensation objectives, such as attracting, retaining and providing appropriate incentives to executive officers, are important and can supersede the goal of maintaining deductibility. Consequently, the Compensation Committee generally makes compensation decisions without regard to deductibility, as the Compensation Committee believes it has appropriately structured its compensation programs to provide incentives to our executive officers to increase Company return and stockholder value.

CONCLUSION

In reviewing its compensation programs, the Company has concluded that each element of compensation as well as the total compensation opportunities for its executive officers, including the NEOs, are reasonable, appropriate and in the interests of the Company and its stockholders. The Company believes that this compensation program appropriately satisfies the Company's goals of establishing a compensation package that attracts and retains a strong, motivated leadership team, aligns the financial incentives of the executive officers with the interests of the stockholders, and rewards the achievement of specific annual, long-term, and strategic goals of the Company. The Company believes that the compensation program, which has been established and is reflected herein has enabled it to recruit and secure a talented and motivated leadership team by which the Company drives toward the ultimate objective of improving stockholder value.

COMPENSATION COMMITTEE REPORT ON
EXECUTIVE OFFICER COMPENSATION

We, the Compensation Committee of the Board, have reviewed and discussed the Compensation Discussion and Analysis ("CD&A") within the Executive Officer Compensation section of this proxy statement with the management of the Company. Based on such review and discussions, we have recommended to the Board that the CD&A be included as part of this proxy statement.

THE COMPENSATION COMMITTEE

May Su (Chairperson)
Stephen D. Kelley
Susan D. Lynch

Summary Compensation Table

The following table summarizes the compensation earned by our NEOs in the fiscal years noted.

Name and Principal Position	Year	Salary ($)	Bonus ($) [1]	Stock Awards ($) [2]	Non-Equity Incentive Plan Compensation ($) [3]	All Other Compensation ($) [4]	Total ($)
Michael P. Plisinski	2025	$762,461	$1,000	$6,428,679	$611,002	$10,409	$7,813,551
Chief Executive Officer	2024	$729,615	—	$5,303,695	$920,073	$8,383	$6,961,766
	2023	$692,718	—	$4,327,136	$624,741	$1,433	$5,646,028
Brian K. Roberts [5]	2025	$272,596	$250,000	$2,200,083	$325,766	$6,433	$3,054,878
Chief Financial Officer							
Ramil Yaldaei	2025	$387,783	—	$1,043,702	$226,281	$11,478	$1,669,244
Chief Operating Officer	2024	$362,977	—	$749,649	$289,153	$11,105	$1,412,884
	2023	$310,961	—	$475,049	$159,982	$10,019	$956,011
Ido Dolev [6]	2025	$457,296	$243,852	$3,259,854	$208,523	$161,146	$4,330,671
Executive Vice President, Product Solutions Group							
Shirley Chen [7]	2025	$224,192	—	$1,350,077	$236,738	$5,394	$1,816,401
Senior Vice President, Customer Success							
Mark R. Slicer [8]	2025	$225,813	—	$814,519	—	$1,889,270	$2,929,602
Former Senior Vice President, Chief Financial Officer	2024	$463,500	—	$922,402	$336,779	$7,530	$1,730,211
	2023	$461,942	—	$834,971	$237,287	$10,590	$1,544,790

(1) Amounts for Messrs. Roberts and Dolev represent one-time sign on bonuses. Amount for Mr. Plisinski represents a one-time spot bonus.

(2) Amounts reflect the grant date fair value for each share-based compensation award granted to the NEOs during the covered year, calculated in accordance with FASB ASC Topic 718. The assumptions used in determining the grant date fair values of awards are set forth in Note 2 to our consolidated financial statements, which are included in our Annual Report on Form 10-K filed with the SEC on February 24, 2026. For 2025, the amount reported for each NEO includes the grant date fair value attributable to the 2025 awards of (i) time-based RSUs and (ii) PSUs, assuming that the performance conditions were satisfied at target at the time of grant. The grant date fair value attributable to the 2025 PSU awards, assuming maximum performance achievement, is as follows: Mr. Plisinski, $6,543,231; Mr. Yaldaei, $1,062,162; Mr. Dolev, $1,519,387 and Mr. Slicer, $829,028. Mr. Slicer's 2025 PSU awards were forfeited as a result of his separation from service with the Company. The actual amounts earned for the other NEOs will be determined following the end of the two-year performance period (March 3, 2025 – March 3, 2027) and the three-year performance period (March 3, 2025 – March 3, 2028). Mr. Roberts' and Ms. Chen's stock awards in 2025 were entirely in the form of time-based RSUs.

(3) The amounts for a given year represent the amount earned in respect of that year under the Company's annual cash performance incentive plan, as applicable, notwithstanding the year in which it was paid. See "Compensation Discussion and Analysis – Annual Cash Incentive Compensation" for further information.

(4) Refer to the All Other Compensation table for more detailed information about the 2025 compensation reported in this column.

(5) Mr. Roberts joined the Company as Chief Financial Officer effective June 16, 2025.

(6) Although employed by Onto Innovation prior to 2025, Mr. Dolev was not an NEO prior to 2025.

(7) Ms. Chen joined the Company as Senior Vice President, Customer Success effective June 16, 2025.

(8) Mr. Slicer served as Principal Financial Officer of the Company until June 12, 2025.

All Other Compensation

Name	Year	Matching Contribution Towards 401(k) ($)	Insurance ($)[1]	Perquisites and Other Personal Benefits ($)[2]	Severance Compensation ($)[3]	Total ($)
Michael P. Plisinski	2025	$9,659	$750	—	—	$10,409
Brian K. Roberts	2025	$6,058	$375	—	—	$6,433
Ramil Yaldaei	2025	$10,728	$750	—	—	$11,478
Ido Dolev	2025	$5,712	$375	$155,059	—	$161,146
Shirley Chen	2025	$5,019	$375	—	—	$5,394
Mark R. Slicer	2025	$1,092	$375	—	$1,887,803	$1,889,270

(1) Insurance is the premium associated with coverage under the group term life insurance and accidental death and dismemberment insurance plans. Coverage is equal to the lesser of two times salary or $500,000.

(2) The value of aggregate perquisites and personal benefits for each NEO except Mr. Dolev is less than $10,000, and therefore, perquisites and personal benefits for these individuals are not required to be disclosed in accordance with SEC rules. Mr. Dolev's perquisites included moving/relocation expense reimbursements of $130,528, Company contributions to a retirement benefit plan of $21,881 while Mr. Dolev was working in Israel, Company paid identity theft insurance of $2,000 and executive airline club membership of $650.

(3) For details regarding Mr. Slicer's severance compensation see "NEO Employment and Change in Control Agreements" on page 59 of this proxy statement.

Grants Of Plan-Based Awards In 2025

The following table sets forth information with respect to non-equity and equity incentive plan awards that were granted during 2025 to the NEOs. No stock option awards were granted to any NEO in 2025.

Name	Grant Date	Date of Compensation Committee Approval	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)[1]			Estimated Future Payouts Under Equity Incentive Plan Awards (#)[2]			All other Stock Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold	Target	Maximum	Threshold	Target	Maximum		
Michael P. Plisinski			$168,219	$961,250	$1,634,125					
	3/3/2025	2/7/2025				11,606	23,212	46,424		$3,271,615
	3/3/2025	2/7/2025							23,212	$3,157,064
Brian K. Roberts			$73,500	$420,000	$714,000					
	9/2/2025	5/14/2025							21,175	$2,200,083
Ramil Yaldaei			$44,395	$253,685	$431,265					
	3/3/2025	2/7/2025				1,884	3,768	7,536		$531,081
	3/3/2025	2/7/2025							3,769	$512,622
Ido Dolev			$55,125	$315,000	$535,500					
	6/2/2025	5/14/2025				2,695	5,390	10,780		$759,694
	6/2/2025	5/14/2025							26,953	$2,500,160
Shirley Chen			$57,094	$326,250	$554,625					
	9/2/2025	6/11/2025							12,994	$1,350,077
Mark R. Slicer			$58,482	$334,183	$568,112					
	3/3/2025	2/7/2025				1,471	2,941	5,882		$414,514
	3/3/2025	2/7/2025							2,941	$400,005

(1) The amounts reported in these columns represent the annual cash incentive opportunities under the Company's cash incentive compensation plan for each of our NEOs for the 2025 performance period. The metrics against which performance was measured under this plan, as well as other details regarding the plan, are discussed above in the Compensation Discussion and Analysis under "Annual Cash Incentive Compensation." The amounts actually earned by our NEOs under the plan are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table above.

(2) The amounts reported in these columns represent the award opportunities under the Company's PSU program. The metrics against which performance will be measured under this program, as well as other details

regarding the plan, are discussed above in the Compensation Discussion and Analysis under the heading "Long-Term Equity Incentive Plan." The performance periods for these awards are two years and three years from March 3, 2025 with the final determinations of the award ultimately earned being made in 2027 and 2028.

(3) The amounts reported in this column represent the awards of RSUs which are subject to time-based vesting conditions, as discussed above in the Compensation Discussion and Analysis under the heading "Long-Term Equity Incentive Plan." These RSUs vest in 33.3% increments on each of the first three anniversaries of the grant date, except for the initial RSUs awarded to Mr. Dolev in connection with his hiring, which vest 33.3% on each of the first three anniversaries of his hire date.

Outstanding Equity Awards At 2025 Fiscal Year-End

The following table sets forth information with respect to outstanding equity awards held by the NEOs as of January 3, 2026. No stock option awards were outstanding as of January 3, 2026.

		Stock Awards			
Name	Grant Date [1]	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Michael P. Plisinski	2/14/2023	7,883	$1,307,553	11,824	$1,961,247
	3/1/2024	7,962	$1,320,657	11,942	$1,980,820
	3/3/2025	23,212	$3,850,174	23,212	$3,850,174
Brian K. Roberts	9/2/2025	21,175	$3,512,297	—	—
Ramil Yaldaei	5/15/2023	1,694	$280,984	—	—
	3/1/2024	1,125	$186,604	1,688	$279,989
	3/3/2025	3,769	$625,164	3,768	$624,998
Ido Dolev	6/2/2025	19,765	$3,278,421	5,390	$894,039
Shirley Chen	9/2/2025	12,994	$2,155,315	—	—
Mark Slicer	2/14/2023	—	—	2,281	$378,349
	3/1/2024	—	—	1,039	$172,339

(1) For a better understanding of this table, we have included an additional column showing the grant date of each stock award.

(2) Amount includes time-based RSU awards vesting 1/3rd per year on the anniversary of the grant date.

(3) Based on the Common Stock closing price of $165.87 per share on January 2, 2026.

(4) PSU awards are reported in this table at number of target shares. The actual number of shares earned will be determined based on performance achievement measured over two (2)- and three (3)-year performance periods, and any earned shares will vest on the second and third anniversaries, respectively, of the grant date.

Stock Vested In 2025

The following table sets forth information with respect to the value realized by the NEOs upon vesting of PSUs and RSUs during 2025, and such values reflect the total pre-tax value realized by each NEO. There were no stock option exercises by any of the NEOs during 2025.

	Stock Awards	
Name	Number of Shares Acquired On Vesting (#)	Value Realized On Vesting ($)[1]
Michael P. Plisinski	60,911	$10,801,786
Brian K. Roberts	—	—
Ramil Yaldaei	3,476	$423,223
Ido Dolev	7,188	$1,107,024
Shirley Chen	—	—
Mark R. Slicer	14,245	$1,919,385

(1) The aggregate dollar amount realized is based on the fair market value of the shares upon vesting.

Pay Versus Performance

We are required by SEC rules to disclose the following information regarding compensation paid to our NEOs. The amounts set forth below under the headings "Compensation Actually Paid to CEO" and "Average Compensation Actually Paid to NEOs" have been calculated in a manner consistent with Item 402(v) of Regulation S-K. The tables in footnote (5) below set forth the adjustments from the Total Compensation for each NEO reported in the Summary Compensation Table above.

The following table sets forth additional compensation information of our Chief Executive Officer (CEO) and our non-CEO NEOs along with total shareholder return, net income and total revenue performance results for fiscal years presented:

Year [1]	Summary Compensation Table Total For CEO	Compensation Actually Paid to CEO [5]	Average Summary Compensation Table Total For NEOs	Average Compensation Actually Paid to NEOs [5][2]	Total Shareholder Return [3]	Peer Group Total Shareholder Return [3]	Net Income (in thousands) [4]	Total Revenue (in thousands) [4]
					Value of Initial Fixed $100 Investment Based On:			
2025	$7,813,551	$6,491,709	$2,760,159	$4,036,382	$331.78	$268.22	$136,759	$1,005,263
2024	$6,961,766	$10,138,733	$1,443,013	$1,896,075	$350.34	$186.98	$201,670	$987,321
2023	$5,646,028	$21,220,183	$1,282,971	$2,783,035	$321.44	$155.35	$121,159	$815,868
2022	$5,313,301	$2,086,925	$1,129,974	$711,974	$143.16	$93.02	$223,334	$1,005,183
2021	$5,134,310	$13,985,674	$1,069,940	$2,149,621	$212.86	$142.85	$142,349	$788,899

(1) The CEO and NEOs included in the above compensation columns reflect the following:

Year	CEO	NEOs
2025	Michael P. Plisinski	Brian K. Roberts, Ramil Yaldaei, Ido Dolev, Shirley Chen, Mark Slicer
2024 & 2023	Michael P. Plisinski	Mark R. Slicer, Yoon Ah E. Oh, Srinivas Vedula, Ramil Yaldaei
2022	Michael P. Plisinski	Mark R. Slicer, James (Cody) Harlow, Robert Fiordalice, Yoon Ah E. Oh, Steven R. Roth
2021	Michael P. Plisinski	Steven R. Roth, Rollin Kocher, Kevin Heidrich, Robert A. Koch, Yoon Ah E. Oh

(2) In 2023, tranches of the TSR-based PSU awards from 2021 and 2020 vested. None of the NEOs, except for the CEO, was in his or her current role in 2020 or 2021 at the time the PSU awards were granted. Therefore no NEO, except for the CEO, received Common Stock from the vesting of PSU awards in 2023.

(3) Company and Peer Group TSR reflects the Company's peer group (PHLX Semiconductor Index) as reflected in our Annual Report on Form 10-K pursuant to Item 201(e) of Regulation S-K for the fiscal year ended January 3, 2026. Each year reflects what the cumulative value of $100 would be, including the reinvestment of dividends, if such amount were invested on December 31, 2020.

(4) The dollar amounts reported represent the amount of net income and total revenue reflected in our audited financial statements for each covered fiscal year.

(5) Fair value or change in fair value, as applicable, of equity awards in the "Compensation Actually Paid" columns was determined by reference to (1) for RSU awards, closing price on applicable year-end dates or, in the case of vesting dates, the actual vesting price, (2) for TSR-based PSU awards, the fair value calculated by a Monte Carlo simulation model as of the applicable year-end date(s) or, in the case of vesting date, the actual vesting price and probability of achievement. For the portion of "Compensation Actually Paid" that is based on year-end stock prices, the following prices were used: for 2025: $165.87 (3% decrease from the prior year) for 2024: $170.66 (11.6% increase from the prior year) for 2023: $152.90 (124.6% increase from prior year) for 2022: $68.09 (32.7% reduction from prior year) and, for 2021: $101.23 (110.8% increase from prior year).

"Compensation Actually Paid" to the CEO reflects the following adjustments from Total Compensation reported in the Summary Compensation Table:

CEO	2025	2024	2023	2022	2021
Total Reported in Summary Compensation Table (SCT)	$7,813,551	$6,961,766	$5,646,028	$5,313,301	$5,134,310
Less, Value of Stock & Option Awards Reported in SCT	($6,428,679)	($5,303,695)	($4,327,136)	($3,977,905)	($3,487,747)
Less, Change in Pension Value and Non-Qualified Deferred Compensation Earnings in SCT	—	—	—	—	—
Plus, Pension Service Cost and impact of Pension Plan Amendments	—	—	—	—	—
Plus, Year-End Value of Awards Granted in Fiscal Year that are Unvested and Outstanding	$7,148,484	$4,637,070	$10,231,429	$2,764,863	$6,761,134
Plus, Change in Fair Value of Prior Year awards that are Outstanding and Unvested	($2,448,979)	$2,143,426	$8,298,325	($2,584,704)	$5,241,435
Plus, FMV of Awards Granted this Year and that Vested this Year	—	—	—	—	—
Plus, Change in Fair Value (from Prior Year-End) of Prior Year awards that Vested this year	$407,332	$1,700,166	$1,371,538	$571,370	$336,542
Less, Prior Year Fair Value of Prior Year awards that failed to vest this year	—	—	—	—	—
Total Adjustments	($1,321,842)	$3,176,967	$15,574,155	($3,226,376)	$8,851,364
"Compensation Actually Paid"	$6,491,709	$10,138,733	$21,220,183	$2,086,925	$13,985,674

The average "Compensation Actually Paid" to the NEOs reflects the following adjustments from Total Compensation reported in the Summary Compensation Table:

NEO Average	2025	2024	2023	2022	2021
Total Reported in Summary Compensation Table (SCT)	$2,760,159	$1,443,013	$1,282,971	$1,129,974	$1,069,940
Less, Value of Stock & Option Awards Reported in SCT	($1,733,647)	($756,739)	($721,165)	($577,372)	($533,902)
Less, Change in Pension Value and Non-Qualified Deferred Compensation Earnings in SCT	—	—	—	—	—
Plus, Pension Service Cost and impact of Pension Plan Amendments	—	—	—	—	—
Plus, Year-End Value of Awards Granted in Fiscal Year that are Unvested and Outstanding	$3,016,194	$661,625	$1,508,382	$436,885	$879,706
Plus, Change in Fair Value of Prior Year awards that are Outstanding and Unvested	($107,600)	$274,604	$613,125	($143,057)	$665,069
Plus, FMV of Awards Granted this Year and that Vested this Year	$602,561	—	—	—	—
Plus, Change in Fair Value (from Prior Year-End) of Prior Year awards that Vested this year	($153,074)	$273,572	$99,722	($134,457)	$68,807
Less, Prior Year Fair Value of Prior Year awards that failed to vest this year	($348,211)	—	—	—	—
Total Adjustments	$1,276,223	$453,062	$1,500,064	($418,000)	$1,079,680
"Compensation Actually Paid"	$4,036,382	$1,896,075	$2,783,035	$711,974	$2,149,621

Pay Versus Performance Descriptive Disclosure

Compensation Actually Paid, Company TSR and Peer Group TSR

The following chart graphically illustrates the relationship between Compensation Actually Paid to our CEO and the other NEOs, the Company's TSR and the TSR of our Peer Group:



Compensation Actually Paid and Net Income

The following chart graphically illustrates the relationship between Compensation Actually Paid to our CEO and other NEOs and the Company's Net Income:



Compensation Actually Paid and Total Revenue

The following chart graphically illustrates the relationship between Compensation Actually Paid to our CEO and other NEOs and the Company's Total Revenue:



Pay versus Performance Tabular List

The table below lists our most important performance measures used to link "Compensation Actually Paid" for our NEOs to Company performance, over the fiscal year ending January 3, 2026. Both Total Revenue and non-GAAP operating income factor into the annual cash incentive compensation paid to NEOs and Company TSR over two- and three-year measurement periods determine the ultimate value of PSUs awarded to NEOs. For a further discussion of how each of these financial measures relates to NEO compensation and for a reconciliation of the non-GAAP measure as compared to the GAAP measure reflected in our audited financial statements, see our "Compensation Discussion and Analysis" beginning on page 27 of this proxy statement. The performance measures included in this table are not ranked by relative importance.

Most Important Financial Measures
Total Revenue
Non-GAAP Operating Income [1]
Total Shareholder Return

(1) Refer to footnote (1) on page 39 of this proxy statement for a reconciliation of non-GAAP operating income to the most comparable GAAP measure.

Pension And Nonqualified Deferred Compensation

The Company does not have a defined benefit pension program. As discussed above under "Personal Benefits and Perquisites – Nonqualified Deferred Compensation Plan," the Company adopted the Deferred Compensation Plan in November of 2025, effective as of January 1, 2026. All of the Company's executive officers, including our NEOs, are eligible to participate in the Deferred Compensation Plan.

Potential Payments Upon Termination Of Employment Or Change In Control

This section (including the following tables) summarizes each NEO's estimated payments and other benefits that would be received by the NEO or the NEO's estate if his or her employment had terminated on January 2, 2026, the last business day of the Company's last completed fiscal year, under the hypothetical circumstances set forth below.

Certain of our NEOs are entitled to certain termination payments upon his or her death or Disability, his or her involuntary termination without Cause, or his or her voluntary termination with Good Reason as described below. Although the definitions of each of these terms is specific to the NEO's employment agreement or change-in-control agreement with the Company, the terms generally have the following meanings:

- "Disability" generally means that the executive officer, due to physical or mental impairment, is unable to perform his or her duties to the Company for a specified period of time.

- "Cause" generally means that the executive officer engaged in a crime, willful gross misconduct or other serious act involving moral turpitude; materially breached an agreement between him or her and the Company; or otherwise materially breached his or her obligations to the Company.

- A voluntary termination for "Good Reason" generally means, depending on the particular executive officer's agreement, that the executive officer's duties, responsibilities or status with the Company or its successor are materially reduced; his or her primary place of work is moved to a location outside a predetermined radius; in particular cases, certain reductions in compensation; or the Company materially breaches the terms of his or her agreement with the Company or any successor fails to assume the executive officer's change-in-control agreement.

In addition to the payments and other benefits described below, under our 2020 Stock Plan, in the event of a change in control, unless the Board or Compensation Committee determine that some other treatment is warranted in their discretion, if the acquirer elects not to assume or substitute an equity award, then upon the effective date of the change in control all RSUs and PSUs held by any employees of the Company (including NEOs) become fully vested and the performance goals or other vesting conditions for PSUs shall be deemed achieved at 100% of the target levels.

NEO Employment and Change in Control Agreements

Mr. Plisinski

Mr. Plisinski's employment agreement provides for the following:

- In the event of any termination of Mr. Plisinski's employment, he is entitled to payment of all base salary due and owing through the termination date and an amount equal to all earned but unused vacation through the termination date.

- In the event Mr. Plisinski's employment is terminated due to his death, his estate would be entitled to:

  ο Payment of his then-current base salary as if his employment had continued for three months following his death;

  ο Continued co-payment for a period of six months following his death of amounts due under COBRA for continuation of the Company's group health and other group benefits for his covered dependents, if the covered dependents so elect;

  ο Payment of his annual incentive cash bonus based on actual performance achievement, prorated for the time employed preceding his death, to be paid out with the Company's annual incentive plan payouts; and

  ο Immediate vesting of stock options and SARs, and immediate vesting of RSU awards granted after his appointment as CEO which by their terms would vest within 12 months after death and, if a performance award, based on actual performance achievement for such performance period completed within 12 months after death.

- In the event Mr. Plisinski's employment is terminated due to his Disability, he would be entitled to:

  ο Payment of his then-current base salary through the end of the month of such termination;

  ο Continued co-payment for a maximum period of six months following his Disability of amounts due under COBRA for continuation of the Company's group health and other group benefits, if he or his covered dependents, as appropriate, so elects;

  ο Payment of his annual incentive cash bonus based on actual performance achievement, prorated for the time employed preceding his termination, to be paid out with the Company's annual incentive plan payouts; and

  ο Immediate vesting of stock options and SARs, and immediate vesting of RSU awards granted after his appointment as CEO which by their terms would vest within 12 months after termination for disability and, if a performance award, based on actual performance achievement for such performance period completed within 12 months after termination.

- In the event Mr. Plisinski's employment is terminated by the Company without Cause or Mr. Plisinski terminates his employment for Good Reason, he would be entitled to:

  ο Payment of two times his then-current base salary, paid over 24 months (i.e., salary continuation for two years);

  ο Continued co-payment for a period of up to 18 months of amounts due under COBRA for continuation of the Company's group health and other group benefits, if he so elects; and

  ο Vesting of any equity incentive awards outstanding as of the termination date as follows:

    ▪ For awards granted after the effective date of Mr. Plisinski's current employment agreement:

      • Stock options and SARs which would have vested within 12 months following the date of termination, become immediately and fully vested and exercisable upon termination and remain exercisable until the first to occur of the second anniversary of the termination date or the original expiration date of such option or stock appreciation right;

    ▪ For awards granted before the effective date of Mr. Plisinski's current employment agreement:

- Vesting of unvested awards which were earned based on a completed performance period under a performance-based award granted on or after the employment agreement effective date and which as of the termination date are then subject to time-based vesting only, or shares under such an equity incentive award granted on or after the employment agreement effective date which will be earned under a performance-based award based on actual achievement under a performance period which has been completed on or prior to the termination date but as to which performance period the actual number of shares earned against the award performance goals has not yet been determined by the Company; and

  - Vesting of unvested awards that would have become vested based solely on the passage of time within the 12-month period immediately following the termination date had Mr. Plisinski continued in employment with the Company.

    - To the extent not vested, all other equity incentive awards outstanding at the time of termination will expire as of the termination date.

- If, within 18 months following the occurrence of a Change in Control, Mr. Plisinski's employment is terminated for any reason other than for Cause or Mr. Plisinski terminates his employment for Good Reason, he would be entitled to:

  o Payment of two times the sum of his then-current base salary and target annual cash bonus, paid over 24 months;

  o A pro rata incentive compensation payment for the calendar year in which the termination occurred based on the actual results for the calendar year;

  o Continued co-payment for a period of up to 18 months of amounts due under COBRA for continuation of the Company's group health and other group benefits, if he so elects; and

  o Immediate vesting of all unvested stock options, SARs and all unvested and outstanding performance-based (at target) and time-based RSUs and other equity awards.

- To the extent that Change in Control termination payments made to Mr. Plisinski under his agreement are subject to the excise tax imposed by Section 4999 of the IRC, Mr. Plisinski would either have to pay the excise tax or have his benefits reduced so that no portion of his termination payments were subject to the excise tax.

- In order to receive these termination or Change in Control termination payments, Mr. Plisinski would be required to sign a general release of all known and unknown claims that he may have against the Company.

- As part of his employment agreement, Mr. Plisinski is subject to non-solicitation and non-competition restrictions that limit his ability to compete with the Company during the term of the agreement and survive his resignation or termination for any reason for periods of two years and one year, respectively.

- For Mr. Plisinski, a "Change in Control" would generally be considered to have occurred if:

  o Any person or entity, or multiple persons or entities acting as a group, becomes the beneficial owner of more than 50% of our outstanding voting shares;

  o Continuing Directors no longer constitute a majority of the Board, where "Continuing Director" means a Board member who was a Board member when the Executive Change in Control Agreement was executed or who was nominated, elected or approved by at least a majority of Board members who were, at that time, Continuing Directors, but excluding any individual whose initial assumption to office occurred as a result of any actual or threatened election contest or proxy solicitation, unless such person's treatment as a Continuing Director is subsequently approved by a majority of Continuing Directors; or

  o There is consummation of a merger, consolidation, reorganization, recapitalization or statutory share exchange involving the Company or a sale or other disposition of all or substantially all of the assets of the Company in one or a series of transactions (a "Business Combination"), unless, immediately following such Business Combination, each of the following three conditions is satisfied: (A) all or substantially all of the individuals and entities who were the beneficial owners of the then-outstanding shares of Common Stock entitled to vote immediately prior to such Business Combination still beneficially own more than 75% of the outstanding securities of the surviving entity in substantially the same proportions as their ownership immediately prior to such Business Combination; (B) the individuals who were members of the Board of Directors of the Company immediately prior to the execution of the agreement providing for such Business Combination constitute at least 50% of the members of the board of directors or other governing body of the acquiring entity; and (C) no person beneficially owns, directly or indirectly, securities that represent immediately after such merger or consolidation more than 50% of the combined voting power of the then outstanding voting securities of either the Company or the other surviving entity or its ultimate parent, or of the combined voting power of the then-outstanding securities of such entity entitled to vote generally in the election of directors or other governing body (except to the extent that such ownership existed prior to the Business Combination).

The following table reflects the potential payments to Mr. Plisinski in the event of his termination or his termination following a Change in Control as of January 3, 2026:

Termination Circumstances as of 1/2/2026	Cash Severance		Value of Accelerated Unvested Equity [1]	Benefits Continuation
	Base Salary	Management Incentive Bonus		
By the Company without Cause	$1,538,000	—	$6,203,040	$58,786
	(2x salary)			
Executive officer resignation for Good Reason	$1,538,000	—	$6,203,040	$58,786
	(2x salary)			
Death	$192,250	$611,002	$14,270,625	$19,595
	(3 mos. salary)	(1x bonus)		
Disability	—	$611,002	$6,203,040	$19,595
		(1x bonus)		
Within 18 months following Change in Control:				
By the Company without Cause	$1,538,000	$1,922,500	$14,270,625	$58,786
	(2x salary)	(2x bonus)		
By the executive officer with Good Reason	$1,538,000	$1,922,500	$14,270,625	$58,786
	(2x salary)	(2x bonus)		

(1) For RSUs and PSUs the value represents the closing price of our Common Stock on the last trading day of the fiscal year multiplied by the number of accelerated units. For PSUs, the number of accelerated units assumes vesting at the target level.

Mr. Roberts

Mr. Roberts' employment agreement provides for the following:

- In the event of any termination of Mr. Roberts' employment, he is entitled to payment of all base salary due and owing through the termination date and an amount equal to all earned but unused vacation through the termination date.

- In the event Mr. Robert's employment is terminated due to his death, his estate would be entitled to:

- ο Payment of his then-current base salary as if his employment had continued for three months following his death;

- ο Continued co-payment for a period of six months following his death of amounts due under COBRA for continuation of the Company's group health and other group benefits for his covered dependents, if the covered dependents so elect;

- ο Payment of his annual incentive cash bonus based on actual performance achievement, prorated for the time employed preceding his death, to be paid out with the Company's annual incentive plan payouts; and

- ο Immediate vesting of stock options and SARs, and immediate vesting of RSU awards granted after his appointment as CEO which by their terms would vest within 12 months after death and, if a performance award, based on actual performance achievement for such performance period completed within 12 months after death.

- In the event Mr. Roberts' employment is terminated due to his Disability, he would be entitled to:

  - ο Payment of his then-current base salary through the end of the month of such termination;

  - ο Continued co-payment for a maximum period of six months following his Disability of amounts due under COBRA for continuation of the Company's group health and other group benefits, if he or his covered dependents, as appropriate, so elects;

  - ο Payment of his annual incentive cash bonus based on actual performance achievement, prorated for the time employed preceding his termination, to be paid out with the Company's annual incentive plan payouts; and

  - ο Immediate vesting of stock options and SARs, and immediate vesting of RSU awards granted after his appointment as CEO which by their terms would vest within 12 months after termination for disability and, if a performance award, based on actual performance achievement for such performance period completed within 12 months after termination.

- In the event Mr. Roberts' employment is terminated by the Company without Cause or Mr. Roberts terminates his employment for Good Reason, he would be entitled to:

  - ο Payment of his then-current base salary, paid over 12 months (i.e., salary continuation for one year);

  - ο Continued co-payment for a period of up to 12 months of amounts due under COBRA for continuation of the Company's group health and other group benefits, if he so elects; and

  - ο Vesting of any equity incentive awards outstanding as of the termination date as follows:

    - ▪ For awards granted after the effective date of Mr. Roberts' current employment agreement:

      - • Stock options and SARs which would have vested within 12 months following the date of termination, become immediately and fully vested and exercisable upon termination and remain exercisable until the first to occur of the second (2nd) anniversary of the termination date or the original expiration date of such option or stock appreciation right;

    - ▪ For awards granted before the effective date of Mr. Roberts' current employment agreement:

      - • Vesting of unvested awards which were earned based on a completed performance period under a performance-based award granted on or after the employment agreement effective date and which as of the termination date are then subject to time-based vesting only, or shares under such an equity incentive award granted on or after the employment agreement effective date which will be earned under a performance-based award based on actual achievement under a performance period which has been completed on or prior to the termination date but as to which performance period the actual number of shares earned against the award performance goals has not yet been determined by the Company; and

- Vesting of unvested awards that would have become vested based solely on the passage of time within the 12-month period immediately following the termination date had Mr. Roberts continued in employment with the Company.

  - To the extent not vested, all other equity incentive awards outstanding at the time of termination will expire as of the termination date.

- If, within 18 months following the occurrence of a Change in Control, Mr. Roberts' employment is terminated for any reason other than for Cause or Mr. Roberts terminates his employment for Good Reason, he would be entitled to:

  ο Payment of the sum of his then-current base salary and target annual cash bonus, paid over 12 months;

  ο A pro rata incentive compensation payment for the calendar year in which the termination occurred based on the actual results for the calendar year;

  ο Continued co-payment for a period of up to 18 months of amounts due under COBRA for continuation of the Company's group health and other group benefits, if he so elects; and

  ο Immediate vesting of all unvested stock options, SARs and all unvested and outstanding performance-based (at target) and time-based RSUs and other equity awards.

- To the extent that Change in Control termination payments made to Mr. Roberts under his agreement are subject to the excise tax imposed by Section 4999 of the IRC, Mr. Roberts would either have to pay the excise tax or have his benefits reduced so that no portion of his termination payments were subject to the excise tax.

- In order to receive these termination or Change in Control termination payments, Mr. Roberts would be required to sign a general release of all known and unknown claims that he may have against the Company.

- As part of his employment agreement, Mr. Roberts is subject to non-solicitation and non-competition restrictions that limit his ability to compete with the Company during the term of the agreement and survive his resignation or termination for any reason for period of one year.

- For Mr. Roberts, a "Change in Control" would generally be considered to have occurred if:

  ο Any person or entity, or multiple persons or entities acting as a group, becomes the beneficial owner of more than 50% of our outstanding voting shares;

  ο Continuing Directors no longer constitute a majority of the Board, where "Continuing Director" means a Board member who was a Board member when the Executive Change in Control Agreement was executed or who was nominated, elected or approved by at least a majority of Board members who were, at that time, Continuing Directors, but excluding any individual whose initial assumption to office occurred as a result of any actual or threatened election contest or proxy solicitation, unless such person's treatment as a Continuing Director is subsequently approved by a majority of Continuing Directors; or

  ο There is consummation of a merger, consolidation, reorganization, recapitalization or statutory share exchange involving the Company or a sale or other disposition of all or substantially all of the assets of the Company in one or a series of transactions (a "Business Combination"), unless, immediately following such Business Combination, each of the following three conditions is satisfied: (A) all or substantially all of the individuals and entities who were the beneficial owners of the then-outstanding shares of Common Stock entitled to vote immediately prior to such Business Combination still beneficially own more than 75% of the outstanding securities of the surviving entity in substantially the same proportions as their ownership immediately prior to such Business Combination; (B) the individuals who were members of the Board of Directors of the Company immediately prior to the execution of the agreement providing for such Business Combination constitute at least 50% of the members of the board of directors or other governing body of the acquiring entity; and (C) no person beneficially owns, directly or indirectly, securities that represent immediately after such merger or consolidation more than 50% of the combined voting power of the then outstanding voting securities of either the Company or the other surviving entity or its ultimate parent, or of the combined voting power of the then-outstanding securities of such entity entitled to vote generally in the election of directors or other governing body (except to the extent that such ownership existed prior to the Business Combination).

The following table reflects the potential payments to Mr. Roberts in the event of his termination or his termination following a Change in Control as of January 2, 2026:

	Cash Severance		Value of Accelerated Unvested Equity [1]	Benefits Continuation [2]
Termination Circumstances as of 1/2/2026	Base Salary	Management Incentive Bonus		
By the Company without Cause	$525,000 (1x salary)	—	$1,170,766	—
Executive officer resignation for Good Reason	$525,000 (1x salary)	—	$1,170,766	—
Death	$131,250 (3 mos. salary)	$325,766 (1x bonus)	$3,512,297	—
Disability	—	$325,766 (1x bonus)	$1,170,766	—
Within 18 months following Change in Control:				
By the Company without Cause	$525,000 (1x salary)	$420,000 (1x bonus)	$3,512,297	—
By the executive officer with Good Reason	$525,000 (1x salary)	$420,000 (1x bonus)	$3,512,297	—

(1) For RSUs and PSUs the value represents the closing price of our Common Stock on the last trading day of the fiscal year multiplied by the number of accelerated units. For PSUs, the number of accelerated units assumes vesting at the target level.

(2) Mr. Roberts opts out of health insurance benefits.

Ms. Chen and Messrs. Dolev and Yaldaei

The Executive Change in Control Agreements for Ms. Chen and Messrs. Dolev and Yaldaei provide for the terms summarized below.

- Upon cessation of the executive's employment at the Company for any reason under the Executive Change in Control Agreement, the executive (or his or her estate) shall be entitled to payment of:
  - All base salary earned through the executive's termination date but not yet paid;
  - Any unreimbursed business expenses that are eligible for reimbursement under the Company's policies;
  - Any accrued but unused vacation pay or paid time off;
  - Any amount arising from the executive's participation in, or benefits, under any employee benefits plans, programs or arrangements; and
  - Any amounts earned but not yet paid under any applicable bonus or incentive plan.
- The executive (or his or her estate) shall also be entitled to any applicable indemnification rights.
- If, within one year following the occurrence of a Change in Control, or within 60 days prior to the occurrence of a Change in Control, the executive's employment is terminated for any reason other than for Cause or the executive resigns for Good Reason, the executive shall be entitled to the following benefits in exchange for an unrevoked general release:
  - Payment of his or her then-current base salary for a period of 12 months;
  - Accelerated vesting of all unvested stock options, outstanding RSUs and other performance awards;
  - Any performance award that was assumed, substituted or continued with the Change in Control that had not already satisfied its performance conditions shall be treated as of the termination date as vested at the target level and fully vested as to any service conditions;
  - Payment of 100% of the executive's target annual bonus for the fiscal year in which the termination date occurs; and
  - The executive may elect to maintain the executive's and his or her dependent's health care benefit coverage to the same extent provided for by and with the same Company/Executive officer payment contribution percentages under the Company's group plans at the time of termination. Such coverage shall extend for a term of one year from the termination date unless he or she becomes covered as an insured under another employer's or spousal health care plan.
- Under the Executive Change in Control Agreements, a "Change in Control" would generally be considered to have occurred if:
  - Any person or entity, or multiple persons or entities acting as a group, becomes the beneficial owner of more than 50% of our outstanding voting shares;
  - Continuing Directors no longer constitute a majority of the Board, where "Continuing Director" means a Board member who was a Board member when the Executive Change in Control Agreement was executed or who was nominated, elected or approved by at least a majority of Board members who were, at that time, Continuing Directors, but excluding any individual whose initial assumption to office occurred as a result of any actual or threatened election contest or proxy solicitation, unless such person's treatment as a Continuing Director is subsequently approved by a majority of Continuing Directors; or
  - There is consummation of a merger, consolidation, reorganization, recapitalization or statutory share exchange involving the Company or a sale or other disposition of all or substantially all of the assets of the Company in one or a series of transactions (a "Business Combination"), unless, immediately following such Business Combination, each of the following three conditions is satisfied: (A) all or substantially all of the individuals and entities who were the beneficial owners of the then-outstanding shares of Common Stock entitled to vote immediately prior to such Business Combination still beneficially own more than 50% of the outstanding securities of the surviving entity in substantially the

same proportions as their ownership immediately prior to such Business Combination; (B) the individuals who were members of the Board of Directors immediately prior to the execution of the agreement providing for such Business Combination constitute at least 50% of the members of the board of directors or other governing body of the acquiring entity; and (C) no person beneficially owns, directly or indirectly, securities that represent immediately after such merger or consolidation more than 50% of the combined voting power of the then outstanding voting securities of either the Company or the other surviving entity or its ultimate parent, or of the combined voting power of the then-outstanding securities of such entity entitled to vote generally in the election of directors or other governing body (except to the extent that such ownership existed prior to the Business Combination).

The following table reflects the potential payments to Ms. Chen and Messrs. Dolev and Yaldaei, in the event any of them are terminated without cause or resign for good reason within twelve months following a change in control as of January 3, 2026:

Name	Cash Severance (Base Salary)	Management Incentive Bonus	Value of Accelerated Unvested Equity [1]	Benefits Continuation
Ramil Yaldaei	$390,285	$253,685	$1,997,738	$39,191
Ido Dolev	$450,000	$315,000	$4,172,460	$39,191
Shirley Chen	$435,000	$326,250	$2,155,315	$13,277

(1) For RSUs and PSUs, the value represents the closing price of our Common Stock on the last trading day of the fiscal year multiplied by the number of accelerated units. For PSUs, the number of accelerated units assumes vesting at the target level.

Each of Ms. Chen and Messrs. Dolev and Yaldaei has also entered into a separate agreement upon employment with the Company that subjects him or her to non-competition and non-solicitation restrictions, which limit his or her ability to compete with the Company during his or her employment and for a period of one year following his or her resignation or termination for any reason.

Mr. Slicer - Separation Agreement

On July 9, 2025, the Company and Mr. Slicer entered into a separation agreement (the "Separation Agreement"), effective as of July 16, 2025 (the "Effective Date"), in connection with Mr. Slicer's separation from service with the Company.

- Pursuant to the Separation Agreement, the Company, in exchange for Mr. Slicer's general release and waiver of claims, among other things:

  o agreed to pay Mr. Slicer a separation fee in the amount equal to one time his annual base salary, as in effect on June 12, 2025 (the "Separation Date") ($477,405), in substantially equal installments for a period of 12 months following the Effective Date in accordance with the Company's standard payroll practices for senior executives of which $220,341 was paid in fiscal year;

  o paid Mr. Slicer a pro rata incentive compensation payment for 2025 under the Company's Annual Cash Incentive Plan, with a target cash payment of 70% of his annual base salary in effect on the Separation Date, based on actual business and personal performance, pro-rated based on the number of days during the 2025 calendar year that Mr. Slicer was employed by the Company prior to the Separation Date ($87,829), which was paid in a lump sum in accordance with the Company's executive bonus payment cycle on March 12, 2026 and subject to appropriate income tax and other deductions;

  o accelerated the vesting of 3,194 unvested restricted stock units at a value of $319,400 which were previously granted to Mr. Slicer and would have vested during the twelve (12) month period following the Separation Date;

  o provided for the vesting of performance share units ("PSUs") granted on or before the Separation Date that, subject to the satisfaction of performance conditions, would have vested during the 12-month period following the Separation Date, at the value determined under the applicable performance plan at the end of the performance periods (4,358 PSUs at a value of $945,616);

ο   provided Mr. Slicer with a lump sum payment in the gross amount of $39,191, which is equal to 12 months of health and medical insurance premiums under COBRA.

- In addition to the payments provided for in the Separation Agreement, the Company paid to Mr. Slicer $18,362 in lieu of providing two weeks' notice in connection with Mr. Slicer's separation from service.

- The Separation Agreement also provided for accelerated vesting of PSUs granted on or before the Separation Date that would have vested on a time basis during the 12-month period following the Separation Date, but Mr. Slicer held no such awards as of the Separation Date.

- All other equity awards granted to Mr. Slicer prior to the Separation Date but with a vesting or performance measurement date subsequent to March 15, 2026 were forfeited.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we have elected to identify our median employee every three years unless a significant change in employee population or employee compensation arrangements has occurred. We are providing the following information about the relationship of our CEO's compensation to the compensation of all our employees. For 2025:

- The annual total compensation of the median employee, as determined in fiscal year 2025, was $123,868;

- The annual total compensation of our CEO, Michael P. Plisinski, as reported in the Summary Compensation Table included in this proxy statement, was $7,813,552; and

- The ratio of the annual total compensation of our CEO to the median employee's annual total compensation was 63 to 1.

This pay ratio is a reasonable estimate calculated in good faith, in a manner consistent with Item 402(u) of Regulation S-K, based on our payroll and employment records and the methodology described below. The SEC rules for identifying the "median employee" and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratios reported by other companies may not be comparable to the pay ratio set forth above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

To identify the employee with the median of the annual total compensation of all our employees that is used for the year ended 2025, we used the following methodology and made the following material assumptions, adjustments and estimates:

- We determined that as of January 3, 2026, our employee population consisted of approximately 1,615 individuals located in the U.S. and in countries in Europe and Asia. This population consisted of our full-time, part-time and temporary employees. We excluded a limited number of temporary agency employees and independent contractors, who are employees of, and whose compensation is determined by, third parties unaffiliated with the Company and as such are not considered our employees for the purposes of the pay ratio calculation.

- To identify the "median employee" from our employee population, we used a consistently applied compensation measure which included annual salary as reflected in our payroll records, as well as stock awards and non-equity incentive plan compensation earned in 2025, which was our measurement period. We applied a foreign currency to U.S. dollar exchange rate to the compensation paid in foreign currency and we did not make any cost-of-living adjustments. We selected this compensation measure because it is readily available in our existing payroll records and because it is a reasonable proxy for total compensation for purposes of determining the "median employee."

Once we identified our "median employee," we calculated the elements of such employee's compensation for 2025 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K. The median employee's annual total compensation of $123,868 may include as applicable salary, stock awards and non-equity incentive plan compensation, as well as Company matching contributions to the 401(k) employee savings plan, and the cost of Company paid premiums associated with coverage under the group term life insurance and accidental death and dismemberment insurance plan.

PROPOSAL 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Although ratification by stockholders is not required by law, the Board is submitting the Audit Committee's selection of Ernst & Young LLP ("EY") as the Company's independent registered public accounting firm for fiscal year 2026 for ratification as a matter of good corporate governance and recommends that the stockholders vote for ratification of such appointment. In the event of a negative vote on such ratification, the Board will reconsider its selection. Even if the selection is ratified, the Audit Committee may appoint a new independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and its stockholders. EY has indicated that representatives of EY, the independent registered public accounting firm presented herein, will be in attendance at the Annual Meeting. Such representatives will have the opportunity to make a statement, if they desire to do so, and to respond to appropriate questions.

Independent Registered Public Accounting Firm Selection Process

EY has been the Company's independent registered public accounting firm since 2008 (inclusive of tenure auditing the predecessor entity) and served in this role during fiscal year 2025. During this time, the firm has demonstrated:

- A high degree of independence and professionalism in their audit engagement with the Company;
- A solid record of partner and professional staff continuity;
- A knowledge of current and emerging accounting and auditing issues affecting the Company;
- A deep and ongoing understanding of the Company's business model and industry; and
- A readiness to assist the Company and its audit committee in keeping up to date with the latest accounting and auditing pronouncements and their application to the Company's business.

In making its selection of an independent registered public accounting firm, the Audit Committee assesses, among other factors:

- The performance of the independent registered public accounting firm in the prior year;
- The anticipated needs of the Company and ability of the accounting firm to address them in the coming year;
- The proposed fees for the coming year; and
- The potential impact of changing auditors for the coming year.

Ultimately, the selection of the independent registered public accounting firm is made with the best interest of the Company and its stockholders in mind.

Factors Used To Assess Independent Registered Public Accounting Firm Quality

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Members of the Audit Committee have experience in dealing with audits of other public companies as well as experience with other accounting firms. After the Merger Date, the Audit Committee's basis for the selection of EY as the Company's independent registered public accounting firm included, among other considerations, familiarity with Rudolph's accounting practices as the accounting acquirer in the 2019 Merger, EY's breadth of services and international footprint as well as expense considerations. On an ongoing basis, EY has been responsive, reliable and professional in their dealings with the Audit Committee and has appropriately assisted the Audit Committee in its oversight of the Company's financial processes and financial statements. In addition, EY makes available to the Company specialists within EY to assist in the audit when consultation on specific and unique issues is warranted. These processes appear to be effective in assisting EY with their audit engagement.

As a part of the Audit Committee's review of EY's qualifications, EY provides the Company with the firm-wide comments from the Public Company Accounting Oversight Board ("PCAOB") regarding PCAOB's examinations of EY for the prior year. EY also updates the Company with the quality improvements that the firm has made as a result of the PCAOB comments as well as other changes to their quality and risk assessment processes.

Audit Committee's Involvement In The Lead Partner Selection

In accordance with SEC and PCAOB independence guidelines, EY employs a regular schedule of rotation of both the lead engagement partner ("Lead Partner") and the concurring partner. Such a regularly scheduled rotation provides for sufficient overlap of the new Lead Partner with the outgoing Lead Partner. This process allows the members of the Audit Committee and Company management to become familiar with the new Lead Partner and new staff and to introduce them to the Company's business. Prior to the new Lead Partner's full engagement, the Audit Committee and Company management meet with EY to review and offer feedback on the industry experience, financial acumen and anticipated fit of the new Lead Partner with the Company.

Public Accounting Firm

Pursuant to our Audit Committee charter, our Audit Committee must pre-approve all audit and permissible non-audit services provided by the Company's independent registered public accounting firm. These services may include audit services, audit-related services, tax and other services. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. During fiscal year 2025, all services provided by EY to the Company were pre-approved by the Audit Committee in accordance with this policy, and the Audit Committee has concluded that the provision of these services is compatible with the accountants' independence.

Audit and Non-Audit Fees

The following table sets forth the fees billed for the fiscal year ended January 3, 2026 and the fiscal year ended December 28, 2024 by EY, the Company's independent registered public accounting firm.

Fees	2025	2024
Audit	$3,425,991	$2,500,000
Audit Related	$48,000	$89,705
All Other	—	—
Total	$3,473,991	$2,589,705

Audit Fees

Audit fees for the fiscal years ended January 3, 2026 and December 28, 2024 were for the audit of the Company's annual financial statements including management's assessment of internal control over financial reporting, the review of the Company's quarterly financial statements and other services. These fees may include services that are normally provided by the independent registered public accounting firm in connection with regulatory filings or engagements including any comfort letters and consents for financings and filings made with the SEC. Audit fees for fiscal year 2025 increased over fiscal year 2024 primarily due to the acquisition of Semilab USA LLC and the implementation of a new enterprise resource planning system.

Audit Related Fees

Audit related fees for the fiscal years ended January 3, 2026 and December 28, 2024 were for assurance and related services reasonably related to the performance of the audit or review of the Company's annual financial statements that are not reported under "Audit Fees." Audit related fees include services performed related to employee benefit plans.

All Other Fees

All other fees would consist of fees for products and services other than the services described above.

Negotiation of the annual independent registered public accounting firm's fees is the responsibility of the Audit Committee with the support of the Company's CFO. All of the EY fees listed in the chart above for fiscal years 2025 and 2024 were pre-approved by the Audit Committee, which concluded that the provision of such services by EY was compatible with the maintenance of that firm's independence in the conduct of its audit functions.

Vote Required

The affirmative vote, in person or by proxy, of a majority of the shares present or represented at the meeting and entitled to vote will be required to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2026.

The Board recommends voting "FOR" the ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2026.

AUDIT COMMITTEE REPORT

The following is the Audit Committee's report submitted to the Board for the fiscal year ended January 3, 2026.

As noted in the Audit Committee's charter, management is responsible for the Company's internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and for issuing a report thereon. Additionally, the independent registered public accounting firm is responsible for performing an independent audit of the Company's internal control over financial reporting and for issuing a report thereon. The Committee's responsibility is to monitor and oversee these processes.

In this context, the Audit Committee of the Board has:

- Reviewed and discussed with management and with Ernst & Young LLP, the Company's independent registered public accounting firm, together and separately, the Company's audited consolidated financial statements contained in its Annual Report on Form 10-K for the fiscal year ended January 3, 2026;

- Discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 1301, Communications with Audit Committees;

- Received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with Ernst & Young LLP its independence;

- Discussed and reviewed with Ernst & Young LLP, with and without management present, the Company's work in complying with the requirements of Section 404 under the Sarbanes-Oxley Act of 2002 regarding internal control over financial reporting; and

- Discussed Ernst & Young LLP's audit report on internal controls over financial reporting as of January 3, 2026 with management and Ernst & Young LLP.

Based on the foregoing review and discussions, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2026.

THE AUDIT COMMITTEE

Susan D. Lynch (Chairperson)
Stephen D. Kelley
Stephen S. Schwartz

EXECUTIVE OFFICER BIOGRAPHIES

Set forth below is certain information regarding the executive officers of the Company and their ages as of April 6, 2026. Information relating to Michael P. Plisinski is set forth above under the caption "PROPOSAL 1 - ELECTION OF DIRECTORS." The individuals listed reflect the Company's officers designated by the Board as "Executive Officers" for the 2026 fiscal year. The Company is unaware of any arrangements or understandings between the executive officers of the Company and other person(s) pursuant to which an executive officer was or is to be selected, except that Mr. Plisinski was appointed as CEO of the Company pursuant to the Merger Agreement for the 2019 Merger.

Named Executive Officers (NEOs)

Brian K. Roberts   Chief Financial Officer   Age: 55

- Mr. Roberts has served the Company in his current role since June 2025.

- Prior Experience:

  ο   October 2023 to May 2025: Executive Vice President and Chief Financial Officer of Sensata Technologies, Inc., a global industrial technology company.

  ο   December 2015 to October 2023: Member of the Board of Directors and Chair of the Audit Committee of ViewRay, Inc., a medical device company.

  ο   January 2018 to September 2022: Chief Financial Officer (until September 2020) and then Chief Executive Officer of Tarveda Therapeutics, a private venture-backed oncology company.

  ο   Prior to 2018 Mr. Roberts held various other leadership roles, including Chief Financial Officer at Insulet Corporation, a high-growth medical technology business, from 2009 to 2014, and in various leadership roles including as CFO at Digitas, Inc., a marketing and technology services business, from 2001 to its acquisition in 2007.

  ο   Mr. Roberts has also served as Chief Operating and Financial Officer of Averdo, Inc., a pharmaceutical and medical device company, as VP Finance at Idiom Technologies, a provider of globalization software, and as U.S. Controller of Monitor Company, a strategic consulting firm.

  ο   Mr. Roberts started his career at Ernst & Young LLP and is a Certified Public Accountant.

- Mr. Roberts holds a Bachelor of Science in Accounting Finance from Boston College.

Ramil Yaldaei   Chief Operating Officer   Age: 62

- Mr. Yaldaei has served the Company in his current role since May 2023.

- Prior Experience:

  ο   October 2022 to May 2023: Vice President, Global Operations, Metrology and Inspection, Onto Innovation.

  ο   September 2020 to January 2022: Senior Vice President, Global Supply Chain & Transformation, Visby Medical, a molecular diagnostics company, where he was responsible for supply chain strategy, including commodity management, procurement, sales and operations planning, and supplier quality and engineering.

  ο   November 2017 to November 2020: President, RYCC, LLC, a consulting company, where he served as an advisory member on the boards of directors of two leading semiconductor companies and acted as an advisor to corporate executives in executing strategic growth plans.

  ο   September 2005 to November 2017: Vice President & GM, Global Part Sourcing & Technology, Applied Materials, a U.S. semiconductor capital equipment manufacturer, where he was responsible for a supply chain of over $2.2 billion in materials and managed over 550 employees globally.

  ο   September 2003 to October 2005: Managing Director, Global Sourcing and Operations, Lam Research, a U.S. semiconductor capital equipment manufacturer, where he was responsible for the global commodities supply chain and managed over 500 employees globally.

- Mr. Yaldaei holds a B.S. and an M.S. in Physics from San Jose State University.

Ido Dolev   Executive Vice President, Product Solutions Group   Age: 46

- Mr. Dolev has served the Company in his current role since December 2024.
- Prior Experience:
  - August 2020 to November 2024: Vice President and General Manager, Optical Metrology Division Business Unit, KLA Corporation, a U.S. semiconductor capital equipment manufacturer, where he led a global team of more than 500 employees and was responsible for bottom line financial results of the Optical Metrology Division.
  - April 2017 to July 2020: Senior Director of Engineering, Overlay Business Unit, KLA Corporation, where he led the Measurement Technologies group.
  - May 2013 to April 2017: Group Manager, Optical Inspection Technology Group, Applied Materials, a U.S. semiconductor capital equipment manufacturer.
  - February 2006 to May 2013: Physicist, Optical Inspection Technology Group, Applied Materials.
- Mr. Dolev holds a B.Sc. in Mathematics and Physics, an M.Sc. in Physics, and a Ph.D. in Electrical Engineering from Tel-Aviv University.

Shirley Chen   Senior Vice President, Customer Success   Age: 50

- Ms. Chen has served the Company in her current role since June 2025.
- Prior Experience:
  - December 2023 to June 2025: Vice President, Global Commercial Operations - Materials and Structural Analysis Division, Thermo Fisher Scientific Inc., a life science and clinical research company, where she led a global commercial team serving all market sectors.
  - May 2021 to November 2023: Vice President of Sales, Global Semi, Thermo Fisher Scientific Inc., where she led the electron microscopy commercial team for the semiconductor sector.
  - August 2015 to May 2021: Vice President of Sales and Business Development, KLA Corporation, a U.S. semiconductor capital equipment manufacturer, where she was responsible for semiconductor process control products worldwide.
  - Prior to 2015, Ms. Chen held roles of increasing responsibility at KLA Corporation, FormFactor Inc., a provider of test and measurement technologies for integrated circuits, and Intel Corporation, a U.S. semiconductor company.
- Ms. Chen holds a B.S. in Chemical Engineering from The University of California, Los Angeles and an M.B.A. and M.S. in Engineering Management from Santa Clara University.

Other Executive Officers

Yoon Ah E. Oh Senior Vice President, General Counsel, and Corporate Secretary		Age: 44

- Ms. Oh has served the Company in her current role since October 2021.

- Prior Experience:

    o June 2023 to January 2024: Vice President, Interim Global Human Resources, Onto Innovation.

    o June 2020 to September 2021: Associate General Counsel and Corporate Secretary, Analog Devices, Inc., a semiconductor company, where she led the team responsible for corporate, M&A, and securities law matters.

    o June 2018 to May 2020: Vice President, Associate General Counsel and Corporate Secretary, Endo International Plc., a specialty pharmaceutical company, where she was responsible for corporate and securities law matters.

    o May 2017 to June 2018: Vice President, Associate General Counsel, Endo International Plc.

    o September 2015 to April 2017: Senior Counsel, Corporate, Endo International Plc.

    o September 2013 to September 2015: Associate, Dechert LLP, an international law firm.

    o September 2007 to August 2013: Associate, Cahill Gordon & Reindel LLP, an international law firm.

- Ms. Oh holds a B.A. in Political Science from Yale University and a J.D. from Harvard Law School. Ms. Oh is admitted to practice in the Commonwealth of Pennsylvania and the State of New York.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information with respect to beneficial ownership of the Common Stock as of March 24, 2026 (except as otherwise indicated), by (i) each individual or group known by the Company to own beneficially more than five percent (5%) of the Common Stock; (ii) each of the NEOs; (iii) each of the Company's directors and director nominees; and (iv) all directors, director nominees and executive officers as a group. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[1]
BlackRock, Inc.[2], 50 Hudson Yards, New York, NY 10001	5,039,082	10.1%
The Vanguard Group[3], 100 Vanguard Boulevard, Malvern, PA 19355	5,188,815	10.4%
Michael P. Plisinski	145,307	*
Brian K. Roberts	—	*
Ramil Yaldaei	7,679	*
Ido Dolev	5,128	*
Shirley Chen	—	*
Mark R. Slicer [4]	9,442	*
Stephen D. Kelley	5,623	*
Susan D. Lynch	2,923	*
David B. Miller	11,931	*
Stephen S. Schwartz	2,775	*
Christopher A. Seams	37,752	*
May Su	7,223	*
All directors, director nominees and executive officers as a group (Thirteen (13) persons)[5]	252,428	*

* Less than 1%

(1) Applicable percentage ownership is based on 49,743,567 shares of Common Stock outstanding as of March 24, 2026. Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes shares as to which a person holds sole or shared voting or investment power. Shares of Common Stock subject to RSUs which will vest within sixty (60) days of March 24, 2026 are deemed to be beneficially owned by the person holding such RSUs for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise noted, the address for the executive officers and directors named in this table is c/o Onto Innovation Inc., 16 Jonspin Road, Wilmington, Massachusetts 01887.

(2) Information provided herein is based on the Schedule 13G/A that was filed by BlackRock, Inc. on October 17, 2025, which reported that BlackRock, Inc. had sole voting power over 4,872,451 shares, shared voting power over zero shares, sole dispositive power over 5,039,082 shares and shared dispositive power over zero shares.

(3) Information provided herein is based on the Schedule 13G/A that was filed by The Vanguard Group on February 13, 2024, which reported that The Vanguard Group had sole voting power over zero shares, shared voting power over 82,524 shares, sole dispositive power over 5,054,083 shares and shared dispositive power over 134,732 shares.

(4) The number of shares held by Mr. Slicer were at the time of his Form 4 filed on June 13, 2025.

(5) Includes 15,626 shares subject to restricted stock units vesting within 60 days of March 24, 2026 for all directors, director nominees, and executive officers as a group.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires our executive officers, directors and the holders of more than 10% of our common stock to file with the SEC initial reports of ownership of our common stock and other equity securities on a Form 3 and reports of changes in such ownership on a Form 4 or Form 5. Officers, directors and 10% shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on a review of our records and written representations by the persons required to file these reports, all filing requirements of Section 16(a) were satisfied on a timely basis with respect to fiscal 2025, with the exception of a Form 3 for Shirley Chen that was filed four days late due to administrative error.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth, as of January 3, 2026, certain information related to our equity compensation plans.

Plan Category	(A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights[1]	(B) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(C) Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (A))[2]
Equity compensation plans approved by security holders	483,563	—	3,171,570
Equity compensation plans not approved by security holders	n/a	n/a	n/a
Total	483,563	—	3,171,570

(1) Includes 483,563 shares issuable upon vesting of outstanding restricted stock units under the 2020 Stock Plan.

(2) As of January 3, 2026, 2,366,798 shares were available under the 2020 Stock Plan and 804,772 shares were available under the ESPP.

OTHER MATTERS

The Company knows of no other matters to be submitted for consideration at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons acting as proxies to vote the shares they represent as the Board may recommend.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

What Is The Purpose Of The Annual Meeting?

At the Annual Meeting, stockholders will be asked to vote upon the matters set forth in the accompanying Notice of Annual Meeting, including:

- The election of seven directors;
- An advisory vote to approve named executive officer compensation; and
- The ratification of the appointment of our independent registered public accounting firm for fiscal year 2026,

all of which are more fully described herein.

Will Other Matters Be Voted On At The Annual Meeting?

We are not currently aware of any matters to be presented at the Annual Meeting other than those described in this proxy statement. If any other matters not described in the proxy statement are properly presented at the meeting, any proxies received by us will be voted in the discretion of the proxy holders.

Who Is Entitled To Vote?

If you were a stockholder of record as of the close of business on March 24, 2026, which is referred to in this proxy statement as the "record date," you are entitled to receive notice of the Annual Meeting and to vote the shares of Common Stock that you held as of the close of business on the record date. Each stockholder is entitled to one vote for each share of Common Stock held by such stockholder on the record date.

May I Attend The Meeting?

All stockholders of record as of the record date may attend the Annual Meeting, which will be held at the Company's offices located at 16 Jonspin Road, Wilmington, MA 01887. To obtain directions to attend the Annual Meeting and vote in person, please visit our website (www.ontoinnovation.com), and click on "Company," "Locations & Contact Info," scrolling to "Headquarters, Office Location" and clicking "Get Directions". As always, we encourage you to vote your shares prior to the Annual Meeting.

What is Required To Be Admitted To The Annual Meeting?

If you have a stock certificate or hold shares in an account with our transfer agent, you are considered the "stockholder of record" with respect to those shares. If you are a stockholder of record, you will need valid picture identification and proof that you are a stockholder of record of the Company as of the record date to gain admission to the Annual Meeting.

If you are a beneficial holder, you will be required to present a valid picture identification and proof from your bank, broker or other record holder of your shares that you are the beneficial owner of such shares to gain admission to the Annual Meeting. If you are a beneficial holder and wish to vote your shares at the meeting, you will need a legal proxy from your bank, broker or other record holder of your shares.

All attendees will be expected to comply with any health and safety protocols in effect at the Company's facility at the time of the Annual Meeting.

What Constitutes A Quorum?

The required quorum for the transaction of business at the Annual Meeting is a majority of the issued and outstanding shares of Common Stock, present in person or by proxy and entitled to vote at the Annual Meeting. On the record date, 49,743,567 shares of the Common Stock were issued and outstanding, each entitled to one vote on each matter to be acted upon at the Annual Meeting. Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote in person at the meeting. Abstentions and broker non-votes will be counted to determine whether there is a quorum present. If a quorum is not present, the Annual Meeting may be adjourned or postponed to a later date.

What Are "Broker Non-Votes"?

A broker non-vote occurs when a bank, broker or other registered holder of record holds shares for a beneficial owner but is not empowered to vote on a particular proposal on behalf of such beneficial owner because the proposal is considered "non-routine" and the beneficial owner has not provided voting instructions on that proposal. The election of directors and the advisory vote to approve named executive officer compensation are treated as "non-routine" proposals. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted with respect to any of these proposals unless you provide instructions to that firm. See below under "What Is the Vote Required for Election of Directors?" and "What Is the Vote Required for the Approval of Proposals Other Than Director Elections?" for a discussion of the impact of broker non-votes on each of the proposals that will be presented at the Annual Meeting. In order to ensure that any shares held on your behalf by a bank, broker or other registered holder of record are voted in accordance with your wishes, we encourage you to provide instructions to that firm or organization in accordance with the Notice or voting instruction form provided by the broker, bank or other registered holder or to contact your broker, bank or other registered holder to request a proxy form.

Who Bears The Cost Of Soliciting Proxies?

The Company will bear the cost of soliciting proxies. In addition, the Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Solicitation of proxies by mail may be supplemented by telephone, facsimile, e-mail or other electronic means or personal solicitation by directors, officers or regular employees of the Company. No additional compensation will be paid to such persons for such services.

Why Did I Receive A "Notice Of Internet Availability Of Proxy Materials" But No Proxy Materials?

We are distributing the Company's proxy materials to stockholders of record via the Internet in accordance with the "Notice and Access" approach permitted by rules of the SEC. This approach benefits the environment, while providing a timely and convenient method of accessing the materials and voting. Accordingly, we have sent you a Notice because the Board of the Company is soliciting your proxy to vote at the 2026 Annual Meeting of Stockholders, including at any adjournments or postponements of the meeting. On or about April 6, 2026, the Company will begin mailing the Notice to all stockholders of record entitled to vote at the Annual Meeting. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or request to receive a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy of the proxy materials and the Company's 2025 Annual Report may be found in the Notice.

What Does It Mean If I Received More Than One Notice?

If you receive more than one Notice, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on each of the Notices to ensure that all of your shares are voted.

How Do I Go About Voting?

You may vote "For" or "Against" each of the director nominees or you may "Abstain" from voting with respect to any nominee. For each of the other matters to be voted on, you may vote "For" or "Against" or "Abstain" from voting.

Voting For Shares Registered Directly In The Name Of The Stockholder

If you are a stockholder of record with shares registered in your name, you can vote by one of the following methods:

- **In Person** - To vote in person, come to the Annual Meeting and you will receive a ballot when you arrive. You will be required to show valid picture identification and proof that you are a stockholder of record of the Company as of the record date to be admitted to the Annual Meeting.

- **Via the Internet** - To submit your proxy by Internet, go to www.proxyvote.com and follow the instructions on the secure website. The deadline for proxy submission via the Internet is 11:59 p.m. (ET) on May 19, 2026.

- **Via Telephone** – To submit your proxy by telephone, call toll free 1-800-690-6903 within the United States, US territories and Canada. The deadline for voting by phone is 11:59 p.m. (ET) on May 19, 2026.

- **By Mail** – Stockholders who receive a paper proxy card may complete, sign and date their proxy card and mail it in the pre-addressed postage-paid envelope that accompanies the proxy card. Proxy cards submitted by mail must be received prior to the time of the Annual Meeting in order for your shares to be voted.

Even if you plan to attend the Annual Meeting, we recommend that you submit your proxy in advance so that your shares are represented at the Annual Meeting in the event you are unable to attend the meeting. Each stockholder of record is entitled to one vote for each share of Common Stock owned by such stockholder on all matters presented at the Annual Meeting. Stockholders do not have the right to cumulate their votes in the election of directors.

If you return a signed and dated proxy card but do not indicate how the shares are to be voted, those shares will be voted in accordance with Onto Innovation's Board's recommendations. A valid proxy card also authorizes the individuals named therein as proxies to vote your shares in their discretion on any other matters, which, although not described in the proxy statement, are properly presented for action at the Annual Meeting. If you indicate on your proxy card that you wish to "abstain" from voting on an item, your shares will not be voted on that item.

While Internet proxy voting is being provided to allow you to submit your proxy online, with procedures designed to ensure the authenticity and correctness of your proxy vote instructions, please be aware that you must bear any costs associated with your Internet access, such as usage charges from Internet access providers and telephone companies.

Voting By Proxy For Shares Registered In Street Name

If your shares are held in a stock brokerage account or by a bank or other holder of record, you are considered the "beneficial owner" of shares held in "street name." As the beneficial owner, you have the right to direct your broker, bank or other holder of record on how to vote your shares by submitting voting instructions to such person in accordance with the directions that the entity provides. In the event you are considered the "beneficial owner" of shares held in "street name" and you wish to vote in person at the Annual Meeting, you must obtain a legal proxy from your broker, bank or another agent. Your vote also authorizes the person(s) acting as your proxy to vote your shares in their discretion. Follow the instructions from your broker or bank included with these proxy materials or contact your broker or bank to request a legal proxy.

May I Revoke My Proxy Or My Voting Instructions?

If you are a stockholder of record, you may revoke your proxy or change your vote after submitting your proxy at any time before the polls close at the Annual Meeting by doing any of the following:

- By delivering a written notice of revocation or a duly executed proxy card bearing a later date to the Corporate Secretary of the Company at the Company's principal executive offices prior to the Annual Meeting;
- By submitting a timely and valid later proxy online at www.proxyvote.com;
- By submitting a timely and valid later proxy by telephone call to 1-800-690-6903 within the USA, US territories and Canada; or
- By attending the Annual Meeting and voting in person.

If you are a beneficial owner of shares, please contact your bank, broker or other holder of record for specific instructions on how to change or revoke your voting instructions.

What Happens If I Do Not Vote?

Stockholder Of Record: Shares Registered In Your Name

If you are a stockholder of record and do not submit a proxy by mail, telephone, or the Internet or by attending the Annual Meeting and voting in person, your shares will not be voted.

Beneficial Owner: Shares Registered In The Name Of Broker Or Bank

If you are a beneficial owner and do not instruct your broker, bank, or other agent how to vote your shares, the question of whether your broker or nominee will still be able to vote your shares depends on whether the NYSE deems the particular proposal to be a "routine" matter. Brokers and nominees can use their discretion to vote "uninstructed" shares with respect to matters that are considered to be "routine," but not with respect to "non-routine" matters. Under the rules and interpretations of the NYSE, "non-routine" matters are matters that may substantially affect the rights or privileges of stockholders, such as mergers, stockholder proposals, elections of directors (even if not contested), executive officer compensation (including any advisory stockholder votes on executive officer compensation and on the frequency of stockholder advisory votes on named executive officer compensation), and certain corporate governance proposals, even if management supported. Accordingly, your broker or nominee may not vote your shares on the election of directors or the advisory proposal to approve the named executive officer compensation without your instructions, but may vote your shares on the proposal to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2026 even in the absence of your instruction.

What If I Return A Proxy Card Or Otherwise Submit a Proxy But Do Not Make Specific Choices?

If you return a signed and dated proxy card or otherwise submit a proxy without marking voting selections, your shares will be voted, as applicable, "For" the election of all seven nominees for director, "For" the advisory approval of the named executive officer compensation, and "For" the ratification of the appointment of Ernst & Young, LLP as the independent registered public accounting firm of the Company for its fiscal year ending December 31, 2026. If any other matter is properly presented at the meeting, your proxyholder will vote your shares using his or her best judgment.

What Is The Vote Required For Election Of Directors?

For the election of directors, each director is elected by a majority of the votes cast (except that if the number of nominees exceeds the number of directors to be elected, directors will be elected by a plurality voting standard). This means that for a director nominee to be elected to our Board, the number of votes cast "for" a director's election must exceed the number of votes cast "against" that director's election (with "abstentions" and "broker non-votes" not counted as a vote cast either "for" or "against" that director's election, although abstentions and broker non-votes count for the purpose of determining a quorum). Our Bylaws provide for election of directors by a majority of votes cast in uncontested elections, and our Corporate Governance Guidelines provides that any incumbent director nominee in an uncontested election who does not receive an affirmative majority of votes cast must promptly tender such director's resignation to our Board. Further information regarding the process that will be followed if such an event occurs can be located under the heading "Proposal 1 - Election of Directors."

What Is The Vote Required For The Approval Of Proposals Other Than Director Elections?

The proposal to approve, on an advisory basis, the compensation of our named executive officers and the proposal to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026 each requires the affirmative vote, in person or by proxy, of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter to be approved. For each of these two proposals, abstentions in effect count as negative votes, because they are shares represented in person or by proxy that are entitled to vote on the matter and not voted in the affirmative. Broker non-votes are not counted as part of the vote total (because they are not considered "entitled to vote" on the matter) and have no effect on the outcome.

What Is Householding?

The Company has adopted a procedure approved by the SEC called "householding." Under this procedure, when multiple stockholders of record share the same address, we may deliver only one (1) Notice or set of householding materials to that address unless we have received contrary instructions from one or more of those stockholders. The same procedure may be followed by brokers and other nominees holding shares of our stock in "street name" for more than one beneficial owner with the same address.

If a stockholder holds shares of stock in multiple accounts (e.g., with our transfer agent and/or banks, brokers or other registered stockholders), we may be unable to use the householding procedures and, therefore, that stockholder may receive multiple copies of the Notice. You should follow the instructions on each Notice that you receive in order to vote the shares you hold in different accounts.

A stockholder that shares an address with another stockholder if such household has received only one Notice, may write or call us as specified below:

- To request a separate copy of such materials, which will be promptly mailed without charge; and
- To request that separate copies of these materials be sent to his or her home for future meetings.

Conversely, a stockholder of record who shares the same address with another stockholder of record may write or call us as specified below to request that a single set of proxy materials be delivered to that address. Such stockholder requests may be made to our Investor Relations Department either via phone at 978-253-6200 or by mail directed to:

Onto Innovation Inc.
Attention: Investor Relations
16 Jonspin Road
Wilmington, Massachusetts 01887

If you are a beneficial owner of shares held in street name, please contact your bank, broker or other holder of record regarding such requests.

How Can I Find Out the Results Of The Voting At The Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. Final voting results will be published in a Current Report on Form 8-K that we expect to file within four business days after the Annual Meeting. If final voting results are not available to us in time to file a Form 8-K within four business days after the meeting, we intend to file a Form 8-K to publish preliminary results and, within four business days after the final results are known to us, file an additional Form 8-K to publish the final results.

What Are The Deadlines For Submission Of Stockholder Proposals For The 2026 Annual Meeting?

Stockholders of the Company are entitled to present proposals for consideration at forthcoming stockholder meetings provided that they comply with the proxy rules promulgated by the SEC, if applicable, and the Bylaws. Stockholders wishing to present a proposal at the Company's 2027 Annual Meeting of Stockholders must submit such proposal in writing to the Corporate Secretary at Onto Innovation Inc., 16 Jonspin Road, Wilmington, Massachusetts 01887 no later than December 11, 2026 in accordance with Rule 14a-8 under the Exchange Act, if they wish for it to be eligible for inclusion in the proxy statement and form of proxy relating to that meeting. In addition, under the Bylaws, a stockholder wishing to nominate a director or make a proposal at the 2027 Annual Meeting of Stockholders outside of Exchange Act Rule 14a-8 must submit such nomination or proposal in writing to the Corporate Secretary at the above address no earlier than January 20, 2027 and no later than February 19, 2027. In addition, to comply with the universal proxy, stockholders who intend to solicit proxies in support of director nominees other than the Company nominees in connection with the 2026 Annual Meeting of Stockholders must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act, postmarked or submitted electronically to the Company at its principal executive office no later than March 22, 2027.

The Nominating & Governance Committee will also consider qualified director nominees recommended by stockholders. Our process for receiving and evaluating Board member nominations from our stockholders is described above under the caption "Consideration Of Director Nominees."

You are also advised to review the Company's Bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations.

ADDITIONAL INFORMATION

Stockholders may obtain a copy of the Company's Annual Report on Form 10-K for the fiscal year ended January 3, 2026, including financial statements and schedules included in the Annual Report on Form 10-K, without charge, by visiting the Company's website at **https://investors.ontoinnovation.com/** or by writing to:


Onto Innovation Inc.
Attention: Investor Relations
16 Jonspin Road
Wilmington, Massachusetts 01887


Upon written request to the Company, at the above address for Investor Relations, the exhibits set forth on the exhibit index of the Company's Annual Report on Form 10-K will be made available at reasonable charge (which will be limited to our reasonable expenses in furnishing such exhibits).

BY ORDER OF THE BOARD OF DIRECTORS

Yoon Ah E. Oh
Corporate Secretary

Dated: April 6, 2026

Board of Directors

Christopher A. Seams
Chairman of the Board
Former Chief Executive Officer
Deca Technologies

Stephen D. Kelley
President and Chief Executive Officer
Advanced Energy Industries, Inc.

Susan D. Lynch
Former Senior Vice President and Chief
Financial Officer
V2X, Inc.

David B. Miller
Former President
DuPont Electronics & Communications

Michael P. Plisinski
Chief Executive Officer

Stephen S. Schwartz
Former President and Chief Executive Officer
Azenta, Inc.

May Su
Former Chief Executive Officer
Kateeva, Inc.

Executive Officers

Michael P. Plisinski
Chief Executive Officer

Ido Dolov
Executive Vice President,
Product Solutions Group

Brian K. Roberts
Chief Financial Officer

Ramil Yaldaei
Chief Operating Officer

Yoon Ah E. Oh
Senior Vice President,
General Counsel and Corporate Secretary

Shirley Chen
Senior Vice President, Customer Success



NYSE
ONTO

Onto Innovation Inc.
16 Jonspin Road
Wilmington MA 01887
978.253.6200

ontoinnovation.com